04020571

1-15242

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

MAR 25 2004

Form 6-K

**REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934**

For the month of March 2004

3/1/04

DEUTSCHE BANK CORPORATION
(Translation of Registrant's Name Into English)

**Deutsche Bank Aktiengesellschaft
Taunusanlage 12
60325 Frankfurt am Main
Germany**
(Address of Principal Executive Offices)

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F _X_ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No _X_

This Report on Form 6-K contains Deutsche Bank AG's Financial Report 2003, Annual Review 2003 and Annual Review 2003 (Short Report). This Report on Form 6-K is being filed in paper format pursuant to Section 101(b)(1) of Regulation S-T. This Report on Form 6-K is not intended to be incorporated by reference into registration statements filed by Deutsche Bank AG under the Securities Act of 1933.

Forward-looking statements contain risks

This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this report that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our restructuring including the envisaged reduction in headcount, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of March 25, 2004 on pages 9 through 14 under the heading "Risk Factors." Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE BANK AKTIENGESELLSCHAFT

Date: March 25, 2004

By: ____________________
Name: Hans-Dirk Krekeler
Title: General Counsel to the Board of Managing Directors

By: ____________________
Name: Anthony DiIorio
Title: Group Controller

Financial Report 2003

Deutsche Bank

Deutsche Bank – The Group at a glance

	2003	2002
Share price high	€ 66.04	€ 82.65
Share price low	€ 32.97	€ 35.60
Dividend per share (proposed for 2003)	€ 1.50	€ 1.30
Basic earnings per share	€ 2.44	€ 0.64
Modified basic earnings per share[1]	€ 2.56	€ 5.16
Return on average total shareholders' equity (RoE)	4.7%	1.1%
Adjusted return on average active shareholders' equity[1,2]	5.2%	10.2%
Cost/income ratio[3]	81.8%	78.8%
	€ m.	€ m.
Total revenues	21,268	26,547
Provision for loan losses	1,113	2,091
Total noninterest expenses	17,399	20,907
Income before income tax expense and cumulative effect of accounting changes	2,756	3,549
Net income	1,365	397
	Dec 31, 2003 € m.	Dec 31, 2002 € m.
Total assets	803,614	758,355
Loans (before allowance for loan losses)	148,227	171,620
Shareholders' equity	28,202	29,991
BIS core capital ratio	10.0%	9.6%
	Number	Number
Branches	1,576	1,711
thereof in Germany	845	936
Employees (full-time equivalent)	67,682	77,442
thereof in Germany	29,857	33,807
Long-term rating		
Moody's Investors Service, New York	Aa3	Aa3
Standard & Poor's, New York	AA–	AA–
Fitch Ratings, New York	AA–	AA–

[1] Net income of € 1,365 million for 2003 and € 397 million for 2002 is adjusted for the reversal of 1999/2000 credits for tax rate changes of € 215 million for 2003 and € 2,817 million for 2002 and for the effect of accounting changes of € 151 million for 2003 and € 37 million for 2002.

[2] We calculate this adjusted measure of our return on average total shareholders' equity to make it easier to compare us to our competitors. We refer to this adjusted measure as our "return on average active equity". However, this is not a measure of performance under U.S. GAAP and you should not compare our ratio to other companies' ratios without considering the differences in calculation of the ratios. The item for which we adjust the average shareholders' equity of € 28,940 million for 2003 and € 36,789 million for 2002 are the average unrealized net gains on securities available for sale, net of applicable tax effects of € 810 million for 2003 and € 4,842 million for 2002 and the average dividends of € 756 million for 2003 and € 701 million for 2002. The dividend is paid once a year following its approval by the general shareholders' meeting.

[3] Total noninterest expenses as a percentage of net interest revenues before provision for loan losses plus noninterest revenues.

Content

0000006

Management Report

The following discussion and analysis should be read in conjunction with the consolidated financial statements and the related notes to them. Our consolidated financial statements for the years ended December 31, 2003 and 2002 have been audited by KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft that issued an unqualified opinion.

Executive Summary

In 2002 we set forth an agenda to transform the Bank that included improving the operating results of our core businesses, reducing our cost structure, reducing the overall risk assumed by the Bank, maintaining a strong capital base and optimizing the Private Clients and Asset Management (PCAM) franchise. Our results in 2003 demonstrate that we achieved, or exceeded, all goals set in that agenda.

Income before income tax expense and cumulative effect of accounting changes was € 2.8 billion in 2003 and € 3.5 billion in 2002. Net income for 2003 more than tripled to € 1.4 billion compared to € 397 million in 2002, and basic earnings per share increased 281% to € 2.44.

There are several elements of our 2003 results that we consider especially noteworthy:

- Compared to 2002, total net revenues excluding the provision for loan losses decreased by € 5.3 billion, or 20% to € 21.3 billion. However, underlying revenues of € 21.9 billion in 2003 were only € 0.9 billion, or 4%, below those of 2002. This decrease was due to the negative impact of exchange rate movements on our non-Euro-denominated revenues (especially our U.S. dollar revenues) and the deconsolidation of non-core businesses sold. Excluding these negative impacts, revenues grew largely due to the strength of our sales and trading businesses, where we are the global leader in revenues. In line with our focus on managing overall risk assumed, this is evidence of our commitment to increasing customer flow business rather than proprietary risk or illiquid positions.
- Compared to 2002, our total noninterest expenses in 2003 declined by 17% to € 17.4 billion. This was due mainly to the aforementioned exchange rate movements that had a beneficial effect on expenses and the decline in our costs resulting from the sale of non-core businesses but, with the exception of performance-related bonuses and severance, almost all cost categories declined.
- Compared to December 31, 2002, we reduced our risk-weighted assets by almost 10%, increased our Tier I capital ratio from 9.6% to 10% and were able to reduce our provision for credit losses, which includes both the provision for on- and off-balance sheet positions, by € 1.0 billion, or 50%.
- PCAM's income before taxes was € 1.2 billion in both 2003 and 2002. However adjusted for gains on sales of businesses of € 51 million in 2003 and € 511 million in 2002 and restructuring activities of € 240 million in 2002, underlying pre-tax profit would have been up 18% to € 1.1 billion. In addition, as of the end of 2003, PCAM's invested assets were € 872 billion, among the largest in the world.

As world economic conditions improve, our objective is to boost revenues in our core businesses while maintaining strict cost, capital and risk discipline. Among our specific strategic initiatives are continued investment by the Corporate and Investment Bank Group Division in high margin businesses and development of specific industry groups in the U.S. As part of the ongoing transformation of our PCAM businesses, we intend to improve our cross-selling to increase customer penetration in the Private & Business Clients Corporate Division and to benefit from selective hiring of senior relationship managers and upgrading the product mix in Asset and Wealth Management Corporate Division. In the Corporate Investments Group Division we intend to continue the process of reducing our equity and other exposures.

The following table presents our condensed consolidated statement of income for 2003 and 2002:

			2003 increase (decrease) from 2002	
in € m.	**2003**	2002	in €	in %
Net interest revenues	**5,847**	7,186	(1,339)	(19)
Provision for loan losses	**1,113**	2,091	(978)	(47)
Net interest revenues after provision for loan losses	**4,734**	**5,095**	**(361)**	**(7)**
Commissions and fee revenues	**9,332**	10,834	(1,502)	(14)
Trading revenues, net	**5,611**	4,024	1,587	39
Net gains on securities available for sale	**20**	3,523	(3,503)	(99)
Net loss from equity method investments	**(422)**	(887)	465	52
Other noninterest revenues	**880**	1,867	(987)	(53)
Total noninterest revenues	**15,421**	**19,361**	**(3,940)**	**(20)**
Total net revenues	**20,155**	**24,456**	**(4,301)**	**(18)**
Compensation and benefits	**10,495**	11,358	(863)	(8)
Goodwill impairment	**114**	62	52	84
Restructuring activities	**(29)**	583	(612)	N/M
Other noninterest expenses	**6,819**	8,904	(2,085)	(23)
Total noninterest expenses	**17,399**	**20,907**	**(3,508)**	**(17)**
Income before income tax expense and cumulative effect of accounting changes	**2,756**	3,549	(793)	(22)
Income tax expense	**1,327**	372	955	257
Reversal of 1999/2000 credits for tax rate changes	**215**	2,817	(2,602)	(92)
Income before cumulative effect of accounting changes, net of tax	**1,214**	**360**	**854**	**237**
Cumulative effect of accounting changes, net of tax	**151**	37	114	N/M
Net income	**1,365**	**397**	**968**	**244**

N/M – Not meaningful.

Our net income included the material effects of reversing income tax credits related to 1999 and 2000 tax law changes, as described in "Effects of 1999/2000 German Tax Reform Legislation and Accounting for Income Tax" and the cumulative effect of accounting changes as described in "–Cumulative Effect of Accounting Changes". The following table shows our net income excluding these effects:

		2003		2002
in € m. (except per share amounts)		**Per Share (basic)**		Per Share (basic)
Net income	**1,365**	**2.44**	397	0.64
Reversal of 1999/2000 credits for tax rate changes	**215**	**0.39**	2,817	4.58
Cumulative effect of accounting changes, net of tax	**(151)**	**(0.27)**	(37)	(0.06)
Net income before reversal of 1999/2000 credits for tax rate changes and cumulative effect of accounting changes, net of tax	**1,429**	**2.56**	**3,177**	**5.16**

Net income above included € 222 million in 2003 and € 3.3 billion in 2002, representing the pre-tax gains on sales of securities that generated the reversal of the 1999/2000 credits for tax rate changes above.
For further information on significant acquisitions and divestitures, see Note [3] to the consolidated financial statements.

Effects of 1999/2000 German Tax Reform Legislation and Accounting for Income Taxes

The German Tax Reform Act stipulated that profits on the sale of shareholdings in German corporations were exempt from tax beginning January 1, 2002. For our consolidated financial statements for 2000, this meant that the respective deferred tax liability formed in connection with the unrealized gains from equity securities available for sale accumulated in other comprehensive income (OCI) had to be released as a credit in the tax line of the income statement although the gains were still unrealized since the securities were not yet sold.
The release of the deferred tax liability through the income statement did not affect the offset amount in OCI. It remains fixed in the amount determined at the date of the release of the deferred tax liability until such time as the securities are sold.
The following table presents the level of unrealized gains and related effects for available for sale equity securities of DB Investor, which holds most of our industrial holdings.

in € bn.	**2003**	2002	2001	2000	1999
Market value	**6.3**	5.3	14.1	17.5	21.8
Cost	**4.6**	5.0	5.7	5.6	5.8
Unrealized gains in Other Comprehensive Income	**1.7**	0.3	8.4	11.9	16.0
Less: deferred tax relating to 1999 and 2000 tax rate changes in Germany	**2.8**	2.9	5.5	6.5	8.6
Other Comprehensive Income (Loss), net	**(1.1)**	**(2.6)**	**2.9**	**5.4**	**7.4**

The accounting for income tax rate changes may result in significant impacts on our results of operations in periods in which we sell these securities as illustrated in 2003, 2002 and 2001 when we sold portions of our industrial holdings. The gains resulting from most of these sales were not subject to tax. However, we recognized tax expenses due to reversals of amounts fixed at the time of the change in tax rates amounting to € 215 million in 2003, € 2.8 billion in 2002 and € 995 million in 2001.
The only tax payable will be on 5% of any gain as a result of the 2004 Tax Reform Act which was enacted in December 2003. Under the Act, effective starting in 2004, corporations will effectively become subject to tax on 5% of capital gains from the disposal of foreign and domestic shareholdings irrespectively of holding percentage and holding period; losses from a shareholding disposal continue to be non-tax deductible.

Neither the initial release of the deferred tax liability nor the unrealized gains and losses from securities available for sale are included in regulatory core capital. The entire procedure is a U.S. GAAP-specific accounting requirement. We believe that the economic effects of the tax rate changes are not appropriately reflected in the individual periods up to and including the period of the sale.

For more information on this accounting method, see the respective section of our Form 20-F filed March 25, 2004.

Operating Results

You should read the following discussion and analysis in conjunction with the consolidated financial statements.

Net Interest Revenues

The following table sets forth data related to our net interest revenues:

			2003 increase (decrease) from 2002	
in € m. (except percentages)	**2003**	2002	in €	in %
Total interest revenues	**27,583**	35,781	(8,198)	(23)
Total interest expenses	**21,736**	28,595	(6,859)	(24)
Net interest revenues	**5,847**	7,186	(1,339)	(19)
Average interest-earning assets[1]	**736,046**	781,134	(45,088)	(6)
Average interest-bearing liabilities[1]	**683,127**	729,643	(46,516)	(6)
Gross interest yield[2]	**3.75%**	4.58%	(0.83) ppt	(18)
Gross interest rate paid[3]	**3.18%**	3.92%	(0.74) ppt	(19)
Net interest spread[4]	**0.57%**	0.66%	(0.09) ppt	(14)
Net interest margin[5]	**0.79%**	0.92%	(0.13) ppt	(14)

ppt – percentage points

[1] Average balances for each year are calculated based upon month-end balances.

[2] Gross interest yield is the average interest rate earned on our average interest-earning assets.

[3] Gross interest rate paid is the average interest rate we paid on our average interest-bearing liabilities.

[4] Net interest spread is the difference between the average interest rate earned on average interest-earning assets and the average interest rate paid on average interest-bearing liabilities.

[5] Net interest margin is net interest revenues expressed as a percentage of average interest-earning assets.

The vast majority of the decline in total interest revenues and total interest expenses was due to the overall decline in interest rates in the marketplace. In fact, the average rates we earned and paid on interest-bearing instruments decreased by 18% and 19%, respectively. The remainder of the decrease in total interest revenues and expenses was the result of lower balances of interest-bearing instruments, primarily related to the planned reduction of our loan exposure, which declined by 44% from December 31, 2002 to December 31, 2003.

The € 1.3 billion decline in net interest revenues from 2002 is attributable to a number of factors, primarily the sale or merger of businesses and assets, the decrease in our loan book as we continue to reduce our overall risk positions and the negative effect of lower interest rates on our reinvested deposit balances.

Average interest-earning assets declined by € 45 billion from 2002 to 2003. Average loans outstanding were € 166 billion in 2003, a decline of € 63 billion from 2002. A € 41 billion decline in average loans to German borrowers was due largely to the full year effect of deconsolidating the EUROHYPO business, which was deconsolidated in the third quarter of 2002. Average loans to non-German borrowers declined by € 22 billion largely as a result of de-emphasizing the traditional lending business. Average securities available for sale and other investments declined by € 22 billion, or 40%, mainly in Germany, which was attributable to sales of industrial holdings and the reduction in assets held because of the sale of most of our insurance business in 2002.

The development of our net interest revenues is also influenced to a significant extent by the accounting treatment of some of our derivatives transactions. We enter into nontrading derivative transactions as economic hedges of the interest rate risks of our nontrading assets and liabilities. Some of these derivatives qualify as hedges for accounting purposes while others do not. When derivative transactions qualify as hedges for accounting purposes, the interest arising from the derivatives appear in interest revenues and expense, where they compensate the interest flows from the assets and liabilities they are intended to hedge. When derivatives do not qualify for hedge accounting treatment, the interest flows that arose from the derivatives during any period all appear in trading revenues for that period.

Trading revenues, net

The following table sets forth data related to our trading revenues:

			2003 increase (decrease) from 2002	
in € m.	**2003**	2002	in €	in %
CIB – Sales & Trading (equity)	**2,491**	513	1,978	386
CIB – Sales & Trading (debt and other products)	**3,481**	3,583	(102)	(3)
Other trading revenues[1]	**(361)**	(72)	(289)	N/M
Total trading revenues, net	**5,611**	**4,024**	**1,587**	**39**

N/M – Not meaningful

[1] *In 2003, other trading revenues included losses of € 285 million from credit default swaps used to hedge our investment-grade loan exposure.*

Our trading and risk management businesses include significant activities in interest rate instruments and related derivatives. Under U.S. GAAP, interest revenues earned from trading assets (e.g., coupon and dividend income), and the costs of funding net trading positions are part of net interest revenues. Our trading activities can periodically shift revenues between trading revenues and interest revenues, depending on a variety of factors, including risk management strategies. In order to provide a more business-focused commentary, we discuss the combined net interest and trading revenues by group division and by product within the Corporate and Investment Bank, rather than by type of revenues generated.

The following table sets forth data relating to our combined net interest and trading revenues by group division and product within Corporate and Investment Bank:

in € m.	2003	2002	2003 increase (decrease) from 2002 in €	in %
Net interest revenues	**5,847**	7,186	(1,339)	(19)
Trading revenues, net	**5,611**	4,024	1,587	39
Total net interest and trading revenues	**11,458**	**11,210**	**248**	**2**
Breakdown by Group Division/CIB product[1]				
Sales & Trading (equity)	**2,259**	1,151	1,108	96
Sales & Trading (debt and other products)	**5,359**	5,266	93	2
Total Sales & Trading	**7,618**	**6,417**	**1,201**	**19**
Loan products[2]	**739**	1,443	(704)	(49)
Transaction services	**802**	1,050	(248)	(24)
Remaining products[3]	**(367)**	(428)	61	14
Total Corporate and Investment Bank	**8,792**	**8,482**	**310**	**4**
Private Clients and Asset Management	**2,824**	2,878	(54)	(2)
Corporate Investments	**(6)**	(29)	23	79
Consolidation & Adjustments	**(153)**	(121)	(32)	(26)
Total net interest and trading revenues	**11,458**	**11,210**	**248**	**2**

[1] Note that this breakdown reflects net interest and trading revenues only. For a discussion of the group divisions' total revenues by product please refer to "–Results of *Operations by Segment*".
[2] Includes the traditional net interest spread on loans as well as the results of credit default swaps used to hedge our investment-grade loan exposure in 2003.
[3] Includes origination, advisory and other products.

Corporate and Investment Bank (CIB). Combined net interest and trading results from sales and trading products increased by € 1.2 billion with most of the increase due to trading of equities products, reflecting the improved equities markets in 2003. The net interest cost of carrying greater equities positions was more than offset by increased trading revenues from equity derivatives, convertibles, and DB Advisors. Also contributing to the comparative improvement was a material negative result from a single block trade in 2002. Results from loan products decreased by € 704 million. This decline was seen in both net interest and trading and resulted mainly from the reduced net interest earned on lower overall loan volume and negative hedge results on credit default swaps that do not qualify for hedge accounting under SFAS 133 but are used to hedge loan exposures. Results from transaction services were down by € 248 million due to lower interest earned in cash management and a decline in balances following the sale of substantial parts of our Global Securities Services business. Results from remaining products, mainly including goodwill funding costs, were € 61 million better than 2002.

Private Clients and Asset Management (PCAM). Net interest revenues were negatively affected by the sale of most of our insurance businesses and reduced deposit volumes in a low interest rate environment. Somewhat offsetting these factors was increased net interest attributable to the consolidation of entities pursuant to the implementation of FIN 46 in 2003.

The absolute amounts and variances for combined net interest and trading for Corporate Investments and Consolidation & Adjustments were not material.

Provision for Loan Losses

Our provision for loan losses consists of changes to the allowances we carry for credit losses on loans. The allowance consists of a specific loss component, which relates to specific loans, and an inherent loss component. The inherent loss component consists of a country risk allowance, an allowance for smaller-balance standardized homogeneous loans and an other inherent loss component to cover losses in our loan portfolio, which we have not otherwise identified.

Our provision for loan losses was € 1.1 billion in 2003, a 47% decline from 2002, reflecting the overall improved credit quality of our corporate loan book, as evidenced by the increase in the portion of our loans carrying an investment-grade rating. This amount was composed of both net new specific and inherent loan loss provisions. The provision for the year was primarily due to specific loan loss provisions required against a wide range of industry sectors, the two largest being Utilities and Manufacturing and Engineering.

Our provision for loan losses in 2002 was € 2.1 billion. This amount is composed of both net new specific and inherent loan loss provisions. The provision for the year was primarily due to provisions raised to address the downturn in the telecommunications industry and specific loan loss provisions reflecting the deterioration in various industry sectors represented in our German portfolio and the Americas.

For a discussion of changes to our allowance for loan losses in recent periods and our credit risk provisioning policies, procedures and experience generally, see the risk report.

Noninterest Revenues, Excluding Trading Revenues

			2003 Increase (Decrease) from 2002	
in € m.	**2003**	2002	in €	in %
Commissions and fee revenues[1]	**9,332**	10,834	(1,502)	(14)
Insurance premiums	**112**	744	(632)	(85)
Net gains on securities available for sale	**20**	3,523	(3,503)	(99)
Net (loss) from equity method investments	**(422)**	(887)	465	52
Other noninterest revenues	**768**	1,123	(355)	(32)
Total noninterest revenues, excluding trading revenues	**9,810**	**15,337**	**(5,527)**	**(36)**
[1] Includes				
Commissions and fees from fiduciary activities:				
Commissions for administration	240	632	(392)	(62)
Commissions for assets under management	2,968	3,214	(246)	(8)
Commissions for other securities business	65	80	(15)	(19)
Total	3,273	3,926	(653)	(17)
Commissions, broker's fees, mark-ups on securities underwriting and other securities activities:				
Underwriting and advisory fees	1,638	1,743	(105)	(6)
Brokerage fees	1,926	2,576	(650)	(25)
Total	3,564	4,319	(755)	(17)
Fees for other customer services	2,495	2,589	(94)	(4)
Total commissions and fee revenues	9,332	10,834	(1,502)	(14)

Commissions and Fee Revenues. Most of the overall 14% decline in commissions and fee revenues arose in CIB. The 17% decrease in commissions and fees from fiduciary activities was primarily a result of the sale of most of the Global Securities Services business. In addition, brokerage fees in CIB were down due to lower transaction volume in the Sales and Trading (equities) cash business, mainly in the U.S. and U.K., and a decline in advisory fees due to the reduced level of market activity. Fees for other customer services in CI decreased by approximately € 200 million after the sale of most of our North American commercial and consumer finance business in late 2002.

Insurance Premiums. Insurance premiums were negligible in 2003, declining due to the sale of most of PCAM's insurance business in Germany, Spain, Italy and Portugal in the second quarter of 2002. There was a corresponding decline in policyholder benefits and claims, included in noninterest expenses.

Net Gains on Securities Available for Sale. Most of the € 3.5 billion decline in net gains on securities available for sale was due to gains on sales from our industrial holdings portfolio by Corporate Investments in 2002. That year included a gain of € 2.6 billion from the sale of our remaining holdings in Munich Re, and gains totaling € 710 million on sales of Allianz AG and Deutsche Börse AG shares in CI. Results in 2003 included several gains in the € 30-120 million range offset by other-than-temporary impairment charges on various investments and results in 2002 included € 308 million in charges for other-than-temporary impairments.

Net (Loss) from Equity Method Investments. The largest components of our results in each year were losses in CI of € 490 million in 2003 and € 706 million in 2002 on our investment in Gerling-Konzern Versicherungs-Beteiligungs-AG. The loss in 2003 represented the complete write-off of that investment. Also contributing to the results in each year were losses on private equity investments in CI and gains on PCAM's real estate investments.

Other Noninterest Revenues. The results in 2003 included CIB's gain of € 583 million from the sale of substantial parts of the Global Securities Services business and a gain of € 55 million on the sale of most of the Passive Asset Management business by PCAM. Somewhat offsetting these gains was the decline in revenues after the sale of the fully consolidated private equity investments, Tele Columbus and Center Parcs and losses on the sale of premises, all affecting other revenues in CI. Most of the results in 2002 were due to a gain of € 502 million on the sale of most of our insurance business by PCAM and a gain of € 438 million from the deconsolidation following the merger of CI's former mortgage banking subsidiary EUROHYPO AG, together with the related contribution of part of our London-based real estate investment banking business. As a result of the application of FIN 46, 2003 included a charge of € 115 million representing the beneficial interests of investors in AWM's guaranteed value mutual funds.

Noninterest Expenses

There are several general observations worth noting concerning the level and downward trend of noninterest expenses in all divisions:

There are favorable exchange rates, entity deconsolidation, and business disposal effects.

Cost containment measures are showing positive results in all major cost categories.

The following table sets forth information on our noninterest expenses:

			2003 Increase (Decrease) from 2002	
in € m.	**2003**	2002	in €	in %
Compensation and benefits	**10,495**	11,358	(863)	(8)
Other noninterest expenses[1]	**6,709**	8,145	(1,436)	(18)
Policyholder benefits and claims	**110**	759	(649)	(86)
Goodwill impairment	**114**	62	52	84
Restructuring activities	**(29)**	583	(612)	N/M
Total noninterest expenses	**17,399**	**20,907**	**(3,508)**	**(17)**
N/M – Not meaningful				
[1] Includes:				
Net occupancy expense of premises	1,251	1,291	(40)	(3)
Furniture and equipment	193	230	(37)	(16)
IT costs	1,913	2,188	(275)	(13)
Agency and other professional service fees	724	761	(37)	(5)
Communication and data services	626	792	(166)	(21)
Other expenses	2,002	2,883	(881)	(31)
Total other noninterest expenses	6,709	8,145	(1,436)	(18)

Compensation and Benefits. All divisions reported a decline in expenses in this category in comparison to 2002. Corporate Investments' compensation and benefit expenses declined by more than € 300 million due to headcount reductions related to the deconsolidation of EUROHYPO AG, the sale of the North American commercial and consumer finance business, and the divestment of much on the late-stage private equity business to former management. CIB reported a reduction of € 308 million, despite an increase in performance-related bonuses, for the reasons noted in the general observations above. The remaining decrease in compensation and benefits was attributable to PCAM, despite an increase of € 257 million in severance payments compared to 2002. Included in the declines across all divisions were lower pension expenses. Pension expense decreased due to an increase in the expected return on plan assets component of pension expense. The expected return on plan assets increased because we contributed € 3.9 billion to a segregated pension trust in December 2002 to fund the majority of the German pension plans.

Other Noninterest Expenses. There were decreases across all major expense categories due to the aforementioned reasons. The significant decline in other expenses also reflected lower provisions for litigation and off-balance sheet credit exposure as well as reduced minority interest expenses. Reductions in net occupancy expense of premises due to the aforementioned reasons were largely offset by charges for sublease losses and other costs of eliminating excess space resulting from headcount reductions and the sale of businesses.

Goodwill Impairment. The current year included a charge of € 114 million in CI following decisions relating to the private equity fee-based businesses. In 2002, the charge was related to the management buyout of the late-stage private equity business.

Restructuring Activities. This year's amount represents releases of restructuring provisions of € 29 million created in the first half of 2002 subsequent to the full implementation of the plans in CIB. In 2002, we recorded a net amount of € 583 million, which reflected restructuring initiatives in all divisions and affected approximately 4,100 staff. For further information on our restructuring activities, see Note [29] to the consolidated financial statements.

Income Tax Expense. Income tax expense in 2003 was € 1.5 billion, as compared to income tax expense of € 3.2 billion in 2002. The above difference is primarily attributable to the accounting for effects of German income tax rate changes that were enacted in 1999 and 2000, and 2003. In 2003 and 2002 there was tax expense of € 215 million and € 2.8 billion, respectively, as a result of the reversal of the deferred taxes accumulated in other comprehensive income at December 31, 2000, due to actual sales of equity securities. We expect further reversal of tax expense in future years as additional equity securities are sold. In addition, the German tax law changes in 2003 resulted in a tax expense of € 154 million. Excluding the effects of changes in German tax rates our effective tax rates were 43% in 2003 and 10% in 2002. The increase in the effective tax rate in 2003 was primarily due to an increase in non deductible write-downs on investments and a decrease of tax-exempt capital gains.

Cumulative Effect of Accounting Changes. The cumulative effect of accounting changes, net of tax, represented the effects from the implementation of the new accounting standards FIN 46 and SFAS 150 in 2003 and SFAS 141 and 142 in 2002. For further information on our cumulative effect of accounting changes, see Note [2] to the consolidated financial statements

Results of Operations by Segment

The following discussion shows the result of our business segments, the Corporate and Investment Bank Group Division, the Private Clients and Asset Management Group Division and the Corporate Investments Group Division. See Note [28] to the consolidated financial statements for information regarding

- the organizational structure,
- effects of significant acquisitions and divestitures on segmental results,
- changes in the format of our segment disclosure,
- a discussion on the framework of our management reporting systems,
- consolidated and other adjustments to the total results of operations of our business segments,
- a definition of terms that are used with respect to each segment, and
- the rationale for excluding certain items in deriving the measures.

The following tables show information regarding our business segments. The criterion for segmentation into divisions is our organizational structure as it existed at December 31, 2003. We prepared these figures in accordance with our management reporting systems.

2003 in € m. (except percentages)	Corporate and Investment Bank	Private Clients and Asset Management	Corporate Investments	Total Management Reporting	Consolidation & Adjustments	Total Consolidated
Net revenues[2]	**14,180**	**8,226**	**(916)**	**21,490**	**(222)**	**21,268**
Provision for loan losses	752	325	36	1,113	–	1,113
Provision for off-balance sheet positions	(45)	(3)	(2)	(50)	–	(50)
Total provision for credit losses	**707**	**321**	**35**	**1,063**		
Operating cost base[1]	9,961	6,698	681	17,340		
Policyholder benefits and claims	–	21	–	21	89	110
Minority interest	13	15	(31)	(3)	–	(3)
Restructuring activities	(29)	–	–	(29)	–	(29)
Goodwill impairment	–	–	114	114	–	114
Total noninterest expenses[3]	**9,946**	**6,734**	**763**	**17,442**	**7**	**17,449**
Income (loss) before income taxes[4]	**3,527**	**1,172**	**(1,714)**	**2,984**	**(228)**	**2,756**
Add (deduct)						
Net (gains)/losses from businesses sold/held for sale	(583)	(51)	141	(494)		
Significant equity pick-ups/net (gains)/losses from investments	–	–	938	938		
Net (gains)/losses on securities available for sale /industrial holdings including hedging	–	–	184	184		
Net (gains)/losses on the sale of premises	–	–	107	107		
Restructuring activities	(29)	–	–	(29)		
Goodwill impairment	–	–	114	114		
Underlying pre-tax profit (loss)	**2,914**	**1,119**	**(232)**	**3,802**		
Cost/income ratio in %	70	82	N/M	81	N/M	82
Underlying cost/income ratio in %	73	82	150	78		
Assets[5]	681,722	124,606	18,987	795,818	7,796	803,614
Risk-weighted positions (BIS risk positions)	137,615	63,414	13,019	214,048	1,625	215,672
Average active equity[6]	14,258	7,844	5,236	27,338	48	27,386
Return on average active equity in %	25	15	(33)	11	N/M	10
Underlying return on average active equity in %	20	14	(4)	14		
N/M – Not meaningful						
1 Includes: Severance payments	258	393	20	671	31	702

[2] Net interest revenues and noninterest revenues.
[3] Excludes provision for off-balance sheet positions (reclassified to provision for credit losses).
[4] Before cumulative effect of accounting changes.
[5] The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on the group division level. The same approach holds true for the sum of group divisions compared to Total Management Reporting.
[6] See Note [28] to the consolidated financial statements for a description of how average active equity is allocated to the divisions.

2002 in € m. (except percentages)	Corporate and Investment Bank	Private Clients and Asset Management	Corporate Investments	Total Management Reporting	Consolidation & Adjustments	Total Consoli-dated
Net revenues[2]	**13,776**	**9,518**	**3,000**	**26,295**	**252**	**26,547**
Provision for loan losses	1,712	224	155	2,091	–	2,091
Provision for off-balance sheet positions	31	(1)	(11)	18	(1)	17
Total provision for credit losses	**1,742**	**223**	**144**	**2,110**		
Operating cost base[1]	10,909	7,123	1,228	19,260		
Policyholder benefits and claims	–	685	–	685	74	759
Minority interest	8	32	3	43	2	45
Restructuring activities	342	240	1	583	–	583
Goodwill impairment	–	–	62	62	–	62
Total noninterest expenses[3]	**11,259**	**8,080**	**1,293**	**20,632**	**258**	**20,890**
Income (loss) before income taxes[4]	**774**	**1,215**	**1,563**	**3,553**	**(4)**	**3,549**
Add (deduct)						
Net (gains)/losses from businesses sold/held for sale	–	(511)	(18)	(529)		
Significant equity pick-ups/net (gains)/losses from investments	–	–	1,197	1,197		
Net (gains)/losses on securities available for sale /industrial holdings including hedging	–	–	(3,659)	(3,659)		
Change in measurement of other inherent loss allowance	200	–	–	200		
Restructuring activities	342	240	1	583		
Goodwill impairment	–	–	62	62		
Underlying pre-tax profit (loss)	**1,316**	**945**	**(855)**	**1,406**		
Cost/income ratio in %	82	85	43	78	N/M	79
Underlying cost/income ratio in %	79	86	N/M	85		
Assets[5]	642,127	109,394	26,536	750,238	8,117	758,355
Risk-weighted positions (BIS risk positions)	155,160	59,490	19,219	233,870	3,609	237,479
Average active equity[6]	16,871	7,850	6,522	31,243	2	31,245
Return on average active equity in %	5	15	24	11	N/M	11
Underlying return on average active equity in %	8	12	(13)	5		
N/M – Not meaningful						
1 Includes: Severance payments	260	136	19	416	55	471

[2] Net interest revenues and noninterest revenues.
[3] Excludes provision for off-balance sheet positions (reclassified to provision for credit losses).
[4] Before cumulative effect of accounting changes.
[5] The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on the group division level. The same approach holds true for the sum of group divisions compared to Total Management Reporting.
[6] See Note [28] to the consolidated financial statements for a description of how average active equity is allocated to the divisions.

Group Divisions

Corporate and Investment Bank Group Division

The following table sets forth the results of our Corporate and Investment Bank Group Division for the years ended December 31, 2003 and 2002, in accordance with our management reporting systems:

			2003 increase (decrease) from 2002	
in € m. (except percentages)	**2003**	2002	in €	in %
Sales & Trading (equity)	**3,091**	2,473	618	25
Sales & Trading (debt and other products)	**6,069**	5,567	502	9
Origination (equity)	**486**	355	131	37
Origination (debt)	**555**	409	146	36
Advisory	**470**	528	(58)	(11)
Loan products	**1,471**	2,134	(663)	(31)
Transaction services	**1,886**	2,612	(726)	(28)
Other	**152**	(302)	454	150
Total net revenues	**14,180**	**13,776**	**404**	**3**
Therein: Net interest and trading revenues	**8,792**	8,482	311	4
Provision for loan losses	**752**	1,712	(960)	(56)
Provision for off-balance sheet positions	**(45)**	31	(75)	N/M
Total provision for credit losses	**707**	**1,742**	(1,035)	**(59)**
Operating cost base	**9,961**	10,909	(948)	(9)
Minority interest	**13**	8	5	61
Restructuring activities	**(29)**	342	(371)	(108)
Goodwill impairment	**–**	–	–	–
Total noninterest expenses[1]	**9,946**	**11,259**	(1,314)	**(12)**
Therein: Severance payments	**258**	260	(2)	(1)
Income before income taxes	**3,527**	**774**	**2,752**	**N/M**
Add (deduct)				
Net (gains)/losses from businesses sold/held for sale	**(583)**	–	(583)	N/M
Change in measurement of other inherent loss allowance	**–**	200	(200)	(100)
Restructuring activities	**(29)**	342	(371)	(108)
Goodwill impairment	**–**	–	–	–
Underlying pre-tax profit	**2,914**	**1,316**	**1,598**	**121**
Cost/income ratio in %	**70%**	82%	(12) ppt	(14)
Underlying cost/income ratio in %	**73%**	79%	(6) ppt	(7)
Assets	**681,722**	642,127	39,595	6
Risk-weighted positions (BIS risk positions)	**137,615**	155,160	(17,545)	(11)
Average active equity[2]	**14,258**	16,871	(2,613)	(15)
Return on average active equity in %	**25%**	5%	20 ppt	N/M
Underlying return on average active equity in %	**20%**	8%	13 ppt	162

ppt – percentage points   N/M – Not meaningful

[1] Excludes provision for off-balance sheet positions (reclassified to provision for credit losses).

[2] See Note [28] to the consolidated financial statements for a description of how average active equity is allocated to the divisions.

In the following paragraphs, we discuss the contribution of the individual corporate divisions to the overall results of the Corporate and Investment Bank Group Division.

Corporate Banking & Securities Corporate Division

The following table sets forth the results of our Corporate Banking & Securities Corporate Division for the years ended December 31, 2003 and 2002, in accordance with our management reporting systems:

			2003 increase (decrease) from 2002	
in € m. (except where indicated)	**2003**	2002	in €	in %
Sales & Trading (equity)	**3,091**	2,473	618	25
Sales & Trading (debt and other products)	**6,069**	5,567	502	9
Origination (equity)	**486**	355	131	37
Origination (debt)	**555**	409	146	36
Advisory	**470**	528	(58)	(11)
Loan products	**1,471**	2,134	(663)	(31)
Other	**(431)**	(302)	(130)	(43)
Total net revenues	**11,710**	**11,164**	**546**	**5**
Provision for loan losses	**750**	1,706	(955)	(56)
Provision for off-balance sheet positions	**8**	83	(75)	(90)
Total provision for credit losses	**759**	**1,788**	**(1,030)**	**(58)**
Operating cost base	**8,226**	8,710	(484)	(6)
Minority interest	**13**	8	5	61
Restructuring activities	**(23)**	316	(339)	(107)
Goodwill impairment	**–**	–	–	–
Total noninterest expenses[1]	**8,216**	**9,034**	**(818)**	**(9)**
Therein: Severance payments	**192**	242	(50)	(21)
Income (loss) before income taxes	**2,735**	**342**	**2,394**	**N/M**
Add (deduct)				
Net (gains)/losses from businesses sold/held for sale	**–**	–	–	–
Change in measurement of other inherent loss allowance	**–**	200	(200)	(100)
Restructuring activities	**(23)**	316	(339)	(107)
Goodwill impairment	**–**	–	–	–
Underlying pre-tax profit	**2,712**	**858**	**1,855**	**N/M**
Cost/income ratio in %	**70%**	81%	(11) ppt	(13)
Underlying cost/income ratio in %	**70%**	78%	(8) ppt	(10)
Assets	**693,414**	629,975	63,439	10
Risk-weighted positions (BIS risk positions)	**127,449**	142,211	(14,762)	(10)
Average active equity[2]	**12,849**	14,798	(1,949)	(13)
Return on average active equity in %	**21%**	2%	19 ppt	N/M
Underlying return on average active equity in %	**21%**	6%	15 ppt	N/M

ppt – percentage points N/M – Not meaningful
[1] Excludes provision for off-balance sheet positions (reclassified to provision for credit losses).
[2] See Note [28] to the consolidated financial statements for a description of how average active equity is allocated to the divisions.

Income before income taxes increased € 2.4 billion to € 2.7 billion for the year ended December 31, 2003. This increase was attributable to higher net revenues in addition to a lower provision for loan losses and lower noninterest expenses.

Net revenues of € 11.7 billion in 2003 were € 546 million higher compared to € 11.2 billion in 2002 despite the negative impact of the strength of the euro on the value of our significant revenues in other currencies and in particular the U.S. dollar.

Sales and trading revenues (debt and other products) were € 6.1 billion in 2003 compared to € 5.6 billion in 2002, an improvement of € 502 million, or 9%. Global Markets maintained its leadership position in structured businesses, such as interest rate and credit derivatives, and securitizations. It is fast becoming a top-tier player in the U.S. bond market, complementing its leadership in Europe. Origination revenues (debt) of € 555 million increased by € 146 million particularly reflecting higher underwriting fees due to increased activity in the high-yield business.

Sales and trading revenues (equity) of € 3.1 billion increased by € 618 million compared to 2002 reflecting increased market activity and improved market sentiment. Lower trading-related net interest income and lower brokerage fees were more than offset by higher trading revenues. Trading-related revenues in 2002 included the negative effect of a single block trade. In 2003 Global Equities' higher margin businesses had an outstanding year – the convertible bond business had its best ever and Equity Derivatives continued its strong performance. Its cash business maintained the number one position in terms of market share in Europe.

Revenues from origination (equity) of € 486 million increased by € 131 million. The increase was due to losses in 2002 from the underwriting-related effect of the aforementioned single block trade. Underwriting fees declined reflecting lower activity in the first half of the year.

Advisory revenues were € 470 million, down 11% from 2002, reflecting poor volumes and the general low level of market activity in the first half of 2003.

Revenues from loan products fell in 2003 to € 1.5 billion from € 2.1 billion in 2002. The decline was due to a further strategic reduction in loan volumes, corresponding lower net interest and fee income as well as € 285 million in hedge premium costs and mark-to-market losses incurred on the use of credit default swaps to hedge elements of the loan portfolios. Over the life of the credit derivative the losses on the mark-to-market element of these transactions will tend to materially offset, leaving the cost of the hedge as the ultimate expense.

The provision for credit losses was € 759 million in 2003 compared to € 1.8 billion in 2002. In 2003, the overall improving credit quality of our loan book has led to a reduction in the required net provision.

Noninterest expenses in 2003 were € 8.2 billion, a decrease of € 818 million compared to € 9.0 billion in 2002, which included charges for restructuring activities of € 316 million for plans initiated in the first and second quarter of 2002. In 2003, € 23 million of these provisions were released subsequent to the full implementation of the plans. Excluding these restructuring activities in both years, noninterest expenses in 2003 decreased by € 479 million. This reflects the beneficial effect on expenses of the aforementioned exchange rate movements as well as the continuing benefits of our cost containment program and the emphasis on control of discretionary spending across all expense categories, which more than offset higher performance-related compensation expenses.

The cost/income ratio of 70% in 2003 showed an 11 percentage point improvement on 2002 reflecting the combined impact of the reduction in noninterest expenses and the increase in net revenues as discussed above.

Global Transaction Banking Corporate Division

The following table sets forth the results of our Global Transaction Banking Corporate Division for the years ended December 31, 2003 and 2002, in accordance with our management reporting systems:

			2003 increase (decrease) from 2002	
in € m. (except where indicated)	**2003**	2002	in €	in %
Net revenues	**2,469**	**2,612**	**(143)**	**(5)**
Provision for loan losses	**2**	6	(5)	(74)
Provision for off-balance sheet positions	**(53)**	(52)	(1)	(2)
Total provision for credit losses	**(51)**	**(46)**	**(5)**	**(12)**
Operating cost base	**1,735**	2,200	(465)	(21)
Minority interest	**–**	–	–	–
Restructuring activities	**(6)**	26	(32)	(122)
Goodwill impairment	**–**	–	–	–
Total noninterest expenses[1]	**1,729**	**2,226**	**(496)**	**(22)**
Therein: *Severance payments*	**66**	18	48	262
Income before income taxes	**791**	**433**	**359**	**83**
Add (deduct)				
Net (gains)/losses from businesses sold/held for sale	**(583)**	–	(583)	N/M
Restructuring activities	**(6)**	26	(32)	(122)
Goodwill impairment	**–**	–	–	–
Underlying pre-tax profit	**202**	**458**	**(256)**	**(56)**
Cost/income ratio in %	**70%**	85%	(15) ppt	(18)
Underlying cost/income ratio in %	**92%**	84%	8 ppt	9
Assets	**16,709**	25,098	(8,389)	(33)
Risk-weighted positions (BIS risk positions)	**10,166**	12,949	(2,783)	(21)
Average active equity[2]	**1,409**	2,073	(664)	(32)
Return on average active equity in %	**56%**	21%	35 ppt	169
Underlying return on average active equity in %	**14%**	22%	(8) ppt	(35)

ppt – percentage points N/M – Not meaningful

[1] *Excludes provision for off-balance sheet positions (reclassified to provision for credit losses).*

[2] See Note [28] to the consolidated financial statements for a description of how average active equity is allocated to the divisions.

Income before income taxes increased € 358 million, or 83%, to € 791 million for the year ended December 31, 2003. During 2003, we sold a substantial part of our Global Securities Services (GSS) business to State Street Corporation generating a gain on sale of € 583 million. During 2002, the business sold contributed net revenues of approximately € 700 million with a negligible impact on income before income taxes.

Excluding the aforementioned gain on sale net revenues decreased by € 726 million mainly as a result of the absence of revenues of the disposed business. Reduced interest rate margins in Global Cash Management and lower transaction volumes, mainly in Global Trade Finance, accounted for the rest of the decline.

The provision for credit losses was a net release of € 51 million compared to a net release of € 46 million in 2002.

Noninterest expenses of € 1.7 billion decreased by € 497 million, or 22%, from 2002. Expenses in 2002 included charges for restructuring reserves of € 26 million for restructuring plans initiated in the first and second quarter 2002. In 2003, € 6 million of these reserves were released subsequent to the full implementation of the plans. The decrease in noninterest expenses reflected the lower expense base due partly to the disposal of GSS, somewhat offset by certain expenses related to the sale, and also to the continuing benefits of the cost saving initiatives within the division.

The cost/income ratio of 70% was lower by 15 percentage points than in 2002 mainly due to the effects of the gain on the GSS disposal as noted above. After adjusting for this gain, the underlying cost income ratio, at 92%, was higher by 6 percentage points. The benefits of our cost containment program have been more than offset by the reductions in revenues as noted above and the GSS disposal-related expenses.

Private Clients and Asset Management Group Division

The following table sets forth the results of our Private Clients and Asset Management Group Division for the years ended December 31, 2003 and 2002, in accordance with our management reporting systems:

			2003 increase (decrease) from 2002	
in € m. (except where indicated)	**2003**	2002	in €	in %
Portfolio/fund management	**2,615**	2,730	(114)	(4)
Brokerage	**1,591**	1,515	75	5
Loans/deposits	**2,330**	2,425	(94)	(4)
Payments, account & remaining financial services	**823**	849	(26)	(3)
Other	**867**	2,000	(1,133)	(57)
Total net revenues	**8,226**	**9,518**	**(1,292)**	**(14)**
Therein: Net interest and trading revenues	**2,824**	2,878	(54)	(2)
Provision for loan losses	**325**	224	100	45
Provision for off-balance sheet positions	**(3)**	(1)	(2)	(153)
Total provision for credit losses	**321**	**223**	**98**	**44**
Operating cost base	**6,698**	7,123	(424)	(6)
Policyholder benefits and claims	**21**	685	(664)	(97)
Minority interest	**15**	32	(17)	(53)
Restructuring activities	**–**	240	(240)	(100)
Goodwill impairment	**–**	–	–	–
Total noninterest expenses[1]	**6,734**	**8,080**	**(1,346)**	**(17)**
Therein: Severance payments	**393**	136	257	188
Income (loss) before income taxes	**1,172**	**1,215**	**(44)**	**(4)**
Add (deduct)				
Net (gains)/losses from businesses sold/held for sale	**(51)**	(511)	460	90
Restructuring activities	**–**	240	(240)	(100)
Goodwill impairment	**–**	–	–	–
Underlying pre-tax profit	**1,119**	**945**	**175**	**18**
Cost/income ratio in %	**82%**	85%	(3) ppt	(4)
Underlying cost/income ratio in %	**82%**	86%	(3) ppt	(4)
Assets	**124,606**	109,394	15,212	14
Risk-weighted positions (BIS risk positions)	**63,414**	59,490	3,924	7
Average active equity[2]	**7,844**	7,850	(6)	–
Return on average active equity in %	**15%**	15%	(1) ppt	(4)
Underlying return on average active equity in %	**14%**	12%	2 ppt	19
Invested assets (in € bn.)	**872**	1,011	(139)	(14)
Additional information: **Results excluding sold insurance and related activities**				
Net revenues	**8,226**	**8,236**	**(10)**	**–**
Provision for credit losses	**321**	223	98	44
Operating cost base	**6,698**	7,019	(321)	(5)
Policyholder benefits and claims	**21**	35	(14)	(40)
Minority interest	**15**	26	(11)	(41)
Restructuring activities	**–**	240	(240)	(100)
Goodwill impairment	**–**	–	–	–
Total noninterest expenses[1]	**6,734**	**7,320**	**(586)**	**(8)**
Therein: Severance payments	**393**	135	258	191
Income before income taxes	**1,172**	**693**	**478**	**69**
Cost/income ratio in %	**82%**	89%	(7) ppt	(8)
Invested assets (in € bn.)	**872**	1,011	(139)	(14)

ppt – percentage points
[1] Excludes provision for off-balance sheet positions (reclassified to provision for credit losses).
[2] See Note [28] to the consolidated financial statements for a description of how average active equity is allocated to the divisions.

In the following paragraphs, we discuss the contribution of the individual corporate divisions to the overall results of Private Clients and Asset Management Group Division.

Asset and Wealth Management Corporate Division

The following table sets forth the results of our Asset and Wealth Management Corporate Division for the years ended December 31, 2003 and 2002, in accordance with our management reporting systems.

			2003 increase (decrease) from 2002	
in € m. (except where indicated)	**2003**	2002	in €	in %
Portfolio/fund management (AM)	**2,195**	2,165	30	1
Portfolio/fund management (PWM)	**281**	338	(57)	(17)
Total Portfolio/fund management	**2,476**	**2,503**	**(27)**	**(1)**
Brokerage	**654**	680	(26)	(4)
Loans/deposits	**128**	167	(38)	(23)
Payments, account & remaining financial services	**12**	9	3	35
Other	**570**	388	182	47
Total net revenues	**3,841**	**3,747**	**94**	**3**
Provision for loan losses	**2**	23	(21)	(90)
Provision for off-balance sheet positions	**(3)**	–	(3)	N/M
Total provision for credit losses	**(1)**	**23**	**(24)**	**(103)**
Operating cost base	**3,092**	3,243	(151)	(5)
Policyholder benefits and claims	**21**	35	(14)	(40)
Minority interest	**13**	25	(12)	(47)
Restructuring activities	**–**	–	–	–
Goodwill impairment	**–**	–	–	–
Total noninterest expenses[1]	**3,126**	**3,303**	**(176)**	**(5)**
Therein: Severance payments	**79**	87	(8)	(9)
Income (loss) before income taxes	**715**	**421**	**294**	**70**
Add (deduct)				
Net (gains)/losses from businesses sold/held for sale	**(55)**	(8)	(47)	N/M
Goodwill impairment	**–**	–	–	–
Restructuring activities	**–**	–	–	–
Underlying pre-tax profit	**660**	**413**	**247**	**60**
Cost/income ratio in %	**81%**	88%	(7) ppt	(8)
Underlying cost/income ratio in %	**82%**	88%	(5) ppt	(6)
Assets	**48,138**	37,642	10,496	28
Risk-weighted positions (BIS risk positions)	**12,170**	11,800	370	3
Average active equity[2]	**6,324**	6,337	(13)	–
Return on average active equity in %	**11%**	7%	5 ppt	70
Underlying return on average active equity in %	**10%**	7%	4 ppt	60
Invested assets (in € bn.)	**729**	880	(151)	(17)

AM – Asset Management PWM – Private Wealth Management
ppt – percentage points N/M – Not meaningful
[1] Excludes provision for off-balance sheet positions (reclassified to provision for credit losses).
[2] See Note [28] to the consolidated financial statements for a description of how average active equity is allocated to the divisions.

Income before income taxes of our Asset and Wealth Management Corporate Division was € 715 million for the year ended December 31, 2003. Included in the increase of € 294 million compared to 2002 was a net gain of € 55 million from the sale of most of our Passive Asset Management business to Northern Trust Corporation on January 31, 2003. Lower noninterest expenses as well as higher revenues from our alternative investment business mainly drove the remaining increase of € 239 million, or 57%, compared to 2002.

Net revenues were € 3.8 billion for the year ended December 31, 2003, an increase of € 94 million, or 3%, compared to 2002. In addition to the aforementioned disposal gain, net revenues in 2003 reflected higher revenues from our Alternative Investments business as well as consolidation effects with respect to our Scudder/RREEF acquisitions (completed in the second quarter 2002) and to our Rued, Blass & Cie AG Bankgeschaeft acquisition (in March 2003). These increases were partially offset by the strengthening of the Euro that particularly affected our U.S.dollar-based revenues from portfolio/fund management, brokerage and loans/deposits.

Portfolio/fund management revenues within our Asset Management Business Division of € 2.2 billion increased by € 30 million, or 1%. Lower revenues resulting from lower invested assets, partially as a result of the sale of the Passive Asset Management business, and the foreign currency translation impact were offset by higher revenues from the aforementioned consolidation effects from the acquisition of Scudder/RREEF as well as by higher performance fees from our Hedge Funds business.

Portfolio/fund management revenues within our Private Wealth Management Business Division of € 281 million were € 57 lower than prior year primarily due to the currency translation impact, which was partly offset by higher revenues from net new client assets and an increase in the market value of managed assets, especially in the second half of the year.

Brokerage revenues of € 654 million decreased € 26 million, or 4%, due to difficult market conditions particularly in the beginning of 2003 and the aforementioned impact from foreign currency translation.

Loans/deposits revenues of € 128 million decreased by € 39 million, or 23%, due to the negative exchange rate impact on our U.S.dollar-based loans and lower deposit volumes as clients started to re-invest into securities when the stock markets started to improve in the second quarter of 2003.

Revenues from other products of € 570 million were € 182 million, or 47%, higher than in 2002 due to several large real estate transactions during 2003. In particular, in December 2003, we entered into an agreement to transfer a substantial part of our real estate private equity portfolio to a third party fund. The fund purchased most of Deutsche Bank's direct real estate private equity portfolio. The portfolio is well diversified by location, property type, and investment strategy, and consists of seasoned assets originated by the Asset Management Division. Our Asset Management Division will continue to manage the fund on behalf of its new investors continuing the transition from an investor in real estate to an asset manager. The greater part of the transaction closed in December 2003, with the remainder to close in the first quarter of 2004. This transaction contributed approximately € 194 million of revenues accounted for primarily as income from equity method investments and other revenues in the second half of 2003. In addition, the aforementioned gain on the sale of our Passive Asset Management business was reflected in this product category.

The provision for credit losses was a net release of € 1 million in 2003 compared to provisions of € 23 million in 2002, which primarily reflected losses for counterparties in Europe resulting from shortfalls in collateral levels as stock markets declined.

Noninterest expenses were € 3.1 billion for the year ended December 31, 2003, a decrease of € 177 million, or 5%, compared to 2002 due to successful cost management as headcount reductions of 12% resulted in savings across most cost categories as well as the positive effect of the strengthening of the euro partially offset by higher noninterest expenses due to the aforementioned consolidation effects from the acquisition of Scudder, RREEF and Rued, Blass & Cie AG Bankgeschaeft.

From 2002 to 2003, the cost/income ratio decreased by 7 percentage points to 81% in 2003 reflecting the impact of lower noninterest expenses and higher revenues as individually discussed above.
Invested assets decreased by € 151 billion, or 17%, to 729 billion in 2003 primarily due to the sale of our Passive Asset Management business in the first quarter of 2003, which accounted for approximately € 103 billion of the decrease. The remaining decrease was mainly due to the negative impact of the strengthening of the euro of € 73 billion, partially offset by positive market movements and net new assets of € 25 billion.

Private & Business Clients Corporate Division

The following table sets forth the results of our Private & Business Clients Corporate Division for the years ended December 31, 2003 and 2002, in accordance with our management reporting systems.

			2003 increase (decrease) from 2002	
in € m. (except where indicated)	**2003**	2002	in €	in %
Portfolio/fund management	**139**	227	(88)	(39)
Brokerage	**937**	835	102	12
Loans/deposits	**2,202**	2,258	(56)	(2)
Payments, account & remaining financial services	**811**	840	(29)	(3)
Other	**297**	1,612	(1,315)	(82)
Total net revenues	**4,385**	**5,772**	**(1,386)**	**(24)**
Provision for loan losses	**322**	201	121	60
Provision for off-balance sheet positions	**(1)**	(1)	1	61
Total provision for credit losses	**322**	**200**	**122**	**61**
Operating cost base	**3,606**	3,880	(274)	(7)
Policyholder benefits and claims	**–**	650	(650)	(100)
Minority interest	**2**	7	(5)	(75)
Restructuring activities	**–**	240	(240)	(100)
Goodwill impairment	**–**	–	–	–
Total noninterest expenses[1]	**3,607**	**4,777**	**(1,170)**	**(24)**
Therein: Severance payments	**314**	49	265	N/M
Income (loss) before income taxes	**456**	**794**	**(338)**	**(43)**
Add (deduct)				
Net (gains)/losses from businesses sold/held for sale	**4**	(503)	506	101
Restructuring activities	**–**	240	(240)	(100)
Goodwill impairment	**–**	–	–	–
Underlying pre-tax profit (loss)	**459**	**532**	**(73)**	**(14)**
Cost/income ratio in %	**82%**	83%	(1) ppt	(1)
Underlying cost/income ratio in %	**82%**	84%	(2) ppt	(2)
Assets	**78,477**	74,039	4,438	6
Risk-weighted positions (BIS risk positions)	**51,244**	47,690	3,554	7
Average active equity[2]	**1,521**	1,513	7	–
Return on average active equity in %	**30%**	52%	(22) ppt	(43)
Underlying return on average active equity in %	**30%**	35%	(5) ppt	(14)
Invested assets (in € bn.)	**143**	131	12	9
Additional information: **Results excluding sold insurance and related activities**				
Net revenues	**4,385**	**4,498**	**(113)**	**(3)**
Provision for credit losses	**322**	200	122	61
Operating cost base	**3,606**	3,776	(170)	(4)
Policyholder benefits and claims	**–**	–	–	–
Minority interest	**2**	1	1	114
Restructuring activities	**–**	240	(240)	(100)
Goodwill amortization	**–**	–	–	–
Total noninterest expenses[1]	**3,607**	**4,017**	**(410)**	**(10)**
Therein: Severance payments	**314**	48	266	N/M
Income before income taxes	**456**	**280**	**176**	**63**
Cost/income ratio in %	**82%**	89%	(7) ppt	(8)
Invested assets (in € bn.)	**143**	131	12	9

ppt – percentage points N/M – Not meaningful

[1] Excludes provision for off-balance sheet positions (reclassified to provision for credit losses).

[2] See Note [28] to the consolidated financial statements for a description of how average active equity is allocated to the divisions.

Income before income taxes of our Private & Business Clients Corporate Division was € 456 million for the year ended December 31, 2003. The decrease of € 338 million compared to 2002 was driven by net gains from business disposals in 2002 of € 503 million in total (of which € 494 million related to the disposal of most of our insurance and related activities to Zurich Financial Services in the second quarter of 2002 and another € 9 million related to the sale of an Italian subsidiary in the third quarter of 2002). Excluding these disposal gains, income before income taxes increased by € 165 million, mainly due to significant reductions of our noninterest expenses in 2003.

Comparison figures for historical periods are materially affected by the sale of the insurance and related activities. The following therefore discusses Private & Business Clients' results of operations in 2002 excluding the results of these activities.

Net revenues decreased by € 113 million, or 3%, compared to 2002. The decline in net revenues was largely due to the difficult market environment especially at the beginning of 2003 and, to a lesser extent, also attributable to a decline in our revenue base subsequent to the streamlining of our branch network. Revenues from portfolio/fund management products decreased by € 88 million as our clients switched their emphasis from discretionary portfolio management products to brokerage products due to the poor market conditions. Revenues from brokerage products therefore increased by € 102 million, also reflecting some successful product placements, such as real estate funds, mainly in the first half of 2003. Revenues from loans/deposits products were € 56 million lower than in 2002. This decline was attributable to lower interest margins and lower deposit volumes. Payments, account and remaining financial services declined by € 29 million, partly related to the aforementioned sale of the Italian subsidiary in the third quarter of 2002. Revenues from other products of € 297 million in 2003 included realized gains of € 55 million on securities available for sale recognized in the second quarter of 2003. The decline compared to the previous year was due to the contribution of the majority of our pension plans to a segregated pension trust in December 2002, which led to lower net interest revenues and lower pension expenses starting January 2003.

Provision for credit losses increased to € 322 million in 2003 reflecting the impact of the difficult economic environment in Germany on the individual financial situation of some of our customers and falling real estate values in Germany.

Noninterest expenses were € 3.6 billion in 2003, a decrease of € 410 million, or 10%, as compared to 2002. Expenses for integration and reorganization measures masked the business-driven development of our noninterest expenses in both years. In 2002, we recorded charges of € 289 million in total, which comprised € 240 million expenses for restructuring activities as well as € 48 million expenses for severance payments. In 2003, when no charges for restructuring activities were recognized, severance payments increased to € 314 million. Excluding restructuring charges and severance payments, noninterest expenses amounted to € 3.3 billion in 2003 and to € 3.7 billion in 2002. This significant decrease of € 434 million, or 12%, reflected headcount reductions of approximately 10% subsequent to the aforementioned reorganization measures, the lower pension expenses as well as savings in all major expenses categories, with IT expenses and occupancy expenses being the most material contributors.

The cost/income ratio was 82% in 2003. This significant improvement by 7 percentage points compared to 2002 reflected our reduced noninterest expenses as described above.

Invested assets in 2003 were € 143 billion, an increase of € 12 billion compared to 2002 as equity markets improved towards year-end.

Corporate Investments Group Division

The following table sets forth the results of our Corporate Investments Group Division for the years ended December 31, 2003 and 2002, in accordance with our management reporting systems:

			2003 increase (decrease) from 2002	
in € m. (except where indicated)	2003	2002	in €	in %
Net revenues	**(916)**	**3,000**	**(3,916)**	**(131)**
Therein: Net interest and trading revenues	**(6)**	(29)	23	79
Provision for loan losses	**36**	155	(119)	(77)
Provision for off-balance sheet positions	**(2)**	(11)	9	84
Total provision for credit losses	**35**	**144**	**(110)**	**(76)**
Operating cost base	**681**	1,228	(547)	(45)
Minority interest	**(31)**	3	(34)	N/M
Restructuring activities	**-**	1	(1)	(100)
Goodwill impairment	**114**	62	52	84
Total noninterest expenses[1]	**763**	**1,293**	**(530)**	**(41)**
Therein: Severance payments	**20**	19	1	4
Income (loss) before income taxes	**(1,714)**	**1,563**	**(3,277)**	**N/M**
Add (deduct)				
Net (gains)/losses from businesses sold/held for sale	**141**	(18)	159	N/M
Significant equity pick-ups/net (gains)/losses from investments	**938**	1,197	(259)	(22)
Net (gains)/losses on securities available for sale/industrial holdings incl. hedging	**184**	(3,659)	3,844	105
Net (gains)/losses on the sale of premises	**107**	–	107	N/M
Restructuring activities	**-**	1	(1)	(100)
Goodwill impairment	**114**	62	52	84
Underlying pre-tax loss	**(232)**	**(855)**	**623**	**73**
Cost/income ratio in %	**N/M**	43%	N/M	N/M
Underlying cost/income ratio in %	**150%**	N/M	N/M	N/M
Assets	**18,987**	26,536	(7,549)	(28)
Risk-weighted positions (BIS risk positions)	**13,019**	19,219	(6,200)	(32)
Average active equity[2]	**5,236**	6,522	(1,286)	(20)
Return on average active equity in %	**(33)%**	24%	(57) ppt	N/M
Underlying return on average active equity in %	**(4)%**	(13)%	9 ppt	66

ppt – percentage points N/M – Not meaningful

[1] Excludes provision for off-balance sheet positions (reclassified to provision for credit losses).

[2] See Note [28] to the consolidated financial statements for a description of how average active equity is allocated to the divisions.

Our Corporate Investments Group Division reported a loss before income taxes of € 1.7 billion for the year ended December 31, 2003, compared to income before income taxes of € 1.6 billion in the year ended December 31, 2002. The decrease was primarily attributable to lower gains from the sale of industrial holdings.

Net revenues were negative € 916 million in 2003, a decrease of € 3.9 billion as compared to the year ended December 31, 2002.

Net revenues in 2003 included net losses of € 184 million on securities available for sale and our industrial holdings portfolio, which primarily related to impairments deemed other-than-temporary on our positions in EFG Eurobank Ergasias S.A., Fiat S.p.A. and mg technologies ag as well as losses on nontrading derivatives in connection with the hedging of our industrial holdings portfolio. These charges were subsequently partially offset by recognized gains on the sale of our interest in EFG Eurobank Ergasias S.A. and mg technologies ag as well as gains from the reduction of our holding in Allianz AG and the sale of HeidelbergCement AG. In 2002, net revenues included net gains of € 3.7 billion from sales of securities available for sale and our industrial holdings portfolio. The largest transaction was the sale of our remaining interest in Munich Re, which resulted in a net gain of € 2.6 billion. Gains from nontrading derivatives amounted to approximately € 150 million in 2002.

In 2003, net revenues included net losses related to sold businesses and businesses held for sale of € 141 million, mainly reflecting charges related to the sale of our fully consolidated holdings in Tele Columbus and the sale of parts of our remaining North American commercial and consumer finance business. In 2002, net revenues included net gains of € 438 million related to the merger and subsequent deconsolidation of our mortgage banking subsidiary EUROHYPO AG, together with the contribution of part of our London-based real estate investment banking business. This was offset by losses of € 184 million related to our private equity business held for sale and a net loss of € 236 million related to the sale of the major part of our North American financial services business.

Net revenues in 2003 also reflected net losses of € 107 million from the disposal of premises and net losses of € 938 million from significant equity method and other investments, including € 490 million for the complete write-off of our equity method investment in Gerling-Konzern Versicherungs-Beteiligungs-AG. Similar charges in 2002 amounted to € 1.2 billion, including our share of net loss of € 706 million from Gerling-Konzern Versicherungs-Beteiligungs-AG.

The remaining variance in net revenues in 2003 compared to 2002 was attributable to reduced revenues after the deconsolidation of our holdings in Center Parcs in the first quarter of 2003 and Tele Columbus in the third quarter of 2003, as well as the full-year effect of the deconsolidation of EUROHYPO AG and our North American financial services business, both of which were consolidated for a portion of 2002. These decreases were partially offset by higher dividend income from our industrial holdings portfolio.

The provision for credit losses was € 35 million in 2003 compared to € 144 million in 2002. The € 109 million reduction was primarily attributable to the reduction of credit exposure following the aforementioned deconsolidation of EUROHYPO AG and the sale of most of our North American financial services business.

Total noninterest expenses decreased in 2003 to € 763 million from € 1.3 billion in 2002. The reduction primarily resulted from the disposal of the above-mentioned businesses including the management buyout of 80% of our late-stage private equity portfolio, and is net of several negative factors. These included vacant space costs, sublease losses and other costs of eliminating excess space resulting from headcount reductions and the sale of businesses totaling € 174 million as well as goodwill impairment charges of € 114 million subsequent to decisions regarding the private equity fee-based businesses. In 2002, the noninterest expenses included € 62 million goodwill impairment charges related to the aforementioned management buyout and € 60 million charges in connection with the buyout of our Coinvestment Plans.

At year-end 2003, the alternative assets portfolio of the Corporate Investments Group Division had a carrying value of € 2.9 billion, of which 31% were private equity direct investments, 32% were real estate investments and 37% were private equity indirect and other investments. We continue to monitor the portfolio on a quarterly basis for any potential impairment. If the public equity and high-yield financing markets were to deteriorate, we might determine that further write-downs and valuation adjustments are necessary.

Off-balance Sheet Arrangements

We carry out certain business activities via arrangements with unconsolidated entities. We may provide financial support or otherwise be exposed to risks of loss as a result of these arrangements, typically through guarantees that we provide or subordinated retained interests that we hold. The purposes, risks, and effects of these arrangements are described below. Also, see Note [31] to the consolidated financial statements for disclosure of total outstanding guarantees and lending-related commitments entered into in the normal course of business which give rise to off-balance sheet credit risk.

We provide financial support related to off-balance sheet activities chiefly in connection with asset securitizations, commercial paper programs and commercial real estate leasing vehicles that we manage and that we do not consolidate. With the adoption of FIN 46, some of the vehicles related to these activities have been consolidated and some remain unconsolidated. We are addressing only the unconsolidated portion of these activities in this section. See Note [9] to the consolidated financial statements for financial information regarding both the consolidated and unconsolidated portions of these activities.

We may provide financial support in connection with asset securitizations by retaining a subordinated interest in the assets being securitized. In an asset securitization, we sell financial assets to a securitization vehicle that funds its purchase by issuing debt (asset-backed securities) to investors. We have no control over the securitization vehicle after the sale, and our creditors and we have no claim on the assets that we have sold. Similarly, the investors and the securitization vehicle have no recourse to our other assets if the loans go into default. For these reasons, we are not permitted to consolidate these vehicles. Asset-backed securities are attractive to investors in what is a deep and liquid market that lowers borrowing costs and increases credit availability to businesses and to consumers.

The securitization vehicles we use in these transactions pose limited liquidity risks since the payments to investors are directly tied to the payments received from the vehicle's assets and are unaffected by changes in our own credit rating or financial situation. A sudden drop in investor demand for asset-backed securities could cause us to restrict our lending thereafter for the types of loans we typically securitize, but we are not dependent on securitizations as a source of funding and such a market shift would not pose any significant additional liquidity risk not already considered in our risk analyses. To the extent we hold senior or subordinated debt issued by a securitization vehicle we have credit risk that is considered as part of our credit risk assessments or market valuations. Note [9] to the consolidated financial statements provides additional information regarding the extent of our retained interests in securitizations and the volume of our asset securitization activities.

Commercial paper programs represent a way for third parties to securitize their financial assets. In commercial paper programs, we do not securitize any of our own financial assets, but act as administrative agent. As administrative agent, we facilitate the sale of loans, other receivables, or securities from various third parties to an unconsolidated special purpose entity. We may also facilitate the transfer of the loans and securities that represent collateral provided by the third parties in return for loans granted by the unconsolidated entity. The entity then issues collateralized commercial paper to the market. In these situations, the commercial paper issuer is restricted from purchasing assets from or making loans to us.

Unlike securitization vehicles, commercial paper programs do pose liquidity risk since the commercial paper issued is short-term whereas the issuer's assets are longer term. We take on this risk whenever we provide a liquidity support facility to the issuer. In 2003, a methodology to incorporate these contingent liabilities in our liquidity risk framework (including stress testing) has been developed and approved by the Group Asset and Liability Committee. Rating agencies typically rate such commercial paper in the highest short-term category because of the collateral and credit support normally provided by a financial institution.

We may also guarantee the assets of the issuer as part of the facility, giving us secondary credit risk with the first loss taken by the third parties who sold their assets to the entity.

We sponsor commercial real estate leasing vehicles and closed-end funds where third party investors essentially provide senior financing for the purchase of commercial real estate, which is leased to other third parties. We typically either provide subordinated financing or we guarantee the investment made by the third parties, which exposes us to real estate market risk, and we receive fees for our administrative services.

The extent of the financial support we provide for the arrangements described above is disclosed in Note [9] to the consolidated financial statements in the disclosure of the Group's maximum exposure to loss as a result its involvement with unconsolidated variable interest entities in which the Group holds a significant variable interest. The risks from these arrangements are included in our overall assessments of credit, liquidity and market risks.

Tabular Disclosure of Contractual Obligations

The table below shows the cash payment requirements from specified contractual obligations outstanding as of December 31, 2003:

		Payment due by period			
Contractual Obligations in € m.	**Total**	Less than 1 year	1–3 years	3–5 years	More than 5 years
Long-Term Debt Obligations	**97,480**	15,462	20,971	18,583	42,464
Capital (Finance) Lease Obligations	**2,163**	150	320	455	1,238
Operating Lease Obligations	**2,839**	481	725	559	1,074
Purchase Obligations	**2,146**	378	625	457	686
Long-term Deposits	**24,982**	–	10,578	5,045	9,359
Other Long-Term Liabilities	**11,488**	474	1,125	962	8,927
Total	**141,098**	**16,945**	**34,344**	**26,061**	**63,748**

Long-term deposits exclude contracts with a remaining maturity of less than one year. Purchase obligations reflect minimum payments due under long-term real-estate-related obligations, and long-term outsourcing agreements that require payments of either € 10 million or more in one year or € 15 million or more over the entire life of the agreement. Operating lease obligations exclude the benefit on noncancelable sublease rentals of € 302 million. Other long-term liabilities consist primarily of obligations to purchase common shares, and insurance policy reserves which are classified in the "More than 5 years" column since the obligations are long term in nature and actual payment dates cannot be specifically determined. See the following notes to the consolidated financial statements for further information: Note [11] regarding lease obligations, Note [14] regarding deposits, Note [16] regarding long-term debt, Note [18] regarding obligation to purchase common shares and Note [24] regarding insurance-related liabilities.

Significant Accounting Policies and Critical Accounting Estimates

We have prepared our consolidated financial statements in accordance with U.S. GAAP. Our significant accounting policies, as described in Note [1] to the Consolidated Financial Statements, are essential to understanding our reported results of operations and financial condition. Certain of these accounting policies require critical accounting estimates that involve complex and subjective judgments and the use of assumptions, some of which may be for matters that are inherently uncertain and susceptible to change. Such critical accounting estimates could change from period to period and have a material impact on financial condition, changes in financial condition or results of operations. Critical accounting estimates could also involve estimates where management could have reasonably used another estimate in the current accounting period. Actual results may differ from these estimates if conditions or underlying circumstances were to change.

We review the selection of these policies and the application of these critical accounting estimates with the Audit Committee of our Supervisory Board. We have identified the following significant accounting polices that involve critical accounting estimates.

Fair Value Estimates

Quoted market prices in active markets are the most reliable measure of fair value. However, quoted market prices for certain instruments, investments and activities, such as non-exchange traded contracts and venture capital companies and nonmarketable equity securities may not be available.

When quoted market prices are not available, derivatives and securities values are determined based upon discounted cash flow analysis, comparison to similar observable market transactions, or the use of financial models. Discounted cash flow analysis is dependent upon estimated future cash flows and the discount rate used. Valuation using pricing models is dependent upon time value, yield curve, volatility factors, prepayment speeds, default rates, loss severity, current market prices and transaction prices for underlying financial instruments. Pricing adjustments to model our portfolio valuations consider liquidity, credit exposure, concentration risks, hedging strategies, quality of model inputs, and other factors.

Where valuation of financial instruments is subjective due to the lack of observable market prices or inputs, management must apply judgment to make estimates and certain assumptions. For example, if prices or inputs to financial models are used for similar financial instruments, judgment is applied to make appropriate adjustments for differences in credit risk, liquidity or other factors.

Since the fair value determined might differ from actual net realizable values, the estimates are considered critical accounting estimates for our Corporate Banking & Securities Corporate Division, which trades certain over-the-counter derivatives, some of which have long terms or complex structures that are valued using financial models. Fair value estimates are also critical for our Corporate Investments Group Division, which holds investments that are not actively traded.

To maximize the accuracy of our valuations, we have established internal controls over the valuation process, which include independent price verification, testing and approval of valuation models, review and analysis of daily profit and loss, validation of valuation through close out profit and loss, and VaR backtesting. We perform price testing of model input parameters and prices of cash instruments, confirming that valuations have been performed using approved models and determining the appropriateness of valuations. We also test and approve pricing models.

Allowance for Loan Losses

We maintain an allowance for loan losses for exposures in our portfolio that represents our estimate of probable losses in our loan portfolio. Determining the allowance for loan losses requires significant management judgments and assumptions. The components of the allowance for loan losses include a specific loss component and an inherent loss component consisting of the country risk allowance, the smaller-balance standardized homogeneous loan loss allowance and the other inherent loss allowance. We believe that the accounting estimate related to the allowance for loan losses is a critical accounting estimate because the underlying assumptions used for both the specific and inherent loss components of the allowance can change from period to period. Such changes may materially affect our results of operations. The estimate for the allowance for loan losses is a critical accounting estimate for our Corporate Banking & Securities and Private & Business Clients Corporate Divisions.

The specific loss component is the allowance for losses on loans for which management believes we will be unable to collect all of the principal and interest due under the loan agreement. This component results in the largest portion of our allowance and requires consideration of various underlying factors. These assumptions include, but are not limited to, the financial strength of our customers, the expected future cash flows, fair value of underlying collateral or the market price of the loan. We regularly reevaluate all credit exposures that have already been specifically provided for, as well as all credit exposures that appear on our watchlist. Our assumptions are either validated or revised accordingly based on our reevaluation.

Some of the underlying factors used in determining the inherent loss component, include, but are not limited to, historical loss experience and political, economic and other relevant factors. We determine our country risk allowance based on historical loss experience and market data affecting a country's financial condition. Our smaller-balance standardized homogeneous portfolio is evaluated on an aggregate basis, based on historical loss experience considering factors such as past due status and collateral recovery values for each product type. In determining our other inherent loss allowance, we incorporate an expected loss calculation which measures the default loss we can expect within a one-year period on our credit exposure, based on our historical loss experience. When calculating expected loss, we consider collateral, maturities and statistical averaging procedures to reflect the risk characteristics of our different types of exposures and facilities.

Significant changes in any of these factors could materially affect our provision for loan losses. For example, if our current assumptions about expected future cash flows used in determining the specific loss component differ from actual results, we may need to make additional provisions for loan losses. In addition, the forecasted financial strength of any given customer may change due to various circumstances, such as future changes in the global economy or new information becoming available as to financial strength that may not have existed at the date of our estimates. This new information may require us to adjust our current estimates and make additional provisions for loan losses.

Our provision for loan losses totaled € 1.1 billion and € 2.1 billion for the year ended December 31, 2003, and 2002, respectively.

For further discussion on our allowance for loan losses, see the risk report and Note [7] and [8] to the consolidated financial statements.

Impairment of Assets other than Loans

Certain assets, including, equity method and other investments (including venture capital companies and nonmarketable equity securities), securities available for sale, and goodwill, are subject to an impairment review. We record impairment charges when we believe an asset has experienced an other-than-temporary decline in value, or its cost may not be recoverable. Future impairment charges may be required if triggering events occur, such as adverse market conditions, suggesting deterioration in an asset's recoverability or fair value. Assessment of timing of when such declines become other than temporary and/or the amount of such impairment is a matter of significant judgement.

Equity method investments, other equity interests and securities available for sale are evaluated for impairment on a quarterly basis, or more frequently if events or changes in circumstances indicate that these investments are impaired. For example, indications that these investments are impaired could include specific conditions in an industry or geographical area or specific information regarding the financial condition of the company, such as a downgrade in credit rating. If information becomes available after we make our evaluation, we may be required to recognize an other-than-temporary impairment in the future. Because the estimate for other-than-temporary impairment could change from period to period based upon future events that may or may not occur, we consider this to be a critical accounting estimate. We recognized an other-than-temporary impairment for equity method investments, other equity interests and securities available for sale in 2003, 2002 and 2001. For additional information on securities available for sale, see Note [5] to the consolidated financial statements and for equity method investments and other equity interests, see Note [6] to the consolidated financial statements.

Goodwill is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that the goodwill may be impaired, such as an adverse change in business climate. The fair value determination used in the impairment assessment requires estimates based on quoted market prices, prices of comparable businesses, present value or other valuation techniques, or a combination thereof, necessitating management to make subjective judgements and assumptions. Because these estimates and assumptions could result in significant differences to the amounts reported if underlying circumstances were to change, we consider this estimate to be critical. As of December 31, 2003, goodwill had a carrying amount of € 6.7 billion. Evaluation of impairment of goodwill is a significant estimate for multiple divisions. In 2003, a goodwill impairment loss of € 114 million related to the Private Equity reporting unit was recorded following decisions relating to the private equity fee-based business including the transfer of certain businesses to the Asset and Wealth Management Corporate Division. During 2002, an impairment charge for goodwill was recorded after an assessment for impairment was made due to a change in the estimated fair value as a result of holding a significant portion of our Private Equity reporting unit for sale in our Corporate Investments Group Division. For further discussion on goodwill, see Note [12] to the consolidated financial statements.

Deferred Tax Assets Valuation Allowance

We recognize deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, net operating loss carryforwards and tax credits. A valuation allowance is maintained for deferred tax assets that we estimate are more likely than not to be unrealizable based on available evidence at the time the estimate is made. Determining the valuation allowance requires significant management judgements and assumptions. In determining the valuation allowance, we use historical and forecasted future operating results, based upon approved business plans, including a review of the eligible carryforward periods, tax planning opportunities and other relevant considerations. Each quarter, we reevaluate our estimate related to the valuation allowance, including our assumptions about future profitability.

We believe that the accounting estimate related to the valuation allowance is a critical accounting estimate because the underlying assumptions can change from period to period. For example, tax law changes or variances in future projected operating performance could result in a change in the valuation allowance. If we were not able to realize all or part of our net deferred tax assets in the future, an adjustment to our deferred tax assets valuation allowance would be charged to income tax expense in the period such determination was made.

Our income tax expense included charges related to changes in valuation allowance of approximately € 99 million, € 254 million and € 286 million for the year ended December 31, 2003, 2002 and 2001, respectively. These changes were a result of reviews of the factors discussed above.

Recent Accounting Developments

SFAS 146

Effective January 1, 2003, we adopted SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"). SFAS 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS 146 replaces the guidance provided by EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The adoption of SFAS 146 did not have a material impact on our consolidated financial statements.

FIN 45

Effective January 1, 2003, we adopted the accounting provisions of Financial Accounting Standards Board (FASB) Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires the recognition of a liability for the fair value at inception of guarantees entered into or modified after December 31, 2002. FIN 45 also addresses the disclosure to be made by a guarantor in its financial statements about its guarantee obligations. The adoption of FIN 45 did not have a material impact on our consolidated financial statements.

SFAS 148

We adopted the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") prospectively for all employee awards granted, modified or settled after January 1, 2003. This prospective adoption is one of the methods provided for under SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure." The prospective adoption of the fair value provisions of SFAS 123 on share-based awards for the 2003 performance year did not have a material impact on our consolidated financial statements.

FIN 46

FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46") was issued in January 2003. FIN 46 requires a company to consolidate entities as the primary beneficiary if the equity investment at risk is not sufficient for the entity to finance its activities without additional subordinated financial support from other parties or if the equity investors lack essential characteristics of a controlling financial interest. Securitization vehicles that are qualifying special purpose entities are excluded from the new rule and remain unconsolidated.

The Interpretation was effective immediately for entities established after January 31, 2003, and for interests obtained in variable interest entities after that date. For variable interest entities created before February 1, 2003, FIN 46 was originally effective for us on July 1, 2003. In October 2003, the FASB deferred the effective date so that application could be deferred for some or all such variable interest entities until December 31, 2003, pending resolution of various matters and the issuance of clarifying guidance. On July 1, 2003, we elected not to apply FIN 46 to a limited number of variable interest entities created before February 1, 2003, that we believed might not require consolidation at December 31, 2003. We applied FIN 46 to substantially all other variable interest entities as of July 1, 2003. As a result, we recorded a € 140 million gain as a cumulative effect of a change in accounting principle and total assets increased by € 18 billion. Effective December 31, 2003, we have fully adopted FIN 46. There was no significant effect from the application of FIN 46 to those variable interest entities for which adoption occurred after July 1, 2003.

The entities consolidated as a result of applying FIN 46 were primarily multi-seller commercial paper conduits that we administer in the Corporate and Investment Bank Group Division, and mutual funds offered by the Private Clients and Asset Management Group Division for which we guarantee the value of units investors purchase.

Upon adoption at July 1, 2003, € 12 billion of the increase in total assets was due to the consolidation of the multi-seller commercial paper conduits. Subsequently, certain of these conduits with total assets of € 4 billion were restructured and accordingly deconsolidated.

The beneficial interests of the investors in the guaranteed value mutual funds are reported as other liabilities and totaled € 15 billion at December 31, 2003. The assets of the funds consist primarily of trading assets in the amount of € 13 billion. The net revenues of these funds due to investors totaled € 115 million for the six months ended December 31, 2003. These net revenues of the funds consist of € 179 million of net interest revenues, negative trading revenues of € 20 million and € 44 million of expenses for fund administration. The obligation to pass the net revenues to the investors is recorded as an increase in the beneficial interest obligation in other liabilities and a corresponding charge to other revenues in the amount of € 115 million.

Certain entities were de-consolidated as a result of applying FIN 46, primarily investment vehicles and trusts associated with trust preferred securities that we sponsor where the investors bear the economic risks. The gain from the application of FIN 46 primarily represents the reversal of the impact on earnings of securities held by the investment vehicles that were deconsolidated.

SFAS 149

Effective July 1, 2003, we adopted SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities," ("SFAS 149"). SFAS 149 amends and clarifies the reporting and accounting for derivative instruments, including certain derivatives embedded in other contracts, and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The adoption of SFAS 149 did not have a material impact on our consolidated financial statements.

SFAS 150

Effective July 1, 2003, we adopted SFAS No. 150, "Accounting for Certain Instruments with Characteristics of Both Liabilities and Equity" ("SFAS 150"). SFAS 150 requires that an entity classify as liabilities (or assets in some circumstances) certain financial instruments with characteristics of both liabilities and equity. SFAS 150 applies to certain freestanding financial instruments that embody an obligation for the entity and that may require the entity to issue shares, or redeem or repurchase its shares.

SFAS 150 changed the accounting for outstanding forward purchases of approximately 52 million Deutsche Bank common shares with a weighted-average strike price of € 56.17 which were entered into to satisfy obligations under employee share-based compensation awards. We recognized an after-tax gain of € 11 million, net of € 5 million tax expense, as a cumulative effect of a change in accounting principle as these contracts were adjusted to fair value upon adoption of SFAS 150. The contracts were then amended effective July 1, 2003, to allow for physical settlement only. This resulted in a charge to shareholders' equity of € 2.9 billion and the establishment of a corresponding liability classified as obligation to purchase common shares. Settlements of the forward contracts in the second half of 2003, reduced the obligation to purchase common shares to € 2.3 billion as of December 31, 2003. Since July 1, 2003, the costs of these contracts have been recorded as interest expense instead of as a direct reduction of shareholders' equity.

The accounting for physically settled forward contracts reduces shareholders' equity, which effectively results in the shares being accounted for as if retired or in treasury even though the shares are still outstanding. As such, SFAS 150 also requires that the number of outstanding shares associated with physically settled forward purchase contracts be removed from the denominator in computing basic and diluted earnings per share (EPS). The number of weighted average shares deemed no longer outstanding for EPS purposes for the year ended December 31, 2003 related to the forward purchase contracts described above is 23 million shares.

EITF 02-3

EITF 02-3 addresses the accounting treatment for derivative contracts held for trading purposes and contracts involved in energy trading and risk management activities, and the income statement presentation of gains and losses on derivative contracts held for trading purposes. Effective January 1, 2003, we adopted certain provisions of EITF 02-3, related to energy and derivative contracts held for trading purposes, which did not have a material impact on our consolidated financial statements.

FIN 46 (revised December 2003)

In December 2003, the FASB issued a revised version of FIN 46, "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51" ("FIN 46(R)"). The FASB modified FIN 46 to address certain technical corrections and implementation issues that had arisen. FIN 46(R) allows a choice as to the timing of implementation of the revised rules. We will adopt FIN 46(R) no later than March 31, 2004. Upon adoption of FIN 46(R), it is likely that a significant amount of the guaranteed value mutual funds will be deconsolidated. There are no entities where it is reasonably possible that we will have to consolidate or disclose information about when this interpretation becomes effective.

FSP 106-1

In January 2004, the FASB issued Staff Position 106-1, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003" ("FSP 106-1"). The Act, signed into law in the U.S. on December 8, 2003, introduces a prescription drug benefit as well as a subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to benefits provided under the Act. The FSP 106-1 permits entities to make a one-time election to defer recognizing the effects of the Act in accounting for its postretirement benefit plans under SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" ("SFAS 106"), until either authoritative accounting guidance is issued or plan assets and obligations are remeasured due to a significant event.

We have elected to defer recognition of the effects of the Act in accounting for our postretirement plans under SFAS 106, and the postretirement benefit obligations and expense reported in the accompanying financial statements and notes do not reflect the effects of the Act. Specific authoritative guidance on the accounting for the government subsidy is pending and that guidance, when issued, could require that we change previously reported information.

SAB 105

In March 2004, the SEC released Staff Accounting Bulletin No. 105, "Application of Accounting Principles to Loan Commitments" ("SAB 105"). SAB 105 clarifies the requirements for the initial valuation of loan commitments that are accounted for as derivatives in accordance with SFAS 133 and is effective for commitments entered into after March 31, 2004. We are currently assessing the effects, if any, that the adoption of SAB 105 will have on our consolidated financial statements.

Risk Factors

An investment in our shares involves a number of risks. You should carefully consider the following information about the risks we face, together with the other information in this document, in the light of our mix of businesses when you make investment decisions involving our shares.

Market declines and volatility can materially adversely affect our revenues and profits. Changes in our business in recent years have been causing a shift among the primary risks we assume. In particular, we have increased our exposure to the financial markets as we have emphasized growth in our investment banking activities, including trading activities. We have been de-emphasizing growth in our traditional lending business. Conditions in the financial markets materially affect our businesses. Market downturns can occur not only as a result of purely economic factors, but also as a result of war, acts of terrorism, natural disasters or other similar events and can cause our revenues to decline. If we are unable to reduce our expenses at the same pace, our profitability can erode. Volatility can sometimes also adversely affect us.

In particular, this represents the following:

- *We may incur significant losses from our trading and investment activities due to market fluctuations.* We enter into and maintain large trading and investment positions in the fixed income, equity and currency markets, primarily through our Corporate Banking & Securities Corporate Division, many of which include derivative financial instruments. We also have made significant investments in individual companies through our Corporate Investments Group Division. In each of the product and business lines in which we enter into these kinds of positions, we assess the financial markets and trends in them. The revenues and profits we derive from many of our positions and our transactions in connection with them are dependent on the development of market prices.
- *Protracted market declines can reduce liquidity in the markets, making it harder to sell assets and leading to material losses.* In some of our businesses, protracted market movements, particularly asset price declines, can reduce the level of activity in the market or reduce market liquidity. These developments can lead to material losses if we cannot close out deteriorating positions in a timely way.
- *Even where losses are for our clients' accounts, they may fail to repay us, leading to material losses for us, and our reputation can be harmed.*
- *Our investment banking revenues in the form of financial advisory and underwriting fees may decline in adverse market or economic conditions.*
- *We may generate lower revenues from brokerage and other commission- and fee-based businesses if market downturns lead to declines in the volume of transactions.* The fees that we charge for managing our clients' portfolios are in many cases based on the value or performance of those portfolios. A market downturn that reduces the value of our clients' portfolios or increases the amount of withdrawals would reduce the revenues we receive.

Our nontraditional credit businesses materially add to our traditional banking credit risks. Many of the businesses we engage in beyond the traditional lending businesses also expose us to credit risk, such as holding securities of third parties or entering into swap or other derivative contracts. We engage in most of these businesses through our Corporate Banking & Securities Corporate Division entailing credit transactions, frequently ancillary to other transactions.

If we are unable to fully implement Phase 2 of our management agenda, our return on equity target may not be reached and our future earnings and share price may be materially and adversely affected. As part of Phase 2, we set the specific goals of maintaining strict cost, capital and risk discipline, capitalizing on global leadership in our Corporate and Investment Bank Group Division (CIB), delivering profitable growth to our Private Clients and Asset Management Group Division (PCAM) and establishing Deutsche Bank as the most reputable brand. We have stated that we aim to provide our shareholders with an underlying pre-tax return on equity of 25%, once the strategy is complete. Our future earnings, and thus our ability to achieve this return on equity target, as well as the future value of our shares and our ability to compete effectively, may be materially and adversely affected should we fail to achieve the Phase 2 objectives or should the Phase 2 objectives that are achieved fail to produce the anticipated benefits. A number of factors could prevent the achievement of these objectives or the realization of their anticipated benefits, including changes in the markets in which we are active, global, regional and national economic conditions and increased competition for business and employees. In addition, we may be unable to implement the internal measures we need to achieve our objectives.

The size of our clearing operations exposes us to a heightened risk of material losses should these operations fail to function properly. We believe that the sheer scope of our clearing and settlement business heightens the risk that we, our customers or other third parties could lose substantial sums if our systems fail to operate properly for even short periods. This will be the case even where the reason for the interruption is external to us.

Our risk management policies, procedures and methods may leave us exposed to unidentified or unanticipated risks, which could lead to material losses. We have devoted significant resources to developing our risk management policies, procedures and assessment methods and intend to continue to do so in the future. Nonetheless, our risk management techniques and strategies may not be fully effective in mitigating our risk exposure in all economic market environments or against all types of risk, including risks that we fail to identify or anticipate.

We may have difficulty in identifying and executing acquisitions, and both making acquisitions and avoiding them could materially harm our results of operations and our share price. The international banking and financial services industries are consolidating rapidly. In recent years there has been substantial consolidation in the United States and Europe, regions in which we generate the majority of our revenues. Even though we review the companies we plan to acquire, it is generally not feasible for these reviews to be complete in all respects. As a result, we may assume unanticipated liabilities, or an acquisition may not perform as well as expected. Were we to announce or complete a significant business combination transaction, our share price could decline significantly if investors viewed the transaction as too costly or unlikely to improve our competitive position. If we avoid entering into additional business combination transactions or fail to identify attractive companies to acquire, market participants may, especially in the current climate of consolidation, perceive us negatively.

We may have difficulties selling noncore assets at favorable prices, or at all.

Events at companies in which we have invested may make it harder to sell our holdings and result in material losses irrespective of market developments. Where we hold significant investments in other companies, the effect of losses and risks at those companies may reduce the value of our holdings considerably, including the value of thereof reflected in our financial statements, even where general market conditions are favorable.

Intense competition, especially in our home market of Germany, could materially hurt our revenues and profitability. Competition is intense in all of our primary business areas. We derived approximately 29% of our total net revenues in 2003 from Germany. If we are unable to respond to the competitive environment, we may lose market share in important areas of our business or incur losses on some or all of our activities. In addition, downturns in the German economy could add to the competitive pressure, through, for example, increased price pressure and lower business volumes for us and our competitors.

Unforeseeable events can interrupt our operations and cause substantial losses and additional costs. Unforeseeable events like the terrorist attacks in the United States on September 11, 2001 can lead to an abrupt interruption of our operations which can cause substantial losses. If our business continuity plans do not address such events or cannot be implemented under the circumstances, such losses may increase.

Outlook

Throughout 2003 stability and confidence returned to the global economy and to the financial markets. At the beginning of 2004 most leading indicators point to a further acceleration of global economic activity, which is reflected in robust global equity markets. The U.S. economy will continue to be the mainstay of global growth. After growing a healthy 3% in 2003, U.S. gross domestic product (GDP) is seen to expand by some 4% in the current year based on rising investment and employment. The recovery in the euro zone should broaden in 2004 as private consumption will benefit from lower inflation, supported by the strength of the euro. German GDP growth in 2004 could reach 2% bringing it slightly above the euro zone's average. This, however, requires some pick-up in consumption which has remained sluggish so far. Recent updates to business surveys have shown that despite the strength of the world economy the appreciation of the euro is providing a damper for activity in the industrial sector. Risks arise mainly from the U.S. where the transition to a self-sustained growth in 2005 might fail, leading to a current-account-induced U.S. dollar crisis, putting the potential adjustment burden on the rest of the world. Finally, risk premiums in the credit markets have dropped to levels which make financial markets extremely vulnerable to shocks from, among other factors, the developments in the Middle East or terrorism.

For Deutsche Bank, 2003 was a year when the results of our transformation program were reflected in our bottom line and the progressing development of our franchise received positive recognition from the markets. But we have also used the previous year to lay the ground for the next phase of our strategy: building a springboard for growth.

In our Corporate and Investment Bank (CIB) we have launched systematic growth initiatives to further strengthen the franchise, such as closing the product and distribution gap between us and the top three players in all aspects of U.S. fixed income in Global Markets; expanding structured products in the U.S. and into Asia-Pacific for Global Equities; further building our U.S. mergers & acquisitions, equity capital markets and debt products business within Global Corporate Finance; introducing market-based-loan pricing in our Global Banking Division; and selling risk management products through Global Trade Finance in Global Transaction Banking.

We are also determined to generate further profitable growth in Private Clients and Asset Management (PCAM). We will continue our efforts to increase efficiency and optimize the product and service range. A comprehensive portfolio of business initiatives is aimed at capturing additional profit growth potential. Our Asset Management Business Division aims to increase our client base and build our brand and culture from within a strictly-controlled cost environment. Going forward, our Private Wealth Management Business Division intends to increase invested assets, revenues, and overall contribution to the bottom line of the Group. Our Private & Business Clients Corporate Division aims to deliver profitable growth through attracting and keeping clients, and team building. The business seeks to attract and keep customers by serving them throughout their lives, and matching the right advisor with the right offering to the right customer.

In Corporate Investments, we expect to continue to reduce our exposure to non-core activities in 2004 through a continuation of our strategy of opportunistic realization whilst preserving/enhancing value in the portfolio as a whole. This will allow us to re-deploy capital and other resources back into our core client businesses.

Risk discipline made significant progress in 2003 and we expect further progress to be supported by improving economic conditions in 2004. We will continue to closely manage risk-weighted assets. We will increasingly use hedging strategies and securitization structures to the extent that they enable us to manage economic risk and risk-weighted assets in efficient ways. We will expand our use of market-based loan pricing. With support of this pricing framework, we will continue to reallocate our balance sheet towards more profitable customer relationships.

Continued cost discipline will remain a clear priority and we are committed to maintain our rigorous attitude to reducing our cost base, constantly improving the efficiency of our businesses, infrastructure platforms and internal processes. To this end, we aim to further reduce the operating cost base by approximately € 800 million with the completion of the second phase of our strategy. We are confident we can attain this goal as the impact of earlier cost cutting measures become fully visible in the current financial year and as additional cuts in infrastructure costs are made.

Capital management will be further supported by our continued determination to return capital to shareholders. Given the current strength of our core capital ratio, we are very confident that also our second share buy-back program will successfully support our strategic targets, without compromising our strong capitalization.

Our transformation strategy lays a solid foundation for continued growth. We have set aggressive but realistic targets for phase two of our management agenda, and the strong competitive platform, combined with good revenue momentum, makes us confident we can achieve our goal of 25 percent underlying pre-tax return on equity, once the strategy is complete.

The year 2004 has started well for us, and we are confident that, if the world's economies and financial markets continue to develop positively, our growth objectives are achievable.

Consolidated Statement of Income

Income Statement

in € m.	[Notes]	**2003**	2002	2001
Interest revenues	[23], [31]	**27,583**	35,781	53,639
Interest expense	[23], [31]	**21,736**	28,595	45,019
Net interest revenues		**5,847**	**7,186**	**8,620**
Provision for loan losses	[6], [7], [8]	**1,113**	2,091	1,024
Net interest revenues after provision for loan losses		**4,734**	**5,095**	**7,596**
Commissions and fees from fiduciary activities		**3,273**	3,926	3,537
Commissions, broker's fees, markups on securities underwriting and other securities activities		**3,564**	4,319	4,557
Fees for other customer services		**2,495**	2,589	2,633
Insurance premiums		**112**	744	2,717
Trading revenues, net	[31]	**5,611**	4,024	6,031
Net gains on securities available for sale	[5]	**20**	3,523	1,516
Net loss from equity method investments	[6]	**(422)**	(887)	(365)
Other revenues	[6], [13], [31]	**768**	1,123	295
Total noninterest revenues		**15,421**	**19,361**	**20,921**
Compensation and benefits	[20], [25], [31]	**10,495**	11,358	13,360
Net occupancy expense of premises		**1,251**	1,291	1,334
Furniture and equipment		**193**	230	357
IT costs		**1,913**	2,188	2,343
Agency and other professional service fees		**724**	761	1,080
Communication and data services		**626**	792	891
Policyholder benefits and claims		**110**	759	3,002
Other expenses		**2,002**	2,883	3,182
Goodwill impairment/amortization	[12]	**114**	62	871
Restructuring activities	[29]	**(29)**	583	294
Total noninterest expenses		**17,399**	**20,907**	**26,714**
Income before income tax expense and cumulative effect of accounting changes		**2,756**	**3,549**	**1,803**
Income tax expense	[26]	**1,327**	372	434
Reversal of 1999/2000 credits for tax rate changes	[26]	**215**	2,817	995
Income before cumulative effect of accounting changes, net of tax		**1,214**	**360**	**374**
Cumulative effect of accounting changes, net of tax	[2]	**151**	37	(207)
Net income		**1,365**	**397**	**167**

Earnings per Share Figures

in €	[Notes]	**2003**	2002	2001
Earnings per common share	[2], [12], [20], [27]			
Basic				
Income before cumulative effect of accounting changes, net of tax		**2.17**	0.58	0.60
Cumulative effect of accounting changes, net of tax		**0.27**	0.06	(0.33)
Net income		**2.44**	**0.64**	**0.27**
Diluted				
Income before cumulative effect of accounting changes, net of tax		**2.06**	0.57	0.60
Cumulative effect of accounting changes, net of tax		**0.25**	0.06	(0.33)
Net income		**2.31**	**0.63**	**0.27**
Cash dividends declared per common share		**1.30**	**1.30**	**1.30**

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statement of Comprehensive Income

Statement of Comprehensive Income

in € m.	2003	2002	2001
Net income	**1,365**	**397**	**167**
Reversal of 1999/2000 credits for tax rate changes	215	2,817	995
Unrealized gains (losses) on securities available for sale			
Unrealized net gains (losses) arising during the year, net of tax and other[1]	1,619	(5,596)	(2,496)
Net reclassification adjustment for realized net (gains) losses, net of applicable tax and other[2]	162	(3,527)	(1,423)
Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax[3]	(4)	2	(1)
Minimum pension liability, net of tax[4]	8	(8)	–
Foreign currency translations			
Unrealized net gains (losses) arising during the year, net of tax[5]	(936)	(1,602)	85
Net reclassification adjustment for realized net gains, net of tax[6]	(54)	–	–
Total other comprehensive income (loss)	**1,010**	**(7,914)**	**(2,840)**
Comprehensive income (loss)	**2,375**	**(7,517)**	**(2,673)**

[1] Amounts are net of income tax expense (benefit) of 38 million, (69) million and (105) million for the years ended December 31, 2003, 2002 and 2001, respectively, and adjustments to insurance policyholder liabilities and deferred acquisition costs of 4 million, (230) million and (610) million for the years ended December 31, 2003, 2002 and 2001, respectively.

[2] Amounts are net of applicable income tax expense of 41 million, 15 million and 144 million for the years ended December 31, 2003, 2002 and 2001, respectively, and adjustments to insurance policyholder liabilities and deferred acquisition costs of (10) million, 110 million and (44) million for the years ended December 31, 2003, 2002 and 2001, respectively.

[3] The amount is net of an income tax benefit for the years ended December 31, 2003 and 2001 and income tax expense for the year ended December 2002.

[4] Amount is net of income tax expense of 3 million for the year ended December 31, 2003 and an income tax benefit of 3 million for the year ended December 31, 2002.

[5] Amounts are net of an income tax expense (benefit) of 70 million, 26 million and (41) million for the years ended December 31, 2003, 2002 and 2001, respectively.

[6] Amount is net of an income tax benefit of 5 million for the year ended December 31, 2003.

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Balance Sheet

Assets

in € m.	[Notes]	**Dec 31, 2003**	Dec 31, 2002
Cash and due from banks		**6,636**	8,979
Interest-earning deposits with banks	[33]	**14,649**	25,691
Central bank funds sold and securities purchased under resale agreements	[33]	**112,419**	117,689
Securities borrowed	[33]	**72,796**	37,569
Trading assets of which 107 billion and 70 billion were pledged to creditors and can be sold or repledged at December 31, 2003 and 2002, respectively	[4], [10], [33]	**345,371**	294,679
Securities available for sale of which 404 million and 736 million were pledged to creditors and can be sold or repledged at December 31, 2003 and 2002, respectively	[5], [10], [33]	**24,631**	21,619
Other investments	[6], [33]	**8,570**	10,768
Loans, net	[7], [8], [9], [10], [32], [33]	**144,946**	167,303
Premises and equipment, net	[10], [11]	**5,786**	8,883
Goodwill	[2], [12]	**6,735**	8,372
Other intangible assets, net	[2], [12]	**1,122**	1,411
Other assets related to insurance business	[24]	**8,249**	7,797
Due from customers on acceptances		**60**	99
Accrued interest receivable		**3,612**	4,208
Pending securities transactions past settlement date		**11,082**	5,524
Other assets	[26]	**36,950**	37,764
Total assets		**803,614**	**758,355**

Liabilities and Shareholders' Equity

in € m.	[Notes]	**Dec 31, 2003**	Dec 31, 2002
Deposits	[14], [33]	**306,154**	327,625
Trading liabilities	[4], [33]	**153,234**	131,212
Central bank funds purchased and securities sold under repurchase agreements	[10], [33]	**102,433**	90,709
Securities loaned	[10], [33]	**14,817**	8,790
Other short-term borrowings	[15], [19], [33]	**22,290**	11,573
Acceptances outstanding		**60**	99
Insurance policy claims and reserves	[24]	**9,071**	8,557
Accrued interest payable		**3,793**	4,668
Pending securities transactions past settlement date		**10,390**	4,611
Other liabilities	[19], [25], [26], [29]	**53,380**	33,084
Long-term debt	[19], [16], [33]	**97,480**	104,055
Trust preferred securities	[17]	**–**	3,103
Obligation to purchase common shares	[18]	**2,310**	278
Total liabilities		**775,412**	**728,364**
Common shares, no par value, nominal value of € 2.56[1]	[20]	**1,490**	1,592
Additional paid-in capital		**11,147**	11,199
Retained earnings		**20,486**	22,087
Common shares in treasury, at cost[2]		**(971)**	(1,960)
Equity classified as obligation to purchase common shares	[18]	**(2,310)**	(278)
Share awards		**954**	955
Accumulated other comprehensive income (loss)			
Deferred tax on unrealized net gains on securities available for sale relating to 1999 and 2000 tax rate changes in Germany		**(2,828)**	(3,043)
Unrealized net gains on securities available for sale, net of applicable tax and other		**1,937**	156
Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax		**(3)**	1
Minimum pension liability, net of tax		**-**	(8)
Foreign currency translation, net of tax		**(1,700)**	(710)
Total accumulated other comprehensive loss		**(2,594)**	(3,604)
Total shareholders' equity	[20], [22]	**28,202**	**29,991**
Total liabilities and shareholders' equity		**803,614**	**758,355**

Commitments and contingent liabilities: see Notes [11],[31] and [34].

[1] Issued: 2003: 581.9 million shares; 2002: 621.9 million shares.

[2] 2003: 16.8 million shares; 2002: 36.4 million shares.

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statement of Changes in Shareholders' Equity

Statement of Changes in Shareholders' Equity

in € m.	2003	2002	2001
Common shares			
Balance, beginning of year	**1,592**	1,591	1,578
Common shares distributed under employee benefit plans	**–**	1	13
Retirement of common shares	**(102)**	–	–
Balance, end of year	**1,490**	1,592	1,591
Additional paid-in capital			
Balance, beginning of year	**11,199**	11,253	10,876
Common shares distributed under employee benefit plans	**–**	21	462
Net losses on treasury shares sold	**(36)**	(129)	(85)
Other	**(16)**	54	–
Balance, end of year	**11,147**	11,199	11,253
Retained earnings			
Balance, beginning of year	**22,087**	22,619	23,331
Net income	**1,365**	397	167
Cash dividends declared and paid	**(756)**	(800)	(801)
Net losses on treasury shares sold	**(386)**	–	–
Retirement of common shares	**(1,801)**	–	–
Other	**(23)**	(129)	(78)
Balance, end of year	**20,486**	22,087	22,619
Common shares in treasury, at cost			
Balance, beginning of year	**(1,960)**	(479)	(119)
Purchases of shares	**(25,464)**	(30,755)	(37,032)
Sale of shares	**23,903**	28,441	36,090
Retirement of shares	**1,903**	–	–
Treasury shares distributed under employee benefit plans	**647**	833	582
Balance, end of year	**(971)**	(1,960)	(479)
Equity classified as obligation to purchase common shares			
Balance, beginning of year	**(278)**	–	–
Additions	**(2,911)**	(330)	–
Deductions	**879**	52	–
Balance, end of year	**(2,310)**	(278)	–
Share awards – common shares issuable			
Balance, beginning of year	**1,955**	1,666	1,883
Deferred share awards granted, net	**888**	1,098	487
Deferred shares distributed	**(647)**	(809)	(704)
Balance, end of year	**2,196**	1,955	1,666
Share awards – deferred compensation			
Balance, beginning of year	**(1,000)**	(767)	(1,016)
Deferred share awards granted, net	**(888)**	(1,098)	(487)
Amortization of deferred compensation, net	**646**	865	736
Balance, end of year	**(1,242)**	(1,000)	(767)
Accumulated other comprehensive income (loss)			
Balance, beginning of year	**(3,604)**	4,310	7,150
Reversal of 1999/2000 credits for tax rate changes	**215**	2,817	995
Change in unrealized net gains on securities available for sale, net of applicable tax and other	**1,781**	(9,123)	(3,919)
Change in unrealized net gains/losses on derivatives hedging variability of cash flows, net of tax	**(4)**	2	(1)
Change in minimum pension liability, net of tax	**8**	(8)	–
Foreign currency translation, net of tax	**(990)**	(1,602)	85
Balance, end of year	**(2,594)**	(3,604)	4,310
Total shareholders' equity, end of year	**28,202**	**29,991**	**40,193**

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statement of Cash Flows

Cash flow statement

in € m.	2003	2002	2001
Net income	**1,365**	**397**	**167**
Adjustments to reconcile net income to net cash used in operating activities			
Provision for loan losses	**1,113**	2,091	1,024
Restructuring activities	**(29)**	583	294
Gain on sale of securities available for sale, other investments, loans and other	**(201)**	(4,928)	(2,806)
Deferred income taxes, net	**269**	2,480	(159)
Impairment, depreciation and other amortization and accretion	**3,072**	2,845	4,886
Cumulative effect of accounting changes, net of tax	**(151)**	(37)	207
Share of net loss (income) from equity method investments	**(42)**	753	278
Net change in			
Trading assets	**(37,624)**	(4,071)	(1,263)
Other assets	**(7,452)**	8,627	(9,670)
Trading liabilities	**22,719**	11,412	(3,022)
Other liabilities	**8,095**	(20,639)	(4,559)
Other, net	**47**	(296)	1,412
Net cash used in operating activities	**(8,819)**	**(783)**	**(13,211)**
Net change in			
Interest-earning deposits with banks	**11,305**	7,800	9,232
Central bank funds sold and securities purchased under resale agreements	**5,378**	(14,004)	(47,959)
Securities borrowed	**(35,226)**	2,749	33,138
Loans	**12,789**	9,634	5,802
Proceeds from			
Sale of securities available for sale	**13,620**	25,835	41,128
Maturities of securities available for sale	**7,511**	7,731	2,746
Sale of other investments	**2,068**	5,089	7,096
Sale of loans	**16,703**	9,508	16,185
Sale of premises and equipment	**2,628**	717	1,015
Purchase of			
Securities available for sale	**(19,942)**	(22,464)	(34,289)
Other investments	**(2,141)**	(4,474)	(7,976)
Loans	**(9,030)**	(2,364)	(8,903)
Premises and equipment	**(991)**	(1,696)	(3,689)
Net cash received (paid) for business combinations/divestitures	**2,469**	(1,110)	924
Other, net	**327**	687	958
Net cash provided by investing activities	**7,468**	**23,638**	**15,408**
Net change in			
Deposits	**(21,423)**	(41,278)	22,548
Securities loaned and central bank funds purchased and securities sold under repurchase agreements	**17,751**	7,603	(16,096)
Other short-term borrowings	**(4,303)**	274	(15,151)
Issuances of long-term debt and trust preferred securities	**43,191**	40,245	32,958
Repayments and extinguishments of long-term debt and trust preferred securities	**(32,366)**	(27,201)	(22,884)
Issuances of common shares	**–**	73	320
Purchases of treasury shares	**(25,464)**	(30,755)	(37,032)
Sale of treasury shares	**23,389**	28,665	36,024
Cash dividends paid	**(756)**	(800)	(801)
Other, net	**(37)**	(455)	(522)
Net cash used in financing activities	**(18)**	**(23,629)**	**(636)**
Net effect of exchange rate changes on cash and due from banks	**(974)**	(635)	325
Net increase (decrease) in cash and due from banks	**(2,343)**	(1,409)	1,886
Cash and due from banks, beginning of the year	**8,979**	10,388	8,502
Cash and due from banks, end of the year	**6,636**	8,979	10,388
Interest paid	**22,612**	31,349	48,099
Income taxes paid, net	**911**	408	1,251
Noncash investing activities			
Transfer from available for sale securities to trading assets	**–**	–	22,101
Transfer from trading assets to available for sale securities	**–**	–	14,938

The accompanying notes are an integral part of the Consolidated Financial Statements.

Notes

[1] Significant Accounting Policies

Deutsche Bank Aktiengesellschaft ("Deutsche Bank" or the "Parent") is a stock corporation organized under the laws of the Federal Republic of Germany. Deutsche Bank together with all entities in which Deutsche Bank has a controlling financial interest (the "Group") is a global provider of a full range of corporate and investment banking, private clients and asset management products and services. For a discussion of the Group's business segment information, see Note [28].

The accompanying consolidated financial statements are stated in Euros and have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from management's estimates. Certain prior period amounts have been reclassified to conform to the current presentation.

The following is a description of the significant accounting policies of the Group.

Principles of Consolidation

The consolidated financial statements include Deutsche Bank together with all entities in which Deutsche Bank has a controlling financial interest. The Group consolidates entities in which it has a majority voting interest when the entity is controlled through substantive voting equity interests and the equity investors bear the residual economic risks of the entity. The Group consolidates those entities that do not meet these criteria when the Group absorbs a majority of the entity's expected losses, or if no party absorbs a majority of the expected losses, when the Group receives a majority of the entity's expected residual returns.

Notwithstanding the above, certain securitization vehicles (commonly known as qualifying special purpose entities) are not consolidated if they are distinct from and not controlled by the entities that transferred the assets into the vehicle, and their activities are legally prescribed, significantly limited from inception, and meet certain restrictions regarding the assets they can hold and the circumstances in which those assets can be sold.

For consolidated guaranteed value mutual funds, in which the Group has only minor equity interests, the obligation to pass the net revenues of these funds to the investors is reported in other liabilities, with a corresponding charge to other revenues.

Prior to January 1, 2003, the Group consolidated all majority-owned subsidiaries as well as special purpose entities that the Group was deemed to control or from which the Group retained the majority of the risks and rewards. Qualifying special purpose entities were not consolidated.

All material intercompany transactions and balances have been eliminated. Issuances of a subsidiary's stock to third parties are treated as capital transactions.

Revenue Recognition

Revenue is recognized when it is realized or realizable, and earned. This concept is applied to the key revenue generating activities of the Group as follows:

Net interest revenues – Interest from interest-bearing assets and liabilities is recognized on an accrual basis over the life of the asset or liability based on the constant effective yield reflected in the terms of the contract and any related net deferred fees, premiums, discounts or debt issuance costs. See the "Loans" section of this footnote for more specific information regarding interest from loans receivable.

Valuation of assets and liabilities – Certain assets and liabilities are required to be revalued each period end and the offset to the change in the carrying amount is recognized as revenue. These include assets and liabilities held for trading purposes, certain derivatives held for nontrading purposes, loans held for sale, and investments accounted for under the equity method. In addition, assets are revalued to recognize impairment losses within revenues when certain criteria are met. See the discussions in the "Trading Assets and Liabilities, and Securities Available for Sale," "Derivatives," "Other Investments," "Allowances for Credit Losses," and "Impairment" sections of this footnote for more detailed explanations of the valuation methods used and the methods for determining impairment losses for the various types of assets involved.

Fees and commissions – Revenue from the various services the Group performs are recognized when the following criteria are met: persuasive evidence of an arrangement exists, the services have been rendered, the fee or commission is fixed or determinable, and collectability is reasonably assured. Incentive fee revenues from investment advisory services are recognized at the end of the contract period when the incentive contingencies have been resolved.

Sales of assets – Gains and losses from sales of assets result primarily from sales of financial assets in monetary exchanges, which include sales of trading assets, securities available for sale, other investments, and loans. In addition, the Group records revenue from sales of non-financial assets such as real estate, subsidiaries and other assets.

To the extent assets are exchanged for beneficial or ownership interests in those same assets, the exchange is not considered a sale and no gain or loss is recorded. Otherwise, gains and losses on exchanges of financial assets that are held at fair value, and gains on financial assets not held at fair value, are recorded when the Group has surrendered control of those financial assets. Gains on exchanges of non-financial assets are recorded once the sale has been closed or consummated, except when the Group maintains certain types of continuing involvement with the asset sold, in which case the gains are deferred. Losses from sales of non-financial assets and financial assets not held at fair value are recognized once the asset is deemed held for sale.

Gains and losses from monetary exchanges are calculated as the difference between the book value of the assets given up and the fair value of the proceeds received and liabilities incurred. Gains or losses from nonmonetary exchanges are calculated as the difference between the book value of the assets given up and the fair value of the assets given up and liabilities incurred as part of the transaction, except that the fair value of the assets received is used if it is more readily determinable.

Foreign Currency Translation

Assets and liabilities denominated in currencies other than an entity's functional currency are translated into its functional currency using the period-end exchange rates, and the resulting transaction gains and losses are reported in trading revenues. Foreign currency revenues, expenses, gains, and losses are recorded at the exchange rate at the dates recognized.

Gains and losses resulting from translating the financial statements of net investments in foreign operations into the reporting currency of the parent entity are reported, net of any hedge and tax effects, in accumulated other comprehensive income within shareholders' equity. Revenues and expenses are translated at the weighted-average rate during the year whereas assets and liabilities are translated at the period end rate.

Reverse Repurchase and Repurchase Agreements

Securities purchased under resale agreements ("reverse repurchase agreements") and securities sold under agreements to repurchase ("repurchase agreements") are treated as collateralized financings and are carried at the amount of cash disbursed and received, respectively. The party disbursing the cash takes possession of the securities serving as collateral for the financing. Securities purchased under resale agreements consist primarily of OECD country sovereign bonds or sovereign guaranteed bonds. Securities owned and pledged as collateral under repurchase agreements in which the counterparty has the right by contract or custom to sell or repledge the collateral are disclosed on the Consolidated Balance Sheet.

The Group monitors the fair value of the securities received or delivered. For securities purchased under resale agreements, the Group requests additional securities or the return of a portion of the cash disbursed when appropriate in response to a decline in the market value of the securities received. Similarly, the return of excess securities or additional cash is requested when appropriate in response to an increase in the market value of securities sold under repurchase agreements. The Group offsets reverse repurchase and repurchase agreements with the same counterparty under master netting agreements when they have the same maturity date and meet certain other criteria regarding settlement and transfer mechanisms. Interest earned on reverse repurchase agreements and interest incurred on repurchase agreements are reported as interest revenues and interest expense, respectively.

Securities Borrowed and Securities Loaned

Securities borrowed and securities loaned are recorded at the amount of cash advanced or received. Securities borrowed transactions generally require the Group to deposit cash with the securities lender. In a securities loaned transaction, the Group generally receives either cash collateral, in an amount equal to or in excess of the market value of securities loaned, or securities. If the securities received may be sold or repledged, they are accounted for as trading assets and a corresponding liability to return the security is recorded. The Group monitors the fair value of securities borrowed and securities loaned and additional collateral is obtained, if necessary. Fees received or paid are reported in interest revenues and interest expense, respectively. Securities owned and pledged as collateral under securities lending agreements in which the counterparty has the right by contract or custom to sell or repledge the collateral are disclosed on the Consolidated Balance Sheet.

Trading Assets and Liabilities, and Securities Available for Sale

The Group designates debt and marketable equity securities as either held for trading purposes or available for sale at the date of acquisition.

Trading assets and trading liabilities are carried at their fair values and related realized and unrealized gains and losses are included in trading revenues.

Securities available for sale are carried at fair value with the changes in fair value reported in accumulated other comprehensive income within shareholders' equity unless the security is subject to a fair value hedge, in which case changes in fair value resulting from the risk being hedged are recorded in other revenues. The amounts reported in other comprehensive income are net of deferred income taxes and adjustments to insurance policyholder liabilities and deferred acquisition costs.

Declines in fair value of securities available for sale below their amortized cost that are deemed to be other than temporary and realized gains and losses are reported in the Consolidated Statement of Income in net gains on securities available for sale. The amortization of premiums and accretion of discounts are recorded in interest revenues. Generally, the weighted-average cost method is used to determine the cost of securities sold.

Fair value is based on quoted market prices, price quotes from brokers or dealers, or estimates based upon discounted expected cash flows.

Derivatives

All freestanding contracts that are considered derivatives for accounting purposes are carried at fair value in the balance sheet regardless of whether they are held for trading or nontrading purposes. Derivative features embedded in other contracts that meet certain criteria are also measured at fair value. Fair values for derivatives are based on quoted market prices, discounted cash flow analysis, comparison to similar observable market transactions, or pricing models that take into account current market and contractual prices of the underlying instruments as well as time value and yield curve or volatility factors underlying the positions. Fair values also take into account expected market risks, modeling risks, administrative costs and credit considerations. Derivative assets and liabilities arising from contracts with the same counterparty that are covered by qualifying and legally enforceable master netting agreements are reported on a net basis.

The Group enters into various contracts for trading purposes, including swaps, futures contracts, forward commitments, options and other similar types of contracts and commitments based on interest and foreign exchange rates, equity and commodity prices, and credit risk. The Group also makes commitments to originate mortgage loans that will be held for sale. Such positions are considered derivatives and are carried at their fair values as either trading assets or trading liabilities, and related gains and losses are included in trading revenues.

Derivative features embedded in other nontrading contracts are measured separately at fair value when they are not clearly and closely related to the host contract and meet the definition of a derivative. Unless designated as a hedge, changes in the fair value of such an embedded derivative are reported in trading revenues. The carrying amount is reported on the Consolidated Balance Sheet with the host contract.

Certain derivatives entered into for nontrading purposes, not qualifying for hedge accounting, that are otherwise effective in offsetting the effect of transactions on noninterest revenues and expenses are recorded in other assets or other liabilities with changes in fair value recorded in the same noninterest revenues and expense captions affected by the transaction being offset. The changes in fair value of all other derivatives not qualifying for hedge accounting are recorded in trading revenues.

For accounting purposes there are three possible types of hedges, each of which is accounted for differently: (1) hedges of the changes in fair value of assets, liabilities or firm commitments (fair value hedges), (2) hedges of the variability of future cash flows from forecasted transactions and floating rate assets and liabilities (cash flow hedges), and (3) hedges of the translation adjustments resulting from translating the financial statements of net investments in foreign operations into the reporting currency of the parent. Hedge accounting, as described in the following paragraphs, is applied for each of these types of hedges, if the hedge is properly documented at inception and the hedge is highly effective in offsetting changes in fair value, variability of cash flows, or the translation effects of net investments in foreign operations.

For hedges of changes in fair value, the changes in the fair value of the hedged asset or liability due to the risk being hedged are recognized in earnings along with changes in the entire fair value of the derivative. When hedging interest rate risk, for both the derivative and the hedged item any interest accrued or paid is reported in interest revenue or expense and the unrealized gains and losses from the fair value adjustments are reported in other revenues. When hedging the foreign exchange risk in an available-for-sale security, the fair value adjustments related to the foreign exchange exposures are also recorded in other revenues. Hedge ineffectiveness is reported in other revenues and is measured as the net effect of the fair value adjustments made to the derivative and the hedged item arising from changes in the market rate or price related to the risk being hedged.

If a hedge of changes in fair value is canceled because the derivative is terminated or de-designated, any remaining interest rate-related fair value adjustment made to the carrying amount of a hedged debt instrument is amortized to interest revenue or expense over the remaining life of the hedged item. For other types of fair value adjustments or whenever the hedged asset or liability is sold or terminated, any basis adjustments are included in the calculation of the gain or loss on sale or termination.

For hedges of the variability of cash flows, there is no special accounting for the hedged item and the derivative is carried at fair value with changes in value reported initially in other comprehensive income to the extent the hedge is effective. These amounts initially recorded in other comprehensive income are subsequently reclassified into earnings in the same periods during which the forecasted transaction affects earnings. Thus, for hedges of interest rate risk the amounts are amortized into interest revenues or expense along with the interest accruals on the hedged transaction. When hedging the foreign exchange risk in an available-for-sale security, the amounts resulting from foreign exchange risk are included in the calculation of the gain or loss on sale once the hedged security is sold. Hedge ineffectiveness is recorded in other revenues and is usually measured as the difference between the changes in fair value of the actual hedging derivative and a hypothetically perfect hedge.

When hedges of the variability of cash flows due to interest rate risk are canceled, amounts remaining in accumulated other comprehensive income are amortized to interest revenues or expense over the original life of the hedge. For cancellations of other types of hedges of the variability of cash flows, the related amounts accumulated in other comprehensive income are reclassified into earnings either in the same income statement caption and period as the forecasted transaction, or in other revenues when it is no longer probable that the forecasted transaction will occur.

For hedges of the translation adjustments resulting from translating the financial statements of net investments in foreign operations into the reporting currency of the parent, the portion of the change in fair value of the derivative due to changes in the spot foreign exchange rate is recorded as a foreign currency translation adjustment in other comprehensive income to the extent the hedge is effective; and the remainder is recorded as other revenues.

Any derivative de-designated as a hedging derivative is transferred to trading assets and liabilities and marked to market with changes in fair value recognized in trading revenues. For any hedging derivative that is terminated, the difference between the derivative's carrying amount and the cash paid or received is recognized as other revenues.

Other Investments

Other investments include investments accounted for under the equity method, holdings of designated consolidated investment companies, and other nonmarketable equity interests and investments in venture capital companies.

The equity method of accounting is applied to investments when the Group does not have a controlling financial interest, but has the ability to significantly influence operating and financial policies of the investee. Generally, this is when the Group has an investment between 20% and 50% of the voting stock of a corporation or 3% or more of a limited partnership. Other factors that are considered in determining whether the Group has significant influence include representation on the board of directors (supervisory board in the case of German stock corporations) and material intercompany transactions.

Under equity method accounting, the pro-rata share of the investee's income or loss, on a U.S. GAAP basis, as well as disposition gains and losses and charges for other-than-temporary impairments, are included in net income from equity method investments. Equity method losses in excess of the Group's carrying amount of the investment in the enterprise are charged against other assets held by the Group related to the investee. Prior to January 1, 2002, the difference between the Group's cost and its proportional underlying equity in net assets of the investee at the date of investment ("equity method goodwill") was amortized on a straight-line basis against net income from equity method investments over a period not exceeding fifteen years. Effective January 1, 2002, equity method goodwill is no longer amortized and is instead subject to impairment reviews in conjunction with the reviews of the overall investment.

Investments held by designated investment companies that are consolidated are included in other investments, as they are primarily nonmarketable equity securities, and are carried at fair value with changes in fair value recorded in other revenues.

Other nonmarketable equity investments and investments in venture capital companies, in which the Group does not have a controlling financial interest or significant influence, are included in other investments and carried at historical cost, net of declines in fair value below cost that are deemed to be other than temporary. Gains and losses upon sale or impairment are included in other revenues.

Loans

Loans are carried at their outstanding unpaid principal balances net of charge-offs, unamortized premiums or discounts, and deferred fees and costs on originated loans. Interest revenues are accrued on the unpaid principal balance. Net deferred fees and premiums or discounts are recorded as an adjustment of the yield (interest revenues) over the contractual lives of the related loans. Loan commitment fees are recognized in fees for other customer services over the life of the commitment.

Loans are placed on nonaccrual status if either the loan has been in default as to payment of principal or interest for 90 days or more and the loan is neither well secured nor in the process of collection; or the loan is not yet 90 days past due, but in the judgment of management the accrual of interest should be ceased before 90 days because it is probable that all contractual payments of interest and principal will not be collected. When a loan is placed on nonaccrual status, any accrued but unpaid interest previously recorded is reversed against current period interest revenues. Cash receipts of interest on nonaccrual loans are recorded as either interest revenues or a reduction of principal according to management's judgment as to the collectability of principal. Accrual of interest is resumed only once the loan is current as to all contractual payments due and the loan is not impaired.

Leasing Transactions

Lease financing transactions, which include direct financing and leveraged leases, in which a Group entity is the lessor are classified as loans. Unearned income is amortized to interest revenues over the lease term using the interest method. Capital leases in which a Group entity is the lessee are capitalized as assets and reported in premises and equipment.

Allowances for Credit Losses

The allowances for credit losses represent management's estimate of probable losses that have occurred in the loan portfolio and other lending-related commitments as of the date of the consolidated financial statements. The allowance for loan losses is reported as a reduction of loans and the allowance for credit losses on lending-related commitments is reported in other liabilities.

To allow management to determine the appropriate level of the allowance for loan losses, all significant counterparty relationships are reviewed periodically, as are loans under special supervision, such as impaired loans. Smaller-balance standardized homogeneous loans are collectively evaluated for impairment. This review encompasses current information and events related to the counterparty, as well as industry, geographic, economic, political, and other environmental factors. This process results in an allowance for loan losses which consists of a specific loss component and an inherent loss component. Loans that are subject to the specific loss component are not evaluated under the inherent loss component.

The specific loss component represents the allowance for impaired loans. Impaired loans represent loans for which, based on current information and events, management believes it is probable that the Group will not be able to collect all principal and interest amounts due in accordance with the contractual terms of the loan agreement. The specific loss component of the allowance is measured by the excess of the recorded investment in the loan, including accrued interest, over either the present value of expected future cash flows, the fair value of the underlying collateral or the market price of the loan. Impaired loans are generally placed on nonaccrual status.

The inherent loss component is for all other loans not individually evaluated but that, on a portfolio basis, are believed to have some inherent loss which is probable of having occurred and is reasonably estimable. The inherent loss component consists of an allowance for country risk, an allowance for smaller-balance standardized homogeneous exposures and an other inherent loss component.
The country risk component is for loan exposures in countries where there are serious doubts about the ability of counterparties to comply with the repayment terms due to the economic or political situation prevailing in the respective country of domicile, that is, for transfer and currency convertibility risks.
The allowance for smaller-balance standardized homogeneous exposures is established for loans to individuals and small business customers of the private and retail business. These loans are evaluated for inherent loss on a collective basis, based on analyses of historical loss experience from each customer and product type according to criteria such as past due status and collateral recovery values.
The other inherent loss component represents an estimate of inherent losses resulting from the imprecisions and uncertainties in determining credit losses. Amounts determined to be uncollectable are charged to the allowance. Subsequent recoveries, if any, are credited to the allowance. The provision for loan losses, which is charged to income, is the amount necessary to adjust the allowance to the level determined through the process described above.
The allowance for credit losses on lending-related commitments, which is established through charges to other expenses, is determined using the same measurement techniques as the allowance for loan losses.

Loans Held for Sale

Loans held for sale are accounted for at the lower of cost or market on an individual basis and are reported as other assets. Origination fees and direct costs are deferred until the related loans are sold and are included in the determination of the gains or losses upon sale, which are reported in other revenues. Valuation adjustments related to loans held for sale are reported in other assets and other revenues, and are not included in the allowance for credit losses nor the provision for loan losses.

Asset Securitizations

When the Group transfers financial assets to securitization vehicles, it may retain one or more subordinated tranches, cash reserve accounts, or in some cases, servicing rights or interest-only strips, all of which are retained interests in the securitized assets. The amount of the gain or loss on transfers accounted for as sales depends in part on the previous carrying amounts of the financial assets involved in the transfer, allocated between the assets sold and the retained interests based on their relative fair values at the date of transfer. Retained interests other than servicing rights are classified as trading assets, securities available for sale or other assets depending on the nature of the retained interest and management intent. Servicing rights are classified in intangible assets, carried at the lower of the allocated basis or current fair value and amortized in proportion to and over the period of net servicing revenue.
To obtain fair values, quoted market prices are used if available. However, for securities representing retained interests from securitizations of financial assets, quotes are often not available, so the Group generally estimates fair value based on the present value of future expected cash flows using management's best estimates of the key assumptions (loan losses, prepayment speeds, forward yield curves, and discount rates) commensurate with the risks involved. Interest revenues on retained interests is recognized using the effective yield method.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is generally computed using the straight-line method over the estimated useful lives of the assets. The range of estimated useful lives is 25 to 50 years for premises and 3 to 10 years for furniture and equipment. Leasehold improvements are depreciated on a straight-line basis over the shorter of the term of the lease or the estimated useful life of the improvement, which generally ranges from 3 to 15 years. Depreciation of premises is included in net occupancy expense of premises, while depreciation of equipment is included in furniture and equipment expense and IT costs, as applicable. Maintenance and repairs are charged to expense and improvements are capitalized. Gains and losses on dispositions are reflected in other revenues.

Leased properties meeting certain criteria are capitalized as assets in premises and equipment and depreciated over the terms of the leases.

Eligible costs related to software developed or obtained for internal use are capitalized and depreciated using the straight-line method over a period of 3 to 5 years. Eligible costs include external direct costs for materials and services, as well as payroll and payroll-related costs for employees directly associated with an internal-use software project. Overhead, as well as costs incurred during planning or after the software is ready for use, is expensed as incurred.

Goodwill and Other Intangible Assets

As of January 1, 2002, goodwill, which represents the excess of the cost of an acquired entity over the fair value of net assets acquired at the date of acquisition, is no longer amortized and is tested for impairment annually, or more frequently if events or changes in circumstances, such as an adverse change in business climate, indicate that the goodwill may be impaired. Loan servicing rights are carried at the lower of the allocated basis or current fair value and amortized in proportion to and over the estimated period of net servicing revenue. Other intangible assets that have a finite useful life are amortized over a period of 3 to 15 years. In addition, other intangible assets acquired subsequent to January 1, 2002, that were determined to have an indefinite useful life, primarily investment management agreements related to retail mutual funds, are not amortized. These assets are tested for impairment and their useful lives are reaffirmed at least annually. Prior to January 1, 2002, goodwill and all other intangible assets were amortized over their estimated useful lives. Goodwill was amortized on a straight-line basis over a period not exceeding fifteen years.

Obligation to Purchase Common Shares

Forward purchases of equity shares of a consolidated Group company that require physical settlement are reported as obligation to purchase common shares. At inception the obligation is recorded at the fair value of the shares, which is equal to the present value of the settlement amount of the forward. For forward purchases of Deutsche Bank shares, a corresponding charge is made to shareholders' equity and reported as equity classified as obligation to purchase common shares. For forward purchases of minority interest shares, a corresponding reduction to other liabilities is made.

The liability is accounted for on an accrual basis if the purchase price is fixed, and interest costs on the liability are reported as interest expense. Deutsche Bank common shares subject to such contracts are not considered to be outstanding for purposes of earnings per share calculations. Upon settlement of such forward purchases the liability is extinguished whereas the charge to equity remains but is reclassified to common shares in treasury.

Prior to July 1, 2003, written put options on equity shares of a consolidated Group company that met certain settlement criteria were also reported as obligation to purchase common shares. Beginning July 1, 2003, such written put options are reported as derivatives.

Impairment

Securities available for sale, equity method and direct investments (including investments in venture capital companies and nonmarketable equity securities), and unguaranteed lease residuals are subject to impairment reviews. An impairment charge is recorded if a decline in fair value below the asset's amortized cost or carrying value, depending on the nature of the asset, is deemed to be other than temporary.

Other intangible assets with finite useful lives and premises and equipment are also subject to impairment reviews if a change in circumstances indicates that the carrying amount of an asset may not be recoverable. If estimated undiscounted cash flows relating to an asset held and used are less than its carrying amount, an impairment charge is recorded to the extent the fair value of the asset is less than its carrying amount. For an asset to be disposed of by sale, a loss is recorded based on the lower of the asset's carrying value or fair value less cost to sell. An asset to be disposed of other than by sale is considered held and used and accounted for as such until it is disposed of.

As of January 1, 2002, goodwill and other intangible assets which are not amortized are tested for impairment at least annually. Prior to January 1, 2002, goodwill was subject to an impairment review if a change in circumstances indicated that its carrying amount may not be recoverable.

Expense Recognition

Direct and incremental costs related to underwriting and advisory services and origination of loans are deferred and recognized together with the related revenue. Loan origination costs are netted against loan origination fees and are amortized to interest revenue over the contractual life of the related loans. Other operating costs, including advertising costs, are recognized as incurred.

Income Taxes

The Group recognizes the current and deferred tax consequences of all transactions that have been recognized in the consolidated financial statements using the provisions of the appropriate jurisdictions' tax laws. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, net operating loss carryforwards and tax credits. The amount of deferred tax assets is reduced by a valuation allowance, if necessary, to the amount that, based on available evidence, management believes will more likely than not be realized.
Deferred tax liabilities and assets are adjusted for the effect of changes in tax laws and rates in the period that includes the enactment date.

Share-Based Compensation

Effective January 1, 2003, the Group adopted the fair-value-based method prospectively for all employee awards granted, modified or settled after January 1, 2003. Under the fair-value-based method, compensation cost is measured at the grant date based on the fair value of the share-based award. The fair values of stock option awards are estimated using a Black-Scholes option pricing model. For share awards, the fair value is the quoted market price of the share reduced by the present value of the expected dividends that will not be received by the employee and adjusted for the effect, if any, of restrictions beyond the vesting date. Prior to January 1, 2003, the Group accounted for its share awards under the intrinsic-value-based method of accounting. Under this method, compensation expense is the excess, if any, of the quoted market price of the shares at grant date or other measurement date over the amount an employee must pay, if any, to acquire the shares.
The following table illustrates what the effect on net income and earnings per common share would have been if the Group had applied the fair value method to all share-based awards.

in € m.	**Dec 31, 2003**	Dec 31, 2002	Dec 31, 2001
Net income, as reported	**1,365**	397	167
Add: Share-based compensation expense included in reported net income, net of related tax effects	**433**	228	671
Deduct: Share-based compensation expense determined under fair value method for all awards, net of related tax effects	**(346)**	(478)	(875)
Pro forma net income (loss)	**1,452**	**147**	**(37)**
in €			
Earnings (loss) per share			
Basic – as reported	**2.44**	0.64	0.27
Basic – pro forma	**2.60**	0.24	(0.06)
Diluted – as reported	**2.31**	0.63	0.27
Diluted – pro forma	**2.46**	0.23	(0.06)

The Group records its obligations under outstanding deferred share awards and stock option awards in shareholders' equity as share awards – common shares issuable. The related deferred compensation is also included in shareholders' equity. These items are classified in shareholders' equity based on the Group's intent to settle these awards with its common shares. Compensation expense is recorded on a straight-line basis over the period in which employees perform services to which the awards relate. Compensation expense is reversed in the period an award is forfeited. Compensation expense for share-based awards payable in cash is remeasured based on the underlying share price changes and the related obligations are included in other liabilities until paid.
See Note [20] to the consolidated financial statements for additional information on specific award provisions and the fair values and significant assumptions used to estimate the fair values of options.

Comprehensive Income

Comprehensive income is defined as the change in equity of an entity excluding transactions with shareholders such as the issuance of common or preferred shares, payment of dividends and purchase of treasury shares. Comprehensive income has two major components: net income, as reported in the Consolidated Statement of Income, and other comprehensive income as reported in the Consolidated Statement of Comprehensive Income. Other comprehensive income includes such items as unrealized gains and losses from translating net investments in foreign operations net of related hedge effects, unrealized gains and losses from changes in fair value of securities available for sale, net of deferred income taxes and the related adjustments to insurance policyholder liabilities and deferred acquisition costs, minimum pension liability, and the effective portions of realized and unrealized gains and losses from derivatives used as cash flow hedges, less amounts reclassified to earnings in combination with the hedged items. Comprehensive income does not include changes in the fair value of nonmarketable equity securities, traditional credit products and other assets generally carried at cost.

Statement of Cash Flows

For purposes of the Consolidated Statement of Cash Flows, the Group's cash and cash equivalents are cash and due from banks.

Insurance Activities

Insurance Premiums – For the unit-linked business, insurance premiums consist of calculated charges for management services and mortality risk. Insurance premiums from long duration life and participating life insurance contracts are recorded when due from policyholders.

Deferred Acquisition Costs – Acquisition costs that vary with and are primarily related to the acquisition of new and renewed insurance contracts, principally commissions, certain underwriting and agency expenses and the costs of issuing policies, are deferred to the extent that they are recoverable from future earnings. Deferred acquisition costs for nonlife insurance business are amortized over the premium-paying period of the related policies. Deferred acquisition costs for life business are generally amortized over the life of the insurance contract or at a constant rate based upon the present value of estimated gross profits or estimated gross margins expected to be realized. Deferred acquisition costs are reported in other assets related to insurance business.

Unit-Linked Business – Reserves for unit-linked business represent funds, for which the investment risk is borne by, and the investment income and investment gains and losses accrue directly to, the contract holders. Reserves for unit-linked business are reported as insurance policy claims and reserves. The assets related to these accounts are legally segregated and are not subject to claims that arise out of any other business of the Group. The separate account assets are carried at fair value as other assets related to insurance business. Deposits received under unit-linked business have been reduced for amounts assessed for management services and risk premiums. Deposits, net investment income, realized and unrealized investment gains and losses for these accounts are excluded from revenues and related liability increases are excluded from expenses.

Other Insurance Policy Claims and Reserves – In addition to the reserve for unit-linked business, the liability for insurance policy claims and reserves includes benefit reserves and other insurance policy provisions and liabilities.
Benefit reserves for life insurance, annuities and health policies are computed based upon mortality, morbidity, persistency and interest rate assumptions applicable to these coverages, including provisions for adverse deviation. These assumptions consider Group experience and industry standards and may be revised if it is determined that future experience will differ substantially from those previously assumed.
Reserves for participating life insurance contracts include provisions for terminal dividends. Unrealized holding gains and losses from investments are included in benefit reserves to the extent that the policyholders will participate in such gains and losses once realized on the basis of statutory or contractual regulations. In determining insurance reserves, the Group performs a continuing review of its overall position, its reserving techniques and possible recoveries. Since the reserves are based on estimates, the ultimate liability may be more or less than carried reserves. The effects of changes in such estimated reserves are included in earnings in the period in which the estimates are changed. Other insurance provisions and liabilities primarily represent liabilities for self-insured risks.

[2] Cumulative Effect of Accounting Changes

SFAS 150

Effective July 1, 2003, the Group adopted SFAS No. 150, "Accounting for Certain Instruments with Characteristics of Both Liabilities and Equity" ("SFAS 150"). SFAS 150 requires that an entity classify as liabilities (or assets in some circumstances) certain financial instruments with characteristics of both liabilities and equity. SFAS 150 applies to certain freestanding financial instruments that embody an obligation for the entity and that may require the entity to issue shares, or redeem or repurchase its shares.
SFAS 150 changed the accounting for outstanding forward purchases of approximately 52 million Deutsche Bank common shares with a weighted-average strike price of € 56.17 which were entered into to satisfy obligations under employee share-based compensation awards. The Group recognized an after-tax gain of € 11 million, net of € 5 million tax expense, as a cumulative effect of a change in accounting principle as these contracts were adjusted to fair value upon adoption of SFAS 150. The contracts were then amended effective July 1, 2003, to allow for physical settlement only. This resulted in a charge to shareholders' equity of € 2.9 billion and the establishment of a corresponding liability classified as obligation to purchase common shares. Settlements of the forward contracts during the year have reduced the obligation to purchase common shares to € 2.3 billion as of December 31, 2003. Since July 1, 2003, the costs of these contracts have been recorded as interest expense instead of as a direct reduction of shareholders' equity.
The accounting for physically settled forward contracts reduces shareholders' equity, which effectively results in the shares being accounted for as if retired or in treasury even though the shares are still outstanding. As such, SFAS 150 also requires that the number of outstanding shares associated with physically settled forward purchase

contracts be removed from the denominator in computing basic and diluted earnings per share (EPS). The number of weighted average shares deemed no longer outstanding for EPS purposes for the year ended December 31, 2003, related to the forward purchase contracts described above is 23 million shares.

FIN 46

FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46") was issued in January 2003. FIN 46 requires a company to consolidate entities as the primary beneficiary if the equity investment at risk is not sufficient for the entity to finance its activities without additional subordinated financial support from other parties or if the equity investors lack essential characteristics of a controlling financial interest. Securitization vehicles that are qualifying special purpose entities are excluded from the new rule and remain unconsolidated.

The Interpretation was effective immediately for entities established after January 31, 2003, and for interests obtained in variable interest entities after that date. For variable interest entities created before February 1, 2003, FIN 46 was originally effective for the Group on July 1, 2003. In October 2003, the FASB deferred the effective date so that, for the Group, application could be deferred for some or all such variable interest entities until December 31, 2003, pending resolution of various matters and the issuance of clarifying guidance. At July 1, 2003, the Group elected not to apply FIN 46 to a limited number of variable interest entities created before February 1, 2003, which it believed might not require consolidation at December 31, 2003. The Group applied FIN 46 to substantially all other variable interest entities as of July 1, 2003. Consequently, the Group recorded a € 140 million gain as a cumulative effect of a change in accounting principle and total assets increased by € 18 billion. Effective December 31, 2003, the Group has fully adopted FIN 46. There was no significant effect from the application of FIN 46 to those variable interest entities for which adoption occurred after July 1, 2003.

The entities consolidated as a result of applying FIN 46 were primarily multi-seller commercial paper conduits that the Group administers in the Corporate and Investment Bank Group Division, and mutual funds offered by the Private Clients and Asset Management Group Division for which the Group guarantees the value of units investors purchase.

Upon adoption at July 1, 2003, € 12 billion of the increase in total assets was due to the consolidation of the multi-seller commercial paper conduits. Subsequently, certain of these conduits with total assets of € 4 billion were restructured and accordingly deconsolidated.

The beneficial interests of the investors in the guaranteed value mutual funds are reported as other liabilities and totaled € 15 billion at December 31, 2003. The assets of the funds consist primarily of trading assets in the amount of € 13 billion. The net revenues of these funds due to investors totaled € 115 million for the six months ended December 31, 2003. These net revenues of the funds consist of € 179 million of net interest revenues, negative trading revenues of € 20 million and € 44 million of expenses for fund administration. The obligation to pass the net revenues to the investors is recorded as an increase in the beneficial interest obligation in other liabilities and a corresponding charge to other revenues in the amount of € 115 million.

Certain entities were de-consolidated as a result of applying FIN 46, primarily investment vehicles and trusts associated with trust preferred securities that the Group sponsors where the investors bear the economic risks. The gain from the application of FIN 46 primarily represents the reversal of the impact on earnings of securities held by the investment vehicles that were de-consolidated.

SFAS 141 and 142

Effective January 1, 2002, the Group adopted SFAS No. 141, "Business Combinations" ("SFAS 141") and SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 141 requires that all business combinations initiated after June 30, 2001 be accounted for by the purchase method and eliminates the use of the pooling-of-interests method. Other provisions of SFAS 141 and SFAS 142 require that, as of January 1, 2002, goodwill no longer be amortized, reclassifications between goodwill and other intangible assets be made based upon certain criteria, and, once allocated to reporting units (the business segment level, or one level below), that tests for impairment of goodwill be performed at least annually. Upon adoption of the requirements of SFAS 142 as of January 1, 2002, the Group discontinued the amortization of goodwill with a net carrying amount of € 8.7 billion. Upon adoption, the Group recognized a € 37 million tax-free gain as a cumulative effect of a change in accounting principle from the write-off of negative goodwill and there were no reclassifications between goodwill and other intangible assets. SFAS 142 does not require retroactive restatement for all periods presented, however, pro forma information for 2001 is provided (see Note 12) and assumes that SFAS 142 was in effect as of January 1, 2001.

SFAS 133

Effective January 1, 2001, the Group adopted SFAS 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133, as amended, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires companies to recognize all derivatives within the scope of SFAS 133 on the balance sheet as assets or liabilities measured at fair value. The change in a derivative's fair value is recognized in current period earnings or shareholders' equity. Upon adoption of SFAS 133, the Group recorded a net transition expense of € 207 million, net of an income tax benefit of € 118 million, as a cumulative effect of a change in accounting principle. This amount was primarily due to the adjustment required to bring certain embedded derivatives to fair value and to adjust the carrying amount of the related host contracts (items in which the derivatives are embedded) at January 1, 2001, pursuant to the SFAS 133 transition provisions for embedded derivatives that must be accounted for separately. As permitted by SFAS 133, upon adoption the Group transferred debt securities with a fair value of € 22,101 million from securities available for sale to trading assets and recognized the related unrealized gains of € 150 million in earnings for the year ended December 31, 2001.

EITF 99-20

Effective April 1, 2001, the Group adopted EITF Issue No. 99-20 "Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets" ("EITF 99-20"). EITF 99-20 provides guidance regarding income recognition and determination of impairment on certain asset-backed securities held as investments, with particular impact on those investments held outside of trading accounts. The adoption of EITF 99-20 did not have a material impact on the Group's consolidated financial statements and did not result in a cumulative effect of a change in accounting principle.

[3] Acquisitions and Dispositions

For the years ended December 31, 2003 and 2002, gains (losses) on dispositions were € 513 million and € 755 million, respectively. The Group's significant acquisitions and dispositions for the years ended December 31, 2003 and 2002 are discussed below.

In July 2003 the Tele Columbus Group, a consolidated subsidiary in the Corporate Investments Group Division, was sold. In connection with the sale, the Group recognized a loss of € 115 million.

In March of 2003, the Group acquired the Swiss private bank Rued, Blass & Cie AG Bankgeschaeft. The acquisition resulted in the recording of goodwill and intangible assets of € 59 million and € 10 million, respectively.

In February 2003, the Group completed the sale of 80% of its late-stage private equity portfolio, which had been managed under the Corporate Investments Group Division. Prior to the sale, the private equity portfolio was written down to its fair value.

In January 2003, the Group completed the sale of most of its Passive Asset Management business to Northern Trust Corporation resulting in a gain of € 55 million.

In 2003, the Group recognized a gain of € 583 million related to the sale of its Global Securities Services business. In January 2003, the Group sold substantial parts of this business to State Street Corporation. The business units included in the sale were Global Custody, Global Funds Services (including Depotbank Services), and Agency Securities Lending. In addition, Domestic Custody and Securities Clearing in the U.S. and the United Kingdom were included. The completion of the sale of the Italian and Austrian parts of the business occurred in the third quarter of 2003 in a separate but related transaction.

In January 2003, part of the German commercial real estate financing activities were transferred to EUROHYPO AG. This increased the Group's share of EUROHYPO AG to 37.7%. EUROHYPO AG resulted from the merger in 2002 of the Group's former mortgage banking subsidiary "EUROHYPO AG Europäische Hypothekenbank der Deutschen Bank" with the mortgage banking subsidiaries of Dresdner Bank AG and Commerzbank AG. This transaction resulted in a deconsolidation from the Group's consolidated financial statements. Together with the related contribution of part of the Group's London-based real estate investment banking business to EUROHYPO AG, the Group recognized a net gain of € 438 million in 2002. After the merger, the Group's share in the combined entity was 34.6%. Since the merger in August 2002, the Group has accounted for this investment under the equity method.

In 2003, the Group recognized a loss of € 57 million related to the sale of most of the remaining assets of its commercial finance operation in North America. During 2001, the Group had committed to a plan to dispose of this operation and, therefore, the business was valued at the lower of carrying value or fair value less cost to sell, resulting in a € 80 million charge. During 2002, the commercial and consumer finance businesses of Deutsche Financial Services were sold resulting in an additional net loss of € 236 million.

In the second quarter of 2002, the Group purchased Zurich Scudder Investments, Inc., the Scudder asset management business. This transaction was treated as an exchange of the Group's German insurance holding company Versicherungsholding der Deutschen Bank Aktiengesellschaft (Deutscher Herold) and a net cash payment of approximately € 1.7 billion for Scudder. The purchase resulted in goodwill of approximately € 1.0 billion and indefinite useful life intangible assets of € 1.1 billion. In addition, Deutsche Bank sold insurance subsidiaries domiciled in Spain, Italy, and Portugal. These transactions resulted in gains of € 494 million in Private & Business Clients and € 8 million in Asset and Wealth Management.

In April 2002, the Group acquired RoPro U.S. Holding, Inc., which is the holding company for the U.S.-based real estate investment manager RREEF. The purchase price for this acquisition amounted to approximately U.S.$ 501 million. Goodwill amounted to U.S.$ 306 million.

The acquisitions and disposals that occurred in 2003 had no significant impact on the Group's total assets.

[4] Trading Assets and Trading Liabilities

The components of these accounts are as follows:

in € m.	**Dec 31, 2003**	Dec 31, 2002
Bonds and other fixed-income securities	**204,324**	175,042
Equity shares and other variable-yield securities	**66,306**	47,354
Positive market values from derivative financial instruments[1]	**65,460**	65,729
Other trading assets	**9,281**	6,554
Total trading assets	**345,371**	**294,679**
Bonds and other fixed-income securities	**66,685**	51,124
Equity shares and other variable-yield securities	**25,382**	17,987
Negative market values from derivative financial instruments[1]	**61,167**	62,101
Total trading liabilities	**153,234**	**131,212**

[1] Derivatives under master netting agreements are shown net.

[5] Securities Available for Sale

The fair value, amortized cost and gross unrealized holding gains and losses for the Group's securities available for sale follow:

				Dec 31, 2003
	Fair Value	Gross Unrealized Holding		Amortized Cost
in € m.		Gains	Losses	
Debt securities				
German government	2,802	52	(23)	2,773
U.S. Treasury and U.S. government agencies	150	–	(1)	151
U.S. local (municipal) governments	2	–	–	2
Other foreign governments	3,294	26	(105)	3,373
Corporates	5,646	173	(45)	5,518
Other asset-backed securities	1,679	–	–	1,679
Mortgage-backed securities, including obligations of U.S. federal agencies	2,708	1	–	2,707
Other debt securities	532	–	–	532
Total debt securities	16,813	252	(174)	16,735
Equity securities				
Equity shares	6,866	1,868	(8)	5,006
Investment certificates and mutual funds	951	29	(10)	932
Other equity securities	1	–	–	1
Total equity securities	7,818	1,897	(18)	5,939
Total securities available for sale	24,631	2,149	(192)	22,674

				Dec 31, 2002
	Fair Value	Gross Unrealized Holding		Amortized Cost
in € m.		Gains	Losses	
Debt securities				
German government	396	20	–	376
U.S. Treasury and U.S. government agencies	168	–	–	168
U.S. local (municipal) governments	2	–	–	2
Other foreign governments	2,893	39	(18)	2,872
Corporates	6,400	231	(47)	6,216
Other asset-backed securities	2,977	–	–	2,977
Mortgage-backed securities, including obligations of U.S. federal agencies	164	1	–	163
Other debt securities	652	1	(3)	654
Total debt securities	13,652	292	(68)	13,428
Equity securities				
Equity shares	6,441	757	(596)	6,280
Investment certificates and mutual funds	1,499	10	(55)	1,544
Other equity securities	27	16	–	11
Total equity securities	7,967	783	(651)	7,835
Total securities available for sale	21,619	1,075	(719)	21,263

in € m.	Fair Value	Gross Unrealized Holding		Dec 31, 2001 Amortized Cost
		Gains	Losses	
Debt securities				
German government	4,339	66	(9)	4,282
U.S. Treasury and U.S. government agencies	192	–	–	192
U.S. local (municipal) governments	50	–	–	50
Other foreign governments	14,676	229	(210)	14,657
Corporates	22,116	643	(193)	21,666
Other asset-backed securities	3,189	12	(2)	3,179
Mortgage-backed securities, including obligations of U.S. federal agencies	1,083	21	(1)	1,063
Other debt securities	1,857	55	(1)	1,803
Total debt securities	**47,502**	**1,026**	**(416)**	**46,892**
Equity securities				
Equity shares	22,600	10,022	(750)	13,328
Investment certificates and mutual funds	1,507	48	(13)	1,472
Other equity securities	57	36	–	21
Total equity securities	**24,164**	**10,106**	**(763)**	**14,821**
Total securities available for sale	**71,666**	**11,132**	**(1,179)**	**61,713**

At December 31, 2003, equity shares issued by DaimlerChrysler AG with a fair value of € 4.4 billion were the only securities of an individual issuer that exceeded 10% of the Group's total shareholders' equity.

The components of net gains on securities available for sale as reported in the Consolidated Statement of Income follow:

in € m.	**2003**	2002	2001
Debt securities – gross realized gains	**106**	149	405
Debt securities – gross realized losses[1]	**(35)**	(235)	(256)
Equity securities – gross realized gains	**488**	4,094	2,376
Equity securities – gross realized losses[2]	**(539)**	(485)	(1,009)
Total net gains on securities available for sale	**20**	3,523	1,516

[1] Includes € 7 million, € 156 million and € 27 million of write-downs for other-than-temporary impairment for the years ended December 31, 2003, 2002 and 2001, respectively.

[2] Includes € 479 million, € 152 million and € 401 million of write-downs for other-than-temporary impairment for the years ended December 31, 2003, 2002 and 2001, respectively.

On January 1, 2001, the Group transferred debt securities with a fair value of € 14.9 billion from trading assets to securities available for sale. There was no impact on earnings from this transfer which primarily involved securities issued by German and other foreign governments. Prior to 2001, these securities were risk-managed together with derivatives which were classified as trading mainly due to contemporaneous hedge documentation requirements that could not be fulfilled when initially adopting U.S. GAAP after the fact. Beginning 2001, these securities are hedged in accordance with the Group's management practices with derivatives that qualify for hedge accounting and were reclassified accordingly.

The following table shows the fair value, remaining maturities, approximate weighted-average yields (based on amortized cost) and total amortized cost by maturity distribution of the debt security components of the Group's securities available for sale at December 31, 2003:

	Up to one year		More than one year and up to five years		More than five years and up to ten years		More than ten years		Total	
in € m.	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	**Amount**	**Yield**
German government	–	–	190	3.16%	322	4.05%	2,290	5.97%	**2,802**	**5.56%**
U.S. Treasury and U.S. government agencies	130	1.75%	–	–	–	–	20	7.30%	**150**	**2.52%**
U.S. local (municipal) governments	2	1.91%	–	–	–	–	–	–	**2**	**1.91%**
Other foreign governments	1,580	2.87%	470	5.25%	360	4.02%	884	5.82%	**3,294**	**4.17%**
Corporates	661	2.84%	1,884	3.49%	908	3.85%	2,193	6.27%	**5,646**	**4.54%**
Other asset-backed securities	–	–	1,679	3.50%	–	–	–	–	**1,679**	**3.50%**
Mortgage-backed securities, principally obligations of U.S. federal agencies	629	5.30%	1	7.30%	–	–	2,078	5.68%	**2,708**	**5.59%**
Other debt securities	448	1.13%	74	4.46%	10	8.35%	–	–	**532**	**1.73%**
Total fair value	**3,450**	–	**4,298**	–	**1,600**	–	**7,465**	–	**16,813**	–
Total amortized cost	**3,394**	–	**4,263**	–	**1,617**	–	**7,461**	–	**16,735**	–

The following table shows the Group's gross unrealized losses on securities available for sale and the fair value of the related securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2003:

	Less than 12 months		12 months or longer		Total	
in € m.	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	**Fair Value**	**Unrealized Losses**
Debt securities						
German government	2,802	(23)	–	–	**2,802**	**(23)**
U.S. Treasury and U.S. government agencies	18	(1)	–	–	**18**	**(1)**
Other foreign governments	2,191	(105)	–	–	**2,191**	**(105)**
Corporates	1,614	(19)	715	(26)	**2,329**	**(45)**
Total debt securities	**6,625**	**(148)**	**715**	**(26)**	**7,340**	**(174)**
Equity securities						
Equity shares	9	(4)	96	(4)	**105**	**(8)**
Investment certificates and mutual funds	66	(1)	71	(9)	**137**	**(10)**
Total equity securities	**75**	**(5)**	**167**	**(13)**	**242**	**(18)**
Total temporarily impaired securities	**6,700**	**(153)**	**882**	**(39)**	**7,582**	**(192)**

The unrealized losses on investments in debt securities were primarily interest rate related. Since the Group has the intent and ability to hold these investments until a market price recovery or maturity, they are not considered other-than-temporarily impaired. The unrealized losses on investments in equity securities are attributable primarily to general market fluctuations rather than to specific adverse conditions. Based on this and our intent and ability to hold the securities until the market price recovers, these investments are not considered other-than-temporarily impaired.

[6] Other Investments

The following table summarizes the composition of other investments:

in € m.	**Dec 31, 2003**	Dec 31, 2002
Equity method investments	**6,001**	6,039
Investments held by designated investment companies	**181**	230
Other equity interests	**2,388**	4,499
Total other investments	**8,570**	10,768

Equity Method Investments

The Group's pro-rata share of the investees' income or loss determined on a U.S. GAAP basis was a profit of € 42 million and a loss of € 753 million for the years ended December 31, 2003 and 2002, respectively. In addition, write-offs for other-than-temporary impairments of € 617 million and € 305 million for the years ended December 31, 2003 and 2002, respectively, were included in net loss from equity method investments.

Loans to equity method investees, trading assets related to these investees as well as debt securities available for sale issued by these investees amounted to € 5,085 million and € 5,971 million at December 31, 2003 and 2002, respectively. At December 31, 2003, loans totaling € 115 million to three equity method investees were on nonaccrual status. At December 31, 2002, loans totaling € 117 million to two equity method investees were on nonaccrual status.

At December 31, 2003, the following investees were significant representing 75% of the carrying value of equity method investments:

Investment	Ownership
Atradius N.V., Amsterdam[1]	38.36%
Blackrock US Low Duration Bond Fund, Drinagh	21.40%
Cassa di Risparmio di Asti S.p.A., Asti	20.00%
Debra International Finance Coöperatieve U.A., Amsterdam	25.00%
Deutsche European Partners IV, London	24.46%
Deutsche Interhotel Holding GmbH & Co. KG, Berlin	45.51%
EUROHYPO AG, Frankfurt am Main	37.72%
Fondo Piramide Globale, Milan	39.88%
MidOcean Partners, LP, New York	20.00%
MLA Funding Limited, London[2]	94.34%
Santorini Investments Limited Partnership, Edinburgh[2]	51.00%

[1] Formerly, Gerling NCM Credit and Finance AG, Köln.
[2] The Group does not have a controlling financial interest in these investees.

The following table provides a summary of the aggregated statement of income (on a U.S. GAAP basis) of the Group's aforementioned significant investees (excluding EUROHYPO AG, which is considered on an individual basis below).

in € m.	2003	2002	2001
Interest revenues, and commissions and fees, net	137	125	105
Trading revenues, net	282	(493)	(4)
Gross profits on sales and net income from insurance business	82	32	77
Income from other investments and gains on securities available for sale, net	(126)	(6)	10
Other revenues	64	40	144
Total revenues	439	(302)	332
Provision for loan losses	8	7	8
Compensation and benefits	23	21	24
Other expenses	119	146	251
Total expenses	150	174	283
Income (loss) before income tax expense	289	(476)	49
Income tax expense	48	16	27
Net income (loss)	241	(492)	22

The following table provides a summary of the aggregated balance sheet (on a U.S. GAAP basis) of the Group's aforementioned significant investees (excluding EUROHYPO AG, which is considered on an individual basis below).

in € m.	Dec 31, 2003	Dec 31, 2002
Assets		
Cash, deposits with banks and receivables	1,847	2,632
Trading assets	380	463
Securities available for sale and other investments	2,792	1,706
Loans, net	4,022	951
Property, plant, equipment and inventories	822	754
Goodwill and other intangible assets	70	80
Other assets	274	1,069
Total assets	10,207	7,655
Liabilities and equity		
Notes payable to banks	528	581
Deposits received from customers	1,263	1,248
Long-term liabilities	2,487	1,148
Other liabilities and provisions	1,862	2,649
Minority interest	2	2
Capital and reserves	3,812	2,557
Accumulated other comprehensive income (loss)	12	(38)
Profit (loss) of the reporting period	241	(492)
Total liabilities and equity	10,207	7,655

EUROHYPO AG

The Group's equity method investment in EUROHYPO AG is considered to be significant on an individual basis. The following table provides a summary of EUROHYPO AG's consolidated statement of income according to German GAAP for the year ended December 31, 2002 and 2001. Financial statements are not yet publicly available for the year ended December 31, 2003. The merger took place in August 2002 but was effective January 1, 2002 for German GAAP purposes. Under German GAAP, the merger was accounted for similar to a pooling of interests. The year 2001 figures below represent twelve months of pro forma information as if the merger occurred on January 1, 2001.

in € m.	2002	2001
Net interest, commission and investment income	1,167	1,166
Other operating income	63	210
General administrative expenses	(399)	(419)
Write-downs, depreciation and value adjustments	(152)	(297)
Other expenses	(355)	(143)
Net income before tax	**324**	**517**
Income tax expense	30	–
Net income	**294**	**517**

The following table provides a summary of EUROHYPO AG's consolidated balance sheet according to German GAAP (2001 pro forma figures):

in € m.	Dec 31, 2002	Dec 31, 2001
Assets		
Claims on banks	21,812	31,578
Claims on customers	166,899	173,362
Bonds and other fixed-income securities	36,768	42,321
Other assets	2,988	3,466
Total assets	**228,467**	**250,727**
Liabilities and shareholders' equity		
Liabilities to banks	30,974	31,559
Liabilities to customers	41,485	43,578
Liabilities in certificate form	145,289	166,755
Provisions and other liabilities	5,953	4,404
Capital and reserves	4,766	4,431
Total liabilities and shareholders' equity	**228,467**	**250,727**

Investments Held by Designated Investment Companies

The underlying investment holdings of the Group's designated investment companies are carried at fair value, and totaled € 181 million and € 230 million at December 31, 2003 and 2002, respectively.

Other Equity Interests

Other equity interests totaling € 2.4 billion and € 4.5 billion at December 31, 2003 and 2002, respectively, include investments in which the Group does not have significant influence, including certain venture capital companies and nonmarketable equity securities. The decrease of € 2.1 billion during the year ended December 31, 2003 was primarily due to sales in the Group's private equity business. The write-offs for other-than-temporary impairments of these investments amounted to € 214 million, € 423 million and € 968 million for the years ended December 31, 2003, 2002 and 2001, respectively.

[7] Loans

The following table summarizes the composition of loans:

in € m.	Dec 31, 2003	Dec 31, 2002
German		
Banks and insurance	**3,861**	1,600
Manufacturing	**8,668**	9,388
Households (excluding mortgages)	**14,161**	13,768
Households – mortgages	**25,445**	25,226
Public sector	**1,388**	1,750
Wholesale and retail trade	**5,133**	4,549
Commercial real estate activities	**11,629**	15,841
Lease financing	**855**	416
Other	**12,736**	15,898
Total German	**83,876**	**88,436**
Non-German		
Banks and insurance	**6,660**	9,120
Manufacturing	**7,487**	13,157
Households (excluding mortgages)	**6,915**	6,937
Households-mortgages	**8,416**	7,276
Public sector	**921**	2,834
Wholesale and retail trade	**6,691**	9,918
Commercial real estate activities	**1,977**	2,519
Lease financing	**3,138**	3,905
Other	**22,327**	27,768
Total Non-German	**64,532**	**83,434**
Gross loans	**148,408**	**171,870**
Less: Unearned income	**181**	250
Less: Allowance for loan losses	**3,281**	4,317
Total loans, net	**144,946**	**167,303**

The "other" category included no single industry group with aggregate borrowings from the Group in excess of 10 percent of the total loan portfolio at December 31, 2003.

Certain related third parties have obtained loans from the Group on various occasions. All such loans have been made in the ordinary course of business and on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons. There were € 732 million and € 897 million of related party loans (excluding loans to equity method investees) outstanding at December 31, 2003 and 2002, respectively.

Nonaccrual loans as of December 31, 2003 and 2002 were € 6.0 billion and € 10.1 billion, respectively. Loans 90 days or more past due and still accruing interest totaled € 380 million and € 509 million as of December 31, 2003 and 2002, respectively.

Impaired Loans

This table sets forth information about the Group's impaired loans:

in € m.	**Dec 31, 2003**	Dec 31, 2002	Dec 31, 2001
Total impaired loans[1]	**5,255**	8,922	10,797
Allowance for impaired loans under SFAS 114[2]	**2,471**	3,144	3,720
Average balance of impaired loans during the year	**6,712**	9,710	10,363
Interest income recognized on impaired loans during the year	**70**	166	248

[1] Included in these amounts are € 4.1 billion, € 6.0 billion and € 8.2 billion as of December 31, 2003, 2002 and 2001, respectively, that require an allowance. The remaining impaired loans do not require an allowance because either the present value of expected future cash flows, the fair value of the underlying collateral or the market price of the loan exceeds the recorded investment in these loans.

[2] The allowance for impaired loans under SFAS 114 is included in the Group's allowance for loan losses.

[8] Allowances for Credit Losses

The allowances for credit losses consist of an allowance for loan losses and an allowance for credit losses on lending-related commitments.

The following table shows the activity in the Group's allowance for loan losses:

in € m.	**2003**	2002	2001
Balance, beginning of year	**4,317**	**5,585**	**6,745**
Provision for loan losses	**1,113**	2,091	1,024
Net charge-offs			
Charge-offs	**(1,894)**	(2,728)	(2,055)
Recoveries	**167**	112	67
Total net charge-offs	**(1,727)**	(2,616)	(1,988)
Allowance related to acquisitions/divestitures	**(105)**	(421)	(156)
Foreign currency translation	**(317)**	(322)	(40)
Balance, end of year	**3,281**	**4,317**	**5,585**

The following table shows the activity in the Group's allowance for credit losses on lending-related commitments:

in € m.	**2003**	2002	2001
Balance, beginning of year	**485**	**496**	**453**
Provision for credit losses	**(50)**	17	(30)
Net charge-offs	**–**	–	(22)
Allowance related to acquisitions/divestitures	**1**	(11)	(2)
Foreign currency translation	**(20)**	(17)	97
Balance, end of year	**416**	**485**	**496**

[9] Asset Securitizations and Variable Interest Entities

Asset Securitizations

The Group accounts for transfers of financial assets to securitization vehicles as sales when certain criteria are met, otherwise they are accounted for as secured borrowings. These securitization vehicles then pass-through the cash flows from the financial assets by primarily issuing debt instruments to third party investors. The third party investors and the securitization vehicles generally have no recourse to the Group's other assets in cases where the issuers of the financial assets fail to perform under the original terms of those assets. The Group may retain interests in the assets created in the securitization vehicles.

For the years ended December 31, 2003, 2002 and 2001, the Group recognized € 146 million, € 91 million and € 168 million, respectively, of gains on securitizations primarily related to residential and commercial mortgage loans.

The following table summarizes certain cash flows received from and paid to securitization vehicles during 2003, 2002 and 2001:

in € m.	Residential and Commercial Mortgage Loans			Commercial Loans, Excluding Mortgages		
	2003	2002	2001	**2003**	2002	2001
Proceeds from new securitizations	**5,414**	5,843	6,573	**–**	918	938
Proceeds from collections reinvested in new securitization receivables	**–**	–	–	**1,157**	12,177	18,520
Servicing fees received	**5**	14	15	**1**	44	85
Cash flows received on retained interests	**82**	28	56	**13**	101	177
Other cash flows received from (paid to) securitization vehicles	**–**	–	–	**–**	(42)	(16)

Prior to the year ended December 31, 2003, the Group had securitization activities related to marine and recreational vehicle loans. During 2002 and 2003, these commercial and consumer finance businesses were sold (see Note [3]).

At December 31, 2003, the weighted-average key assumptions used in determining the fair value of retained interests, including servicing rights, and the impact of adverse changes in those assumptions on carrying amount/fair value are as follows:

in € m. (except percentages)	Residential and Commercial Mortgage Loans	Commercial Loans, Excluding Mortgages
Carrying amount/fair value of retained interests	**776**	**123**
Prepayment speed (current assumed)	**33.48%**	**1.81%**
Impact on fair value of 10% adverse change	(10)	–
Impact on fair value of 20% adverse change	(17)	–
Default rate (current assumed)	**3.43%**	**0.30%**
Impact on fair value of 10% adverse change	(8)	–
Impact on fair value of 20% adverse change	(14)	(1)
Discount factor (current assumed)	**5.89%**	**8.35%**
Impact on fair value of 10% adverse change	(12)	(3)
Impact on fair value of 20% adverse change	(22)	(6)

These sensitivities are hypothetical and should be viewed with caution. As the figures indicate, changes in fair value based on a 10 percent variation in assumptions generally should not be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, in this table, the effect of a variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumptions; in reality, changes in one factor may result in changes in another (for example, increases in market interest rates may result in lower prepayments and increased credit losses), which might affect the sensitivities. The key assumptions used in measuring the initial retained interests resulting from securitizations completed in 2003 were not significantly different from the current assumptions in the above table.

In July 2003, the Group sold U.S.- and European-domiciled private equity investments with a carrying value of € 361 million as well as € 80 million in liquid investments to a securitization vehicle that was a qualifying special purpose entity. The securitization vehicle issued € 174 million of debt to unaffiliated third parties and the Group received cash proceeds of € 102 million and retained debt and equity interests initially valued at € 306 million. The Group recognized a € 7 million loss on the sale of assets to the securitization vehicle. During the year, the Group received € 2 million of cash flows from retained interests.

The initial valuation of the Group's retained interests and the valuation at December 31, 2003 were based on the fair values of the underlying investments in the securitization vehicle. For the initial valuation these fair values were provided by an independent third party. At December 31, 2003, these fair values were determined by the servicer of the securitization vehicle. The servicer is a Group related entity. In determining fair value, the servicer utilizes the valuations of the underlying investments as provided by the general partners of those respective investments. The value of securities and other financial instruments are provided by these general partners on a fair value basis of accounting. The servicer may rely upon any valuations provided to it by the general partners of the investments, but is not bound by such valuations. At December 31, 2003 the Group's retained interests were valued at € 303 million.

The private equity investments held by the securitization vehicles are subject to € 70 million funding commitments under their limited partnership agreements. These commitments are automatically funded by the securitization vehicle via the liquid investments. To hedge its interest rate and currency risk, the securitization vehicle entered into a total rate of return swap with the Group. The Group also provided a liquidity facility to meet € 168 million of servicing, administration, and interest expenses and € 8 million to meet any funding commitments.

The key assumptions used in measuring the initial retained interests resulting from securitizations completed in 2002 and 2001 were not significantly different from the key assumptions used in determining the fair value of retained interests, including servicing rights, at December 31, 2002 and 2001, respectively. The weighted-average assumptions used at December 31, 2002 and 2001 were as follows:

	Residential and Commercial Mortgage Loans[1]		Commercial Loans, Excluding Mortgages[2]	
	2002	2001	2002	2001
Prepayment speed	19.20%	12.00%	1.66%	26.28%
Default rate	1.02%	2.71%	0.19%	0.34%
Discount factor	11.25%	14.59%	8.19%	10.85%

[1] *Excluded from the weighted-average assumptions are retained interest for commercial mortgage interest-only bonds in the amount of € 67 million and € 146 million at* December 31, 2002 and 2001, respectively. These are short duration assets valued using conservative prepayment speeds by assuming all underlying loans within the securitized pool are paid off at the earliest possible point in time after the expiration of contractual limitations.

[2] At December 31, 2001, included in the weighted-average assumptions are seller's certificates in the amount of € 912 million, which represent a pro-rata share of undivided interests in a pool of loans sold into a Master Trust, which do not provide direct credit enhancement to the certificates sold to investors.

The following table presents information about securitized loans, including delinquencies (loans which are 90 days or more past due) and credit losses, net of recoveries, for the years ended December 31, 2003 and 2002, respectively:

in € m.	*Residential and Commercial Mortgage Loans*		*Commercial Loans, Excluding Mortgages*	
	2003	2002	**2003**	2002
Total principal amount of loans	**14,127**	12,409	**1,346**	1,266
Principal amount of loans 90 days or more past due	**228**	223	**33**	35
Net credit losses	**2**	24	**3**	3

The table excludes securitized loans that the Group continues to service but otherwise has no continuing involvement.

Variable Interest Entities

In the normal course of business, the Group becomes involved with variable interest entities primarily through the following types of transactions: asset securitizations, commercial paper programs, mutual funds, and commercial real estate leasing and closed-end funds. The Group's involvement includes transferring assets to the entities, entering into derivative contracts with them, providing credit enhancement and liquidity facilities, providing investment management and administrative services, and holding ownership or other investment interests in the entities.

The table below shows the aggregated assets (before consolidating eliminations) of variable interest entities consolidated as of December 31, 2003, by type of asset and entity:

in € m.	Commercial Paper Programs	Mutual Funds	Asset Securitization and Other	Commercial Real Estate Leasing Vehicles and Closed-End Funds
Assets				
Interest-earning deposits with banks	189	1,176	514	46
Trading assets	1,739	13,988	8,375	–
Securities available for sale	4,298	–	360	–
Loans, net	4,409	–	384	310
Other	30	230	219	552
Total	**10,665**	**15,394**	**9,852**	**908**

Substantially all of the consolidated assets of the variable interest entities act as collateral for related consolidated liabilities. The holders of these liabilities have no recourse to the Group, except to the extent the Group guarantees the value of the mutual fund units that investors purchase. The Group's liabilities to pay under these guarantees were not significant as of December 31, 2003. The mutual funds that the Group manages are investment vehicles that were established to provide returns to investors in the vehicles.

The commercial paper programs give clients access to liquidity in the commercial paper market. As an administrative agent for the commercial paper programs, the Group facilitates the sale of loans, other receivables, or securities from various third parties to a commercial paper entity, which then issue collateralized commercial paper to the market. The Group provides liquidity facilities to the commercial paper vehicles, but these facilities create only limited credit exposure since the Group is not required to provide funding if the assets of the vehicle are in default.

For the commercial real estate leasing vehicles and closed-end funds, third party investors essentially provide senior financing for the purchase of commercial real estate which is leased to other third parties. For asset securitization and other vehicles, the Group may retain a subordinated interest in the assets the Group securitizes or may purchase interest in the assets securitized by independent third parties.

As of December 31, 2003, the total assets and the Group's maximum exposure to loss as a result of its involvement with variable interest entities where the Group holds a significant variable interest, but does not consolidate, are as follows:

		Dec 31, 2003
in € m.	Total Assets	Maximum Exposure to Loss
Commercial paper programs	15,008	16,170
Commercial real estate leasing vehicles and closed-end funds	1,622	336
Asset securitization and other	1,248	116

The Group provides liquidity facilities and, to a lesser extent, guarantees to the commercial paper programs that it has a significant interest in. The Group's maximum exposure to loss from these programs is equivalent to the contract amount of its liquidity facilities since the Group cannot be obligated to fund the liquidity facilities and guarantees at the same time. The liquidity facilities create only limited credit exposure since the Group is not required to provide funding if the assets of the vehicle are in default.

For the commercial real estate leasing vehicles and closed-end funds, the Group's maximum exposure to loss results primarily from any subordinated financing or guarantees that are provided to these vehicles. For asset securitization and other vehicles, the Group's maximum exposure to loss results primarily from the risk associated with the Group's purchased and retained interests in the vehicles.

[10] Assets Pledged and Received as Collateral

The carrying value of the Group's assets pledged (primarily for borrowings, deposits, and securities loaned) as collateral where the secured party does not have the right by contract or custom to sell or repledge the Group's assets are as follows:

in € m.	**Dec 31, 2003**	Dec 31, 2002
Trading assets	**16,830**	26,266
Securities available for sale	**742**	445
Loans	**11,086**	12,275
Premises and equipment	**625**	586
Total	**29,283**	**39,572**

At December 31, 2003 and 2002, the Group has received collateral with a fair value of € 223 billion and € 253 billion, respectively, arising from securities purchased under reverse repurchase agreements, securities borrowed, derivatives transactions, customer margin loans and other transactions, which the Group as the secured party has the right to sell or repledge. At December 31, 2003 and 2002, € 115 billion and € 154 billion, respectively, related to collateral that the Group has received and sold or repledged primarily to cover short sales, securities loaned and securities sold under repurchase agreements. These amounts exclude the impact of netting.

[11] Premises and Equipment, Net

An analysis of premises and equipment, including assets under capital leases, follows:

in € m.	**Dec 31, 2003**	Dec 31, 2002
Land	**1,014**	1,483
Buildings	**4,058**	5,842
Leasehold improvements	**1,214**	1,510
Furniture and equipment	**2,495**	3,270
Purchased software	**440**	502
Self-developed software	**322**	796
Construction-in-progress	**151**	346
Total	**9,694**	**13,749**
Less: Accumulated depreciation	**3,908**	4,866
Premises and equipment, net[1]	**5,786**	**8,883**

[1] Amounts at December 31, 2003 and 2002 included € 1.9 billion and € 2.4 billion, respectively, of net book value of premises and equipment held for investment purposes.

The Group is lessee under lease agreements covering real property and equipment. The future minimum lease payments, excluding executory costs, required under the Group's capital leases at December 31, 2003, were as follows:

in € m.	
2004	150
2005	145
2006	175
2007	189
2008	266
2009 and later	1,238
Total future minimum lease payments	**2,163**
Less: Amount representing interest	771
Present value of minimum lease payments	**1,392**

At December 31, 2003, the total minimum sublease rentals to be received in the future under subleases are € 697 million. Contingent rental income incurred during the year ended December 31, 2003, was € 2 million.
The future minimum lease payments, excluding executory costs, required under the Group's operating leases at December 31, 2003, were as follows:

in € m.	
2004	481
2005	393
2006	332
2007	295
2008	264
2009 and later	1,074
Total future minimum lease payments	**2,839**
Less: Minimum sublease rentals	302
Net minimum lease payments	**2,537**

The following shows the net rental expense for all operating leases:

in € m.	**2003**	2002	2001
Gross rental expense	**760**	869	970
Less: Sublease rental income	**61**	97	79
Net rental expense	**699**	**772**	**891**

[12] Goodwill and Other Intangible Assets, Net

Goodwill impairment exists if the net book value of a reporting unit exceeds its estimated fair value. The Group's reporting units are generally consistent with the Group's business segment level, or one level below. The Group performs its annual impairment review during the fourth quarter of each year, beginning in the fourth quarter of 2002. There was no goodwill impairment in 2003 and 2002 resulting from the annual impairment review.
In 2003, a goodwill impairment loss of € 114 million related to the Private Equity reporting unit was recorded following decisions relating to the private equity fee-based business including the transfer of certain businesses to the Group's Asset and Wealth Management Corporate Division. The fair value of the business remaining in the Private Equity reporting unit was calculated using discounted cash flow models.

A goodwill impairment loss of € 62 million was recognized in the Private Equity reporting unit during 2002. A significant portion of the reporting unit was classified as held for sale during the fourth quarter of 2002 resulting in an impairment loss of the goodwill related to the remaining reporting unit.

Other Intangible Assets

An analysis of acquired other intangible assets follows:

in € m.	Dec 31, 2003 Gross Carrying Amount	Dec 31, 2003 Accumulated Amortization	Dec 31, 2003 Net Carrying Amount	Dec 31, 2002 Gross Carrying Amount	Dec 31, 2002 Accumulated Amortization	Dec 31, 2002 Net Carrying Amount
Amortized intangible assets						
Customer contracts	75	19	56	98	20	78
Investment management agreements	62	14	48	70	9	61
Other customer-related	48	15	33	57	14	43
Other	29	9	20	31	13	18
Total	**214**	**57**	**157**	**256**	**56**	**200**
Unamortized intangible assets						
Retail investment management agreements and other			925			1,111
Loan servicing rights			40			100
Total other intangible assets			**1,122**			**1,411**

For the years ended December 31, 2003 and 2002, the aggregate amortization expense for other intangible assets was € 22 million and € 26 million, respectively. The estimated aggregate amortization expense for each of the succeeding five fiscal years is approximately € 17 million per year.

For the year ended December 31, 2003, the Group acquired the following other intangible assets:

in € m.	Additions in current year	Weighted-Average Amortization Period
Amortized intangible assets		
Other customer-related	5	5 years
Other	10	10 years
Total	**15**	**8 years**
Total other intangible assets	**15**	

For the year ended December 31, 2002, the net carrying amount of other intangibles increased by € 1,205 million, mainly due to the acquisitions of Scudder and RREEF, which contributed € 1,161 million and € 82 million, respectively.

Goodwill

All goodwill has been allocated to reporting units. From the beginning of 2003, the Group revised its management reporting systems to reflect changes in the organizational structure of its divisions and to reflect changes in management responsibility for certain businesses as described in Note [28]. The prior period goodwill amounts have been restated to conform to the current year's presentation. The changes in the carrying amount of goodwill by segment for the years ended December 31, 2003 and 2002 are as follows:

in € m.	Corporate Banking & Securities	Global Transaction Banking	Asset and Wealth Management	Private & Business Clients	Corporate Investments	**Total**
Balance as of January 1, 2002	**4,350**	**725**	**2,184**	**247**	**1,235**	**8,741**
Purchase accounting adjustments	(6)	–	(27)	(3)	–	**(36)**
Goodwill acquired during the year	34	8	1,460	15	44	**1,561**
Impairment losses	–	–	–	–	(62)	**(62)**
Goodwill related to dispositions	(13)	–	–	(13)	(525)	**(551)**
Effects from exchange rate fluctuations	(634)	(98)	(452)	–	(97)	**(1,281)**
Balance as of December 31, 2002	**3,731**	**635**	**3,165**	**246**	**595**	**8,372**
Purchase accounting adjustments	–	–	14	–	–	**14**
Goodwill acquired during the year	2	1	112	4	–	**119**
Impairment losses	–	–	–	–	(114)	**(114)**
Goodwill related to dispositions	–	(133)	(51)	–	(382)	**(566)**
Effects from exchange rate fluctuations	(572)	(75)	(417)	(16)	(10)	**(1,090)**
Balance as of December 31, 2003	**3,161**	**428**	**2,823**	**234**	**89**	**6,735**

The additions to goodwill of € 119 million for the year ended December 31, 2003 are mainly due to the acquisition of Rued, Blass & Cie AG Bankgeschaeft, which contributed € 59 million.
The additions to goodwill of € 1,561 million for the year ended December 31, 2002 are mainly due to the acquisitions of Scudder and RREEF, which contributed € 1,024 million and € 344 million, respectively.

Goodwill and Other Intangible Assets-Adoption of SFAS 142

Prior to the adoption of SFAS 142, the Group amortized goodwill on a straight-line basis over a period not exceeding fifteen years. The historical results for 2001 do not reflect the provisions of SFAS 142. Had the Group adopted SFAS 142 in prior years, the historical net income and basic and diluted net income per common share would have been as follows:

in € m.	2001
Net Income	
Reported net income	167
Add back: goodwill amortization net of negative goodwill	784
Add back: equity method goodwill amortization	18
Add back: other intangible assets amortization	7
Adjusted net income	976

in €	2001
Basic earnings per share	
Income before cumulative effect of accounting changes, net of tax	0.60
Cumulative effect of accounting changes, net of tax	(0.33)
Reported net income	0.27
Add back: goodwill amortization net of negative goodwill	1.26
Add back: equity method goodwill amortization	0.03
Add back: other intangible assets amortization	0.01
Adjusted net income	1.57

in €	2001
Diluted earnings per share	
Income before cumulative effect of accounting changes, net of tax	0.60
Cumulative effect of accounting changes, net of tax	(0.33)
Reported net income	0.27
Add back: goodwill amortization net of negative goodwill	1.26
Add back: equity method goodwill amortization	0.03
Add back: other intangible assets amortization	0.01
Adjusted net income	1.57

[13] Assets Held for Sale

During 2003, the Group decided to sell subsidiaries and investments in the Corporate Investments, Global Transaction Banking, Private and Business Clients and Asset and Wealth Management segments. The net assets for these subsidiaries and investments were written down to the lower of their carrying value or fair value less cost to sell resulting in a loss of € 32 million.

During 2002, the Group decided to sell certain businesses in the Global Transaction Banking, Asset and Wealth Management and Corporate Investment segments. The net assets for these businesses, most of which are reported as other investments, were written down to the lower of their carrying value or fair value less cost to sell resulting in a loss of € 217 million for the year ended December 31, 2002.

[14] Deposits

The components of deposits are as follows:

in € m.	Dec 31, 2003	Dec 31, 2002
German offices		
Noninterest-bearing demand deposits	**22,371**	21,960
Interest-bearing deposits		
Demand deposits	**24,787**	28,635
Certificates of deposit	**665**	199
Savings deposits	**24,147**	24,419
Other time deposits	**33,194**	41,780
Total interest-bearing deposits	**82,793**	95,033
Total deposits in German offices	**105,164**	**116,993**
Non-German offices		
Noninterest-bearing demand deposits	**5,797**	8,598
Interest-bearing deposits		
Demand deposits	**57,463**	71,408
Certificates of deposit	**20,696**	25,027
Savings deposits	**6,419**	6,826
Other time deposits	**110,615**	98,773
Total interest-bearing deposits	**195,193**	202,034
Total deposits in non-German offices	**200,990**	**210,632**
Total deposits	**306,154**	**327,625**

The following table summarizes the maturities of time deposits with a remaining term of more than one year as of December 31, 2003:

By remaining maturities in € m.	Due in 2005	Due in 2006	Due in 2007	Due in 2008	Due after 2008
Certificates of deposits	2,386	96	133	306	865
Other time deposits	3,530	2,130	1,485	1,745	7,876

Related party deposits amounted to € 1,050 million and € 2,170 million at December 31, 2003 and 2002, respectively.

[15] Other Short-term Borrowings

Short-term borrowings are borrowed funds generally with an original maturity of one year or less. Components of other short-term borrowings include:

in € m.	Dec 31, 2003	Dec 31, 2002
Commercial paper	**13,150**	4,320
Other	**9,140**	7,253
Total	**22,290**	**11,573**

[16] Long-term Debt

The Group issues fixed and floating rate long-term debt denominated in various currencies, approximately half of which is denominated in euros.

The following table is a summary of the Group's long-term debt:

By remaining maturities in € m.	Due in 2004	Due in 2005	Due in 2006	Due in 2007	Due in 2008	Due after 2008	**December 31, 2003 Total**	December 31, 2002 Total
Senior debt								
Bonds and notes								
Fixed rate	7,073	5,586	4,708	4,761	2,574	22,662	**47,364**	52,613
Floating rate	7,370	5,018	4,422	5,274	4,556	10,577	**37,217**	42,046
Subordinated debt								
Bonds and notes[1]								
Fixed rate	791	165	1,016	507	306	7,594	**10,379**	7,190
Floating rate	228	56	–	508	97	1,631	**2,520**	2,206
Total	**15,462**	**10,825**	**10,146**	**11,050**	**7,533**	**42,464**	**97,480**	**104,055**

[1] Includes DM 1.4 billion in nominal amounts of bearer participatory certificates which matured on December 31, 2003. This certificate carries an annual dividend rate of 8.75%, and will be redeemed, subject to the stipulations on loss participation on June 30, 2004. The dividend has priority over the rights of shareholders to share in the Group profits.

Based solely on the contractual terms of the debt issues, the following table represents the range of interest rates payable on this debt for the periods specified:

	Dec 31, 2003	Dec 31, 2002
Senior debt		
Bonds and notes		
Fixed rate[1]	**0.00% – 31.63%**	0.04% – 16.00%
Floating rate[1]	**0.00% – 21.11%**	0.02% – 13.00%
Subordinated debt		
Bonds and notes		
Fixed rate	**0.81% – 10.50%**	1.71% – 10.50%
Floating rate	**0.74% – 8.00%**	0.27% – 8.00%

[1] The lower and higher end of the range of interest rates relate to some transactions where the contractual rates are shown excluding the effect of embedded derivatives.

Fixed rate debt outstanding at December 31, 2003 matures at various dates through 2051. The weighted-average interest rates on fixed rate debt at December 31, 2003 and 2002 were 5.23% and 4.68%, respectively. Floating rate debt outstanding at December 31, 2003 matures at various dates through 2050 excluding € 1,898 million with undefined maturities. The weighted-average interest rates on floating rate debt at December 31, 2003 and 2002 were 2.58% and 3.01%, respectively. The weighted-average interest rates for total long-term debt were 3.97% and 3.95% at December 31, 2003 and 2002, respectively.

The interest rates for the floating rate debt issues are generally based on LIBOR, although in certain instances they are subject to minimum interest rates as specified in the agreements governing the respective issues.

The Group enters into various transactions related to the debt it issues. This debt may be traded for market-making purposes or held for a period of time. Purchases of the debt are accounted for as extinguishments; however, the resulting net gains (losses) during 2003 and 2002 were insignificant.

[17] Trust Preferred Securities

The Group formed 15 statutory business trusts, including BT Capital Trust B and BT Preferred Capital Trust II, of which the Group owns all of the common securities. These trusts exist for the sole purpose of issuing cumulative and noncumulative trust preferred securities and investing the proceeds thereof in an equivalent amount of junior subordinated debentures or noncumulative preferred securities, respectively, issued by the Group. Prior to July 1, 2003, the Group consolidated these trusts. Effective July 1, 2003, the Group deconsolidated these trusts as a result of the application of FIN 46. Subsequent to the application of FIN 46, the junior subordinated debentures and noncumulative preferred securities issued by the Group to the trusts are included in long-term debt as of December 31, 2003.

The Group's trust preferred securities at December 31, 2002 totaled € 3.1 billion, comprised of € 1.0 billion cumulative trust preferred securities (net of deferred issuance costs and unamortized discount) and € 2.1 billion noncumulative trust preferred securities.

[18] Obligation to Purchase Common Shares

As of December 31, 2003, the obligation to purchase common shares amounted to € 2,310 million and represented forward purchase contracts covering approximately 44.3 million Deutsche Bank common shares with a weighted-average strike price of € 52.18 entered into to satisfy obligations under employee share-based compensation awards.

Contracts covering 3.1 million shares mature in less than one year. The remaining contracts covering 41.2 million shares have maturities between one and five years.

The Group entered into forward purchases and sold put options of Deutsche Bank common shares as part of a share buy-back program in 2002. During 2002, 900,000 shares were acquired via exercise of written put options and no written put options were outstanding at December 31, 2002. As of December 31, 2002, forward purchase of € 4.3 millions shares were outstanding. These forward purchase contracts were settled in April 2003 and the shares acquired were accounted for as treasury shares and then retired in May 2003.

[19] Mandatorily Redeemable Shares and Minority Interests in Limited Life Entities

Other liabilities included € 62 million, representing the settlement amount as of December 31, 2003 for minority interest in limited life subsidiaries and mutual funds. These entities have termination dates between 2023 and 2103.

Included in long-term debt and short-term borrowings are € 4,164 million related to mandatorily redeemable shares. The amount to be paid if settlement were at December 31, 2003 was € 4,167 million. These mandatorily redeemable shares are primarily due between 2004 and 2033. The majority of interest paid on the redeemable shares is at fixed rates between 2.95%–6.33% with the remainder paid at variable rates, which are based on LIBOR or the tax-adjusted US dollar swap rate.

[20] Common Shares and Share-Based Compensation Plans

Deutsche Bank's share capital consists of common shares issued in registered form without par value. Under German law, no par value shares are deemed to have a "nominal" value equal to the total amount of share capital divided by the number of shares. The Group's shares have a nominal value of € 2.56.
Common share activity was as follows:

Number of shares	2003	2002	2001
Common shares outstanding, beginning of year	**585,446,954**	**614,475,625**	**614,600,765**
Shares issued under employee benefit plans	**–**	285,800	5,054,400
Shares retired	**(40,000,000)**	–	–
Shares purchased for treasury	**(464,939,509)**	(474,184,113)	(447,045,982)
Shares sold or distributed from treasury	**484,569,718**	444,869,642	441,866,442
Common shares outstanding, end of year	**565,077,163**	**585,446,954**	**614,475,625**

Shares purchased for treasury consist of shares held for a period of time by the Group as well as any shares purchased with the intention of being resold in the short term. In addition, beginning in 2002, the Group launched share buy-back programs. Shares acquired under these programs are deemed to be retired or used for share-based compensation. The 2002 program was completed in April 2003 resulting in the retirement of 40 million shares. The second buy-back program started in September 2003. All such transactions were recorded in shareholders' equity and no revenue was recorded in connection with these activities.

Authorized and Conditional Capital

Deutsche Bank's share capital may be increased by issuing new shares for cash and in some circumstances for noncash consideration. At December 31, 2003, Deutsche Bank had authorized but unissued capital of € 686,000,000 which may be issued at various dates through April 30, 2008 as follows:

Authorized Capital	Authorized Capital excluding Shareholders' Pre-Emptive Rights	Expiration Date
€ 300,000,000	–	April 30, 2004
–	€ 30,000,000	May 31, 2005
€ 128,000,000[1]	–	April 30, 2006
€ 100,000,000	–	April 30, 2007
€ 128,000,000[1]	–	April 30, 2008

[1] *Capital increase may be effected for noncash contributions with the intent of acquiring a company or holdings in companies.*

Deutsche Bank also had conditional capital of € 226,173,391. Conditional capital includes various instruments that may potentially be converted into common shares. At December 31, 2003, € 80,000,000 of conditional capital was available for participatory certificates with warrants and/or convertible participatory certificates, bonds with warrants, and convertible bonds which may be issued in one or more issuances on or before April 30, 2004. In addition, € 51,200,000 was for option rights available for grant until May 10, 2003 and € 64,000,000 for option rights available for grant until May 20, 2005 under the DB Global Partnership Plan. Also, the Board of Managing Directors was authorized at the shareholders' meeting on May 17, 2001 to issue, with the consent of the Supervisory Board, up to 12,000,000 option rights on Deutsche Bank shares on or before December 31, 2003. For this purpose there was a conditional capital of € 30,973,391 of which € 9,292,250 was used under the DB Global Share Plan. These plans are described below.

Share-Based Compensation

Effective January 1, 2003, the Group adopted the fair-value-based method under SFAS 123 prospectively for all employee awards granted, modified or settled after January 1, 2003, excluding those related to the 2002 performance year. Prior to this the Group applied the intrinsic-value-based provisions of APB 25. Compensation expense for share-based awards is included in compensation and benefits on the Consolidated Statement of Income. See Note 1 for a discussion on the Group's accounting for share-based compensation.

In accordance with the requirements of SFAS 123, the pro forma disclosures relating to net income and earnings per common share as if the Group had always applied the fair-value-based method are provided in Note [1].

The Group's share-based compensation plans currently used for granting new awards are summarized in the table below. These plans, and those plans no longer used for granting new awards, are described in more detail in the text that follows:

Plan Name	Eligibility	Vesting Period*	Expense Treatment	Equity or Equity Units	Performance Options/ Partnership Appreciation Rights
Share-based Compensation Plans					
Restricted Equity Units	Select Executives	4.5 years	4	X	
DB Global Partnership Plan					
DB Equity Units					
as bonus grants	Select Executives	2 years	3	X	
as retention grants	Select Executives	3.5 years	4	X	
Performance Options	Select Executives[1]	4 years	3		X
Partnership Appreciation Rights	Select Executives[1]	4 years	3		X
DB Share Scheme					
as bonus grants	Select Employees	3 years	3	X	
as retention grants	Select Employees	3 years	4	X	
Employee Stock Purchase Plans					
DB Global Share Plan					
Share Purchases	All Employees[2]	None	2	X	
Performance Options	All Employees[2]	2 years	4		X

* Approximate period after which all portions of the award are no longer subject to the plan specific forfeiture provisions.

[1] Performance options and partnership appreciation rights are granted as a unit.

[2] Employees electing to purchase shares are granted performance options. German employees and retirees are eligible to purchase shares at a discount, which is recognized as part of compensation expense during the year the shares are purchased.

[3] The value is recognized during the applicable performance year as part of compensation expense.

[4] The value is recognized on a straight-line basis over the vesting period as part of compensation expense.

Share-Based Compensation Plans Currently Used For Granting New Awards

Restricted Equity Units. Under the Restricted Equity Units Plan, the Group grants various employees deferred share awards as retention incentive which provide the right to receive common shares of the Group at specified future dates. The expense related to Restricted Equity Units awarded is recognized on a straight-line basis over the vesting period, which is generally four to five years.

The Group also grants to the same group of employees exceptional awards as a component of the Restricted Equity Units as an additional retention incentive that is forfeited if the participant terminates employment for any reason prior to the end of the vesting period. Compensation expense for these awards is recognized on a straight-line basis over the vesting period.

DB Global Partnership Plan

DB Equity Units. DB Equity Units ("DB Equity Units") are deferred share awards, each of which entitles the holder to one of the Group's common shares approximately three and a half years from the date of the grant. DB Equity Units granted in relation to annual bonuses are forfeited if a participant terminates employment under certain circumstances within the first two years following the grant. Compensation expense for these awards is recognized in the applicable performance year as part of compensation earned for that year.

The Group also grants exceptional awards of DB Equity Units to a selected group of employees as retention incentive that is forfeited if the participant terminates employment for any reason prior to the end of an approximate three and a half year vesting period. Compensation expense for these awards is recognized on a straight-line basis over the vesting period.

Performance Options. Performance options ("Performance Options") are rights to purchase the Group's common shares. Performance Options are granted with an exercise price equal to 120% of the reference price. The reference price is set at the higher of the fair market value of the Group's common shares on the date of grant or an average of the fair market value of the Group's common shares for the ten trading days on the Frankfurt Stock Exchange up to and including the date of the grant.

Performance Options are subject to a minimum vesting period of two years. In general, one-third of the options will become exercisable at each of the second, third and fourth anniversaries of the grant date. However, if the Group's common shares trade at more than 130% of the reference price for 35 consecutive trading days, the Performance Options will become exercisable on the later of the end of the 35-day trading period or the second anniversary of the award date. This condition was fulfilled for the Performance Options granted in February 2003 and therefore, all these options will become exercisable in February 2005 rather than in three equal tranches.

Under certain circumstances, if a participant terminates employment prior to the vesting date, Performance Option awards will be forfeited. All options not previously exercised or forfeited expire on the sixth anniversary of the grant date.

Compensation expense for options awarded for the 2003 performance was recognized in 2003 in accordance with the fair-value based method. No compensation expense for options awarded for the 2002 and 2001 performance years was recognized in 2002 and 2001, as the market price of the shares on the date of grant did not exceed the exercise price.

Partnership Appreciation Rights. Partnership Appreciation Rights ("PARs") are rights to receive a cash award in an amount equal to 20% of the reference price for Performance Options described above. The vesting of PARs will occur at the same time and to the same extent as the vesting of Performance Options. PARs are automatically exercised at the same time and in the same proportion as the exercise of the Performance Options.

No compensation expense was recognized for the years ended December 31, 2003, 2002 and 2001 as the PARs represent a right to a cash award only with the exercise of Performance Options. This effectively reduces the exercise price of any Performance Option exercised to the reference price described above and is factored into the calculation of the fair value of the option.

DB Share Scheme. Under the DB Share Scheme, the Group grants various employees deferred share awards which provide the right to receive common shares of the Group at a specified future date. Compensation expense for awards granted in relation to annual bonuses is recognized in the applicable performance year as part of compensation earned for that year. Awards granted as retention incentive are expensed on a straight-line basis over the vesting period, which is generally three years.

DB Global Share Plan

Share Purchases. In 2003 and 2002, eligible employees could purchase up to 20 shares and eligible retirees could purchase up to 10 shares of the Group's common shares. German employees and retirees were eligible to purchase these shares at a discount. In 2001, eligible employees could purchase up to 60 shares at a discount and retirees in certain geographic regions were eligible to purchase up to 25 shares of the Group's common shares at a discount. The discount was linked to the Group's prior year's earnings. The participant is fully vested and receives all dividend rights for the shares purchased. At the date of purchase, the Group recognizes as compensation expense the difference between the quoted market price of a common share at that date and the price paid by the participant.

Performance Options. In 2003 and 2002, employee participants received for each common share purchased five options. In 2001, employee participants received for each common share purchased one option. Each option entitles the participant to purchase one of the Group's common shares. Options vest approximately two years after the date of grant and expire after six years. Options may be exercised at a strike price equal to 120% of the reference price. The reference price is set at the higher of the fair market value of the Group's common shares on the date of grant or an average of the fair market value of the Group's common shares for the ten trading days on the Frankfurt Stock Exchange up to and including the date of grant.

Generally, a participant must have been working for the Group for at least one year and have an active employment contract in order to participate. Options are forfeited upon termination of employment. Participants who retire or become permanently disabled prior to vesting may still exercise their rights during the exercise period.

Compensation expense for options awarded for the 2003 performance year is recognized over the vesting period in accordance with the fair-value-based method. No compensation expense was recognized for options awarded for the 2002 and 2001 performance years as the market price of the shares on the date of grant did not exceed the exercise price.

Share-Based Compensation Plans No Longer Used for Granting New Awards

Global Equity Plan. During 1998, 1999 and 2000, certain key employees of the Group participated in the Global Equity Plan ("GEP") and were eligible to purchase convertible bonds in 1,000 DM denominations at par. On October 16, 2001, the Board of Managing Directors gave approval to buy out the outstanding awards at a fixed price.

As of December 31, 2001, participants holding DM 55,429,000 (€ 28,340,398) bonds convertible into 11,085,800 shares accepted the offer and received cash payments totaling € 490,347,106. Compensation expense relating to participants who accepted the buy-out offer was fully accrued in 2001.

Compensation expense was recorded using variable plan accounting over the vesting period for awards to participants who did not accept the buy-out offer in 2001. In June 2003, the remaining bonds were redeemed at their nominal value since specific performance criteria for conversion were not met. The Group released € 3 million to earnings related to amounts previously accrued for the GEP Plan.

In addition, in connection with the buy-out offer in 2001, the Board authorized a special payment to 93 participants in 2003. These participants could not take part in the buy-out offer due to the conditions of the authorization in

2001. The cash payments, which totaled € 9 million in connection with these bonds, were not included in share-based compensation expense.

Stock Appreciation Rights Plans. The Group has stock appreciation rights plans ("SARs") which provide eligible employees of the Group the right to receive cash equal to the appreciation of the Group's common shares over an established strike price. The stock appreciation rights granted can be exercised approximately three years from the date of grant. Stock appreciation rights expire approximately six years from the date of grant.
Compensation expense on SARs, calculated as the excess of the current market price of the Group's common shares over the strike price, is recorded using variable plan accounting. The expense related to a portion of the awards is recognized in the performance year if it relates to annual bonuses earned as part of compensation, while remaining awards are expensed over the vesting periods.

db Share Plan. Prior to the adoption of the DB Global Share Plan, certain employees were eligible to purchase up to 60 shares of the Group's common shares at a discount under the db Share Plan. In addition, for each share purchased, employee participants received one option which entitled them to purchase one share. Options vested over a period of approximately three years beginning on the date of grant. Following the vesting period, options could be exercised if specific performance criteria were met. The exercise price was determined by applying a performance dependent discount to the average quoted price of a common share on the Frankfurt Stock Exchange on the five trading days before the exercise period started.
At the date of purchase of the common shares, the Group recognized as compensation expense the difference between the quoted market price of a common share at that date and the price paid by the participant. Compensation expense for the options was recognized using variable plan accounting over the vesting period, and based upon an estimated exercise price for the applicable three-year period and the current market price of the Group's common shares.
All remaining db Share Plan options expired unexercised in 2003 because the specific performance criteria were not met. In 2003, the Group released € 20 million to earnings related to amounts previously accrued for the options.

Other Plans. The Group has other local share-based compensation plans, none of which, individually or in the aggregate are material to the consolidated financial statements.

Compensation Expense

The Group recognized compensation expense related to its significant share-based compensation plans, described above, as follows:

in € m.	**2003**	2002	2001
DB Global Partnership[1]	**8**	4	19
DB Global Share Plan	**3**	3	4
DB Share Scheme/Restricted Equity Units	**773**	469	726
Global Equity Plan	**(3)**	(6)	302
Stock Appreciation Rights Plans[2]	**(13)**	35	93
db Share Plan	**(20)**	(45)	53
Total	**748**	**460**	**1,197**

[1] Compensation expense for the years ended December 31, 2003, 2002 and 2001 included € 5.9 million, € 3.9 million and € 19 million, respectively, related to DB Equity Units granted in February 2004, February 2003 and February 2002, respectively.

[2] For the years ended December 31, 2003, 2002 and 2001, net (gains) losses of € (13) million, € 226 million and € 27 million, respectively, from nontrading equity derivatives, used to offset fluctuations in employee share-based compensation expense, were included.

The following is a summary of the activity in the Group's current compensation plans involving share and option awards for the years ended December 31, 2003, 2002 and 2001 (amounts in thousands of shares, except exercise prices):

	DB Global Partnership			DB Global Share Plan		
	DB Equity Units[1]	Performance Options[2]	Weighted-average Exercise Price	Shares	Performance Options[3]	Weighted-average Exercise Price
Balance at December 31, 2000	–	–	–	–	–	–
Granted	–	–	–	–	176	€ 87.66
Issued	–	–	–	237	–	–
Forfeited	–	–	–	–	(1)	€ 87.66
Balance at December 31, 2001	–	–	–	**N/A**	**175**	**€ 87.66**
Granted	451	12,156	€ 89.96	–	2,082	€ 55.39
Issued	–	–	–	471	–	–
Forfeited	(43)	(392)	€ 89.96	–	(22)	€ 57.99
Balance at December 31, 2002	**408**	**11,764**	**€ 89.96**	**N/A**	**2,235**	**€ 57.90**
Granted	122	14,615	€ 47.53	–	1,691	€ 75.24
Issued	–	–	–	396	–	–
Forfeited	(3)	(490)	€ 58.58	–	(81)	€ 57.00
Balance at December 31, 2003	**527**	**25,889**	**€ 66.60**	**N/A**	**3,845**	**€ 65.54**
Weighted-average remaining contractual life at						
December 31, 2002		5 years			5 years 9 months	
December 31, 2003		4 years 8 months			5 years 4 months	

N/A Not applicable. Participant is fully vested for shares purchased under the DB Global Share Plan.

[1] The weighted-average grant-date fair value per share of deferred share awards granted in 2003 and 2002 was € 38.62 and € 74.96, respectively.

[2] The weighted average grant-date fair value per option, including the PAR, granted during 2003 and 2002 was € 11.97 and € 21.24, respectively. Performance Options and PARs granted in 2003 and 2002 related to the 2002 and 2001 performance year, respectively.

[3] The weighted-average grant-date fair value per option granted during 2003, 2002 and 2001 was € 9.71, € 12.35 and € 22.76, respectively.

There were no options exercisable under the DB Global Partnership Plan or the DB Global Share Plan at December 31, 2003.

In addition, approximately 101,000 DB Equity Units were granted in February 2004 related to the 2003 performance year and included in compensation expense for the year ended December 31, 2003. Approximately 25,000 DB Equity Units were granted as a retention incentive in February 2004 and not included in compensation expense for the year ended December 31, 20,03. The weighted-average grant date fair value per DB Equity Unit was € 58.11.

Approximately 115,000 Performance Options and PARs were granted in February 2004 related to the 2003 performance year and included in compensation expense for the year ended December 31, 2003. The weighted-average grant date fair value per option was € 13.02.

The following table details the distribution of options outstanding:

Range of Exercise Prices	Options Outstanding			Options Exercisable	
	Options Outstanding	Weighted-average Exercise Price[1]	Weighted-average Remaining Contractual Life (in Years)	Options Exercisable	Weighted-average Exercise Price
€ 40.00 – 59.99	16,238	€ 48.49	5.1	–	N/A
€ 60.00 – 79.99	1,691	€ 75.24	6.0	–	N/A
€ 80.00 – 99.99	11,805	€ 89.93	4.1	–	N/A

N/A Not applicable.

[1] The weighted-average exercise price does not include the effect of the PARs for the DB Global Partnership Plan.

The following is a summary of the activity in the Group's compensation plans involving share awards (DB Share Scheme and Restricted Equity Units) for the years ended December 31, 2003, 2002 and 2001 (amounts in thousands of shares) broken into two categories in accordance with the Group's expensing policy. Expense for bonus awards is recognized in the applicable performance year. Expense for retention awards is recognized over the vesting period:

in thousands of shares	Bonus Awards[1]	Retention Awards[2]	**Total**
Balance at December 31, 2000	**3,425**	**6,887**	**10,312**
Granted	6,607	9,495	**16,102**
Issued	(4,012)	(2,902)	**(6,914)**
Forfeited	(297)	(176)	**(473)**
Balance at December 31, 2001	**5,723**	**13,304**	**19,027**
Granted	6,386	12,148	**18,534**
Issued	(5,603)	(4,243)	**(9,846)**
Forfeited	(417)	(1,610)	**(2,027)**
Balance at December 31, 2002	**6,089**	**19,599**	**25,688**
Granted	1,036	26,823	**27,859**
Issued	(4,439)	(3,210)	**(7,649)**
Forfeited	(228)	(1,749)	**(1,977)**
Balance at December 31, 2003	**2,458**	**41,463**	**43,921**

[1] The weighted-average grant-date fair values per share of deferred share awards granted during 2003, 2002 and 2001 were € 39.61, € 74.96 and € 97.96, respectively.

[2] The weighted-average grant-date fair values per share of deferred share awards granted during 2003, 2002 and 2001 were € 34.62, € 72.56 and € 66.66, respectively. For the outstanding balance at year-end 2003, the weighted-average grant-date fair value per share was € 47.70 and approximately € 757 million were expensed by year-end 2003.

In addition to the amounts shown in the table above, the Group granted the following equity awards in February 2004:

(a) Approximately 2.1 million shares under the DB Share Scheme with a fair value of € 60.94 per share were awarded as a bonus for the 2003 performance year and included in compensation expense for the year ended December 31, 2003.

(b) Approximately 19 million shares under the DB Share Scheme and Restricted Equity Units with an average fair value of € 56.96 were awarded as retention awards.

The following is a summary of the Group's share-based compensation plans (for which there will be no future awards) for the years ended December 31, 2003, 2002 and 2001.

	Global Equity Plan	Stock Appreciation Rights Plans	db Share Plan	
in thousands of equivalent shares	Convertible Bonds[1]	SARs[2]	Shares	Options
Balance at December 31, 2000	**17,396**	**6,508**	**N/A**	**3,488**
Granted-original	–	16,510	–	–
Exchanged	–	(16,223)	–	–
Granted-new	–	10,328	–	–
Convertible bonds converted	(5,054)	–	–	–
Convertible bonds redeemed	(11,086)	–	–	–
Forfeited	(649)	(195)	–	(12)
Balance at December 31, 2001	**607**	**16,928**	**N/A**	**3,476**
Granted	–	3	–	–
Issued	–	(30)	–	(1,453)
Convertible bonds converted	(286)	–	–	–
Forfeited	(49)	(555)	–	(170)
Balance at December 31, 2002	**272**	**16,346**	**N/A**	**1,853**
Granted	–	–	–	–
Issued	–	–	–	–
Convertible bonds redeemed	(269)	–	–	–
Forfeited	(3)	(175)	–	(14)
Expired	–	–	–	(1,839)
Balance at December 31, 2003	**–**	**16,171**	**N/A**	**–**

N/A Not applicable. Participant was fully vested for shares purchased under the db Share Plan.

[1] Convertible bonds were included in long-term debt on the Consolidated Balance Sheet.

[2] SARs were granted at various strike prices. In October 2001, 16,223,276 SARs with a strike price of € 98 vesting in 2004 and expiring in 2007 were replaced by 10,328,417 rights at a strike price of € 67. The weighted-average strike price of the outstanding SARs at December 31, 2003 is € 68.71 with an average remaining life of three years.

Fair Value of Share Options Assumptions

The fair value of share options was estimated at the grant date using a Black-Scholes option pricing model. The information for 2003 is used in accounting for share options under the fair value based method which the Group adopted prospectively effective January 1, 2003. The information for 2002 and 2001 are used to calculate what the effect on net income and earnings per common share would have been if the Group had applied the fair value method as shown in Note [1].

The weighted-average fair value per option and the significant assumptions used to estimate the fair values of options were:

	Dec 31, 2003	Dec 31, 2002	Dec 31, 2001
Weighted-average fair value per option	**€ 9.92**	€ 12.03	€ 21.29
Risk free interest rate	**3.52%**	3.45%	5.03%
Expected lives (in years)	**4.0**	4.4	4.5
Dividend yield	**1.97%**	3.22%	1.55%
Volatility	**26.65%**	43.2%	32.57%

[21] Asset Restrictions and Dividends

Since January 1, 1999, when stage three of the European Economic and Monetary Union was implemented, the European Central Bank has had responsibility for monetary policy and control in all the member countries of the European Monetary Union, including Germany.

The European Central Bank sets minimum reserve requirements for institutions that engage in the customer deposit and lending business. These minimum reserves must equal a certain percentage of the institutions' liabilities resulting from certain deposits, and the issuance of bonds and money market instruments. Liabilities to European Monetary Union national central banks and to other European Monetary Union banking institutions that are themselves subject to the minimum reserve requirements are not included in this calculation. Since January 1, 1999, the European Central Bank has set the minimum reserve rate at 2%. For deposits with a term to maturity or a notice period of more than two years, bonds with a term to maturity of more than two years and repurchase transactions, the minimum reserve rate has been set at 0%. Each institution is required to deposit its minimum reserve with the national central bank of its home country.

Cash and due from banks includes reserve balances that the Group is required to maintain with certain central banks. These required reserves were € 451 million and € 450 million at December 31, 2003 and 2002, respectively.

Under Deutsche Bank's Articles of Association and German law, dividends are based on the results of Deutsche Bank AG as prepared in accordance with German accounting rules. The Board of Managing Directors, which prepares the annual financial statements of Deutsche Bank AG on an unconsolidated basis, and the Supervisory Board, which reviews them, first allocate part of Deutsche Bank's annual surplus (if any) to the statutory reserves and to any losses carried forward, as it is legally required to do. Then they allocate the remainder between profit reserves (or retained earnings) and balance sheet profit (or distributable profit). They may allocate up to one-half of this remainder to profit reserves, and must allocate at least one-half to balance sheet profit. The Group then distributes the full amount of the balance sheet profit of Deutsche Bank AG if the shareholders' meeting resolves so.

Certain other subsidiaries are subject to various regulatory and other restrictions that may limit cash dividends and certain advances to Deutsche Bank.

[22] Regulatory Capital

The regulatory capital adequacy guidelines applicable to the Group are set forth by the Basel Committee on Banking Supervision, the secretariat of which is provided by the Bank for International Settlements ("BIS") and by European Council directives, as implemented into German law. The German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht), in cooperation with the Deutsche Bundesbank supervises our compliance with such guidelines. Effective December 31, 2001, the German Federal Financial Supervisory Authority permitted the Group to calculate its BIS capital adequacy ratios on the basis of financial statements prepared in accordance with U.S. GAAP.

The BIS capital ratio is the principal measure of capital adequacy for international banks. This ratio compares a bank's regulatory capital with its counterparty risks and market price risks (which the Group refers to collectively as the "risk position"). Counterparty risk is measured for asset and off-balance sheet exposures according to broad categories of relative credit risk. The Group's market risk component is a multiple of its value-at-risk figure, which is calculated for regulatory purposes based on the Group's internal models. These models were approved by the German Federal Financial Supervisory Authority for use in determining the Group's market risk equivalent component of its risk position. A bank's regulatory capital is divided into three tiers (core or Tier I capital, supplementary or Tier II capital, and Tier III capital). Core or Tier I capital consists primarily of share capital, additional paid-in capital, retained earnings and hybrid capital components, such as noncumulative trust preferred securities and equity contributed on silent partnership interests (stille Beteiligungen), less intangible assets (principally goodwill) and the impact from the tax law changes (as described below). Supplementary or Tier II capital consists primarily of profit participation rights (Genussrechte), cumulative trust preferred securities, long-term subordinated debt, unrealized gains on listed securities and other inherent loss allowance. Tier III capital consists mainly of certain short-term subordinated liabilities and it may only cover market price risk. Banks may also use Tier I and Tier II capital that is in excess of the minimum required to cover counterparty risk (excess Tier I and Tier II capital) in order to cover market price risk. The minimum BIS total capital ratio (Tier I + Tier II + Tier III) is 8% of the risk position. The minimum BIS core capital ratio (Tier I) is 4% of the risk-weighted positions and 2.29% of the market risk equivalent. The minimum core capital ratio for the total risk position therefore depends on the weighted-average of risk-weighted positions and market risk equivalent. Under BIS guidelines, the amount of subordinated debt that may be included as Tier II capital is limited to 50% of Tier I capital. Total Tier II capital is limited to 100% of Tier I capital. Tier III capital is limited to 250% of the Tier I capital not required to cover counterparty risk.

The effect of the 1999/2000 German Tax Reform Legislation on securities available for sale is treated differently for the regulatory capital calculation and financial accounting. For financial accounting purposes, deferred tax provisions for unrealized gains on securities available for sale are recorded directly to other comprehensive income whereas the adjustment to the related deferred tax liabilities for a change in expected effective income tax rates is recorded as an adjustment of income tax expense in current period earnings. The positive impact from the above on retained earnings of the Group from the two important German tax law changes in 1999 and 2000 amounts to approximately € 2.8 billion and € 3.0 billion as of December 31, 2003 and 2002, respectively. For the purpose of calculating the regulatory capital, gross unrealized gains on securities available for sale are excluded from Tier I capital. The adjustment relates to accumulated other comprehensive income (€ (0.9) billion in 2003 and € (2.9) billion in 2002) and the release of deferred tax provisions (€ 2.8 billion in 2003 and € 3.0 billion in 2002) included in retained earnings.

in € m. (except percentages)	Dec 31, 2003	Dec 31, 2002
Risk-weighted positions	**206,142**	231,262
Market risk equivalent[1]	**9,530**	6,217
Risk position	**215,672**	**237,479**
Core capital (Tier I)	**21,618**	22,742
Supplementary capital (Tier II)	**8,253**	7,120
Available Tier III capital	**–**	–
Total regulatory capital	**29,871**	**29,862**
Core capital ratio (Tier I)	**10.0%**	9.6%
Capital ratio (Tier I + II + III)	**13.9%**	12.6%

[1] A multiple of our value-at-risk, calculated with a probability level of 99% and a ten-day holding period.

In 2003, our risk position decreased by € 21.8 billion to € 215.7 billion on December 31, 2003. The decrease was driven by several factors, mainly the Euro appreciation and reductions in participating interests and tangible assets.
BIS rules and the German Banking Act require us to cover our market price risk as of December 31, 2003, with slightly over € 762 million of regulatory capital (Tier I + II + III). We met this requirement entirely with Tier I and Tier II capital.
Our U.S. GAAP-based total regulatory capital was € 29.9 billion on December 31, 2003, and our core capital (Tier I) was € 21.6 billion, compared to € 29.9 billion and € 22.7 billion on December 31, 2002. Our supplementary capital (Tier II) of € 8.3 billion on December 31, 2003, amounted to 38% of our core capital.
Our capital ratio was 13.9% on December 31, 2003, significantly higher than the 8% minimum required by the BIS guidelines. Our core capital ratio was 10.0% in relation to the total risk position (including market risk equivalent).
Failure to meet minimum capital requirements can initiate certain mandates, and possibly additional discretionary actions by the German Federal Financial Supervisory Authority and other regulators that, if undertaken, could have a direct material effect on the consolidated financial statements of the Group.

The components of core and supplementary capital for the Group of companies consolidated for regulatory purposes are as follows at December 31, 2003, according to BIS:

in € m.			Dec 31, 2003
Common shares	1,490	Unrealized gains on listed securities (45% eligible)	830
Additional paid-in capital	11,147	Other inherent loss allowance	503
Retained earnings, consolidated profit, treasury shares, cumulative translation adjustments, stock awards	16,459	Cumulative preferred securities	831
Minority interests	347	Subordinated liabilities, if eligible according to BIS	6,089
Noncumulative trust preferred securities	3,287		
Other (equity contributed on silent partnership interests)	572		
Items deducted (principally goodwill and tax effect of available for sale securities)	(11,684)		
Core capital	**21,618**	**Supplementary capital**	**8,253**

The group of companies consolidated for regulatory purposes includes all subsidiaries in the meaning of the German Banking Act, which are classified as credit institutions, financial services institutions and financial enterprises or bank services enterprises. It does not include insurance companies, fund management companies or companies outside the finance sector.

[23] Interest Revenues and Interest Expense

The following are the components of interest revenues and interest expense:

in € m.	2003	2002	2001
Interest revenues			
Interest-earning deposits with banks	**902**	1,469	2,912
Central bank funds sold and securities purchased under resale agreements	**4,857**	6,579	8,226
Securities borrowed	**1,429**	2,809	5,327
Interest income on securities available for sale and other investments	**588**	1,257	2,682
Dividend income on securities available for sale and other investments	**386**	385	1,029
Loans	**7,649**	11,741	17,619
Trading assets	**11,286**	11,248	15,163
Other	**486**	293	681
Total interest revenues	**27,583**	**35,781**	**53,639**
Interest expense			
Interest-bearing deposits			
Domestic	**1,918**	2,662	3,169
Foreign	**4,662**	6,657	12,555
Trading liabilities	**5,667**	4,410	5,723
Central bank funds purchased and securities sold under repurchase agreements	**4,595**	7,049	10,829
Securities loaned	**430**	580	1,902
Other short-term borrowings	**598**	705	1,636
Long-term debt	**3,766**	6,362	8,918
Trust preferred securities	**100**	170	287
Total interest expense	**21,736**	**28,595**	**45,019**
Net interest revenues	**5,847**	**7,186**	**8,620**

[24] Insurance Business

The following are the components of other assets related to insurance business:

in € m.	Dec 31, 2003	Dec 31, 2002
Investment under unit-linked business	**7,967**	7,514
Deferred acquisition costs	**21**	17
Other	**261**	266
Total other assets related to insurance business	**8,249**	**7,797**

All other assets of the Group's insurance business, primarily securities available for sale, are included in the respective line item on the Consolidated Balance Sheet.

The following are the components of insurance policy claims and reserves:

in € m.	**Dec 31, 2003**	Dec 31, 2002
Benefit reserves	**437**	418
Reserve for unit-linked business	**7,967**	7,514
Other insurance provisions and liabilities	**667**	625
Total insurance policy claims and reserves	**9,071**	**8,557**

[25] Pension and Other Employee Benefit Plans

The Group provides retirement arrangements covering the majority of subsidiaries and employees working in Germany, the United Kingdom, the United States, Spain, Italy, Belgium, France, the Netherlands and Asia. The majority of beneficiaries of the retirement arrangements are principally located in Germany. The value of a participant's accrued benefit is based primarily on each employee's salary and length of service.

Plans in Germany, the United Kingdom, the United States, Belgium, France, the Netherlands and Asia are generally funded, while the Spanish and Italian plans are unfunded.

During 2003, the Group contributed € 170 million to its qualified U.K. pension plans and € 196 million to its qualified German pension schemes, € 136 million and € 76 million of which were discretionary contributions, respectively. In December 2002, the Group began funding the majority of its pension plans in Germany and contributed € 3.9 billion to a segregated pension trust relating to an accumulated benefit obligation totaling € 3.5 billion. In addition, during 2002, the Group contributed to its qualified U.S. and U.K. pension plans approximately € 115 million and € 300 million, respectively.

The Group also sponsors a number of defined contribution plans covering employees of certain subsidiaries. The assets of all the Group's defined contribution plans are held in independently administered funds. Contributions are generally determined as a percentage of salary.

In addition, the Group's affiliates offer unfunded contributory defined benefit postretirement health care plans to a number of retired employees who are located in the United States and the United Kingdom. These plans pay stated percentages of eligible medical and dental expenses of retirees after a stated deductible has been met. The Group funds these plans on a cash basis as benefits are due.

The Group uses an measurement date of September 30 for plans in the United Kingdom, the United States and Japan. All other plans have a December 31 measurement date. All plans are valued using the projected unit credit method. The recognition of actuarial gains and losses is applied by using the 10% "corridor" approach.

The following tables provide a reconciliation of the changes in the Group's plans' benefit obligations and fair value of assets over the two-year period ended December 31, 2003 and a statement of the funded status as of December 31 for each year:

in € m.	Pension Benefits 2003	2002	Postretirement Benefits 2003	2002
Change in benefit obligation				
Benefit obligation at beginning of year	**6,653**	6,772	**160**	151
Service cost	**279**	323	**8**	4
Interest cost	**375**	384	**9**	8
Plan amendments	**4**	11	**3**	20
Acquisitions/divestitures	**(2)**	(55)	**–**	5
Actuarial loss (gain)	**247**	(194)	**11**	5
Benefits paid	**(319)**	(282)	**(12)**	(12)
Curtailment/settlement	**(46)**	4	**(2)**	–
Foreign currency exchange rate changes	**(271)**	(310)	**(29)**	(21)
Benefit obligation at end of year	**6,920**	**6,653**	**148**	**160**
Change in plan assets				
Fair value of plan assets at beginning of year	**6,296**	2,369	**–**	–
Actual return on plan assets	**546**	(289)	**–**	–
Employer contributions[1]	**560**	4,493	**11**	12
Benefits paid	**(295)**	(103)	**(11)**	(13)
Curtailment/settlement	**(30)**	67	**–**	1
Foreign currency exchange rate changes	**(276)**	(241)	**–**	–
Fair value of plan assets at end of year	**6,801**	**6,296**	**–**	**–**
Funded status	**(119)**	**(357)**	**(148)**	**(160)**
Unrecognized net actuarial loss (gain)	**838**	893	**14**	(13)
Unrecognized prior service cost (benefit)	**9**	(1)	**10**	15
Unrecognized transition obligation (assets)	**14**	1	**–**	–
Net amount recognized at end of year	**742**	**536**	**(124)**	**(158)**

[1] Amount for 2003 includes € 170 million and € 196 million contributed to the Group's U.K. and German pension plans, respectively. Amount for 2002 includes € 3.9 billion, € 300 million and € 115 million contributed to the Group's German, U.K. and U.S. pension plans, respectively.

The following amounts were recognized in the consolidated balance sheet:

in € m.	Pension Benefits 2003	2002	Postretirement Benefits 2003	2002
Prepaid pension costs	**1,001**	951	**–**	–
Accrued benefit costs	**(259)**	(415)	**(124)**	(158)
Accumulated other comprehensive income	**–**	(8)	**–**	–
Net amount recognized	**742**	**528**	**(124)**	**(158)**

The accumulated benefit obligation for all defined benefit pension plans was € 6.4 billion and € 6.0 billion at December 31, 2003 and 2002, respectively.

The following table shows the information for defined benefit pension plans with an accumulated benefit obligation in excess of the fair value of plan assets:

in € m.	**Dec 31, 2003**	Dec 31, 2002
Projected benefit obligation	**374**	1,454
Accumulated benefit obligation	**329**	1,367
Fair value of plan assets	**103**	1,084

The Group's pension plan weighted – average asset allocations at December 31, 2003 and 2002, by asset category are as follows:

	Target Allocation	Percentage of Plan Assets	
	Dec 31, 2004	**Dec 31, 2003**	Dec 31, 2002
Asset Category			
Equity securities	20%	**27%**	25%
Debt securities	75%	**65%**	61%
Real estate and other	5%	**8%**	14%
Total	**100%**	**100%**	**100%**

The Group's pension plan investment strategy is to match the maturity profiles of the assets and liabilities in order to reduce the future volatility of pension expense and funding status of the plans. This involves the rebalancing of the investment portfolios to reduce the exposure to equity securities as well as increase the amount and duration of the fixed income portfolio. In the last quarter of 2003, the average equity share of the portfolios was reduced from 35% to below 30% and a further reduction to 20% is targeted by April, 2004. The lengthening of the average duration of the fixed income portfolio is expected to be achieved by December 2004. Implementation of the investment strategy may be limited by the regulatory and legal framework applicable to the particular pension plans. The asset allocation of each of the Group's pension plans is reviewed regularly.

The Group expects to contribute approximately € 250 million to its pension plans in 2004, representing expected service costs in 2004.

Benefits expense for the years ended December 31, 2003, 2002 and 2001, included the following components:

	Pension Benefits			Postretirement Benefits		
in € m.	**2003**	2002	2001	**2003**	2002	2001
Service cost	**279**	323	309	**8**	4	4
Interest cost	**375**	384	367	**9**	8	10
Expected return on plan assets	**(409)**	(175)	(197)	**–**	–	–
Actuarial loss (gain) recognized	**66**	39	1	**–**	–	(1)
Settlement/curtailment	**(7)**	4	4	**–**	–	–
Amortization of unrecognized transition obligation (asset)	**(9)**	(10)	(10)	**–**	–	–
Total defined benefit plans	**295**	**565**	**474**	**17**	**12**	**13**
Defined contribution plans	**167**	228	175	**–**	–	–
Net periodic benefit expense	**462**	**793**	**649**	**17**	**12**	**13**

The following actuarial assumptions were calculated on a weighted-average basis and reflect the local economic conditions for each country's respective defined benefit and postretirement benefit plans:

	Pension Benefits			Postretirement Benefits[1]		
	2003	2002	2001	**2003**	2002	2001
Discount rate in determining expense	**5.4%**	5.7%	6.4%	**6.0%**	6.7%	7.2%
Discount rate in determining benefit obligations at year-end	**5.5%**	5.8%	6.1%	**5.9%**	6.7%	7.2%
Rate of increase in future compensation levels for determining expense	**3.5%**	3.0%	3.4%	**N/A**	N/A	N/A
Rate of increase in future compensation levels for determining benefit obligations at year-end	**3.3%**	2.0%	2.5%	**N/A**	N/A	N/A
Expected long-term rate of return on assets	**5.6%**	6.7%	8.1%	**N/A**	N/A	9.0%

N/A Not applicable

[1] The weighted-average actuarial assumptions for the postretirement plans reflect the assumptions used in the United States and the United Kingdom where the Group's postretirement plans are located.

The expected return on the Group's defined benefit pension plans' assets is calculated by applying a risk premium which reflects the inherent risks associated with each relevant asset category over a risk-free return. This percentage is applied against the target assets in each category to arrive at an expected total return. Using this so-called "building block" approach globally ensures that the Group has a consistent framework in place. In addition, it allows sufficient flexibility to allow for changes that need to be built in to reflect local specific conditions.

The determination of the expected return on plan assets for 2004 was based on the actual asset allocation as of the measurement date.

The ten-year government fixed interest bond yield equal for the country in which each plan is located was used as the basis for the risk-free return. An additional risk premium of 3.0%, 1.0% and 1.5% was then added to the risk-free return for equities, debt securities and real estate, respectively.

For cash, the Group estimated the expected return to be equivalent to the yield of a short-term (two to three years) bond for the applicable country.

In determining postretirement benefits expense, an annual weighted-average rate of increase of 8.0% in the per capita cost of covered health care benefits was assumed for 2004. The rate is assumed to decrease gradually to 5.0% by 2007 and remain at that level thereafter.

Assumed health care cost trend rates have an effect on the amounts reported for the retiree health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects on the Group's retiree health care plans:

	One-Percentage Point Increase		One-Percentage Point Decrease	
in € m.	**2003**	2002	**2003**	2002
Effect on total of service and interest cost components	**3**	2	**(2)**	(2)
Effect on accumulated postretirement benefit obligation	**18**	18	**(16)**	(15)

In January 2004, the FASB issued Staff Position 106-1, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003" ("FSP"). The Act, signed into law in the U.S. on December 8, 2003, introduces a prescription drug benefit as well as a subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to benefits provided under the Act. The FSP permits an entity to make a one-time election to defer recognizing the effects of the Act in accounting for its postretirement benefit plans under SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" ("SFAS 106"), until either authoritative accounting guidance is issued or plan assets and obligations are remeasured due to a significant event.

The Group has elected to defer recognition of the effects of the Act in accounting for its postretirement plans under SFAS 106, and the pension postretirement benefit obligations and expense reported in the accompanying financial statements and footnotes do not reflect the effects of the Act. Specific authoritative guidance on the accounting for the government subsidy is pending and that guidance, when issued, could require that the Group change previously reported information.

[26] Income Taxes

The components of income taxes (benefits) follow:

in € m.	2003	2002	2001
Domestic	305	215	486
Foreign	968	494	1,102
Current taxes	**1,273**	**709**	**1,588**
Domestic	37	2,992	100
Foreign	232	(512)	(259)
Deferred taxes	**269**	**2,480**	**(159)**
Total	**1,542**	**3,189**	**1,429**

The following is an analysis of the difference between the amount that would result from applying the German statutory income tax rate to income before tax and the Group's actual income tax expense:

in € m.	2003	2002	2001
Expected tax expense at German statutory income tax rate of 40.5% (39.2% for 2002 and 2001)	**1,116**	**1,391**	**707**
Reversal of 1999/2000 credits for tax rate changes	215	2,817	995
Effect of changes of German tax law	154	–	–
Domestic tax rate differential on dividend distribution	1	(65)	–
Tax-exempt gains on securities and other income	(637)	(1,824)	(1,077)
Foreign tax-rate differential	(298)	87	(146)
Change in valuation allowance	99	254	286
Nondeductible expenses	647	223	354
Goodwill amortization/impairment	46	24	363
Tax credit related to domestic dividend received	(1)	(7)	(109)
Tax rate differential on (income) loss on equity method investments	171	348	143
Other	29	(59)	(87)
Actual income tax expense	**1,542**	**3,189**	**1,429**

Effective from January 1, 2001, the corporate tax rate was reduced from 40% on retained earnings and 30% on distributed earnings to a single 25% rate. The domestic tax rate including corporate tax, solidarity surcharge, and trade tax used for calculating deferred tax assets and liabilities as of December 31, 2003 and 2002 was 39.2%. For the year 2003 only, the corporate income tax rate was temporarily increased by 1.5% to 26.5% which increased the statutory income tax rate to 40.5%. The applicable statutory income tax rate for temporary differences that will reverse after 2003 will revert to 39.2%.

For the years ended December 31, 2003, 2002 and 2001, due to actual sales of equity securities on which there was accumulated deferred tax provision in other comprehensive income, it was necessary to reverse those provisions as income tax expense. This treatment led to income tax expense of € 215 million, € 2,817 million and € 995 million, respectively. This adjustment does not result in actual tax payments and has no net effect on shareholders' equity.

The remaining accumulated deferred tax amounts recorded within other comprehensive income will be reversed as income tax expense in the periods that the related securities are sold. At December 31, 2003, 2002 and 2001, the amount of these deferred taxes accumulated within other comprehensive income that will reverse in a future period as tax expense when the securities are sold is approximately € 2.8 billion, € 3.0 billion and € 5.9 billion, respectively.

The enactment of the German Act for the reduction of Tax Allowances and Exemptions in May 2003 provided a minimum taxation for trade tax purposes which resulted in a catch-up tax expense of € 107 million. In December 2003, the German Federal Government modified the taxation of capital gains and dividends with the 2004 Tax Reform Act by treating 5% of any tax-exempt dividend and tax-exempt capital gains as non-tax deductible for corporation tax purposes. The new rules applicable from 2004 resulted in an additional tax expense of € 47 million.

The tax effects of each type of temporary difference and carryforward that give rise to significant portions of deferred income tax assets and liabilities are the following:

in € m.	**Dec 31, 2003**	Dec 31, 2002
Deferred income tax assets		
Trading activities	**13,612**	12,298
Net operating loss carryforwards and tax credits	**2,513**	2,632
Property and equipment, net	**521**	673
Other assets	**4,097**	2,253
Allowance for loan losses	**265**	152
Other provisions	**590**	593
Total deferred income tax assets	**21,598**	**18,601**
Valuation allowance	**(964)**	(949)
Deferred tax assets after valuation allowance	**20,634**	**17,652**
Deferred income tax liabilities		
Trading activities	**16,482**	13,197
Property and equipment, net	**546**	689
Securities valuation	**82**	82
Other liabilities	**1,156**	858
Total deferred income tax liabilities	**18,266**	**14,826**
Net deferred income tax assets	**2,368**	**2,826**

Included in other assets and other liabilities at December 31, 2003 and 2002 are deferred tax assets of € 3.6 billion and € 3.9 billion and deferred tax liabilities of € 1.3 billion and € 1.1 billion, respectively.

Certain foreign branches and companies in the Group have deferred tax assets related to net operating loss carryforwards and tax credits available to reduce future tax expense. The net operating loss carryforwards at December 31, 2003 were € 6.2 billion of which € 3.8 billion have no expiration date and € 2.4 billion expire at various dates extending to 2023. Tax credits were € 265 million of which € 133 million will expire in 2004 and € 13 million will expire in 2005 and € 119 million have other expiration dates. The Group has established a valuation allowance where realization of those losses and credits is not likely.

The Group did not provide income taxes or foreign withholding taxes on € 5.4 billion of cumulative earnings of foreign subsidiaries as of December 31, 2003 because these earnings are intended to be indefinitely reinvested in those operations. It is not practicable to estimate the amount of unrecognized deferred tax liabilities for these undistributed earnings.

[27] Earnings Per Common Share

Basic earnings per common share amounts are computed by dividing net income by the average number of common shares outstanding during the year. The average number of common shares outstanding is defined as the sum of the average number of common shares issued, reduced by the average number of shares in treasury and by the average number of shares that will be acquired under physically settled forward purchase contracts and increased by undistributed vested shares awarded under deferred share plans.

Diluted earnings per share assumes the conversion into common shares of outstanding securities or other contracts to issue common stock, such as share options, unvested deferred share awards and certain forward contracts.

The following table sets forth the computation of basic and diluted earnings per share:

in € m.	**2003**	2002	2001
Income before cumulative effect of accounting changes, net of tax	**1,214**	360	374
Cumulative effect of accounting changes, net of tax	**151**	37	(207)
Numerator for basic earnings per share – net income	**1,365**	**397**	**167**
Number of shares in m.			
Denominator for basic earnings per share – weighted-average shares outstanding	**559.3**	615.9	619.8
Effect of dilutive securities			
Derivatives	**11.3**	4.4	0.8
Convertible bonds	**–**	0.1	0.2
Deferred shares	**19.1**	6.1	2.0
Dilutive potential common shares	**30.4**	10.6	3.0
Denominator for diluted earnings per share – adjusted weighted-average shares after assumed conversions	**589.7**	**626.5**	**622.8**

The diluted earnings per share computations do not include the antidilutive effect of the following potential common shares:

In € m.	**2003**	2002	2001
Forward purchase contracts	**–**	–	33.5
Forward sale contracts	**3.1**	26.0	9.7
Put options sold	**–**	0.4	0.1
Call options sold	**1.3**	0.3	–
Stock compensation awards	**15.5**	0.2	–

in €	**2003**	2002	2001
Basic earnings per share			
Income before cumulative effect of accounting changes, net of tax	**2.17**	0.58	0.60
Cumulative effect of accounting changes, net of tax	**0.27**	0.06	(0.33)
Net income	**2.44**	**0.64**	**0.27**
Diluted earnings per share			
Income before cumulative effect of accounting changes, net of tax	**2.06**	0.57	0.60
Cumulative effect of accounting changes, net of tax	**0.25**	0.06	(0.33)
Net income	**2.31**	**0.63**	**0.27**

[28] Business Segments and Related Information

The Group's segment reporting follows the organizational structure as reflected in its internal management reporting systems, which are the basis for assessing the financial performance of the business segments and for allocating resources to the businesses segments.

Organizational Structure

In order to best serve the Group's clients and manage its investments, Deutsche Bank is organized into three Group Divisions, which are further sub-divided into corporate divisions. As of December 31, 2003, the Group Divisions were:

The **Corporate and Investment Bank (CIB)** combines the Group's corporate banking and securities activities (including sales and trading, corporate finance, global banking and loan exposure management activities), with the Group's transaction banking activities. CIB serves corporate and institutional clients, ranging from medium-sized enterprises to multinational corporations and sovereign organizations.

Private Clients and Asset Management (PCAM) combines the Group's asset management, private wealth management and private and business client activities. As of January 1, 2003 the Group completed a realignment of PCAM. As a consequence of this change, the three previous corporate divisions – Asset Management, Private Banking, and Personal Banking – were realigned into two new corporate divisions: Asset and Wealth Management (AWM), and Private and Business Clients (PBC). These two new Corporate Divisions include the following activities:

- AWM comprises two business divisions. The existing Asset Management Business Division (AM) focuses on managing assets on behalf of institutional clients, including pension funds, and providing mutual funds and other investment vehicles for private individuals. The new business division Private Wealth Management (PWM) focuses, globally, on the specific needs of demanding high net worth clients, their families and selected institutions. These clients were previously served within the former Private Banking Corporate Division.
- PBC serves clients previously served by Personal Banking, together with Private Banking clients not served by Private Wealth Management and small corporate customers. PBC focuses on three core European markets: Germany, Italy and Spain.

Corporate Investments (CI) combines the management of the Group's industrial holdings, private equity investments, and other corporate principal investment activities.

In addition to these three group divisions, Deutsche Bank's organization includes a **Corporate Center (CC)**, which supports cross-divisional management and leadership. As of January 1, 2003, all support activities, previously grouped under DB Services, were realigned either into the group divisions or into the Corporate Center. These units provide corporate services, information technology, consulting and transaction services to the entire organization. The goal of this realignment is to incorporate business-related support activities directly into the relevant business areas.

Changes in Management Responsibility

During 2003, management responsibility changed for the following significant businesses:

- The Private Clients Services business was transferred from the Corporate Banking & Securities Corporate Division to the Asset and Wealth Management Corporate Division.
- Small corporate German customers, previously assigned to the Corporate Banking & Securities Corporate Division, were transferred to the Private & Business Clients Corporate Division in context of the PCAM realignment.
- The Private Equity Fund of Funds Group and the third party funds business in Australia were transferred from the Corporate Investments Group Division to the Asset and Wealth Management Corporate Division.
- The Italian financial advisor network ("Finanza & Futuro Banca"), previously reported under Asset Management, was transferred to the corporate division Private & Business Clients.

Prior periods have been restated to conform to the current year's presentation.

Impact of Acquisitions and Divestitures During 2003

The effects of significant acquisitions and divestitures on segmental results are described below:

- In July 2003, the Group sold its investments in Tele Columbus GmbH and in Tele Columbus Ost GmbH (formally SMATcom GmbH), which were included in the Corporate Investments Group Division.
- In March 2003, the Group completed the acquisition of Rued, Blass & Cie AG Bankgeschaeft, a Swiss private bank. The majority of the business was included in the corporate division Asset and Wealth Management.
- In February 2003, the Group completed the sale of 80% of its late-stage private equity portfolio, which had been managed under the Corporate Investments Group Division.
- In January 31, 2003, the Group completed the sale of most of its Passive Asset Management business to Northern Trust Corporation.
- In January 31, 2003, the Group sold substantial parts of its Global Securities Services business to State Street Corporation. The completion of the sale of the Italian and Austrian parts of the business occurred in the third quarter of 2003 in a separate but related transaction. The business units included in the sale were Global Custody, Global Funds Services (including Depotbank services), and Agency Securities Lending, which were previously included in the Global Transaction Banking Corporate Division. In addition, the sale included Domestic Custody and Securities Clearing in the U.S. and the United Kingdom.
- In January 2003, part of the German commercial real estate financing activities were transferred to EUROHYPO AG. This increased the Group's share of EUROHYPO AG to 37.7%. EUROHYPO AG resulted from the merger in 2002 of the Group's former mortgage banking subsidiary "EUROHYPO AG Europäische Hypothekenbank der Deutschen Bank" with the mortgage banking subsidiaries of Dresdner Bank AG and Commerzbank AG. Since the merger, EUROHYPO AG was included in the Corporate Investment Group Division. The Group has accounted for this investment under the equity method.

Changes in the Format of Segment Disclosure

The most significant changes are as follows:

- The Group now discloses "underlying pre-tax profit", the ratios "underlying cost/income ratio" and "underlying RoE" (pre-tax) for its segments.
- The Group now includes severance payments and minority interest in underlying pre-tax profit. These items had been excluded from the previously disclosed "Income before nonoperating costs". In addition, the Group now includes severance payments in the "operating cost base".
- The Group, therefore, now separately discloses goodwill impairment/amortization, restructuring activities, minority interest and severance payments in order to provide more transparency. Previously these items were combined under the definition "nonoperating costs".
- The Group has refined some revenue components to reflect current business practice. For instance, revenues from insurance business are no longer disclosed separately, as the major part of it was sold in the second quarter of 2002.

Prior periods have been restated to conform to the current year's presentation.

Definitions of Financial Measures Used in the Format of Segment Disclosure

In the segmental results of operations, the following terms with the following meanings are used with respect to each segment:

- *Operating cost base*: Noninterest expenses less provision for off-balance sheet positions (reclassified to provision for credit losses), policyholder benefits and claims, minority interest, restructuring activities and goodwill impairment/amortization.
- *Underlying pre-tax profit*: Income before income taxes less restructuring activities, goodwill impairment/amortization and specific revenue items as referred to in the table for such segment.
- *Underlying cost/income ratio in %*: Operating cost base as a percentage of total net revenues excluding specific revenue items, net of policyholder benefits and claims. *Cost/income ratio in %*, which is defined as total noninterest expenses as a percentage of total net revenues, is also provided.
- *Average active equity*: The portion of adjusted average total shareholders' equity that has been allocated to a segment pursuant to the capital allocation framework. The overriding objective of this framework is to allocate adjusted average total shareholders' equity based on the respective goodwill and other intangible assets with indefinite lifetimes as well as the economic risk position of each segment. In determining the total amount of average active equity to be allocated, average total shareholders' equity is adjusted to exclude average unrealized net gains on securities available for sale, net of applicable tax and other, and average dividends.
- *Underlying RoE in %*: Underlying pre-tax profit (annualized) as a percentage of average active equity. *RoE in %*, which is defined as income before income taxes (annualized) as a percentage of average active equity, is also provided. These returns, which are based on average active equity, should not be compared to those of other companies without considering the differences in the calculation of such ratios.

Management uses these measures as part of its internal reporting system because it believes that such measures provide it with a more useful indication of the financial performance of the business segments. The Group discloses such measures to provide investors and analysts with further insight into how management operates our businesses and to enable them to better understand our results. Below, the Group provides the rationale for excluding certain items in deriving the measures above:

- *Net gains (losses) from businesses sold/held for sale*: We exclude these gains or losses from our calculations of underlying revenues and underlying pre-tax profit because they do not represent results of our continuing businesses.
- *Net gains (losses) from securities available for sale/industrial holdings (including hedging)*: Net gains or losses related to several financial holdings investments and to our portfolio of shareholdings in publicly-listed industrial companies, most of which we have held for over 20 years and which we are reducing over time. Because these investments do not relate to our customer-driven businesses, we exclude all revenues (positive and negative) related to these investments from our underlying results, except for dividend income from the investments, which we do not exclude as funding costs associated with the investments are also not excluded.
- *Significant equity pick-ups/net gains and losses from investments*: This item includes significant net gains/losses from equity method investments and other significant investments. They are excluded in the calculation of underlying revenues and underlying pre-tax profit since they reflect results that are not related to our customer-driven businesses.
- *Net gain (losses) on the sale of premises*: This item includes net gains or losses on the sale of premises used for banking purposes. Net losses in 2003 related to the divestiture of non-core activities pursuant to our transformation strategy.
- *Policyholder benefits and claims*: For our internal steering purposes, we reclassify policyholder benefits and claims from noninterest expenses to noninterest revenues so as to consider them together with insurance revenues, to which they are related. The reclassification does not affect our calculation of underlying pre-tax profits. Following the disposition of most of our insurance operations in early 2002, the size of this item has decreased significantly.
- *Provision for off-balance sheet positions*: Provision for off-balance sheet positions is reclassified from noninterest expenses to provision for credit losses because we manage provision for off-balance sheet positions and provision for loan losses together. This reclassification does not affect our calculation of underlying pre-tax profit.
- *Change in measurement of other inherent loan loss allowance*: In the third quarter of 2002, we took a charge of € 200 million to reflect a refinement in the measurement of our other inherent loss allowance. This change was made in order to make the provision more sensitive to the prevailing credit environment and less based on historical experience.
- *Restructuring activities and Goodwill impairment/amortization* are excluded from the calculation of operating cost base and thus underlying pre-tax profit because these items are not considered part of our day-to-day business operations and therefore not indicative of trends.
- *Minority interest*: Minority interests represents the net share of minority shareholders in revenues, provision for loan losses, noninterest expenses and income tax expenses. This net component is reported as a noninterest expense item. We do not consider this item to be an operating expense, but as minority shareholder's portion of net income. Accordingly, we exclude such item in the determination of our operating cost base. Minority interest is reflected in the calculation of underlying pre-tax profit as a separate item.
- *Adjustments to calculate average active equity*: The items excluded from average total shareholders' equity to calculate average active equity result primarily from the portfolio of shareholdings in publicly-listed industrial companies. We have held most of our larger participations for over 20 years, and are reducing these holdings

over time. We realize gains and losses on these securities only when we sell them. Accordingly, the adjustments we make to average total shareholders' equity to derive the average active equity are to exclude unrealized net gains or losses on securities available for sale, net of applicable tax effects. In addition, we adjust our average total shareholders' equity for the effect of paying a dividend once a year following approval at the general shareholders' meeting.

Framework of the Group's Management's Reporting Systems

Business segment results are determined based on the Group's internal management reporting process, which reflects the way management views its businesses, and are not necessarily prepared in accordance with the Group's U.S. GAAP consolidated financial statements. This internal management reporting process may be different than the processes used by other financial institutions and therefore, should be considered in making any comparisons with those institutions. Since the Group's business activities are diverse in nature and its operations are integrated, certain estimates and judgments have been made to apportion revenue and expense items among the business segments.

The management reporting systems follow the "matched transfer pricing concept" in which the Group's external net interest revenues are allocated to the business segments based on the assumption that all positions are funded or invested via the money and capital markets. Therefore, to create comparability with competitors which have legally independent units with their own equity funding, the Group allocates among the business segments the notional interest credit on its consolidated capital resulting from a method for allocating funding costs. This credit is allocated in proportion to each business segment's allocated average active equity, and is included in the segment's net interest revenues.

The Group further refined its framework of allocating average active equity to the segments. The overriding objective remains to link the allocation mechanism with the economic risk positions of a segment. Hence, to further increase the risk sensitivity of the framework and to explicitly assign the respective intangibles by division, the Group decided to include goodwill and other intangible assets with indefinite lifes along with economic capital as additional drivers of the book equity allocation. In 2002, the combined average goodwill/intangible assets and average economic risk positions approximated the average active book equity. Therefore, the € 3.8 billion average active equity formerly recorded in "Consolidation & Adjustments" was allocated to the segments when restating the full year 2002.

Revenues from transactions between the business segments are allocated on a mutually agreed basis. Internal service providers (including the Corporate Center), which operate on a nonprofit basis, allocate their noninterest expenses to the recipient of the service. The allocation criteria are generally contractually agreed and are either determined based upon "price per unit" (for areas with countable services) or "fixed price" or "agreed percentages" (for all areas without countable services).

Segmental Results of Operations

The following tables present the results of the business segments for the years ended December 31, 2003, 2002 and 2001. Numbers may not add up due to rounding.

2003	Corporate and Investment Bank			Private Clients and Asset Management			Corporate Investments	Total Management Reporting
in € m. (except percentages)	Corporate Banking & Securities	Global Transaction Banking	Total	Asset and Wealth Management	Private & Business Clients	Total		
Net revenues[1]	**11,710**	**2,469**	**14,180**	**3,841**	**4,385**	**8,226**	**(916)**	**21,490**
Provision for loan losses	750	2	752	2	322	325	36	1,113
Provision for off-balance sheet positions	8	(53)	(45)	(3)	(1)	(3)	(2)	(50)
Total provision for credit losses	**759**	**(51)**	**707**	**(1)**	**322**	**321**	**35**	**1,063**
Operating cost base[2]	8,226	1,735	9,961	3,092	3,606	6,698	681	17,340
Policyholder benefits and claims	–	–	–	21	–	21	–	21
Minority interest	13	–	13	13	2	15	(31)	(3)
Restructuring activities	(23)	(6)	(29)	–	–	–	–	(29)
Goodwill impairment	–	–	–	–	–	–	114	114
Total noninterest expenses[4]	**8,216**	**1,729**	**9,946**	**3,126**	**3,607**	**6,734**	**763**	**17,442**
Income (loss) before income taxes[5]	**2,735**	**791**	**3,527**	**715**	**456**	**1,172**	**(1,714)**	**2,984**
Add (deduct)								
Net (gains) losses from business sold/held for sale	–	(583)	(583)	(55)	4	(51)	141	(494)
Significant equity pick-ups/net (gains) losses from investments	–	–	–	–	–	–	938	938
Net (gains) losses on securities available for sale/industrial holdings including hedging	–	–	–	–	–	–	184	184
Net (gains) losses on the sale of premises	–	–	–	–	–	–	107	107
Restructuring activities	(23)	(6)	(29)	–	–	–	–	(29)
Goodwill impairment	–	–	–	–	–	–	114	114
Underlying pre-tax profit (loss)	**2,712**	**202**	**2,914**	**660**	**459**	**1,119**	**(232)**	**3,802**
Cost/income ratio in %	70	70	70	81	82	82	N/M	81
Underlying cost/income ratio in %	70	92	73	82	82	82	150	78
Assets[3, 6]	693,414	16,709	681,722	48,138	78,477	124,606	18,987	795,818
Expenditures for additions to long-lived assets	391	99	490	36	47	82	141	713
Risk-weighted positions (BIS risk positions)	127,449	10,166	137,615	12,170	51,244	63,414	13,019	214,048
Average active equity[7]	12,849	1,409	14,258	6,324	1,521	7,844	5,236	27,338
Return on average active equity in %	21	56	25	11	30	15	(33)	11
Underlying return on average active equity in %	21	14	20	10	30	14	(4)	14
[1] Includes:								
Net interest revenues	2,502	642	3,144	290	2,377	2,666	142	5,952
Net revenues from external customers	11,601	2,602	14,202	4,053	4,092	8,145	(963)	21,384
Net intersegment revenues	110	(133)	(23)	(212)	294	82	47	106
Net income (loss) from equity method investments	163	(1)	163	166	–	166	(757)	(428)
[2] Includes:								
Depreciation, depletion and amortization	386	100	486	81	136	218	65	769
Severance payments	192	66	258	79	314	393	20	671
[3] Includes:								
Equity method investments	1,889	37	1,927	380	30	410	3,511	5,848

[4] Excludes provision for off-balance sheet positions (reclassified to provision for credit losses).

[5] Before cumulative effect of accounting changes.

[6] The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on group division level. The same approach holds true for the sum of group divisions compared to Total Management Reporting.

[7] For management reporting purposes goodwill and other intangible assets with indefinite lives are explicitly assigned to the respective divisions. Average active equity is first allocated to divisions according to goodwill and intangible assets, remaining average active equity is allocated to the divisions in proportion to the economic capital calculated for them.

N/M – Not meaningful.

2002	Corporate and Investment Bank			Private Clients and Asset Management			Corporate Investments	Total Management Reporting
in € m. (except percentages)	Corporate Banking & Securities	Global Transaction Banking	Total	Asset and Wealth Management	Private & Business Clients	Total		
Net revenues[1]	**11,164**	**2,612**	**13,776**	**3,747**	**5,772**	**9,518**	**3,000**	**26,295**
Provision for loan losses	1,706	6	1,712	23	201	224	155	2,091
Provision for off-balance sheet positions	83	(52)	31	–	(1)	(1)	(11)	18
Total provision for credit losses	**1,788**	**(46)**	**1,742**	**23**	**200**	**223**	**144**	**2,110**
Operating cost base[2]	8,710	2,200	10,909	3,243	3,880	7,123	1,228	19,260
Policyholder benefits and claims	–	–	–	35	650	685	–	685
Minority interest	8	–	8	25	7	32	3	43
Restructuring activities	316	26	342	–	240	240	1	583
Goodwill impairment	–	–	–	–	–	–	62	62
Total noninterest expenses[4]	**9,034**	**2,226**	**11,259**	**3,303**	**4,777**	**8,080**	**1,293**	**20,632**
Income (loss) before income taxes[5]	**342**	**433**	**774**	**421**	**794**	**1,215**	**1,563**	**3,553**
Add (deduct)								
Net (gains) losses from business sold/held for sale	–	–	–	(8)	(503)	(511)	(18)	(529)
Significant equity pick-ups/net (gains) losses from investments	–	–	–	–	–	–	1,197	1,197
Net (gains) losses on securities available for sale/industrial holdings including hedging	–	–	–	–	–	–	(3,659)	(3,659)
Change in measurement of other inherent loss allowance	200	–	200	–	–	–	–	200
Restructuring activities	316	26	342	–	240	240	1	583
Goodwill impairment	–	–	–	–	–	–	62	62
Underlying pre-tax profit (loss)	**858**	**458**	**1,316**	**413**	**532**	**945**	**(855)**	**1,406**
Cost/income ratio in %	81	85	82	88	83	85	43	78
Underlying cost/income ratio in %	78	84	79	88	84	86	N/M	85
Assets[3, 6]	629,975	25,098	642,127	37,642	74,039	109,394	26,536	750,238
Expenditures for additions to long-lived assets	374	104	478	199	44	244	332	1,054
Risk-weighted positions (BIS risk positions)	142,211	12,949	155,160	11,800	47,690	59,490	19,219	233,870
Average active equity[7]	14,798	2,073	16,871	6,337	1,513	7,850	6,522	31,243
Return on average active equity in %	2	21	5	7	52	15	24	11
Underlying return on average active equity in %	6	22	8	7	35	12	(13)	5
[1] Includes:								
Net interest revenues	3,519	874	4,393	92	2,653	2,745	44	7,181
Net revenues from external customers	11,120	2,736	13,856	3,879	5,536	9,416	2,909	26,181
Net intersegment revenues	43	(124)	(80)	(133)	236	103	91	114
Net income (loss) from equity method investments	(32)	1	(31)	141	20	162	(1,034)	(903)
[2] Includes:								
Depreciation, depletion and amortization	474	143	617	103	224	327	132	1,076
Severance payments	242	18	260	87	49	136	19	416
[3] Includes:								
Equity method investments	571	38	609	1,154	19	1,173	3,944	5,725

[4] Excludes provision for off-balance sheet positions (reclassified to provision for credit losses).

[5] Before cumulative effect of accounting changes.

[6] The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on group division level. The same approach holds true for the sum of group divisions compared to Total Management Reporting.

[7] For management reporting purposes goodwill and other intangible assets with indefinite lives are explicitly assigned to the respective divisions. Average active equity is first allocated to divisions according to goodwill and intangible assets, remaining average active equity is allocated to the divisions in proportion to the economic capital calculated for them.

N/M – Not meaningful.

2001	Corporate and Investment Bank				Private Clients and Asset Management		Corporate Invest-ments	Total Manage-ment Reporting
in € m. (except percentages)	Corporate Banking & Securities	Global Transaction Banking	Total	Asset and Wealth Manage-ment	Private & Business Clients	Total		
Net revenues[1]	**14,019**	**2,943**	**16,963**	**3,247**	**7,759**	**11,006**	**1,923**	**29,892**
Provision for loan losses	630	(19)	611	12	193	205	199	1,015
Provision for off-balance sheet positions	5	(34)	(29)	–	–	–	3	(26)
Total provision for credit losses	**636**	**(53)**	**582**	**12**	**193**	**205**	**201**	**988**
Operating cost base[2]	10,850	2,447	13,297	3,004	4,742	7,746	1,365	22,408
Policyholder benefits and claims	–	–	–	48	2,898	2,946	–	2,946
Minority interest	13	2	15	36	18	54	18	86
Restructuring activities	176	37	213	61	20	81	–	294
Goodwill amortization	425	66	490	197	36	233	135	858
Total noninterest expenses[4]	**11,463**	**2,552**	**14,016**	**3,346**	**7,715**	**11,060**	**1,517**	**26,593**
Income (loss) before income taxes[5]	**1,920**	**444**	**2,365**	**(110)**	**(149)**	**(259)**	**204**	**2,310**
Add (deduct)								
Net (gains) losses from business sold/held for sale	(180)	–	(180)	–	–	–	80	(100)
Significant equity pick-ups/net (gains) losses from investments	–	–	–	–	–	–	1,292	1,292
Net (gains) losses on securities available for sale/industrial holdings *including hedging*	–	–	–	–	–	–	(2,259)	(2,259)
Net (gains) losses on the sale of premises	–	–	–	–	–	–	(233)	(233)
Restructuring activities	176	37	213	61	20	81	–	294
Goodwill amortization	425	66	490	197	36	233	135	858
Underlying pre-tax profit (loss)	**2,341**	**548**	**2,889**	**147**	**(92)**	**55**	**(781)**	**2,163**
Cost/income ratio in %	82	87	83	103	99	100	79	89
Underlying cost/income ratio in %	78	83	79	94	98	96	170	87
Assets[3, 6]	661,019	23,562	673,720	36,017	96,419	131,573	121,006	898,046
Expenditures for additions to long-lived assets	648	115	763	31	113	144	133	1,040
Risk-weighted positions (BIS risk positions)	166,400	18,256	184,656	14,393	45,360	59,753	56,202	300,612
Average active equity[7]	15,534	2,681	18,216	4,043	1,615	5,659	6,904	30,778
Return on average active equity in %	12	17	13	(3)	(9)	(5)	3	8
Underlying return on average active equity in %	15	20	16	4	(6)	1	(11)	7
[1] Includes:								
Net interest revenues	3,744	1,012	4,756	154	3,369	3,523	108	8,386
Net revenues from external customers	14,053	3,005	17,058	3,473	7,437	10,910	1,801	29,769
Net intersegment revenues	(33)	(62)	(95)	(226)	322	96	122	123
Net income (loss) from equity method investments	(27)	–	(27)	(11)	3	(8)	(341)	(376)
[2] Includes:								
Depreciation, depletion and amortization	485	138	623	91	318	410	84	1,117
Severance payments	259	42	302	33	72	105	13	420
[3] Includes:								
Equity method investments	1,094	–	1,094	1,021	126	1,147	2,885	5,126

[4] Excludes provision for off-balance sheet positions (reclassified to provision for credit losses).

[5] Before cumulative effect of accounting changes.

[6] The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on group division level. The same approach holds true for the sum of group divisions compared to Total Management Reporting.

[7] For management reporting purposes goodwill and other intangible assets with indefinite lives are explicitly assigned to the respective divisions. Average active equity is first allocated to divisions according to goodwill and intangible assets, remaining average active equity is allocated to the divisions in proportion to the economic capital calculated for them.

0000117

The following tables present the revenue components of the Corporate and Investment Bank Group Division and the Private Clients and Asset Management Group Division for the years ended December 31, 2003, 2002 and 2001, respectively:

		Corporate and Investment Bank	
in € m.	**2003**	2002	2001
Sales & Trading (equity)	**3,091**	2,473	3,768
Sales & Trading (debt and other products)	**6,069**	5,567	5,944
Total Sales & Trading	**9,160**	**8,040**	**9,712**
Origination (equity)	**486**	355	494
Origination (debt)	**555**	409	460
Total Origination	**1,041**	**764**	**954**
Advisory	**470**	528	579
Loan products	**1,471**	2,134	2,752
Transaction services	**1,886**	2,612	2,943
Other	**152**	(302)	22
Total	**14,180**	**13,776**	**16,963**

		Private Clients and Asset Management	
in € m.	**2003**	2002	2001
Portfolio/fund management	**2,615**	2,730	2,168
Brokerage	**1,591**	1,515	1,685
Loan/deposit products	**2,330**	2,425	2,471
Payments, account & remaining financial services	**823**	849	889
Other	**867**	2,000	3,794
Total	**8,226**	**9,518**	**11,006**

Reconciliation of Segmental Results of Operations to Consolidated Results of Operations According to U.S. GAAP

The following tables provide a reconciliation of the total results of operations and total assets of the Group's business segments under management reporting systems to the consolidated financial statements prepared in accordance with U.S. GAAP for the years ended December 31, 2003, 2002 and 2001.

			2003			2002			2001
in € m.	**Total Management Reporting**	**Consolidation & Adjustments**	**Total Consolidated**	Total Management Reporting	Consolidation & Adjustments	Total Consolidated	Total Management Reporting	Consolidation & Adjustments	Total Consolidated
Net revenues[1]	**21,490**	**(222)**	**21,268**	26,295	252	26,547	29,892	(351)	29,541
Provision for loan losses	**1,113**	**–**	**1,113**	2,091	–	2,091	1,015	9	1,024
Provision for off-balance sheet positions	**(50)**	**–**	**(50)**	18	(1)	17	(26)	(4)	(30)
Total provision for credit losses	**1,063**			2,110			988		
Noninterest expenses[2]	**17,442**	**7**	**17,449**	20,632	258	20,890	26,593	150	26,744
Income (loss) before income taxes[3]	**2,984**	**(228)**	**2,756**	**3,553**	**(4)**	**3,549**	**2,310**	**(507)**	**1,803**
Total assets	**795,818**	**7,796**	**803,614**	750,238	8,117	758,355	898,046	20,176	918,222
Risk-weighted positions (BIS risk positions)	**214,048**	**1,625**	**215,672**	233,870	3,609	237,479	300,612	4,468	305,079
Average active equity	**27,338**	**48**	**27,386**	31,243	2	31,245	30,778	–	30,778

[1] Net interest revenues and noninterest revenues.
[2] Excludes provision for off-balance sheet positions (reclassified to provision for credit losses).
[3] Before cumulative effect of accounting changes.

The two primary components recorded in Consolidation & Adjustments are differences in accounting methods used for management reporting versus U.S. GAAP as well as results and balances from activities outside the management responsibility of the business segments.

Loss before income taxes was € 228 million in 2003, € 4 million in 2002 and € 507 million in 2001.

Net revenues included the following items:

- Adjustments related to positions which are marked to market for management reporting purposes and accounted for on an accrual basis under U.S. GAAP were approximately € (200) million in 2003, € 100 million in 2002 and € (200) million in 2001.
- Trading results from the Group's own shares are reflected in the Corporate Banking & Securities Corporate Division. The elimination of such results under U.S. GAAP resulted in credits of approximately € 200 million in each of the years 2003 and 2002 within Consolidation & Adjustments.
- Debits related to the elimination of Group-internal rental income were € (106) million in 2003, € (115) million in 2002 and € (122) million in 2001.
- Insurance premiums of € 79 million in each of the years 2003 and 2002 and of € 39 million in 2001 were primarily related to the Group's re-insurance subsidiary which is not managed by an individual business segment.
- Mark-to-market losses for hedges related to share-based compensation plans were approximately € (100) million in 2002 and € (300) million in 2001.

- The remainder of net revenues in each year was due to other corporate items outside the management responsibility of the business segments, such as net funding expenses for non-divisionalized assets/liabilities and results from hedging capital of certain foreign subsidiaries.

Provisions for loan losses and provision for off-balance sheet provisions included no material items in each of the reported year.

Noninterest expenses reflected the following items:

- Credits related to the elimination of Group-internal rental expenses were € 106 million in 2003, € 115 million in 2002 and € 122 million in 2001.
- Policyholder benefits and claims of € 89 million in 2003, € 74 million in 2002 and € 56 million in 2001 were primarily related to the Group's re-insurance subsidiary which is not managed by an individual business segment.
- Credits related to certain share-based compensation plans were approximately € 100 million in each of the years 2002 and 2001 were not allocated to the business segments.
- Buyout costs for the Global Equity Plan amounted to approximately € (100) million in 2001.
- The remainder of noninterest expenses in each year was attributable to other corporate items outside of the management responsibility of the business segments. 2002 included charges for certain legal-related provisions of approximately € 170 million.

Assets and risk-weighted positions reflect corporate assets outside of the management responsibility of the business segments such as deferred tax assets and central clearing accounts.

Average active equity assigned to Consolidation and Adjustments was not material for each of the reported years.

Total net Revenues (net of Provision for Loan Losses) by Geographical Location

The following table presents net revenues (including provision for loan losses) by geographical location:

in € m.	**2003**	2002	2001
Germany	**5,786**	10,676	12,788
Europe (excluding Germany)[1]	**7,294**	6,237	7,443
North America (primarily U.S.)	**5,058**	5,218	6,106
South America	**70**	175	211
Asia-Pacific	**1,947**	2,150	1,969
Consolidated net revenues[2]	**20,155**	**24,456**	**28,517**

[1] Includes revenues from Africa, which were not material in 2003, 2002 and 2001.

[2] Consolidated total net revenues comprise interest revenues, interest expense, provision for loan losses and total noninterest revenues (including net commission and fee revenues). Revenues are attributed to countries based on the location in which the Group's booking office is located.

[29] Restructuring Activities

Restructuring plans are recorded in conjunction with acquisitions as well as business realignments. Severance includes employee termination benefits related to the involuntary termination of employees. Such costs include obligations resulting from severance agreements, termination of employment contracts and early-retirement agreements. Other costs primarily include amounts for lease terminations and related costs.

The following table presents the activity in the Group's restructuring programs for the years ended December 31, 2003, 2002, and 2001:

	2002 Plans						2001 Plan		**Total**
	Group Restructuring		Scudder Restructuring		CIB Restructuring		Group Restructuring		
in € m.	Severance	Other	Severance	Other	Severance	Other	Severance	Other	
Balance at Dec 31, 2000	–	–	–	–	–	–	–	–	–
Additions	–	–	–	–	–	–	234	60	**294**
Utilization	–	–	–	–	–	–	22	–	**22**
Balance at Dec 31, 2001	–	–	–	–	–	–	**212**	**60**	**272**
Additions	235	105	83	3	215	50	–	–	**691**[1]
Utilization	203	92	57	–	77	27	173	54	**683**
Releases	–	–	–	–	–	–	20	2	**22**
Effects from exchange rate fluctuations	(2)	(1)	(12)	–	(10)	(4)	(19)	(4)	**(52)**
Balance at Dec 31, 2002	**30**	**12**	**14**	**3**	**128**	**19**	–	–	**206**
Utilization	30	11	9	3	99	9	–	–	**161**
Releases	–	–	4	–	21	8	–	–	**33**[2]
Effects from exchange rate fluctuations	–	(1)	(1)	–	(8)	(2)	–	–	**(12)**
Balance at Dec 31, 2003	–	–	–	–	–	–	–	–	–

[1] Scudder restructuring of € 86 million was recorded as goodwill; net expense, after releases, was € 583 million.

[2] Scudder restructuring reserve releases of € 4 million were recorded against goodwill. € 29 million related to the CIB restructuring was released against net income.

During the year ended December 31, 2003, approximately 1,200 employees were terminated in conjunction with the various 2002 plans, resulting in payments of € 138 million against restructuring liabilities. There were no new restructuring plans recorded in 2003. During the year ended December 31, 2002, approximately 5,400 employees were terminated, resulting in a payment of € 510 million against restructuring liabilities.

The following is a description of the Group's restructuring plans.

2002 Plans

Group Restructuring. The Group recorded a pre-tax charge of € 340 million in the first quarter of 2002 related to restructuring activities affecting PCAM (€ 246 million), CIB (€ 93 million) and CI (€ 1 million). These restructuring plans affected approximately 2,100 staff and included a broad range of measures primarily to streamline the Group's branch network in Germany, as well as its infrastructure.
As of December 31, 2002, approximately 2,000 positions were eliminated. During the year ended December 31, 2003, approximately 100 additional employees were terminated in connection with the plan.

CIB Restructuring. In the second quarter of 2002, the Group recorded a restructuring liability of € 265 million related to the CIB Group Division. The plan affected approximately 2,000 staff, across all levels of the Group. The restructuring resulted from detailed business reviews and reflected the Group's outlook for the markets in which it operates. It related to banking coverage, execution and relationship management processes; custody; trade finance and other transaction banking activities; and the related technology, settlement, real estate and other support functions.
As of December 31, 2002, approximately 800 positions were eliminated. During the year ended December 31, 2003, approximately 950 additional employees were terminated in connection with the plan. Due primarily to lower headcount, the restructuring program was completed at lower than anticipated costs. Therefore, € 21 million of staff-related reserves and € 8 million of infrastructure-related reserves were released during 2003.

Scudder Restructuring. During 2002, the Group recorded a restructuring liability of € 86 million related to restructuring activities in connection with the acquisition of Zurich Scudder Investments, Inc. Of this amount, approximately € 83 million of severance and other termination-related costs and € 3 million for other costs, primarily related to lease terminations, were recognized as a liability assumed as of the acquisition date and charged directly to goodwill. This restructuring plan affected approximately 1,000 Scudder staff.
As of December 31, 2002, approximately 850 positions were eliminated. During the year ended December 31, 2003, approximately 100 additional employees were terminated in connection with the plan. Reserves of € 4 million were released against goodwill in 2003.

2001 Plan

Group Restructuring. The Group recorded a pre-tax charge of € 294 million in the fourth quarter of 2001 related to a restructuring plan affecting CIB and PCAM. Of the total € 294 million original charge, € 213 billion related to the restructuring measures in CIB and € 81 million to PCAM, including € 14 million related to Private Clients Services (PCS) business line that was transferred from PCAM to CIB. The Group planned for a reduction of approximately 2,400 staff across all levels of the Group.
The restructuring in CIB covered steps to be taken because of changing market conditions in the year 2001 and to give further effect to the CIB organizational and business model that was created during 2001. It primarily impacted CIB's customer coverage and relationship management processes, certain aspects of the cash management, custody and trade finance businesses of Global Transaction Banking and the related elements of the settlement, infrastructure and real estate support functions.
The plan also included the further streamlining of the senior management structure in PCAM because of the re-organization of that group division's business model and operations, including real estate support.
As of December 31, 2001, approximately 200 positions were eliminated. During the year ended December 31, 2002, approximately 1,800 additional employees were terminated in connection with the plan. Due primarily to higher than expected staff attrition, actions related to the remaining positions included in the restructuring plan were not taken

and, therefore, reserves of € 20 million were released in 2002. The remaining infrastructure related reserve of € 2 million was also released during 2002.

[30] International Operations

The following table presents asset and income statement information by major geographic area. The information presented has been classified based primarily on the location of the Group's office in which the assets and transactions are recorded. However, due to the highly integrated nature of the Group's operations, estimates and assumptions have been made to allocate items between regions.

2003 in € m.	Total Assets	Total Gross Revenues[1]	Total Gross Expenses[1]	Income (Loss) Before Taxes[2]	Net Income (Loss)
International operations:					
Europe (excluding Germany)[3]	327,835	17,674	15,954	1,720	837
North America (primarily U.S.)	221,048	10,156	9,853	303	233
South America	1,277	575	575	–	–
Asia-Pacific	60,101	3,389	2,877	512	357
Total international	**610,261**	**31,794**	**29,259**	**2,535**	**1,427**
Domestic operations (Germany)	**193,353**	**11,210**	**10,989**	**221**	**(62)**
Total	**803,614**	**43,004**	**40,248**	**2,756**	**1,365**
International as a percentage of total above	76%	74%	73%	92%	105%

[1] Total gross revenues comprise interest revenues and total noninterest revenues (including net commissions and fee revenues). Total gross expenses comprise interest expense, provision for loan losses and total noninterest expenses.
[2] Before cumulative effect of accounting changes.
[3] Includes balance sheet and income statement data from Africa, which were not material in 2003.

2002 in € m.	Total Assets	Total Gross Revenues[1]	Total Gross Expenses[1]	Income (Loss) Before Taxes[2]	Net Income (Loss)
International operations:					
Europe (excluding Germany)[3]	286,545	18,938	18,618	320	309
North America (primarily U.S.)	205,375	13,352	14,129	(777)	(488)
South America	1,051	963	877	86	52
Asia-Pacific	48,612	3,863	3,271	592	397
Total international	**541,583**	**37,116**	**36,895**	**211**	**270**
Domestic operations (Germany)	**216,772**	**18,026**	**14,698**	**3,328**	**127**
Total	**758,355**	**55,142**	**51,593**	**3,549**	**397**
International as a percentage of total above	71%	67%	72%	6%	68%

[1] Total gross revenues comprise interest revenues and total noninterest revenues (including net commissions and fee revenues). Total gross expenses comprise interest expense, provision for loan losses and total noninterest expenses.
[2] Before cumulative effect of accounting changes.
[3] Includes balance sheet and income statement data from Africa, which were not material in 2002.

2001 in € m.	Total Assets	Total Gross Revenues[1]	Total Gross Expenses[1]	Income (Loss) Before Taxes[2]	Net Income (Loss)
International operations:					
Europe (excluding Germany)[3]	313,068	23,952	22,780	1,172	620
North America (primarily U.S.)	237,456	21,794	22,500	(706)	(901)
South America	2,433	816	708	108	41
Asia-Pacific	57,130	4,842	4,697	145	7
Total international	**610,087**	**51,404**	**50,685**	**719**	**(233)**
Domestic operations (Germany)	**308,135**	**23,156**	**22,072**	**1,084**	**400**
Total	**918,222**	**74,560**	**72,757**	**1,803**	**167**
International as a percentage of total above	66%	69%	70%	40%	N/M

[1] Total gross revenues comprise interest revenues and total noninterest revenues (including net commissions and fee revenues). Total gross expenses comprise interest expense, provision for loan losses and total noninterest expenses.

[2] *Before cumulative effect of accounting changes.*

[3] Includes balance sheet and income statement data from Africa, which were not material in 2001.

N/M – Not meaningful.

[31] Derivative Financial Instruments and Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, the Group enters into a variety of derivative transactions for both trading and nontrading purposes. The Group's objectives in using derivative instruments are to meet customers' needs, to manage the Group's exposure to risks and to generate revenues through trading activities. Derivative contracts used by the Group in both trading and nontrading activities include swaps, futures, forwards, options and other similar types of contracts based on interest rates, foreign exchange rates, credit risk and the prices of equities and commodities (or related indices).

Derivatives Held or Issued for Trading Purposes

The Group trades derivative instruments on behalf of customers and for its own positions. The Group transacts derivative contracts to address customer demands both as a market maker in the wholesale markets and in structuring tailored derivatives for customers. The Group also takes proprietary positions for its own accounts. Trading derivative products include swaps, options, forwards and futures and a variety of structured derivatives which are based on interest rates, equities, credit, foreign exchange and commodities.

Derivatives Held or Issued for Nontrading Purposes

Derivatives held or issued for nontrading purposes primarily consist of interest rate swaps used to manage interest rate risk. Through the use of these derivatives, the Group is able to modify the volatility and interest rate characteristics of its nontrading interest-earning assets and interest-bearing liabilities. The Group is subject to risk from interest rate fluctuations to the extent that there is a gap between the amount of interest-earning assets and the amount of interest-bearing liabilities that mature or reprice in specified periods. The Group actively manages this interest rate risk through, among other things, the use of derivative contracts. Utilization of derivative financial instruments is modified from time to time within prescribed limits in response to changing market conditions, as well as changes in the characteristics and mix of the related assets and liabilities.

The Group also uses cross-currency interest rate swaps to hedge both foreign currency and interest rate risks from securities available for sale.

For these hedges, the Group applies either fair value or cash flow hedge accounting when cost beneficial. When hedging only interest rate risk, fair value hedge accounting is applied for hedges of assets or liabilities with fixed interest rates, and cash flow hedge accounting is applied for hedges of floating interest rates. When hedging both

foreign currency and interest rate risks, cash flow hedge accounting is applied when all functional-currency-equivalent cash flows have been fixed, otherwise fair value hedge accounting is applied.
For the years ended December 31, 2003, 2002 and 2001, net hedge ineffectiveness from fair value hedges, which is based on changes in fair value resulting from changes in the market price or rate related to the risk being hedged, and amounts excluded from the assessment of hedge effectiveness resulted in a loss of € 82 million, a loss of € 81 million and a gain of € 34 million, respectively. As of December 31, 2003, the longest term cash flow hedge outstanding, excluding hedges of existing variable rate instruments, matures in 2013.
Derivatives entered into for nontrading purposes that do not qualify for hedge accounting are also classified as trading assets and liabilities. These include interest rate swaps, credit derivatives, foreign exchange forwards and cross currency interest rate swaps used to economically hedge interest and foreign exchange risk, but for which it is not cost beneficial to apply hedge accounting. Also included are negotiated transactions related to the Group's industrial holdings classified as available for sale, which the Group has entered into for strategic and economic purposes despite the fact that hedge accounting is precluded.
Net (gains) losses of € (13) million, € 226 million and € 27 million from nontrading equity derivatives used to offset fluctuations in employee share-based compensation expense were included in compensation and benefits for the years ended December 31, 2003, 2002 and 2001, respectively.

Derivative Financial Instruments Indexed to Our Own Stock

The Group enters into contracts indexed to Deutsche Bank common shares to acquire shares to satisfy employee share-based compensation awards, and for trading purposes.
At December 31, 2003, the Group had outstanding call options to purchase approximately 3.5 million shares at a weighted-average strike price of € 67.11 per share related to employee share-based compensation awards. The options must be net-cash settled and they mature in less than five years. The fair value of these options amounted to € 37.5 million at December 31, 2003. A € 1 decrease in the price of Deutsche Bank common shares would have reduced the fair value of these options by € 0.8 million.

Related to trading activities, the following derivative contracts that are indexed to Deutsche Bank's own shares are outstanding at December 31, 2003.

Type of Contract	Settlement Alternative	Maturity	Number of Issuers Shares to which Contracts are Indexed	Weighted-average Strike Price (in €)	Effect of Decrease of Share Price by € 1 (€ in thousands)	Fair Value of Contract Asset (Liability) (€ in thousands)
Purchased Options	Net-cash	Up to 3 months	1,610,900	54.63	(300)	14,239
		> 3 months – 1 year	1,681,567	64.38	(693)	15,899
		> 1 year – 5 years	5,495,842	66,73	(1,259)	37,148
Sold Options	Net-cash	Up to 3 months	12,833,072	91.27	516	(6,059)
		> 3 months – 1 year	3,416,600	58,21	209	(20,425)
		> 1 year – 5 years	1,311,213	65,35	1,282	(1,354)
Forward Purchases	Deutsche Bank choice	Up to 3 months	12,000,000	59.25	(12,000)	76,115
	Net-cash/ physical[1]	> 3 months – 1 year	29,779,780	66.25	(29,780)	(33,357)
		>1 year – 5 years	3,720,220	69.00	(3,720)	(15,130)
Forward Sales	Counterparty choice					
	Net-cash/ physical[1]	> 3 months – 1 year	3,067,276	72.76	3,067	26,954
		> 1 year – 5 years	41,195,879	50.65	41,196	(474,562)

[1] Fair values do not differ significantly relating to settlement alternatives.

The above contracts related to trading activities are accounted for as trading assets and liabilities and are thus carried at fair value with changes in fair value recorded in earnings.

Financial Instruments with Off-Balance Sheet Credit Risk

The Group utilizes various lending-related commitments in order to meet the financing needs of its customers. The contractual amount of these commitments is the maximum amount at risk for the Group if the customer fails to meet its obligations. Off-balance sheet credit risk amounts are determined without consideration of the value of any related collateral and reflect the total potential loss on undrawn commitments. The table below summarizes our lending-related commitments:

in € m.	**Dec 31, 2003**	Dec 31, 2002
Commitments to extend credit		
Fixed rates[1]	**22,318**	21,724
Variable rates[2]	**66,566**	81,802

[1] Includes commitments to extend commercial letters of credit and guarantees of € 2.3 billion and € 2.2 billion at December 31, 2003 and 2002, respectively.
[2] Includes commitments to extend commercial letters of credit and guarantees of € 833 million and € 1.3 billion at December 31, 2003 and 2002, respectively.

In addition, as of December 31, 2003, commitments to enter into reverse repurchase and repurchase agreements totaled € 39.3 billion and € 23.5 billion, respectively. Commitments to enter into reverse repurchase and repurchase agreements amounted to € 38.1 billion and € 21.8 billion, respectively, as of December 31, 2002.

As of December 31, 2003 and 2002 the Group had commitments to contribute capital to equity method and other investments totaling € 399 million and € 829 million, respectively.

In connection with building leases, Group companies entered into commitments to purchase premises at the termination of the underlying contracts. The total obligation, primarily based on the estimated market values at termination date in the years 2019, 2020 and 2026 amounts to € 234 million.

The Group also enters regularly into various guarantee and indemnification agreements in the normal course of business. Probable losses under financial guarantees are provided for as part of the allowance for credit losses on lending-related commitments as shown in Note 8. The principal guarantees and indemnifications that the Group enters into are the following:

Financial guarantees, standby letters of credit and performance guarantees, with a carrying amount of € 666 million and € 610 million and with maximum potential payments of € 23.8 billion and € 32.6 billion as of December 31, 2003 and 2002, respectively, generally require the Group to make payments to the guaranteed party based on another's failure to meet its obligations or to perform under an obligating agreement. Most of these guarantees (€ 14.8 billion) mature within five years, for € 1.9 billion the duration is more than five years and € 7.1 billion have revolving terms. These guarantees are collateralized with cash, securities and other collateral of € 5.5 billion and € 5.4 billion as of December 31, 2003 and 2002, respectively.

Market value guarantees with a carrying amount of € 9 million as of December 31, 2002 consist of agreements to pay customers if the value of mutual fund units purchased fall below a certain amount. The maximum amount of potential payments as of December 31, 2002 was € 13.5 billion and represented the total volume guaranteed of the respective funds. These guarantees have revolving terms and generally are not collateralized. The mutual funds to which these guarantees relate are consolidated effective July 1, 2003 with the application of FIN 46. The Group now records a liability on the Consolidated Balance Sheet related to the assets of these mutual funds.

Upon exercise, written put options effectively require the Group to pay for a decline in market value related to the counterparty's underlying asset or liability. The carrying amount and maximum potential payments of written puts as of December 31, 2003 was € 4.9 billion and € 66.2 billion, respectively. The carrying amount and maximum potential payments of written puts as of December 31, 2002, was € 10.4 billion and € 64.5 billion, respectively. More than half of the puts (€ 35.1 billion) mature within one year, € 20.7 billion have remaining exercise periods of more than one and up to five years and € 10.4 billion have remaining terms of more than five years. Additionally, credit derivatives requiring payment by the Group in the event of default of debt obligations have a carrying and maximum potential payment amount of € 1 million and € 53 million, respectively, related to negative market values and € 588 million and € 2.3 billion, respectively, related to positive market values. Nearly all credit derivatives have remaining terms of one to five years. These contracts are typically uncollateralized.

Securities lending indemnifications require the Group to indemnify customers for the replacement costs or market value of securities loaned to third parties in the event the third parties fail to return the securities. These indemnifications had a maximum potential payment amount of € 45.3 billion and € 46.1 billion, at December 31, 2003 and 2002, respectively, with contract terms up to 6 months. The Group primarily receives cash as collateral in excess of the contract amounts. This collateral totaled € 45.9 billion and € 46.6 billion at December 31, 2003 and 2002, respectively.

[32] Concentrations of Credit Risk

The Group distinguishes its credit exposures among the following categories: loans, contingent liabilities, over-the-counter ("OTC") derivatives and tradable assets.

Loans exclude interest-earning deposits with banks, other claims (mostly unsettled balances from securities transactions) and accrued interest and include unearned (deferred) income net of origination costs.

Contingent liabilities include liabilities from guarantees, indemnity agreements and letters of credit. They exclude other commitments such as irrevocable loan commitments and placement and underwriting commitments. They also exclude other quantifiable indemnities and commitments.

OTC derivatives are the Group's credit exposures arising from OTC, derivative transactions. Credit exposure in OTC derivatives is measured by the cost to replace the contract if the counterparty defaults on its obligation, after netting. The costs of replacement amount to only a small portion of the notional amount of a derivative transaction. The Group calculates its credit exposure under OTC derivative transactions at any time as the replacement costs of the transactions based on marking them to market at that time.

Tradable assets, as defined for this purpose, include bonds, other fixed-income products and traded loans.

The following tables represent an overview of the Group's total credit exposure (other than credit exposure arising from repurchase and reverse repurchase agreements, securities lending and borrowing, interest-earning deposits with banks and irrevocable loan commitments) according to the industrial sectors and the geographical regions of the Group's counterparties. Credit exposure for these purposes consists of all transactions where losses might occur due to the fact that counterparties will not fulfill their contractual payment obligations. The gross amount of the exposure has been calculated without taking any collateral into account.

Credit Risk Profile by Industry Sector	Loans		Contingent Liabilities		OTC Derivatives		Tradable Assets		Total	
in € m.	**2003**	2002	**2003**	2002	**2003**	2002	**2003**	2002	**2003**	2002
Banks and insurance	**10,521**	10,720	**4,990**	8,189	**46,597**	44,970	**62,480**	47,686	**124,588**	111,565
Manufacturing	**16,155**	22,545	**7,834**	10,211	**1,997**	2,389	**18,241**	17,142	**44,227**	52,287
Households	**54,937**	53,207	**862**	473	**357**	281	**–**	–	**56,156**	53,961
Public sector	**2,309**	4,584	**377**	241	**3,984**	1,792	**104,648**	95,356	**111,318**	101,973
Wholesale and retail trade	**11,824**	14,467	**2,454**	2,876	**691**	688	**3,589**	2,583	**18,558**	20,614
Commercial real estate activities	**13,606**	18,360	**722**	1,014	**300**	688	**1,447**	2,657	**16,075**	22,719
Other	**38,875**[1]	47,737[1]	**9,298**	11,200	**6,545**	9,487	**38,064**	31,157	**92,782**	99,581
Total	**148,227**	**171,620**	**26,537**	**34,204**	**60,471**	**60,295**	**228,469**	**196,581**	**463,704**	**462,700**

[1] Includes lease financing.

In the following table, exposures have been allocated to regions based on the domicile of the Group's counterparties, irrespective of any affiliations the counterparties may have with corporate groups domiciled elsewhere.

Credit Risk Profile by Region	Loans		Contingent Liabilities		OTC Derivatives		Tradable Assets		Total	
in € m.	**2003**	2002	**2003**	2002	**2003**	2002	**2003**	2002	**2003**	2002
Eastern Europe	**1,372**	1,679	**491**	730	**588**	678	**2,840**	4,186	**5,291**	7,273
Western Europe	**120,136**	133,732	**16,283**	23,618	**35,428**	35,094	**87,969**	76,971	**259,816**	269,415
Africa	**395**	618	**192**	177	**224**	451	**1,086**	951	**1,897**	2,197
Asia/Pacific	**7,176**	8,517	**2,624**	3,561	**7,072**	4,515	**36,019**	30,493	**52,891**	47,086
North America	**17,038**	24,643	**6,752**	5,814	**15,495**	17,698	**94,632**	78,464	**133,917**	126,619
Central and South America	**2,075**	2,373	**195**	296	**571**	597	**3,850**	2,984	**6,691**	6,250
Other[1]	**35**	58	**–**	8	**1,093**	1,262	**2,073**	2,532	**3,201**	3,860
Total	**148,227**	**171,620**	**26,537**	**34,204**	**60,471**	**60,295**	**228,469**	**196,581**	**463,704**	**462,700**

[1] Includes supranational organizations and other exposures that have not been allocated to a single region.

[33] Fair Value of Financial Instruments

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," ("SFAS 107") requires the disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. Quoted market prices, when available, are used as the measure of fair value. In cases where quoted market prices are not available, fair values are based on present value estimates or other valuation techniques. These derived fair values are significantly affected by assumptions used, principally the timing of future cash flows and the discount rate. Because assumptions are inherently subjective in nature, the estimated fair values cannot be substantiated by comparison to independent market quotes and, in many cases, the estimated fair values would not necessarily be realized in an immediate sale or settlement of the instrument. The disclosure requirements of SFAS 107 exclude certain financial instruments and all nonfinancial instruments (e.g., franchise value of businesses). Accordingly, the aggregate fair value amounts presented do not represent management's estimation of the underlying value of the Group.

The following are the estimated fair values of the Group's financial instruments recognized on the Consolidated Balance Sheet, followed by a general description of the methods and assumptions used to estimate such fair values.

in € m.	Carrying Amount Dec 31, 2003	Dec 31, 2002	Fair Value Dec 31, 2003	Dec 31, 2002
Financial Assets				
Cash and due from banks	**6,636**	8,979	**6,636**	8,979
Interest-earning deposits with banks	**14,649**	25,691	**14,660**	25,715
Central bank funds sold and securities purchased under resale agreements and securities borrowed	**185,215**	155,258	**185,351**	155,302
Trading assets	**345,371**	294,679	**345,371**	294,679
Securities available for sale	**24,631**	21,619	**24,631**	21,619
Other investments	**2,398**	4,504	**2,398**	4,504
Loans (excluding leases), net	**140,963**	163,002	**143,014**	165,486
Other financial assets	**53,812**	49,201	**53,812**	49,211
Financial Liabilities				
Noninterest-bearing deposits	**28,168**	30,558	**28,168**	30,558
Interest-bearing deposits	**277,986**	297,067	**278,262**	296,936
Trading liabilities	**153,234**	131,212	**153,234**	131,212
Central bank funds purchased and securities sold under repurchase agreements and securities loaned	**117,250**	99,499	**117,348**	99,515
Other short-term borrowings	**22,290**	11,573	**22,315**	11,581
Other financial liabilities	**72,132**	46,718	**72,126**	46,693
Long-term debt[1]	**97,480**	107,158	**97,848**	108,414

[1] Includes trust preferred securities as of December 31, 2002.

Methods and Assumptions

For short-term financial instruments, defined as those with remaining maturities of 90 days or less, the carrying amounts were considered to be a reasonable estimate of fair value. The following instruments were predominantly short-term:

Assets	*Liabilities*
Cash and due from banks	Interest-bearing deposits
Central bank funds sold and securities purchased under resale agreements and securities borrowed	Central bank funds purchased and securities sold under repurchase agreements and securities loaned
Interest-earning deposits with banks	Other short-term borrowings
Other financial assets	Other financial liabilities

For those components of the above listed financial instruments with remaining maturities greater than 90 days, fair value was determined by discounting contractual cash flows using rates which could be earned for assets with similar remaining maturities and, in the case of liabilities, rates at which the liabilities with similar remaining maturities could be issued as of the balance sheet date.

Trading assets (including derivatives), trading liabilities and securities available for sale are carried at their fair values.

For short-term loans and variable rate loans which reprice within 90 days, the carrying value was considered to be a reasonable estimate of fair value. For those loans for which quoted market prices were available, fair value was based on such prices. For other types of loans, fair value was estimated by discounting future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. In addition, the specific loss component of the allowance for loan losses, including recoverable amounts of collateral, was considered in the fair value determination of loans. Other investments consist primarily of investments in equity instruments (excluding, in accordance with SFAS 107, investments accounted for under the equity method).

Other financial assets consisted primarily of accounts receivable, accrued interest receivable, cash and cash margins with brokers and due from customers on acceptances.

Noninterest-bearing deposits do not have defined maturities. Fair value represents the amount payable on demand as of the balance sheet date.

Other financial liabilities consisted primarily of accounts payable, accrued interest payable, accrued expenses and acceptances outstanding.

The fair value of long-term debt was estimated by using market quotes, as well as discounting the remaining contractual cash flows using a rate at which the Group could issue debt with a similar remaining maturity as of the balance sheet date.

The fair value of commitments to extend credit was estimated by using market quotes. On this basis, at December 31, 2003, the fair value of commitments to extend credit approximated the allowance for these commitments of € 101 million.

[34] Litigation

On December 20, 2002, the U.S. Securities and Exchange Commission, the National Association of Securities Dealers, the New York Stock Exchange, the New York Attorney General, and the North American Securities Administrators Association (on behalf of state securities regulators) announced an agreement in principle with ten investment banks to resolve investigations relating to research analyst independence. Deutsche Bank Securities Inc. ("DBSI"), the U.S. SEC – registered broker – dealer subsidiary of Deutsche Bank, was one of the ten investment banks. Pursuant to the agreement in principle, and subject to finalization and approval of the settlement by DBSI, the Securities and Exchange Commission and state regulatory authorities, DBSI agrees, among other things: (i) to pay € 40 million, of which € 20 million is a civil penalty and € 20 million is for restitution for investors, (ii) to adopt internal structural and operational reforms that will further augment the steps it has already taken to ensure research analyst independence and promote investor confidence, (iii) to contribute € 20 million spread over five years to provide third-party research to clients, (iv) to contribute € 4 million towards investor education, and (v) to adopt restrictions on the allocation of shares in initial public offerings to corporate executives and directors. On April 28, 2003, U.S. securities regulators announced a final settlement of the research analyst investigations with most of these investment banks. Shortly before this date, DBSI located certain e-mail that was inadvertently not produced during the course of the investigation. As a result, DBSI was not part of the group of investment banks settling on that day. DBSI has cooperated fully with the regulators to ensure that all relevant e-mail is produced and is hopeful that this matter will be resolved shortly.

Due to the nature of its business, the Group is involved in litigation, arbitration and regulatory proceedings in Germany and in a number of jurisdictions outside Germany, including the United States, arising in the ordinary course of business. Such matters are subject to many uncertainties, and the outcome of individual matters is not predictable with assurance. Although the final resolution of any such matters could have a material effect on the Group's consolidated operating results for a particular reporting period, the Group believes that it should not materially affect its consolidated financial position.

[35] Terrorist Attacks in the United States

As a result of the terrorist attacks in the United States on September 11, 2001, the Group's office buildings located at 130 Liberty Street and 4 Albany Street in New York were severely damaged. The Group's leased property and all leasehold improvements at 4 World Trade Center were destroyed. The Group's employees located at these office buildings, in addition to employees located in leased properties at 14-16 Wall Street, were relocated to contingency premises immediately following the terrorist attacks. Since then, these employees have re-occupied the premises at 14-16 Wall Street or have moved to other permanent locations in the New York area.

Costs incurred by the Group as a result of the terrorist attacks include, but are not limited to, write-offs of fixed assets, expenses incurred to replace fixed assets that were damaged, relocation expenses, and expenses incurred to secure and maintain the damaged properties at 130 Liberty Street and 4 Albany Street. The Group has and continues to make claims for its costs related to the terrorist attacks, including those related to business interruption, through its insurance policies. These policies have coverage limits of U.S. $ 1.7 billion in total damages and a U.S. $ 750 million sub-limit for business interruption, service interruption and extra expenses. During 2003, the Group reached a settlement with two of its four insurers. In February 2004, the Group, its other two insurers and the Lower Manhattan Development Corporation (LMDC) reached an agreement under which the building at 130 Liberty Street will be taken down. The demolition will be paid for by the LMDC, subject to a cap amount above which costs will be borne by the two insurers. As part of the agreement, the LMDC is also expected to purchase the underlying land. Although announced, this agreement is subject to the final approval of the LMDC. The remaining claim with the two insurers has been directed to a binding arbitration process for final resolution.

As of December 31, 2003, the Group has received payments related to the partial settlement and other advances of approximately U.S. $ 676 million. At the conclusion of its remaining claim, which is dependent on the arbitration process discussed above, the Group believes that it will recover substantially all of its costs under its insurance policies. Pending that final settlement, however, there can be no assurance that all of the costs incurred, losses from business interruption, losses from service interruption or extra expenses will be paid by the insurance carriers. For the years ended December 31, 2003, 2002 and 2001, no losses have been recorded by the Group.

[36] Supplementary Information to the Consolidated Financial Statements According to § 292a HGB

As a condition for the exemption under § 292a HGB, group accounts following U.S. GAAP must be prepared in conformity with the disclosure requirements of the European Union. The Consolidated Financial Statements of Deutsche Bank are in accordance with the Directives 83/349/EWG and 86/635/EWG with regard to the following information. These supplementary comments and disclosures do not refer definitely to items of our p&l or balance sheet formats according to U.S. GAAP. E.g. the item "Loans and advances to customers" is composed inter alia of partial amounts of loans, net, securities borrowed, securities purchased under resale agreements, and other assets.

Treasury bills and other bills eligible for refinancing with central banks

in € m.	**Dec 31, 2003**	Dec 31, 2002
Treasury bills and similar securities	**4,946**	7,653
Other bills eligible for refinancing with central banks	**483**	90
Total	**5,429**	**7,743**

Loans and advances to credit institutions and customers

in € m.	**Dec 31, 2003**	Dec 31, 2002
Loans and advances to credit institutions	**91,805**	**126,203**
Repayable on demand	**21,994**	65,444
Remaining maturity of		
up to three months	**52,693**	46,572
more than three months and up to one year	**6,564**	8,993
more than one year and up to five years	**5,816**	3,953
more than five years	**4,738**	1,241
Loans and advances to customers	**300,108**	**261,214**
Remaining maturity of		
up to three months	**191,154**	141,039
more than three months and up to one year	**22,169**	23,338
more than one year and up to five years	**38,185**	43,041
more than five years	**48,600**	53,796

Debt securities and other fixed-income securities

in € m.	**Dec 31, 2003**	Dec 31, 2002
Issued by public-sector issuers	**87,982**	88,742
Issued by other issuers	**128,209**	91,981
Total	**216,191**	**180,723**

Structure and development of other investments

in € m.	Equity Method Investments	Other Equity Investments	**Total**
Acquisition cost			
as of Jan 1, 2003	6,220	4,729	**10,949**
impairment	617	277	**894**
change in the group of consolidated companies	(133)	(289)	**(422)**
effects of exchange rate changes	(174)	(386)	**(560)**
additions	2,766	148	**2,914**
transfers	57	(57)	**-**
disposals	2,076	1,299	**3,375**
as of Dec 31, 2003	6,043	2,569	**8,612**
Amortization			
as of Jan 1, 2003	181	–	**181**
change in the group of consolidated companies	–	–	**-**
effects of exchange rate changes	27	–	**27**
additions	1	–	**1**
transfers	–	–	**-**
disposals	167	–	**167**
as of Dec 31, 2003	42	–	**42**
Book values			
as of Dec 31, 2003	6,001	2,569	**8,570**

Shareholdings in banks held at equity amounted to € 2,544 million (2002: € 2,227 million). Other equity investments included participating interests in the amount of € 1,133 million (2002: € 2,525 million), of which € 12 million (2002: € 69 million) related to investments in banks.

The list of shareholdings is deposited with the Commercial Register in Frankfurt am Main, but can also be ordered free of charge.

Loans from and advances and liabilities to participating interests and investments held at equity

Loans and advances to participating interests and investments held at equity, trading assets related to these investees as well as debt securities available for sale issued by these investees amounted to € 5,979 million (2002: € 8,024 million).

Liabilities to participating interests and investments held at equity as well as trading liabilities related to these investees were € 1,869 million (2002: € 2,778 million).

Intangible assets and premises and equipment

Land and buildings with a book value totaling € 2,178 million (2002: € 3,819 million) were used within the scope of our own activities.

in € m.	Goodwill	Other Intangible Assets	Premises and Equipment	**Total**
Cost of acquisition/manufacture				
as of Jan 1, 2003	11,077	1,467	13,749	**26,293**
impairment	114	0	27	**141**
change in the group of consolidated companies	(638)	10	(203)	**(831)**
effects of exchange rate changes	(1,326)	(231)	(609)	**(2,166)**
additions	–	5	991	**996**
transfers	–	–	–	**–**
disposals	–	72	4,207	**4,279**
as of Dec 31, 2003	8,999	1,179	9,694	**19,872**
Amortization/depreciation				
as of Jan 1, 2003	2,705	56	4,866	**7,627**
change in the group of consolidated companies	(205)	–	(34)	**(239)**
effects of exchange rate changes	(236)	(9)	(219)	**(464)**
additions	–	22	826	**848**
transfers	–	–	–	**–**
disposals	–	12	1,531	**1,543**
as of Dec 31, 2003	2,264	57	3,908	**6,229**
Book value				
as of Dec 31, 2003	6,735	1,122	5,786	**13,643**

Subordinated assets

The total amount of subordinated assets was € 1,198 million (2002: € 2,523 million).

Liabilities to credit institutions and customers

in € m.	Dec 31, 2003	Dec 31, 2002
Amounts owed to credit institutions	**238,393**	**232,113**
Repayable on demand	145,241	153,086
With agreed maturity dates or periods of notice		
up to three months	68,239	53,686
more than three months and up to one year	8,762	9,585
more than one year and up to five years	8,309	8,140
more than five years	7,842	7,616
Savings deposits	**27,315**	**28,386**
With agreed periods of notice		
up to three months	19,009	16,550
more than three months and up to one year	6,256	9,256
more than one year and up to five years	2,026	2,557
more than five years	24	23
Other liabilities to customers	**274,312**	**241,882**
Repayable on demand	117,083	118,973
With agreed maturity dates or periods of notice		
up to three months	136,064	96,101
more than three months and up to one year	7,096	9,074
more than one year and up to five years	7,893	9,878
more than five years	6,176	7,856
Debt securities issued	**74,664**	**87,093**
Other liabilities evidenced by paper	**42,335**	**34,981**
Remaining maturity of		
up to three months	19,950	18,048
more than three months and up to one year	18,599	15,133
more than one year and up to five years	2,921	1,640
more than five years	865	160

Provisions

in € m.	Dec 31, 2003	Dec 31, 2002
Provisions for pensions and similar obligations	893	995
Provisions for taxes	5,317	5,080
Provisions in insurance business	8,834	8,352
Other provisions	6,279	6,717
Total	**21,323**	**21,144**

Subordinated liabilities

The following table shows the significant subordinated liabilities:

Currency	Amount	Issuer/Type	Interest Rate	Maturity
DM	1,400,000,000.–	Deutsche Bank AG, bearer participatory certificate of 1992	8.75%	Jun 30, 2004
EUR	1,100,000,000.–	Deutsche Bank AG, bond of 2003	5.13%	Jan 31, 2013
EUR	1,000,000,000.–	Deutsche Bank AG, bond of 2003	5.33%	Sep 19, 2023
EUR	750,000,000.–	Deutsche Bank Finance N.V., Curaçao, callable note of 2002	5.38%	Mar 27, 2012
EUR	500,000,300.–	DB Capital Funding LLC III, Wilmington/USA, issue proceeds passed on to Deutsche Bank AG	6.60%	Jun 30, 2029
U.S.$	500,000,000.–	Deutsche Bank Finance N.V., Curaçao, callable note of 2002	var. 1.67%	Mar 27, 2012
U.S.$	1,100,000,000.–	Deutsche Bank Financial Inc., Dover/USA, „Yankee"-bond von 1996	6.70%	Dec 13, 2006
U.S.$	550,000,000.–	Deutsche Bank Financial Inc., Dover/USA, medium-term note of 2000	7.50%	Apr 25, 2009
U.S.$	650,000,000.–	DB Capital Funding LLC I, Wilmington/USA, issue proceeds passed on to Deutsche Bank AG	7.87%	Jun 30, 2009
U.S.$	800,000,000.–	Deutsche Bank Financial Inc., Dover/USA, „Yankee"-bond of 2003	5.38%	Mar 2, 2015

For the above subordinated liabilities there is no premature redemption obligation on the part of the issuers. In the case of liquidation or insolvency, the claims and interest claims resulting from these liabilities are subordinate to those claims of all creditors of the issuers that are not also subordinated. These conditions also apply to the subordinated borrowings not specified individually.

Foreign currency

The table shows the effects of exchange rate changes on the balance sheet:

in € m.	**Dec 31, 2003**	Dec 31, 2002
Foreign currency assets	**402,900**	417,400
thereof U.S.$	**232,500**	231,900
Foreign currency liabilities (excluding capital and reserves)	**433,200**	392,700
thereof U.S.$	**258,100**	221,500
Change in total assets owing to parity changes for foreign currencies[1]	**(61,800)**	(52,900)
thereof due to U.S.$	**(41,500)**	(36,900)

[1] Based on the asset side.

Trust activities

Trust assets:

in € m.	**Dec 31, 2003**	Dec 31, 2002
Interest-earning deposits with banks	**640**	1,660
Securities available for sale	**1,374**	25
Loans	**2,959**	2,690
Others	**6,884**	936
Total	**11,857**	**5,311**

Trust liabilities:

in € m.	Dec 31, 2003	Dec 31, 2002
Deposits	**9,695**	1,569
Short-term borrowings	**0**	340
Long-term debt	**779**	2,441
Others	**1,383**	961
Total	**11,857**	**5,311**

Interest revenues

Interest revenues include interest income from debt securities available for sale and other investments in the amount of € 588 million (2002: € 1,257 million).

Dividend income from securities available for sale and other investments

Dividend income from securities available for sale and other investments amounted to € 386 million (2002: € 385 million). Included in this figure are dividend income on equity securities available for sale in the amount of € 278 million (2002: € 264 million).

Commission income

Commissions receivable amounted to € 11,817 million (2002: € 15,348 million) and commissions payable to € 2,485 million (2002: € 4,514 million), especially in securities business and for asset management.
The following administration and agency services were provided for third parties: custodian, asset management, administration of trust assets, referral of mortgages, insurance policies and property finance agreements, as well as mergers & acquisitions.

Staff costs

in € m.	2003	2002
Wages and salaries	**8,824**	9,265
Social security costs	**1,671**	2,093
thereof: those relating to pensions	**491**	805
Total	**10,495**	**11,358**

Other operating income and expenses

Other income from ordinary activities consisted above all of net income from real estate, net income from investment companies as well as income from derivatives used as hedges.
Other current expenses from ordinary activities consisted, among other things, of additions to provisions not relating to lending or securities business, expenses for residential property maintenance of Deutsche Wohnen AG, Eschborn, and other taxes.

Result from financial investments

in € m.	**2003**	2002
Result from securities available for sale	**20**	3,523
Result from other investments[1]	**(100)**	812
Total	**(80)**	**4,335**

[1] Excluding investments held at equity and investments held by designated investment companies.

Extraordinary items

There are no extraordinary items to be reported for 2003 and 2002.

Board of Managing Directors and Supervisory Board

In 2003, the total compensation of the Board of Managing Directors was € 28,005,459 (2002: € 27,205,945), thereof € 23,693,460 (2002: € 22,449,960) for variable components. Former members of the Board of Managing Directors of Deutsche Bank AG or their surviving dependents received € 31,218,859 (2002: € 31,964,054). In addition to a fixed payment of € 736,117 (2002: € 174,580), the Supervisory Board received dividend-related emoluments totaling € 1,354,264 (2002: € 1,752,156).

Provisions for pension obligations to former members of the Board of Managing Directors and their surviving dependents totaled € 173,794,918 (2002: € 181,757,309).

At the end of 2003, loans and advances granted and contingent liabilities assumed for members of the Board of Managing Directors amounted to € 95,000 (2002: € 259,000) and for members of the Supervisory Board of Deutsche Bank AG to € 473,000 (2002: € 539,400).

Staff

The average number of effective staff employed in 2003 was 69,440 (2002: 82,935) of whom 29,786 (2002: 36,077) were women. Part-time staff are included in these figures proportionately. An average of 38,420 (2002: 45,623) staff members worked abroad.

Other publications

The list of mandates gives details of mandates in Germany and abroad. It can be obtained free of charge.

Reconciliation comments

Differences in accounting and measurement methods in the Consolidated Financial Statements: U.S. GAAP compared to German Commercial Code (HGB).

In contrast to German reporting, U.S. Generally Accepted Accounting Principles (U.S. GAAP) seek creditor protection by providing relevant information rather than by conservative reporting and valuation rules. In the following cases, the different objective of U.S. GAAP leads to different accounting and valuation methods or to different reporting in the Consolidated Financial Statements:

Trading assets. Trading assets include securities held for trading purposes and positive market values from outstanding derivative financial instruments. They are carried at fair value on the balance sheet with the changes in fair value reported in trading revenues. This leads to the recognition of earnings which are qualified as unrealized gains under German law. Furthermore, positive market values from derivative financial instruments are not carried on the balance sheet under German commercial law.

Netting in trading activities. Trading assets and trading liabilities are netted if there is an enforceable master netting agreement. Similarly, positive and negative market values from derivative financial instruments with the same counterparty are netted under existing master netting agreements. Furthermore, long and short positions in a marketable security are also reported net (so-called "CUSIP/ISIN netting").

Securities available for sale. Financial assets classified as securities available for sale are carried at fair value, whereby, unrealized gains and losses are reported within "shareholders' equity" and realized gains and losses are recorded in earnings. Under the German Commercial Code these holdings are carried at lower-of-cost-or-market on the balance sheet.

Goodwill. Under U.S. GAAP, goodwill is not amortized but tested for impairment on an ongoing basis. Under the German Commercial Code and German Accounting Standards, goodwill is amortized over a period of up to 20 years.

Premises and equipment

Tax bases. The tax bases are not reported in the U.S. GAAP financial statements. As a result, premises and equipment are usually carried at a higher value compared with statements prepared under the German Commercial Code.

Software costs. Certain costs for self-developed software are capitalized if the specific conditions of U.S. GAAP are fulfilled. Under the German Commercial Code, all software costs are expensed as incurred.

Trading liabilities. Trading liabilities comprise short positions and negative market values from derivative financial instruments, unless they have been netted with trading assets. The German Commercial Code requires short positions to be reported under liabilities to banks and/or liabilities to customers. Negative market values from derivative financial instruments generally result in the recognition of provisions for possible losses from pending transactions, unless certain requirements for netting within "valuation units" are fulfilled.

Provisions

for pension plans and similar obligations. Forecasted salary growth is taken into account in the actuarial calculation of pension provisions. Adjustments of current pension payments are deferred and not fully written off immediately. Also, market interest rates are utilized.

In case of pension trusts whose designated trust assets serve solely to secure the long-term pension commitments made by the bank and therefore are segregated from the bank's other operating assets, the pension liabilities are offset with the designated plan assets for reporting purposes. The corresponding profit components are also offset. The German Commercial Code does not allow such offsetting for balance sheet and P&L reporting purposes.

Deferred taxes. Deferred taxes are recorded in accordance with the balance sheet-related temporary differences concept whereby the carrying amounts of individual assets and liabilities in the balance sheet are compared with the values for tax purposes. Temporary differences between these values result in deferred tax assets or deferred tax liabilities. On the other hand, tax deferrals according to the German Commercial Code are only admissible as timing differences between commercial-law results and the profit to be calculated in accordance with tax regulations.

Own bonds/own shares. Repurchased own bonds are extinguished. Differences between cost and issuing value are recognized in the statement of income.

Own shares (treasury shares) are deducted from shareholders' equity with their acquisition cost. Gains and losses are directly attributed to additional paid-in capital.

Minority interests. Minority interests are reported as other liabilities.

Trust business. In accordance with its economic content, trust business which the bank transacts in its own name, but for third-party account, is not reported in the balance sheet.

[37] Corporate Governance

Deutsche Bank AG and its only German listed consolidated subsidiary, Deutsche Wohnen AG, have approved the Declaration of Conformity in accordance with § 161 of the German Corporation Act (AktG) and made it accessible to shareholders.

[38] Board of Managing Directors in the Reporting Year

Josef Ackermann
Spokesman

Clemens Börsig

Tessen von Heydebreck

Hermann-Josef Lamberti

Risk Report

Risk Management

The wide variety of our businesses requires us to identify, measure, aggregate and manage our risks effectively, and to allocate our capital among our businesses appropriately. We manage risk through a framework of risk principles, organizational structures and risk measurement and monitoring processes that are closely aligned with the activities of our Group Divisions.

Risk Management Principles

The following key principles underpin our approach to risk management:

- Our Board of Managing Directors provides overall risk management supervision for our consolidated Group as a whole. Our Supervisory Board regularly monitors our risk profile.
- Our Group Risk Committee has responsibility for management and control of our risks.
- We manage credit, market, liquidity, operational and business risks in a coordinated manner at all relevant levels within our organization.
- The structure of our global risk management department is closely aligned with the structure of our Group Divisions.
- The risk management function is independent of our Group Divisions.

Risk Management Organization

Our Group Chief Risk Officer, who is a member of our Board of Managing Directors, is responsible for all risk management activities within our consolidated Group. The Group Chief Risk Officer chairs our Group Risk Committee, which has the mandate to:

- Define our risk appetite in a manner that is consistent with our overall business strategies;
- Approve risk policies, procedures and methodologies that are consistent with our risk appetite;
- Manage the portfolio of risks throughout our organization;
- Develop and implement a Group-wide consistent and applicable methodology for the measurement of Risk Adjusted Return on Economic Capital; and
- Approve the organizational structure of our risk management department and appoint its key management personnel.

The Group Risk Committee has delegated some of its tasks to sub-committees, the most relevant being the Group Credit Policy Committee. Among others it reviews credit policies, industry reports and country risk limit applications throughout the Group.

For each of our Group Divisions, we then have a divisional risk unit that has the mandate to:

- Ensure that the business conducted within its division is consistent with the risk appetite the Group Risk Committee has set;
- Formulate and implement risk policies, procedures and methodologies that are appropriate to the businesses within its division;
- Approve credit risk and market risk limits;
- Conduct periodic portfolio reviews to ensure that the portfolio of risks is within acceptable parameters; and
- Develop and implement risk management infrastructures and systems that are appropriate for its division.

Our controlling, audit and legal departments support our risk management function. They operate independently both of the Group Divisions and of the risk management department. The role of the controlling department is to quantify the risk we assume and ensure the quality and integrity of our risk-related data. Our audit department reviews the compliance of our internal control procedures with internal and regulatory standards. Our legal department provides legal advice and support on topics including collateral arrangements and netting.

Categories of Risk

The most important risks we assume are specific banking risks and risks arising from the general business environment.

Specific Banking Risks

Our risk management processes distinguish among four kinds of specific banking risks: credit risk, market risk, liquidity risk and operational risk.

Credit risk arises from all transactions that give rise to actual, contingent or potential claims against any counterparty, obligor or borrower (which we refer to collectively as "counterparties"). This is the largest single risk we face. We distinguish among three kinds of credit risk:

- *Default risk* is the risk that counterparties fail to meet contractual payment obligations.
- *Country risk* is the risk that we may suffer a loss, in any given country, due to any of the following reasons: a possible deterioration of economic conditions, political and social upheaval, nationalization and expropriation of assets, government repudiation of indebtedness, exchange controls and disruptive currency depreciation or devaluation.
- *Settlement risk* is the risk that the settlement or clearance of transactions will fail. It arises whenever the exchange of cash, securities and/or other assets is not simultaneous.

Market risk arises from the uncertainty concerning changes in market prices and rates (including interest rates, equity prices, foreign exchange rates and commodity prices), the correlations among them and their levels of volatility.

Liquidity risk is the risk to our earnings and capital arising from our potential inability to meet obligations when they are due without incurring unacceptable losses.

Operational risk is the potential for incurring losses in relation to employees, project management, contractual specifications and documentation, technology, infrastructure failure and disasters, external influences and customer relationships. This definition includes, among others, legal and regulatory risk, and is based on regulatory discussions concerning operational risk.

General Business Risk

General business risk describes the risk we assume due to potential changes in general business conditions, such as our market environment, client behavior and technological progress. This can affect our earnings if we fail to quickly adjust to these changing conditions.

Insurance Specific Risks

Following the sale of Deutscher Herold insurance companies to Zurich Financial Services Group in 2002, we are no longer engaged in any activities that result in insurance-specific risks that are material to the Group.

Risk Management Tools

We use a comprehensive range of quantitative tools and metrics for monitoring and managing risks. Some of these tools are common to a number of risk categories, while others are tailored to the particular features of specific risk categories. These quantitative tools and metrics generate the following types of information:

- Information that quantifies the susceptibility of the market value of single positions or portfolios to changes in market parameters (commonly referred to as sensitivity analysis);
- Information that measures aggregate risk using statistical techniques, taking into account the interdependencies and correlations between individual risks; and
- Information that quantifies exposures to losses that could arise from extreme movements in market prices or rates, using scenario analysis to simulate crisis situations.

We also calculate risk data for regulatory purposes.

As a matter of policy, we continuously assess the appropriateness and the reliability of our quantitative tools and metrics in light of our changing risk environment. The following are the most important quantitative tools and metrics we currently use to measure, manage and report our risk:

Expected Loss

We use expected loss as a measure of the default, transfer, and settlement risk parts of our credit risk. Expected loss is a measurement of the credit loss we can expect within a one-year period on our credit exposure, based on our historical loss experience. When calculating expected loss, we take credit risk ratings, collateral, maturities and statistical averaging procedures into account to reflect the risk characteristics of our different types of exposures and facilities. All parameter assumptions are based on long-term statistical averages of our internal default and loss history as well as external benchmarks.

We use expected loss as a tool of our risk management process and as part of our management reporting systems. We also use the applicable results of the expected loss calculations when establishing the other inherent loss allowance included in our financial statements. Applicable results in this context are those that are used to estimate losses inherent in loans and contingent liabilities that are not already considered in the specific loss component of our allowance or our allowance for smaller-balance standardized homogeneous loans.

Economic Capital

Economic capital is a measure designed to state the amount of capital we need to absorb very severe unexpected losses arising from our exposures. "Very severe" in this context means a probability of 99.98% that our aggregated losses within one year will not exceed our economic capital for that year. We calculate economic capital for the default risk, transfer risk and settlement risk elements of credit risk, for market risk, for operational risk and for general business risk.

We use economic capital to show an aggregated view of our risk position from individual business lines up to our consolidated Group level. We also use economic capital (as well as goodwill and other non-amortizing intangibles) in order to allocate our book capital among our businesses. This enables us to assess each business unit's risk-adjusted profitability, which is a key metric in managing our financial resources in order to optimize the value generated for our shareholders. In addition, we consider economic capital results, in particular for credit risk, when we measure the risk-adjusted profitability of our client relationships.

Value-at-Risk

We use the value-at-risk approach to derive quantitative measures for our trading book market risks under normal market conditions. Our value-at-risk figures play a role in both internal and external (regulatory) reporting. For a given portfolio, value-at-risk measures the potential future loss (in terms of market value) that, under normal market conditions, will not be exceeded with a defined confidence level in a defined period. The value-at-risk for a total portfolio represents a measure of our aggregated market risk (aggregated using pre-determined correlations) in that portfolio.

Stress Testing

We supplement our analysis of market risk with stress testing. We perform stress tests because value-at-risk calculations are based on relatively recent historical data and only purport to estimate risk up to a defined confidence level. Therefore, they only reflect possible losses under relatively normal market conditions. Stress tests help us determine the effects of potentially extreme market developments on the market values of our assets. We use stress testing to determine the amount of economic capital we need to allocate to cover our market risk exposure under extreme market conditions.

Regulatory Risk Reporting

German banking regulators assess our capacity to assume risk in several ways, which are described more detailed in Note [22].

Credit Risk

Credit risk makes up the largest part of our risk exposures. We manage our credit risk following these principles:

- Every extension of credit to any counterparty requires approval at the appropriate authority level.
- All of our Group Divisions must apply consistent standards in arriving at their credit decisions.
- The approval of credit limits for counterparties and the management of our individual credit exposures must fit within our portfolio guidelines and our credit strategies, and each decision is also based on a risk-versus-return analysis.
- Every material change to a credit facility (such as its tenor, collateral structure or major covenants) requires approval at the appropriate authority level.
- We assign credit approval authorities to individuals according to their qualifications, experience and training, and we review these periodically.
- We measure and consolidate all our credit exposures to each obligor on a global consolidated basis that applies across our consolidated Group. We define an "obligor" as a group of individual borrowers or counterparties that are linked to one another by any of a number of criteria we have established, including capital ownership, voting rights, demonstrable control, other indication of group affiliation; or are jointly and severally liable for all or significant portions of the credit we have extended.

Credit Risk Ratings

A primary element of the credit approval process is a detailed risk assessment of every credit exposure associated with an obligor. Our risk assessment procedures consider both the creditworthiness of the counterparty and the risks related to the specific type of credit facility or exposure. This risk assessment not only affects the outcome of the credit decision, but also influences the level of decision-making authority we require to extend the credit, the terms and conditions of the transaction and the monitoring procedures we apply to the ongoing exposure.

We have our own in-house assessment methodologies, scorecards and rating scale for evaluating our client groupings. Our granular 26-grade rating scale enables us to compare our internal ratings with common market practice and ensures comparability between different sub-portfolios of our institution. While we generally rate all our credit exposures individually, at times we rely on rating averages for measuring risk. When we assign our internal risk ratings, we compare them with external risk ratings assigned to our counterparties by the major international rating agencies, where possible.

The 26-grade rating scale is calibrated on a probability of default measure, which is based on a statistical analysis of historical defaults in our portfolio. We express these measures as a percentage probability that a counterparty will default on our exposure to it. We then assign these probabilities of default to categories that we regard as fundamentally equivalent to those of the major international rating agencies.

Credit Limits

Credit limits set forth maximum credit exposures we are willing to assume over specified periods. They relate to products, conditions of the exposure and other factors. Our credit policies also establish special procedures (including lower approval thresholds and more senior approval personnel) for exceptional cases when we may assume exposures beyond established limits. These exceptions provide a degree of flexibility for unusual business opportunities, new market trends and other similar factors.

Exposure Measurement for Approval Purposes

In making credit decisions, we measure and consolidate globally all exposures and facilities to the same obligor that carry credit risk. This includes loans, repurchase agreements, reverse repurchase agreements, letters of credit, guarantees and derivative transactions. Unless prohibited by regulations we exclude exposures that, in our opinion, do not expose us to any significant default risk. In addition, we typically exclude exposures relating to other categories of risk, such as market risk. These risks are subject to scrutiny under their own individual policies. For approval purposes, we do not distinguish between committed and uncommitted or advised and unadvised facilities. We treat any prolongation of an existing credit exposure as a new credit decision requiring the appropriate procedures and approvals.

A credit analysis forms the basis of every credit decision we make. This analysis contains an assessment of the material information necessary for a decision regarding a credit exposure. A credit report is then generated from this analysis. We generally update our credit reports annually and require credit reports for all initial credit approvals and for subsequent internal reviews; in case of medium-sized customers in Germany we make use of automatic monitoring systems based on current account and financial statement information. Where the credit officer is made aware of a serious deterioration of credit quality, either through the automatic monitoring system or other sources of information such as his normal credit analysis, he is compelled to prepare a new credit report and hence provides a new credit decision. Credit reports must contain the following: an overview of our relevant limits and exposures, a summary of our internal rating history of the counterparty, an overview of the particular facilities, key financial data, a short description of the reason for the report's submission and a summary credit risk assessment.

Monitoring Default Risk

We monitor all of our credit exposures on a continuing basis using the risk management tools described above. We also have procedures in place to identify at an early stage credit exposures for which there may be an increased risk of loss. Accountability for recognition of problem credits rests with the relationship manager or comparable front office personnel in conjunction with the appropriate credit officer. We believe that customers where problems could arise must be identified well in advance to effectively manage the credit exposure. The objective of an early warning system is to address potential problems while adequate alternatives for action are still available. This early detection is a tenet of our credit culture and is intended to ensure that greater attention is paid to such an exposure.

In instances where we have identified customers where problems might arise, the respective exposure is placed on a watchlist. Additionally, we may refer individual exposures to a special loan management team. Within our consumer credit exposure, as described below, the delinquency status is tracked, which is the main basis for the transfer to a special loan management team. The function of this group is to effectively manage problem exposures by taking prompt corrective action to ensure asset values are preserved and losses are minimized. The special loan management team performs this function either through consultation with the credit unit or direct management of an exposure.

During 2003, the Loan Exposure Management Group (LEMG) was formed. As part of the bank's overall framework of risk management, LEMG helps to manage the credit risk within the investment-grade loan portfolio for all loans with an original maturity greater than six months (excluding medium-sized German companies) on behalf of all Corporate and Investment Bank Group Division businesses.

LEMG provides the respective Corporate and Investment Bank Group Division businesses with a central pricing reference for new loan applications based on capital markets conditions. LEMG proactively distributes and mitigates credit risk and provides additional diversification of our loan portfolio through techniques that include but are not limited to the following: credit derivatives, securitization, loan sales and other structured products.

Credit Exposure

We define our total credit exposure as all transactions where losses might occur due to the fact that counterparties may not fulfill their contractual payment obligations. We calculate the gross amount of the exposure without taking into account any collateral, other credit enhancement or credit protection transactions. When we describe our credit exposure, we distinguish between the following categories: loans, contingent liabilities, over-the-counter derivatives, and tradable assets. Listed below are some further details concerning our credit exposure categories:

- *"Loans"* exclude interest-earning deposits with banks, other claims (mostly unsettled balances from securities transactions) and accrued interest and include unearned (deferred) income net of origination costs.
- *"Contingent Liabilities"* include liabilities from guarantees, indemnity agreements and letters of credit. As of December 31, 2003, we excluded other quantifiable indemnities and commitments of € 108.1 billion, of which € 45.3 billion relate to securities lending on behalf of customers and € 62.8 billion relate to forward committed repurchase and reverse repurchase agreements. We also exclude other commitments such as irrevocable loan and placement and underwriting commitments. These exclusions were € 88.9 billion on December 31, 2003, and € 103.5 billion on December 31, 2002. At year-end 2003, 83% of our irrevocable loan commitments were to counterparties rated at the equivalent of investment-grade debt ratings from the major international rating agencies.
- *"OTC Derivatives"* are our credit exposures arising from over-the-counter, or OTC, derivative transactions. Credit exposure in OTC derivatives is measured by the cost to replace the contract if the counterparty defaults on its obligations, after netting. The costs of replacement amount to only a small portion of the notional amount of a derivative transaction. We calculate our credit exposure under OTC derivatives transactions at any time as the replacement costs of the transactions based on marking them to market at that time.
- *"Tradable Assets"* as defined for this purpose, include bonds, other fixed-income products and traded loans.

Our total credit exposure can be classified under two broad headings: corporate credit exposure and consumer credit exposure.

- Our consumer credit exposure consists of our smaller-balance standardized homogeneous loans, which include personal loans, residential and nonresidential mortgage loans, overdrafts and loans to self-employed and small business customers of our private and retail business.
- Our corporate credit exposure consists of all remaining exposures not defined as consumer credit exposure. Corporate credit exposure is the largest credit exposure and is discussed below in more detail.

Corporate Credit Exposure

The following table breaks down our corporate credit exposure (other than credit exposure arising from repurchase and reverse repurchase agreements, securities lending and borrowing, interest-earning deposits with banks and irrevocable loan commitments) according to the creditworthiness categories of our counterparties.

	Loans		Contingent Liabilities		OTC Derivatives		Tradable Assets		Total	
in € m.	**Dec 31, 2003**	Dec 31, 2002	**Dec 31, 2003**	Dec 31, 2002	**Dec 31, 2003**	Dec 31, 2002	**Dec 31, 2003**	Dec 31, 2002	**Dec 31, 2003**	Dec 31, 2002
AAA-AA	**12,167**	11,043	**2,992**	3,275	**27,014**	22,977	**126,010**	120,732	**168,183**	158,027
A	**13,871**	16,610	**5,627**	6,061	**17,195**	20,281	**33,383**	24,949	**70,076**	67,901
BBB	**26,265**	30,549	**7,886**	10,598	**11,750**	10,745	**32,676**	27,115	**78,577**	79,007
BB	**25,292**	37,269	**6,573**	9,534	**3,784**	5,528	**23,417**	17,426	**59,066**	69,757
B	**5,749**	11,590	**1,799**	3,472	**621**	640	**6,756**	3,701	**14,925**	19,403
CCC and below	**6,947**	9,611	**1,660**	1,264	**107**	124	**6,227**	2,658	**14,941**	13,657
Total	**90,291**	**116,672**	**26,537**	**34,204**	**60,471**	**60,295**	**228,469**	**196,581**	**405,768**	**407,752**

The above table illustrates not only a general reduction in our lending-related credit exposures, which mainly took place in the U.S. and Germany, but also reflects an improvement in the credit quality of our loan book. The change in the creditworthiness of our corporate loan book in 2003 compared to 2002 is a consequence of an improving global economic climate in which our counterparties operate. This is evidenced by the portion of our corporate loan book carrying an investment-grade rating increasing from 50% on December 31, 2002, to 58% on December 31, 2003, with a corresponding reduction in the portion of our corporate loan book being classified as sub-investment grade.

Consumer Credit Exposure

Our consumer credit exposure consists of our smaller-balance standardized homogeneous loans primarily in Germany, Italy and Spain, which include personal loans, residential and nonresidential mortgage loans, overdrafts and loans to self-employed and small business customers of our private and retail business. This portfolio collectively represents a large number of individual smaller-balance loans to consumers and small businesses. We allocate this portfolio into various sub-portfolios according to our major product categories and geographical dispersion.

The table below presents consumer loan delinquencies in terms of loans that are 90 days or more past due and net credit costs, which are the net provisions charged during the period, after recoveries. Loans 90 days or more past due and net credit costs are both expressed as a percentage of total exposure.

	Total Exposure in € m.		90 Days or More Past Due as a % of Total Exposure		Net Credit Costs as a % of Total Exposure	
	Dec 31, 2003	Dec 31, 2002	**Dec 31, 2003**	Dec 31, 2002	**Dec 31, 2003**	Dec 31, 2002
Consumer Credit Exposure Germany						
Consumer and Small Business Financing	**10,550**	11,326	**2.54**	1.91	**1.36**	0.75
Mortgage Lending	**34,617**	33,610	**2.33**	2.10	**0.28**	0.09
Consumer Credit Exposure Other Europe	**12,769**	10,012	**1.54**	4.14	**0.52**	0.59
Total Consumer Credit Exposure	**57,936**	**54,948**	**2.19**	**2.43**	**0.53**	**0.32**

The volume of our consumer credit exposure rose by € 3.0 billion, or 5.4%, from 2002 to 2003, driven mainly by our Spanish and Italian businesses. Total net credit costs increased from 0.32% of our total exposure in 2002 to 0.53% in 2003, mainly due to the impact of the difficult economic environment in Germany on the individual financial situation of some of our customers and falling real estate values in Germany. Net credit costs in Other European businesses remained materially unchanged. Loans delinquent by 90 days or more decreased from 2.43% to 2.19% reflecting increases in Germany more than offset by strong decreases in Other Europe. The sharp reduction of loans delinquent by 90 days or more in Other Europe resulted from charge-offs in the amount of € 240 million due to refinements of processes and procedures in the third quarter of 2003.

Total Credit Exposure

Our total credit exposures were € 576.2 billion on December 31, 2003, and € 600.7 billion on December 31, 2002. These figures include the exposures shown in the following table, as well as credit exposures arising from repurchase and reverse repurchase agreements, securities lending and borrowing, interest-earning deposits with banks and irrevocable loan commitments.

The following table breaks down our total credit exposure (other than credit exposure arising from repurchase and reverse repurchase agreements, securities lending and borrowing, interest-earning deposits with banks and irrevocable loan commitments) according to the industry sectors of our counterparties.

	Loans		Contingent Liabilities		OTC Derivatives		Tradable Assets		Total	
in € m.	**Dec 31, 2003**	Dec 31, 2002	**Dec 31, 2003**	Dec 31, 2002	**Dec 31, 2003**	Dec 31, 2002	**Dec 31, 2003**	Dec 31, 2002	**Dec 31, 2003**	Dec 31, 2002
Banks and insurance	**10,521**	10,720	**4,990**	8,189	**46,597**	44,970	**62,480**	47,686	**124,588**	111,565
Manufacturing	**16,155**	22,545	**7,834**	10,211	**1,997**	2,389	**18,241**	17,142	**44,227**	52,287
Households	**54,937**	53,207	**862**	473	**357**	281	**–**	–	**56,156**	53,961
Public sector	**2,309**	4,584	**377**	241	**3,984**	1,792	**104,648**	95,356	**111,318**	101,973
Wholesale and retail trade	**11,824**	14,467	**2,454**	2,876	**691**	688	**3,589**	2,583	**18,558**	20,614
Commercial real estate activities	**13,606**	18,360	**722**	1,014	**300**	688	**1,447**	2,657	**16,075**	22,719
Other	**38,875**[1]	47,737[1]	**9,298**	11,200	**6,545**	9,487	**38,064**	31,157	**92,782**	99,581
Total	**148,227**	**171,620**	**26,537**	**34,204**	**60,471**	**60,295**	**228,469**	**196,581**	**463,704**	**462,700**

[1] Includes lease financing.

The exposure to Households, as shown in the table above, primarily reflects our consumer credit exposure.

The following table breaks down our total credit exposure (other than credit exposure arising from repurchase and reverse repurchase agreements, securities lending and borrowing, interest-earning deposits with banks and irrevocable loan commitments) by geographical region. For this table, we have allocated exposures to regions based on the domicile of our counterparties, irrespective of any affiliations the counterparties may have with corporate groups domiciled elsewhere.

	Loans		Contingent Liabilities		OTC Derivatives		Tradable Assets		Total	
in € m.	**Dec 31, 2003**	Dec 31, 2002	**Dec 31, 2003**	Dec 31, 2002	**Dec 31, 2003**	Dec 31, 2002	**Dec 31, 2003**	Dec 31, 2002	**Dec 31, 2003**	Dec 31, 2002
Eastern Europe	**1,372**	1,679	**491**	730	**588**	678	**2,840**	4,186	**5,291**	7,273
Western Europe	**120,136**	133,732	**16,283**	23,618	**35,428**	35,094	**87,969**	76,971	**259,816**	269,415
Africa	**395**	618	**192**	177	**224**	451	**1,086**	951	**1,897**	2,197
Asia-Pacific	**7,176**	8,517	**2,624**	3,561	**7,072**	4,515	**36,019**	30,493	**52,891**	47,086
North America	**17,038**	24,643	**6,752**	5,814	**15,495**	17,698	**94,632**	78,464	**133,917**	126,619
Central and South America	**2,075**	2,373	**195**	296	**571**	597	**3,850**	2,984	**6,691**	6,250
Other[1]	**35**	58	**–**	8	**1,093**	1,262	**2,073**	2,532	**3,201**	3,860
Total	**148,227**	**171,620**	**26,537**	**34,204**	**60,471**	**60,295**	**228,469**	**196,581**	**463,704**	**462,700**

[1] Includes supranational organizations and other exposures that we have not allocated to a single region.

Credit Exposure from Derivatives

The following table shows the notional amounts and gross market values of OTC and exchange-traded derivative contracts we held for trading and nontrading purposes as of December 31, 2003.

December 31, 2003	Notional Amount Maturity Distribution				Positive Market Value	Negative Market Value	Net Market Value
in € m.	Within One Year	>1 and ≤5 Years	After Five Years	Total			
Interest-rate-related transactions:							
OTC products:							
FRAs	911,860	67,385	44	979,289	572	(752)	(180)
Interest rate swaps (single currency)	3,138,669	4,029,380	3,213,600	10,381,649	167,263	(159,648)	7,615
Purchased interest rate options	200,892	453,959	422,469	1,077,320	25,451		25,451
Written interest rate options	186,951	463,175	472,712	1,122,838	–	(25,183)	(25,183)
Other interest rate trades	–	–	–	–	–	–	–
Exchange-traded products:							
Interest rate futures	191,196	77,232	1,687	270,115	–	–	–
Purchased interest rate options	129,935	36,299	–	166,234	122	–	122
Written interest rate options	106,545	32,623	–	139,168	–	(87)	(87)
Sub-total	4,866,048	5,160,053	4,110,512	14,136,613	193,408	(185,670)	7,738
Currency-related transactions:							
OTC products:							
Forward exchange trades	600,239	32,811	1,812	634,862	16,910	(18,696)	(1,786)
Cross currency swaps	734,874	228,535	135,950	1,099,359	30,187	(27,199)	2,988
Purchased foreign currency options	169,231	18,517	3,530	191,278	5,668	–	5,668
Written foreign currency options	171,650	21,207	1,909	194,766	–	(5,734)	(5,734)
Exchange-traded products:							
Foreign currency futures	6,154	8	–	6,162	–	–	–
Purchased foreign currency options	1,729	160	–	1,889	22	–	22
Written foreign currency options	1,945	160	–	2,105	–	(29)	(29)
Sub-total	1,685,822	301,398	143,201	2,130,421	52,787	(51,658)	1,129
Equity/index-related transactions:							
OTC products:							
Equity Forward	–	72	5	77	12	–	12
Equity/index swaps	37,965	35,474	5,151	78,590	2,930	(5,561)	(2,631)
Purchased equity/index options	42,929	46,368	9,685	98,982	12,168	–	12,168
Written equity/index options	41,237	67,988	11,779	121,004	–	(12,989)	(12,989)
Credit Derivatives	35,219	231,779	86,214	353,212	6,724	(9,498)	(2,774)
Exchange-traded products:							
Equity/index futures	34,597	255	–	34,852	–	–	–
Equity/index purchased options	31,742	21,306	1,775	54,823	4,854	–	4,854
Equity/index written options	32,213	22,736	1,035	55,984	–	(4,241)	(4,241)
Sub-total	255,902	425,978	115,644	797,524	26,688	(32,289)	(5,601)
Other transactions:							
OTC products:							
Precious metal trades	21,914	26,484	5,231	53,629	3,452	(2,892)	560
Nonprecious metal trades	29,929	11,440	436	41,805	6,516	(5,567)	949
Exchange-traded products:							
Futures	1,632	759	49	2,440	–	–	–
Purchased options	2,821	1,022	1	3,844	272	–	272
Written options	2,983	1,063	1	4,047	–	(241)	(241)
Sub-total	59,279	40,768	5,718	105,765	10,240	(8,700)	1,540
Total OTC business	**6,323,559**	**5,734,574**	**4,370,527**	**16,428,660**	**277,853**	**(273,719)**	**4,134**
Total exchange-traded business	**543,492**	**193,623**	**4,548**	**741,663**	**5,270**	**(4,598)**	**672**
Total	**6,867,051**	**5,928,197**	**4,375,075**	**17,170,323**	**283,123**	**(278,317)**	**4,806**
Positive market values after netting agreements					**65,653**		

To reduce our derivatives-related credit risk, we regularly seek the execution of master agreements (such as the International Swap Dealers Association contract for swaps) with our clients. A master agreement allows the offsetting of the obligations arising under all of the derivatives contracts the agreement covers upon the counterparty's default, resulting in one single net claim against the counterparty (called "close-out netting"). In addition, we also enter into "payment netting" agreements under which we net non-simultaneous settlement of cash flows, reducing our principal risk. We frequently enter into these agreements in our foreign exchange business.

For internal credit exposure measurement purposes, we only apply netting when we believe it is legally enforceable for the relevant jurisdiction and counterparty. Also, we enter into collateral support agreements to enhance our risk management capacity. These collateral arrangements generally provide risk mitigation through periodic (usually daily) margining of the covered portfolio or transactions and termination of the master agreement if the counterparty fails to honor a collateral call. As with netting, when we believe the collateral is enforceable we reflect this in our exposure measurement.

As the replacement values of our portfolios fluctuate with movements in market rates and with changes in the transactions in the portfolios, we also estimate the potential future replacement costs of the portfolios over their lifetimes or, in case of collateralized portfolios, over appropriate unwind periods. We measure our potential future exposure against separate limits, which can be a multiple of the credit limit. We supplement our potential future exposure analysis with stress tests to estimate the immediate impact of market events on our exposures (such as event risk in our Emerging Markets portfolio).

Treatment of Default Situations Under Derivatives. Unlike in the case of our standard loan assets, we generally have more options to manage the credit risk in our OTC derivatives when movement in the current replacement costs of the transactions and the behavior of our counterparty indicate that there is the risk that upcoming payment obligations under the transactions might not be honored. In these situations, we frequently are able to obtain additional collateral or terminate the transactions or the related master agreement.

When our decision to terminate transactions or the related master agreement results in a residual net obligation of the counterparty, we restructure the obligation into a nonderivative claim and manage it through our regular workout process. As a consequence, we do not show any nonperforming derivatives.

Country Risk

We manage country risk through a number of risk measures and limits, the most important being:

Total Counterparty Exposure. We set limits on our aggregate credit exposure to counterparties that we view as being at risk if economic or political events occur, and which could lead to widespread credit defaults in a particular country (a "country risk event").

We include all credit extended to counterparties domiciled in that country (including non-guaranteed subsidiaries of foreign entities). We also include credit extended to offshore subsidiaries of those local clients.

Transfer Risk Exposure. Arises where we extend credit from one of our offices in one country to a counterparty in a different country. We define the transfer risk component of such credit risk as arising where an otherwise solvent and willing debtor is unable to meet its obligations due to the imposition of governmental or regulatory controls restricting its ability either to obtain foreign exchange or to transfer assets to nonresidents (a "transfer risk event").

- For internal risk management purposes, transfer risk includes credit we have extended to our own international branches and subsidiaries, although for this disclosure we have not included these transactions.

Highly-Stressed Event Risk Scenarios. We use stress testing to measure potential market risk on our trading positions and view these as market risks.

Country Risk Ratings

Our country risk ratings represent a key tool in our management of country risk. In 2003, we replaced the country credit risk rating with sovereign foreign and local currency ratings. Our ratings now include:

- *Sovereign Ratings.* They estimate the probability of the sovereign defaulting on its foreign or local currency obligations, respectively.
- *Transfer Risk Rating.* An estimate of the probability of a transfer risk event (usually as part of a country risk event).
- *Event Risk Rating.* For further details see "Market Risk" below.

Our ratings are established by an independent country risk research function within our Credit Risk Management department.

All sovereign ratings and transfer risk ratings are reviewed, and revised or reaffirmed, at least annually by the Group Credit Policy Committee. Our country risk research group also reviews, at least quarterly, our ratings for the major Emerging Markets countries in which we conduct business. Ratings for countries that we view as particularly volatile, as well as all event risk scenario ratings, are subject to continuous review.

We also regularly compare our internal risk ratings with the ratings of the major international rating agencies.

Country Risk Limits

We manage our exposure to country risk through a framework of limits. We set country limits for all Emerging Markets countries as defined below. They include limits on total counterparty exposure, transfer risk exposure, and event risk scenario risk. Limits are reviewed at least annually, in conjunction with the review of country risk ratings. Country limits are set by either our Board of Managing Directors or by our Group Credit Policy Committee, pursuant to delegated authority.

Monitoring Country Risk

We charge our Group Divisions with the responsibility of managing their country risk within the approved limits. The regional units within Credit Risk Management monitor our country risk based on information provided by our controlling function. Our Group Credit Policy Committee also reviews data on transfer risk.

The bank specifically monitors its exposure to Emerging Markets. For this purpose, Emerging Markets are defined as including all countries in Latin America (including the Caribbean), Asia (excluding Japan), Eastern Europe, the Middle East and Africa. In connection with this strategy, our Credit Risk Management department focuses particularly on our total counterparty exposure to Emerging Markets countries and regularly provides reports to our Group Credit Policy Committee.

Country Risk Exposure

The following charts show the development of total Emerging Markets counterparty exposure (net of collateral), and the utilized Emerging Markets transfer risk exposure (net of collateral) by region.



Total Emerging Markets
Net Counterparty Exposure
in € bn.
Total Net Counterparty Exposure (excl. irrevocable commitments)
Total Net Counterparty Exposure (excl. irrevocable commitments and OTC derivatives)
20
15
10
5
0
2003
2002
2001
Utilized Emerging Markets
Net Transfer Risk Exposure
in € bn.
2003
2002
2001
3
2
1
0
Asia (excluding Japan)
Latin America
Eastern Europe
Middle East
Africa

On December 31, 2003, our utilized transfer risk exposure to Emerging Markets (net of collateral) amounted to € 4.9 billion, down from € 6.4 billion on December 31, 2002 and € 7.6 billion on December 31, 2001.

Measuring our Default and Transfer Risk Exposures

We measure our exposure to default and transfer risk using expected loss and economic capital calculations. We base our expected loss and economic capital calculations on that part of our total credit exposure that we feel is exposed to default and transfer risk. We exclude exposures that we treat as subject to risks other than default and transfer risk (e.g., exposure for which we assign economic capital under market risk policies).

The following table shows our default and transfer risk exposure, and expected loss and economic capital, by Group Division, as we calculate it for expected loss and economic capital purposes.

December 31, 2003 in € m.	Corporate and Investment Bank	Private Clients and Asset Management	Other[1]	Total Group
Loans	74,197	71,182	2,848	148,227
OTC derivatives	60,376	95	–	60,471
Contingent liabilities	22,226	3,841	470	26,537
Irrevocable loan commitments	82,671	5,943	270	88,884
Repurchase and reverse repurchase agreements and securities lending and borrowing	8,981	1	–	8,982
Interest-earning deposits with banks	14,475	137	38	14,650
Total credit exposure[2]	262,926	81,199	3,626	347,751
Expected loss[2]	574	264	4	842
Economic capital usage for default and transfer risk[2]	5,600	1,146	37	6,783

[1] Primarily relates to the Corporate Investments Group Division.
[2] Excludes tradable assets.

Credit Loss Experience and Allowance for Loan Losses

We establish an allowance for loan losses that represents our estimate of probable losses in our loan portfolio. The responsibility for determining our allowance for loan losses rests with credit risk management. The components of this allowance are:

Specific Loss Component: Allowances we maintain to cover the default risk of specific exposures.

Inherent Loss Component
- *Country Risk Allowance:* Allowances we maintain to cover credit losses inherent in our pool of cross border loans to borrowers located in certain countries solely as a result of transfer risks.
- *Smaller-Balance Standardized Homogeneous Loan Loss Allowance:* Allowances we maintain at a portfolio level to cover credit losses inherent in these types of loans.
- *Other Inherent Loss Allowance:* Allowances we maintain as an estimate of credit losses that we have not otherwise identified.

Specific Loss Component

The specific loss component relates to all loans deemed to be impaired, following an assessment of the counterparty's ability to repay. A loan is considered to be impaired when we determine that it is probable that we will be unable to collect all interest and principal due in accordance with the terms of the loan agreement. We determine the amount, if any, of the specific provision we should make, taking into account the present value of expected future cash flows, the fair value of the underlying collateral or the market price of the loan.
We regularly re-evaluate all credit exposures that have already been specifically provided for, as well as all credit exposures that appear on our watchlist.

Inherent Loss Component

The inherent loss component relates to all other loans we do not individually provide for, but which we believe to have incurred some inherent loss on a portfolio basis.

Country Risk Allowance. We establish a country risk allowance for loan exposures in countries where we have serious doubts about the ability of our counterparties to comply with the repayment terms due to the economic or political situation prevailing in the respective countries of domicile, that is, for transfer risks. We determine the percentage rates for our country risk allowance on the basis of a comprehensive matrix that encompasses both historical loss experience and market data, such as economic, political and other relevant factors affecting a country's financial condition. In making our decision, we focus primarily on the transfer risk ratings that we assign to a country and the amount and type of collateral.

Smaller-Balance Standardized Homogeneous Loan Loss Allowance. Our smaller-balance standardized homogeneous portfolio includes smaller-balance personal loans, residential and nonresidential mortgage loans, overdrafts and loans to self-employed and small business customers of our private and retail business. These loans are evaluated for inherent loss on a collective basis, based on analyses of historical loss experience from each product type according to criteria such as past due status and collateral recovery values. The resulting allowance encompasses the loss inherent both in current and performing loans, as well as in delinquent and nonperforming loans within the smaller-balance standardized homogeneous loan portfolio.

Other Inherent Loss Allowance. This component of the allowance represents an estimate of our inherent losses resulting from the imprecisions and uncertainties in determining credit losses. This estimate of inherent losses excludes those exposures we have already considered in the specific loss component as described above or considered when establishing our allowance for smaller-balance standardized homogeneous loans. We have historically used a ratio of an entity's historical average losses (net of recoveries) to the historical average of its loan exposures, the result of which we applied to our corresponding period end loan exposures and adjusted the result for relevant environmental factors. As a consequence of our improved risk management processes and capabilities, in 2002 we refined the measure for calculating our other inherent loss allowance. This refinement was made in order to make the provision more sensitive to the prevailing credit environment and less based on historical loss experience. The new measurement incorporates the expected loss results, which we generate as part of our economic capital calculations, outlined above. Therefore, the new measurement considers, among other factors, our internal rating information which results in a better reflection of the current economic situation and consequently provides better guidance for losses inherent in the portfolio that have not yet been individually identified.

Charge-off Policy

We take charge-offs based on credit risk management's assessment when we determine that the loans are non-collectable. We generally charge off a loan when all economically sensible means of recovery have been exhausted. Our determination considers information such as the occurrence of significant changes in the borrower's financial position such that the borrower can no longer pay the obligation, or that the proceeds from collateral will not be sufficient to pay the loan.

Prior to 2001, our entities regulated outside the United States, which accounted for approximately 87% of our net charge-offs in 2000, consistently charged off loans when all legal means of recovery had been exhausted. This practice resulted in charge-offs occurring at a later date than for our entities regulated in the United States.

We began to develop a methodology in 2001 to bring our worldwide charge-off practices more into line with industry practices in the United States and had anticipated that the timing of our charge-offs would accelerate. In 2001, entities regulated outside the United States began to implement this change, which resulted in a higher level of charge-offs relative to that which would have occurred under the prior practice.

Problem Loans

Our problem loans are comprised of nonaccrual loans, loans 90 days or more past due and still accruing and troubled debt restructurings. As of December 31, 2003 all loans where known information about possible credit problems of borrowers causes management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms are included in our problem loans. Additionally, as of December 31, 2003, we have other interest-bearing assets that are nonperforming derived from a distressed loan portfolio held for sale in Asia amounting to € 126 million. However, these are not included in our total problem loans.
The following table presents the components of our 2003 and 2002 problem loans:

			Dec 31, 2003			Dec 31, 2002
in € m.	**Impaired Loans[1]**	**Nonperforming Homogeneous Loans**	**Total**	Impaired Loans[1]	Nonperforming Homogeneous Loans	Total
Nonaccrual loans	**4,980**	**1,062**	**6,042**	8,497	1,601	10,098
Loans 90 days or more past due and still accruing	**74**	**306**	**380**	233	276	509
Troubled debt restructurings	**201**	**–**	**201**	192	–	192
Total problem loans	**5,255**	**1,368**	**6,623**	**8,922**	**1,877**	**10,799**

[1] Loans for which we determine that it is probable that we will be unable to collect all principal and interest due according to the contractual terms of the loan agreements.

The decrease in our total problem loans in 2003 is due to € 1.9 billion of gross charge-offs, a € 0.2 billion reduction due to deconsolidations, a € 0.5 billion reduction as a result of exchange rate movements and a € 1.6 billion net reduction of problem loans. The overall decrease in problem loans includes effects from refinements of processes and procedures relating to the smaller-balance standardized homogeneous portfolio in the third quarter 2003, namely € 460 million reduction in nonperforming smaller-balance standardized homogeneous loans less than 90 days past due and € 240 million charge-offs. Included in the € 1.4 billion nonperforming smaller-balance standardized homogeneous loans, as of December 31, 2003, are € 1.3 billion of loans that are 90 days or more past due as well as € 0.1 billion of loans that are less than 90 days past due but in the judgment of management the accrual of interest should be ceased.

The following table illustrates our total problem loans based on the domicile of our counterparty (within or outside Germany) for the last five years.

in € m.	**Dec 31, 2003**	Dec 31, 2002	Dec 31, 2001	Dec 31, 2000	Dec 31, 1999
Nonaccrual loans					
German	**3,448**	4,587	6,538	3,730	3,899
Non-German	**2,594**	5,511	4,990	2,824	2,104
Total nonaccrual loans	**6,042**	**10,098**	**11,528**[1]	**6,554**	**6,003**
Loans 90 days or more past due and still accruing					
German	**335**	439	658	1,028	985
Non-German	**45**	70	189	470	1,275
Total loans 90 days or more past due and still accruing	**380**	**509**	**847**	**1,498**	**2,260**
Troubled debt restructurings					
German	**20**	38	57	14	242
Non-German	**181**	154	222	141	154
Total troubled debt restructurings	**201**	**192**	**279**	**155**	**396**

[1] Total nonaccrual loans for 2001 includes approximately € 3.4 billion of impaired loans that were classified as potential problem loans in 2000.

Nonaccrual Loans. We place a loan on nonaccrual status if either:

- the loan has been in default as to payment of principal or interest for 90 days or more and the loan is neither well secured nor in the process of collection, or
- the loan is not yet 90 days past due, but in the judgment of management the accrual of interest should be ceased before 90 days because it is probable that we will be unable to collect all principal and interest due according to the contractual terms of the loan agreement.

When a loan is placed on nonaccrual status, any accrued but unpaid interest previously recorded is reversed against current period interest revenue. Cash receipts of interest on nonaccrual loans are recorded as either interest revenue or a reduction of principal according to management's judgment as to collectability of principal.

As of December 31, 2003, our nonaccrual loans totaled € 6.0 billion, a net decrease of € 4.1 billion, or 40%, from 2002. The net decrease in nonaccrual loans is due to charge-offs, deconsolidations, exchange rate movements, refinements in processes and procedures, net exposure reductions and improved credit quality.

As of December 31, 2002, our nonaccrual loans totaled € 10.1 billion, a net decrease of € 1.4 billion, or 12%, from 2001. The net decrease in nonaccrual loans is mainly due to charge-offs, deconsolidations and exposure reductions, partially offset by loans classified as nonaccrual for the first time.

Loans Ninety Days or More Past Due and Still Accruing. These are loans in which contractual interest or principal payments are 90 days or more past due but on which we continue to recognize interest revenue. These loans are well secured and in the process of collection.

In 2003, our 90 days or more past due and still accruing interest loans totaled € 380 million, a net decrease of € 129 million, or 25% to 2002. This decrease is mainly due to the placing of loans on nonaccrual status.

In 2002, our 90 days or more past due and still accruing interest loans decreased by € 338 million, or 40% to € 509 million. This decrease is mainly due to deconsolidations (€ 217 million), the placing of loans on nonaccrual status and charge-offs.

Troubled Debt Restructurings. Troubled debt restructurings are loans that we have restructured due to deterioration in the borrower's financial position. We may restructure these loans in one or more of the following ways:

- Reducing the stated interest rate for the remaining portion of the original life of the debt;
- Extending the maturity date (or dates) at an interest rate lower than the current market rate for new debt with a similar risk profile;
- Reducing the face amount or maturity amount of the debt; and
- Reducing the accrued interest on the debt.

If a borrower performs satisfactorily for one year under a restructured loan involving a modification of terms, we no longer consider that borrower's loan to be a troubled debt restructuring, unless at the time of restructuring the new interest rate was lower than the market rate for similar credit risks. These loans are not included in the reported troubled debt restructurings amounts.

The volume of troubled debt restructurings is materially unchanged from that of December 31, 2002.

Our troubled debt restructurings totaled € 192 million as of December 31, 2002, a decrease of 31% from 2001. The decrease in our troubled debt restructurings is mainly due to exposure reductions and loans now classified as nonaccrual.

The following table shows the approximate effect on interest revenue of nonaccrual loans and troubled debt restructurings. It shows the gross interest income that would have been recorded in 2003 if those loans had been current in accordance with their original terms and had been outstanding throughout 2003 or since their origination, if we only held them for part of 2003. It also shows the amount of interest income on those loans that was included in net income for 2003. On the nonperforming other interest bearing assets we experienced a reduction of interest revenue of € 21 million.

in € m.	**2003**
German loans	
Gross amount of interest that would have been recorded at original rate	**155**
Less interest, net of reversals, recognized in interest revenue	**68**
Reduction of interest revenue	**87**
Non-German loans	
Gross amount of interest that would have been recorded at original rate	**162**
Less interest, net of reversals, recognized in interest revenue	**17**
Reduction of interest revenue	**145**
Total reduction of interest revenue	**232**

Allowance for Loan Losses

The following table sets forth the components of our allowance for loan losses by industry of the borrower, and the percentage of our total loan portfolio accounted for by those industry classifications, on the dates specified. The breakdown between German and non-German borrowers is based on the location of the borrowers.

in € m. (except percentages)	Dec 31, 2003		Dec 31, 2002		Dec 31, 2001		Dec 31, 2000		Dec 31, 1999	
German:										
Specific loan loss allowance:										
Banks and insurance	38	3%	37	1%	7	3%	67	4%	6	2%
Manufacturing	338	6%	317	5%	427	5%	668	5%	707	5%
Households (excluding mortgages)	68	10%	121	8%	102	5%	110	5%	64	5%
Households-mortgages	17	17%	5	15%	73	13%	58	12%	171	13%
Public sector	–	1%	–	1%	–	8%	–	8%	–	8%
Wholesale and retail trade	154	3%	130	3%	187	2%	359	3%	407	4%
Commercial real estate activities	350	8%	287	9%	643	11%	773	9%	689	9%
Other	378	9%	479	9%	606	9%	840	11%	990	13%
Specific German total	1,343		1,376		2,045		2,875		3,034	
Inherent loss allowance	472		495		1,098		1,395		1,435	
German total	**1,815**	**57%**	**1,871**	**51%**	**3,143**	**56%**	**4,270**	**57%**	**4,469**	**59%**
Non-German:										
Specific loan loss allowance	1,128		1,768		1,675		1,702		1,575	
Inherent loss allowance	338		678		767		773		1,237	
Non-German total	**1,466**	**43%**	**2,446**	**49%**	**2,442**	**44%**	**2,475**	**43%**	**2,812**	**41%**
Total allowance for loan losses	**3,281**	**100%**	**4,317**	**100%**	**5,585**	**100%**	**6,745**	**100%**	**7,281**	**100%**
Total specific allowance	2,471		3,144		3,720		4,577		4,609	
Total inherent loss allowance	810		1,173		1,865		2,168		2,672	
Total allowance for loan losses	**3,281**		**4,317**		**5,585**		**6,745**		**7,281**	

Movements in the Allowance for Loan Losses. We record increases to our allowance for loan losses as an expense on our Consolidated Statement of Income. If we determine that we no longer need provisions we have taken previously, we decrease our allowance and record the amount as a reduction of the provision on our Consolidated Statement of Income. Charge-offs reduce our allowance while recoveries increase the allowance without affecting the Consolidated Statement of Income.

The following table sets forth a breakdown of the movements in our allowance for loan losses for the periods specified.

in € m. (except percentages)	2003	2002	2001	2000	1999
Allowance at beginning of year	**4,317**	**5,585**	**6,745**	**7,281**	**6,516**
Charge-offs					
German					
Banks and insurance	**3**	8	7	13	5
Manufacturing	**57**	196	280	123	127
Households (excluding mortgages)	**169**	400	214	37	41
Households-mortgages	**30**	45	27	39	48
Public sector	**–**	–	–	–	–
Wholesale and retail trade	**41**	140	192	60	81
Commercial real estate activities	**59**	127	209	148	158
Lease financing	**–**	–	1	3	2
Other	**217**	567	426	220	147
Total German	**576**	1,483	1,356	643	609
Non-German					
Excluding lease financing	**1,318**	1,244	697	652	215
Lease financing only	**–**	1	2	1	15
Total Non-German	**1,318**	1,245	699	653	230
Total charge-offs	**1,894**	**2,728**	**2,055**	**1,296**	**839**
Recoveries					
German					
Banks and insurance	**–**	–	–	–	1
Manufacturing	**7**	4	4	10	8
Households (excluding mortgages)	**48**	24	15	3	2
Households-mortgages	**–**	2	2	–	–
Public sector	**–**	–	–	–	–
Wholesale and retail trade	**6**	3	1	–	–
Commercial real estate activities	**2**	3	–	3	5
Lease financing	**–**	–	–	–	–
Other	**36**	42	11	35	5
Total German	**99**	78	33	51	21
Non-German					
Excluding lease financing	**67**	34	34	24	23
Lease financing only	**1**	–	–	–	6
Total Non-German	**68**	34	34	24	29
Total recoveries	**167**	**112**	**67**	**75**	**50**
Net charge-offs	**1,727**	**2,616**	**1,988**	**1,221**	**789**
Provision for loan losses	**1,113**	2,091	1,024	478	725
Other changes (currency translation and allowance related to acquisitions/divestitures)	**(422)**	(743)	(196)	207	829
Allowance at end of year	**3,281**	**4,317**	**5,585**	**6,745**	**7,281**
Percentage of total net charge-offs to average loans for the year	**1.04%**	1.15%	0.71%	0.39%	0.31%

The following table presents an analysis of the changes in the international component of the allowance for loan losses. As of December 31, 2003, 45% of our total allowance was attributable to international clients.

in € m.	2003	2002	2001	2000	1999
Allowance at beginning of year	**2,446**	**2,441**	**2,475**	**2,812**	**1,918**
Charge-offs	**1,318**	1,245	699	653	230
Recoveries	**68**	34	34	24	29
Net charge-offs	**1,250**	1,211	665	629	201
Provision for loan losses	**590**	1,500	710	219	296
Other changes (currency translation and allowance related to acquisitions/divestitures)	**(320)**	(284)	(79)	73	799
Allowance at end of year	**1,466**	**2,446**	**2,441**	**2,475**	**2,812**

Our allowance for loan losses as of December 31, 2003 was € 3.3 billion, 24% lower than the € 4.3 billion at the end of 2002. The decrease in our allowance balance was principally due to charge-offs exceeding our net provisions. This is as a result of exposures being provided largely in 2002 and subsequently written-off in 2003, predominantly in the telecommunications industry. Also, € 422 million of the overall reduction in our allowance for loan losses can be attributed both to exchange rate movements and to deconsolidations.

Our gross charge-offs amounted to € 1.9 billion in 2003, a decrease of € 834 million, or 31%, from 2002 charge-offs. Of the charge-offs for 2003, € 1.3 billion were related to our corporate credit exposure, mainly driven by our American and German portfolios, and € 579 million were related to our consumer credit exposure.

Our provision for loan losses in 2003 was € 1.1 billion, a decrease of 47% from the prior year, reflecting the overall improved credit quality of our corporate loan book as evidenced by the increase in the portion of our loans carrying an investment-grade rating. This amount was composed of both net new specific and inherent loan loss provisions. The provision for the year was primarily due to specific loan loss provisions required against a wide range of industry sectors, the two largest being Utilities and Manufacturing and Engineering.

Our specific loan loss allowance was € 2.5 billion as of December 31, 2003, a decrease of € 673 million, or a 21% reduction from 2002. The change in our allowance includes a net specific loan loss provision of € 918 million, 70% of which related to non-German clients. The provision was 53% lower than the previous year and was more than offset by net charge-offs of € 1.2 billion. Notably, the specific loan loss allowance is the largest component of our total allowance for loan losses. Consequently, the net reduction in our specific loan loss allowance for 2003 is also principally due to charge-offs exceeding our net provisions. This is a result of exposures being provided largely in 2002 and subsequently written-off in 2003, predominantly in the telecommunications industry. The overall reduction in our allowance for loan losses can also be attributed to exchange rate movements and to deconsolidations.

Our inherent loan loss allowance totaled € 810 million as of December 31, 2003, a decrease of € 363 million, or 31%, from the level at the end of 2002. A major driver of the net reduction was € 506 million net charge-offs in our smaller-balance standardized homogeneous loan portfolio, which included € 240 million due to refinements of processes and procedures. The change also reflected a net provision for smaller-balance standardized homogeneous loans of € 308 million. Furthermore, in 2003 we recorded a net reduction of € 158 million in our other inherent loss allowance due to the ongoing reduction of our corporate loan exposure, including loan sales and deconsolidations, as well as the overall improved credit quality of our corporate loan book and effects from currency translations.

Our allowance for loan losses as of December 31, 2002 was € 4.3 billion, 23% lower than the € 5.6 billion at the end of 2001. This decrease in our allowance balance was principally due to increases in our charge-offs, partially offset by increases in our provisions due to adverse economic conditions that continued to persist in 2002. The overall reduction in our allowance for loan losses can also be attributed to net deconsolidations of € 421 million and exchange rate movements.

Our gross charge-offs grew to € 2.7 billion in 2002, an increase of € 673 million, or 33%, over 2001 charge-offs. Of the charge-offs for 2002, € 1.9 billion were related to our corporate credit exposure, mainly driven by our German and North American portfolios, and € 777 million were related to our consumer credit exposure.

Our provision for loan losses in 2002 was € 2.1 billion, an increase of 104% from the prior year. This amount is composed of both net new specific and inherent loan loss provisions. The provision for the year was primarily due to provisions raised to address the downturn in the telecommunications industry and specific loan loss provisions reflecting the deterioration in various industry sectors represented within our German portfolio and the Americas.

Our specific loan loss allowance was € 3.1 billion as of December 31, 2002, a decrease of € 576 million, or a 15% reduction from 2001. The change in our allowance includes a net specific loan loss provision of € 2.0 billion, 74% of which was for non-German clients. The provision was 111% higher than the previous year. The increased provision, however, was nearly offset by net charge-offs of € 1.8 billion. As the specific loan loss allowance is the largest component of our total allowance for loan losses, the net reduction in our specific loan loss allowance for 2002 is also due to the reasons outlined above for the overall reduction in our total allowance for loan losses.

Our inherent loan loss allowance totaled € 1.2 billion as of December 31, 2002, a decrease of € 692 million, or 37%, from the level at the end of 2001. A major driver of the net reduction was € 716 million net charge-offs in our smaller-balance standardized homogeneous loan portfolio, partially offset by a net provision for smaller-balance standardized homogeneous exposures of € 179 million. The volume of charge-offs in the smaller-balance standardized homogeneous portfolio in 2002 was affected by the establishment of days-past-due thresholds at which certain smaller-balance standardized homogeneous loan types are completely charged-off.

Our allowance for loan losses as of December 31, 2001 was € 5.6 billion, 17% lower than the € 6.7 billion at the end of 2000. This decrease in our allowance balance was principally due to increases in our charge-offs, offset by increases in provisions due to weakened economic conditions in 2001.

Our charge-offs grew to € 2.1 billion in 2001, an increase of € 759 million, or 59%, over 2000 charge-offs. This was principally due to a change in practice in our entities regulated outside the United States. Out of the total charge-offs for 2001 € 1.4 billion or two-thirds were in our German portfolio, of which € 957 million applied to clients in the medium-sized corporate portfolio and € 407 million related to smaller-balance standardized homogeneous exposures. Approximately 25% of the charge-offs in the German-Other category, which totaled € 426 million, related to a single medium-sized German corporate client in the construction industry. The remaining € 700 million were charge-offs in our non-German portfolio, of which € 402 million, or 58%, related to charge-offs in North America, principally in our leveraged business.

Our total provision for loan losses in 2001 was € 1.0 billion, an increase of 114% from the prior year. This amount was comprised of both new specific and inherent loan loss provisions, reflecting the downturn in the global economy.

Our specific loan loss allowance was € 3.7 billion as of December 31, 2001, a 19% decrease from 2000. The change in the allowance includes a specific loan loss provision of € 951 million, 70% of which was for non-German clients. The provision was 18% higher than the prior year and included increased provisions related to a single American borrower in the utilities industry, various Argentine exposures and our leveraged business. The increased provision was offset in part by € 1.6 billion in net charge-offs.

Our inherent loss allowance totaled € 1.9 billion as of December 31, 2001, a decrease of € 303 million, or 14%, from the level at the end of 2000. A major driver of the net reduction was € 383 million of charge-offs in our Private and Personal Banking business in Germany, partially offset by a provision for smaller-balance standardized homogeneous exposures of € 127 million. Furthermore, our country risk allowance shows a net decrease of 16%, reflecting the sell down of assets which previously attracted country risk allowance in Turkey and throughout Asia excluding Japan, and an increase in collateral held against cross border assets.

Our allowance for loans losses as of December 31, 2000 was € 6.7 billion, 7% lower than the € 7.3 billion at the end of 1999. This decrease in our allowance balance was principally due to increases in our charge-offs, lower specific provisions and a net release of our inherent loss provisions.

Our charge-offs increased to € 1.3 billion in 2000, a € 457 million, or 54%, increase over 1999 charge-offs. Of this increase, € 423 million was exclusively attributable to our non-German customers. Approximately 70%, or € 296 million, of this increase was due to charge-offs related to Russia and Iraq. We also had € 34 million of charge-offs for our German clients in the medium-sized corporate portfolio. Approximately 60% of the charge-offs captured in the German Other category related to a single medium-sized German corporate customer in the construction industry.

Our total provision for loan losses in 2000 was € 478 million, a decline of 34% from the prior year. This balance was composed of net new specific loan loss provisions and a release of our inherent loss provision. Our total net new specific loan loss provision amounted to € 805 million, which was almost equally split between German and non-German clients. Our specific loan loss provisions declined between 1999 and 2000, reflecting the improvement of the quality of our loan portfolio. Specific provisions were approximately 13% less in 2000 than the prior year due in large part to provisions we took in 1999 with respect to a significant exposure to a single German borrower in the real estate industry.

Our inherent loss allowance totaled € 2.2 billion as of December 31, 2000, a 19% drop from the level at the end of 1999. This decline reflected the effect of the € 296 million of charge-offs described above and country provision releases totaling € 154 million. Of the € 154 million country provision releases, € 88 million was due to reduced exposure (mainly in Brazil and Turkey), € 34 million was due to a net reduction in provisioning rates applied to individual countries, and the remaining amount related to other changes, primarily foreign exchange. In addition to a small increase in our allowances on the smaller-balance standardized homogeneous loan portfolio, we released a net € 98 million from our other inherent loss allowance in 2000 due to two legal entities: EUROHYPO AG and Bankers Trust. Each of these entities had a decrease in its loss factors in 2000 because of a decline in its historical average charge-offs and an increase in its average loan exposures.

Our allowance for loan losses at December 31, 1999 was € 7.3 billion, a 12% increase from 1998. This increase in our allowance for loan losses was principally due to substantial increases in our specific provisions, and the Bankers Trust acquisition (€ 477 million), partially offset by releases of country risk provisions, a substantial decrease in the inherent loss provision and a slight increase in charge-offs (€ 96 million).

Our total charge-offs increased 13% during 1999 to € 839 million. This increase was primarily attributable to the German domestic portfolio. Approximately 30% of the German-Other charge-off was related to the construction industry.

During 1999, our provision for loan losses totaled € 725 million, a 20% or € 183 million decrease from the preceding year. This decrease was mainly attributable to higher specific loan loss provisions, offset in part by releases of country risk provision. Our German specific provision increased to € 568 million, a 65% increase from the preceding year. This increase was mainly attributable to higher provisions for the German borrower we refer to above.

Our non-German specific provision totaled € 358 million in 1999, a 30% increase from the preceding year. This increase was due to the fact that we were able to specifically identify those exposures, recorded in various Emerging Market countries, which required a specific provision. At the same time, we released country risk provisions, particularly in Indonesia and Turkey.

The following table presents an analysis of the changes in our allowance for credit losses on lending related commitments.

in € m.	2003	2002	2001
Allowance at beginning of year	**485**	**496**	**453**
Provision for credit losses	(50)	17	(30)
Net charge-offs	–	–	(22)
Other changes (currency translation and allowance related to acquisitions/divestitures)	(19)	(28)	95
Allowance at end of year	**416**	**485**	**496**

Settlement Risk

Our extensive trading activities may give rise to risk at the time of settlement of those trades. Settlement risk is the risk of loss due to the failure of a counterparty to honor its obligations to deliver cash, securities or other assets as contractually agreed.

For many types of transactions, we mitigate settlement risk by closing the transaction through a clearing agent, which effectively acts as a stakeholder for both parties, only settling the trade once both parties have fulfilled their sides of the bargain.

Where no such settlement system exists, as is commonly the case with foreign exchange trades, the simultaneous commencement of the payment and the delivery parts of the transaction is common practice between trading partners (free settlement). In these cases, we may seek to mitigate our settlement risk through the execution of bilateral payment netting agreements. We are also an active participant in industry initiatives to reduce settlement risks. Acceptance of settlement risk on free settlement trades requires approval from our credit risk personnel, either in the form of pre-approved settlement risk limits, or through transaction-specific approvals. We do not aggregate settlement risk limits with other credit exposures for credit approval purposes, but we take the aggregate exposure into account when we consider whether a given settlement risk would be acceptable.

Market Risk

Substantially all of our businesses are subject to the risk that market prices and rates will move and result in profits or losses for us. We distinguish among four types of market risk:

- Interest rate risk (including specific risk as well as general risk, as described below);
- Equity price risk (including specific risk as well as general risk, as described below);
- Foreign exchange risk; and
- Commodity price risk.

Market Risk Management Framework

We assume market risk in both our trading and our nontrading activities. We assume risk by making markets and taking positions in debt, equity, foreign exchange, other securities and commodities as well as in interest rate, equity, foreign exchange, and commodity derivatives.

We use a combination of risk sensitivities, value-at-risk, stress testing and economic capital metrics to manage market risks and establish limits. Economic capital is the metric we use to describe all our market risks, both in trading and nontrading portfolios. Value-at-risk is also a common metric used in the management of our trading risks.

Our Board of Managing Directors and Group Risk Committee, supported by Group Market Risk Management, which is part of our internally independent risk management function, set a Group-wide value-at-risk limit for the market risks in the trading book. Group Market Risk Management sub-allocates this overall limit to our Group Divisions. Below that, limits are allocated to specific business lines and trading portfolio groups and geographical regions.

Our market risk disclosures for the trading businesses are based on German banking regulations, which permit banks to calculate market risk capital using their own internal models. In October 1998, the German Banking Supervisory Authority (now the German Federal Financial Supervisory Authority) approved our internal market risk models for calculating market risk capital for our general market risk and issuer-specific risk. It confirmed its approval in 2000 and the approval was renewed in 2002. We use our internal value-at-risk model, which we describe below, to calculate the market risk component of our regulatory capital.

Our value-at-risk disclosure is intended to ensure the consistency of market risk reporting for internal risk management, for regulatory purposes and for external disclosure. The overall value-at-risk limit for our Corporate and Investment Bank Group Division was € 73 million throughout the year 2003 (with a 99% confidence level, as we describe below, and a one-day holding period). The value-at-risk limit for our consolidated Group trading positions was € 77 million throughout the year 2003.

Differences in Market Risk Reporting between German Banking Regulations and U.S. GAAP

There are two significant areas where our determination of which assets are trading assets and which are nontrading assets differ under German banking regulations and U.S. GAAP.

First, material differences in the classification of assets as trading assets occur in some of our business units, which are considered to be trading units for regulatory and internal risk management reporting. In these units we have assets that are included in the value-at-risk of the trading units even though they are not trading assets under U.S. GAAP. These assets typically consist of money market loans and tradable loans and are primarily assigned to our Global Markets and Global Corporate Finance business divisions. At year-end 2003, € 1.7 billion of loans were classified as trading assets for regulatory reporting compared with € 3.9 billion at year-end 2002. The decrease was due to smaller loan volumes in some of our business areas out of which the most significant reduction related to our money market business activities.

Second, we have differences due to the application of hedge accounting. At December 31, 2003 the fair value of derivatives that were classified as nontrading assets for regulatory reporting but which were reported as non-qualifying hedges under U.S. GAAP amounted to € 1.0 billion in assets and € 1.3 billion in liabilities.

In addition, we exclude from our value-at-risk figures the foreign exchange risk arising from currency positions that German regulation permits us to exclude from currency risk reporting. These are currency positions which are fully deducted from, or covered by, equity capital recognized for regulatory reporting as well as shares in affiliated companies that we record in foreign currency and value at historical cost - all of which we refer to as structural currency positions. This approach is in accordance with German banking regulations and has the consent of the German Federal Financial Supervisory Authority. These holdings had a total book value of € 11.8 billion on December 31, 2003. Of this amount, 69% was denominated in U.S. dollars, 14% in pounds sterling, and 7% in Japanese yen. The remainder was distributed among various other currencies.

Also, we do not consolidate for German regulatory reporting purposes companies that are not credit institutions, financial services institutions, financial enterprises or bank service enterprises. However, we do consolidate a number of these companies under U.S. GAAP. These companies include primarily our insurance companies and certain investment companies. These companies manage their market risks themselves (pursuant to the regulations applicable to these companies' risk management activities) and we do not include them in this market risk management disclosure. At December 31, 2003 these companies held € 10.9 billion of nontrading assets, while the amount of trading assets held was not material.

Value-at-Risk Analysis

We use the value-at-risk approach to derive quantitative measures for our trading book market risks under normal market conditions.

For a given portfolio, value-at-risk measures the potential future loss (in terms of market value) that, under normal market conditions, will not be exceeded in a defined period and with a defined confidence level. The value-at-risk measure enables us to apply a constant and uniform measure across all of our trading businesses and products. It also facilitates comparisons of our market risk estimates both over time and against our actual daily trading results.

Since January 1, 1999 we have calculated value-at-risk for both internal and external reporting using a 99% confidence level, in accordance with BIS rules. For internal reporting purposes, we use a holding period of one day. For regulatory reporting purposes, the holding period is ten days, i.e. if the portfolio is held without change for ten days there is a 1% chance that the portfolio's market value would decline by an amount greater than the value-at-risk figure.

We believe that our value-at-risk model takes into account all material risk factors assuming normal market conditions. Examples of these factors are interest rates, equity prices, foreign exchange rates and commodity prices, as well as their implied volatilities. The model incorporates both linear and nonlinear effects of the risk factors on the portfolio value. In our model, the nonlinear effects capture risks specific to derivatives. The statistical parameters required for the value-at-risk calculation are based on a 261 trading day history (corresponding to at least one calendar year of trading days) with equal weighting being given to each observation. Since 2002, we have used an aggregation approach based on full correlation among the various risk classes.

The value-at-risk for interest rate and equity price risks consists of two components each. The general risk describes value changes due to general market movements, while the specific risk has issuer-related causes. When aggregating general and specific risks, we assume that there is zero correlation between them.

We calculate value-at-risk using Monte Carlo simulations. A Monte Carlo simulation is a model that calculates profit or loss for a transaction for a large number (such as 10,000) of different market scenarios, which are generated by assuming a joint (log-) normal distribution of market prices based on the observed statistical behavior of the simulated risk factors in the last 261 trading days. However, we still use a variance-covariance approach to calculate specific interest rate risk for some portfolios, such as in our integrated credit trading and securitization businesses. In the variance-covariance method, we derive the estimate of the potential change in market prices from the variance-covariance matrix of the risk factors under consideration. Multiplying this matrix by the proper portfolio sensitivities yields the change in the portfolio value for price movements of one standard deviation which we scale with a factor of 2.33 in order to obtain a result for a 99% confidence level.

Back-Testing

We use back-testing on our trading units to verify the predictive power of the value-at-risk calculations. In back-testing, we compare actual income as well as the hypothetical daily profits and losses under the buy-and-hold assumption (in accordance with German regulatory requirements) with the estimates we had forecast using the value-at-risk model.

A back-testing committee meets on a quarterly basis to discuss back-testing results of the Group as a whole and individual businesses. The committee consists of risk managers, risk controllers and business area controllers. They analyze performance fluctuations and assess the predictive power of our value-at-risk models, which in turn allows us to improve the risk estimation process.

Stress Testing and Economic Capital

While value-at-risk, calculated on a daily basis, supplies forecasts for potential large losses under normal market conditions, we also perform stress tests in which we value our trading portfolios under extreme market scenarios not covered by the confidence interval of our value-at-risk models.

The quantification of market risk under extreme stress scenarios forms the basis of our assessment of the economic capital that we estimate is needed to cover the market risk in all of our positions. Underlying risk factors (market parameters) applicable to the different products are stressed, meaning that we assume a sudden change, according to pre-defined scenarios. We take the worst predicted losses resulting from applying these scenarios to the various portfolios as the economic capital for those businesses. We derive the stress scenarios from historic worst case scenarios adjusted for structural changes in current markets.

For example, we calculate country-specific event risk scenarios for all Emerging Markets and assess these event risk results daily. A committee reviews the country risk ratings and scenario loss limits bi-weekly. In addition to the country-specific event risk scenarios for Emerging Markets, we also run regular (weekly) market stress scenarios on the positions of every major trading portfolio.

Our stress test scenarios include:

- Price and volatility risks for interest rates, equity prices, foreign exchange and commodity prices for industrialized countries. This covers both trading and nontrading securities and investments, as well as trading book derivatives portfolios and includes many basis risks.
- Emerging Markets' risks, including equity price declines, strong interest rate movements and currency devaluations.
- Credit spread risks for bonds and traded loans of both industrialized and Emerging Markets countries.
- Underwriting risks in debt and equity capital markets.

We calculate economic capital by aggregating losses from those stress scenarios using correlations that reflect stressed market conditions (rather than the normal market correlations used in the value-at-risk model). These calculations are performed weekly.

In 2003 we implemented a refined aggregation process for trading market risk in order to better reflect correlations among market risk factors in stressed market conditions. Based on this refined aggregation, our economic capital usage for market risk arising from the trading units totaled € 1.0 billion on December 31, 2003 and € 0.8 billion on December 31, 2002, compared with € 0.9 billion for year-end 2002 based on our previous aggregation process.

Limitations of Our Proprietary Risk Models

Although we believe that our proprietary market risk models are of a high standard, we are committed to their ongoing development and allocate substantial resources to reviewing and improving them.

Our stress testing results and economic capital estimations are limited by the obvious fact that our stress tests are necessarily limited in number and not all downside scenarios can be predicted and simulated. While the risk managers have used their best judgment to define worst case losses, with the knowledge of past extreme market moves, it is possible for our market risk positions to lose more value than even our economic capital estimates.

Our value-at-risk analyses should also be viewed in the context of the limitations of the methodology we use and are therefore not maximum amounts that we can lose on our market risk positions. The limitations of the value-at-risk methodology include the following:

- The use of historical data as a proxy for estimating future events may not capture all potential events, particularly those that are extreme in nature.
- The assumption that changes in risk factors follow a normal or logarithmic normal distribution. This may not be the case in reality and may lead to an underestimation of the probability of extreme market movements.
- The use of a holding period of one day (or ten days for regulatory value-at-risk calculations) assumes that all positions can be liquidated or hedged in that period of time. This assumption does not fully capture the market risk arising during periods of illiquidity, when liquidation or hedging in that period of time may not be possible. This is particularly the case for the use of a one-day holding period.
- The use of a 99% confidence level does not take account of, nor makes any statement about, any losses that might occur beyond this level of confidence.
- We calculate value-at-risk at the close of business on each trading day. We do not subject intra-day exposures to intra-day value-at-risk calculations.
- Value-at-risk does not capture all of the complex effects of the risk factors on the value of positions and portfolios and could, therefore, underestimate potential losses. For example, the way sensitivities are represented in the value-at-risk model may only be exact for small changes in market parameters.

We believe that the aggregate value-at-risk estimates for our consolidated Group as a whole stand up well against our back-testing procedures (as measured by the number of hypothetical buy-and-hold portfolio losses against the predicted value-at-risk). However, we acknowledge the limitations in the value-at-risk methodology by supplementing the value-at-risk limits with other position and sensitivity limit structures, as well as with stress testing, both on individual portfolios and on a consolidated basis.

Value-at-Risk of the Trading Units of Our Corporate and Investment Bank Group Division

The following table shows the value-at-risk of our trading units in 2003 and 2002. The minimum and maximum value-at-risk amounts show the bands within which the values fluctuated during the periods specified. We calculate the value-at-risk with a holding period of one day and a confidence level of 99%. "Diversification effect" refers to the effect that the total value-at-risk on a given day is lower than the sum of the values-at-risk relating to the individual risk factors. Simply adding the value-at-risk figures of the individual risk classes to arrive at an aggregate value-at-risk would imply the assumption that the losses in all risk categories occur simultaneously.

in € m.	Total 2003	Total 2002	Diversification Effect 2003	Diversification Effect 2002	Interest Rate Risk 2003	Interest Rate Risk 2002	Equity Price Risk 2003	Equity Price Risk 2002	Foreign Exchange Risk 2003	Foreign Exchange Risk 2002	Commodity Price Risk 2003	Commodity Price Risk 2002
Average	**48.44**	42.38	**33.48**	30.90	**45.86**	35.63	**21.94**	24.28	**7.71**	8.02	**6.41**	5.35
Maximum	**72.13**	88.86	**57.35**	47.54	**64.07**	58.48	**37.01**	89.26	**17.48**	29.25	**16.70**	8.66
Minimum	**32.27**	29.36	**21.89**	21.17	**27.62**	24.67	**12.97**	13.43	**3.17**	2.64	**3.33**	2.28
Year-end	**60.01**	32.94	**33.84**	22.50	**52.64**	29.12	**27.28**	13.75	**6.82**	6.84	**7.11**	5.73

The following graphs show the daily aggregate value-at-risk of our trading units in 2003 and 2002, including diversification effects.

Daily Value-at-risk of Trading Units in 2003
in € m.


75
65
55
45
35
25
1/03
2/03
3/03
4/03
5/03
6/03
7/03
8/03
9/03
10/03
11/03
12/03

Daily Value-at-Risk of Trading Units in 2002
in € m.


85
75
65
55
45
35
25
1/02
2/02
3/02
4/02
5/02
6/02
7/02
8/02
9/02
10/02
11/02
12/02

Our trading value-at-risk increased over the year from an average of € 37.3 million in the first quarter of 2003 to € 62.6 million in the fourth quarter of 2003. Having remained below € 55.0 million in the first half of the year, our trading value-at-risk rose above this level in the third quarter of 2003 as correlations changed between equity markets and interest rate markets and both Global Markets and Global Equities Business Divisions increased positions.

The following histograms show the distribution of actual daily income of our trading units in 2003 and 2002. The histograms indicate, for each year, the number of trading days on which we reached each level of trading income shown on the horizontal axis in millions of euro. The trading units achieved a positive income for over 96% of the trading days in both 2003 and 2002. On no trading day in either year did they incur an actual loss that exceeded the value-at-risk estimate for that day.

Daily Income of Trading Units in 2003
in € m.


Days
Daily average: 36.6
50
40
30
20
10
0
45.7*
48.4**
<–15 –15 –10 –5 0 5 10 15 20 25 30 35 40 45 50 55 60 65 70 75 80 85 90 95 >100

* 99th percentile of daily income distribution.
**Average value-at-risk (confidence level 99%; one-day holding period).

Daily Income of Trading Units in 2002
in € m.


Days
Daily average: 32.1
30
20
10
0
46.9*
42.4**
<–15 –15 –10 –5 0 5 10 15 20 25 30 35 40 45 50 55 60 65 70 75 80 85 90 95 >100

* 99th percentile of daily income distribution.
**Average value-at-risk (confidence level 99%; one-day holding period).

0000173

The comparison of the distribution of our trading units' actual daily income with the average value-at-risk enables us to ascertain the reasonableness of our value-at-risk estimate. The histogram for 2003 shows that the actual distribution of our trading units' income produces a 99th percentile of only € 45.7 million below the average daily income level of € 36.6 million, which is less than the average value-at-risk estimate of € 48.4 million.
The value-at-risk and actual incomes of the trading units throughout the year are shown in the following graph.



Income of Trading Units and Value-at-risk in 2003
in € m.
Income of Trading Units
100
50
0
-50
Value-at-risk
-100
1/03
2/03
3/03
4/03
5/03
6/03
7/03
8/03
9/03
10/03
11/03
12/03

There was no hypothetical buy-and-hold loss that exceeded our value-at-risk estimate for the trading units as a whole in 2003 and one hypothetical loss exceeding the value-at-risk in 2002. This is below the expected two to three outliers a year that a 99% confidence level value-at-risk model ought to predict, showing that our risk estimates are slightly conservative.

Market Risk in Our Nontrading Portfolios

These risks, the biggest of which is equity price risk, constitute the largest portion of the market risks of our consolidated Group. We do not use value-at-risk as the primary metric for our nontrading portfolios because of the nature of these positions as well as the lack of transparency of some of the pricing. Instead we assess the risk of these portfolios through the use of stress testing procedures that are particular to each risk class and which consider, among other factors, large historically observed market moves as well as the liquidity of each asset class. This assessment forms the basis of economic capital estimates needed to support the portfolios using a methodology which is consistent with that used for the trading risk positions. As an example, for our industrial holdings we apply individual price shocks between 24% and 37%, which are based on historically observed market moves. In addition, we consider value reductions between 10% and 15% to reflect liquidity constraints. For private equity exposures, all our positions are stressed using our standard credit risk economic capital model as well as market price shocks that range from 28% to 96%, depending on the individual asset.

Our economic capital estimates, which reflect the sensitivity of the value of our assets to very severe stresses, enable us to apply a constant and uniform measure across all of our nontrading portfolios and thereby actively monitor and manage the risks. See also "–Risk Management Tools-Economic Capital" and "– Market Risk-Stress Testing and Economic Capital." The vast majority of the interest rate and foreign exchange risks arising from our nontrading asset and liability positions has been transferred through internal hedges to our Global Markets Finance business line within our Corporate and Investment Bank Group Division and is managed on the basis of value-at-risk as reflected in our trading value-at-risk numbers.

There are nontrading market risks held and managed in our Corporate and Investment Bank Group Division, our Private Clients and Asset Management Group Division and our Corporate Investments Group Division. On December 31, 2003, our total economic capital usage for all corporate investments and alternative assets was € 4.9 billion, which included € 1.3 billion for private equity, € 1.3 billion for industrial holdings and € 0.6 billion for real estate investments. This compares with a total economic capital usage of € 8.3 billion at December 31, 2002. In the total economic capital figures for year-end 2003 and 2002, no diversification benefits between the different asset categories (e.g., between private equity, industrial holdings, real estate, etc.) are taken into account.

The nontrading market risks in our Corporate Investments Group Division remain by far the biggest in the Group and are mainly incurred through industrial holdings and various legacy funds and equity investments. Our Private Clients and Asset Management Group Division primarily incurs nontrading market risk through its proprietary investments in mutual funds, hedge funds and real estate, which support the client asset management businesses. In our Corporate and Investment Bank Group Division the most significant parts of the nontrading market risks arise from strategic investments, hedge funds and other investments.

The total market value of our consolidated Group's nontrading equity investments under U.S. GAAP consisted of € 7.8 billion of equity securities available for sale (including the industrial holdings, the largest of which are shown in the table below) at December 31, 2003 and € 8.0 billion at year-end 2002. In addition, other investments held at equity totaled € 6.0 billion at both December 31, 2003 and December 31, 2002 and the book value of our other investments not held at equity totaled € 2.6 billion at December 31, 2003 compared to € 4.7 billion at year-end 2002. For further information on our other investments, in particular our investments held at equity, see Note [6] to the consolidated financial statements.

The asset and liability positions of some subsidiaries, including Deutsche Bank Privat- und Geschäftskunden AG and Deutsche Bank International Limited give rise to some nontrading market risks, resulting in a small amount of interest rate risk that is not transferred to the Corporate and Investment Bank Group Division as described above, but the residual risk on the subsidiaries is a small portion of the total.

Alternative Assets Investment Activities. All of our three Group Divisions engage in alternative assets investment activities. The Corporate Investments and the Private Clients and Asset Management Group Divisions conduct investment activities in alternative assets as principals, fiduciaries and on behalf of third parties as fund managers. We define alternative assets as direct investments in private equity, venture capital, mezzanine debt, real estate principal investments, investments in leveraged buy-out funds, venture capital funds and hedge funds. We manage our investments in hedge funds as principal in the Private Clients and Asset Management Group Division and on a smaller scale, in the Corporate and Investment Bank Group Division.

Group Corporate Investments/Alternative Assets Committee. To ensure a coordinated investment strategy, a consistent risk management process and appropriate portfolio diversification, our Group Corporate Investments/Alternative Assets Committee (which a member of our Board of Managing Directors chairs), supervises all of our alternative assets investment activities. The Global Head of Group Market Risk Management is also the Chief Risk Officer for Corporate Investments and Alternative Assets and is a member of the Group Corporate Investments/Alternative Assets Committee.

The Group Corporate Investments/Alternative Assets Committee defines investment strategies, determines risk-adjusted return requirements, sets limits for investment asset classes, allocates economic capital among the various alternative assets units and approves policies, procedures and methodologies for managing alternative assets risk. The Group Corporate Investments/Alternative Assets Committee receives monthly portfolio reports showing performance, estimated market values, economic capital derived from stress tests and risk profiles of the investments. The committee also oversees the portfolio of industrial holdings and other strategic investments in entities held in our Corporate Investments Group Division. The Group Corporate Investments/Alternative Assets Committee has established dedicated investment commitment committees for each alternative asset category.

We carry private equity, venture capital and real estate investments on our balance sheet at their costs of acquisition (less write-downs, if applicable) or fair value. In certain circumstances, depending on our ownership percentage or management rights, we apply the equity method to our investments. In some situations, we consolidate investments made by the private equity business. We account for our investments in leveraged buy-out funds using the equity method and carry hedge fund investments at current market value.

As of December 31, 2003 the book value of our alternative assets investment portfolio amounted to € 4.3 billion compared with € 9.7 billion as of December 31, 2002. It consisted of € 2.0 billion of private equity investments, € 2.0 billion of real estate investments and € 0.3 billion of hedge fund investments.

The portfolio is dominated by the private equity and real estate investments, which totaled € 4.0 billion as of December 31, 2003 (at the end of 2002 the book value of our private equity and real estate investments was € 9.3 billion). They were primarily invested in Western Europe (58%) and North America (33%). In terms of industrial sectors we believe the majority of the private equity portfolio is well diversified. € 1.6 billion of the € 2.0 billion private equity investments were held in funds managed by external managers.

On December 31, 2003, our (undiversified) economic capital usage for alternative assets under the aegis of the Group Corporate Investments/Alternative Assets Committee (excluding industrial holdings) totaled € 2.0 billion compared with € 4.5 billion as of December 31, 2002.

Management of Our Mutual Funds. Our mutual fund investments after hedges (held in the Private Clients and Asset Management Group Division) amounted to € 0.3 billion at December 31, 2003 compared to € 1.1 billion as of December 31, 2002. These investments support our broad asset management fund offerings to clients and are sometimes used to seed new funds. They were invested predominantly in securities and shares of Western European issuers and across a broad mix of industries (including governments). Our economic capital usage for the risk arising from these holdings was € 34 million.

Management of Our Industrial Holdings. DB Investor is responsible for administering and restructuring our industrial holdings portfolio. However, Deutsche Bank AG holds some industrial holdings directly. DB Investor currently plans to continue selling most of its publicly listed holdings over the next few years, subject to the legal environment and market conditions.

We deem equity investments in nonbanking enterprises to be significant if their market value exceeds € 150 million. The total percentages and market values of the significant nonbank holdings directly and/or indirectly attributable to us were as follows on December 31, 2003 and on December 31, 2002.

Dec 31, 2003	Country of domicile	Share of capital (in %)	Market value (in € m.)
DaimlerChrysler AG	Germany	11.8	4,445
Allianz AG	Germany	2.5	965
Linde AG	Germany	10.0	509
Total			**5,919**

Dec 31, 2002	Country of domicile	Share of capital (in %)	Market value (in € m.)
DaimlerChrysler AG	Germany	11.8	3,403
Allianz AG	Germany	3.2	753
Linde AG	Germany	10.0	401
HeidelbergCement AG (previously Heidelberger Zement AG)	Germany	8.5	189
Total			**4,746**

Liquidity Risk

Liquidity risk management has been instrumental in maintaining a healthy funding profile during a year characterized by geopolitical tensions (e.g., the Iraq crisis) and by some market participants' perceived view of a German banking crisis, the latter a particular concern to us.

Funding Matrix

We have mapped all funding relevant assets and liabilities into time buckets corresponding to their maturities to create what we call the "Funding Matrix." Given that trading assets are typically more liquid than their contractual maturities suggest, we have divided them into liquids (assigned to the time bucket one year and under) and illiquids (assigned in equal installments to time buckets two to five years). We have modeled assets and liabilities from the retail bank that show a behavior of being renewed or prolonged regardless of capital market conditions (mortgage loans and retail deposits) and assigned them to time buckets accordingly. Wholesale banking products are bucketed based on their contractual maturities. We use the expected holding period to assign corporate investments to the Funding Matrix.

The Funding Matrix shows the excess or shortfall of assets over liabilities in each time bucket and thus allows us to identify and manage open liquidity exposures. We have also developed a cumulative mismatch vector, which enables us to predict whether any excess or shortfall will grow, decline or switch over time. The Funding Matrix forms the basis for our annual capital market issuance plan, which upon approval of our Group Asset and Liability Committee establishes issuing targets for securities by tenor, volume and instrument. Funding Matrix and issuance plan form the basis to determine the liquidity spread which is one component of the internal transfer price.
The funding matrix indicates that we are structurally long funded.

Short-term Liquidity

During 2003, we have extended the system that tracks net cash outflows from a horizon of eight weeks to 18 months. This system allows management to assess our short-term liquidity position in any location, region and globally on a by-currency, by-product, and by-division basis. The system captures all of our cash flows, thereby including liquidity risks resulting from off-balance sheet transactions as well as from transactions on our balance sheet. We model products that have no specific contractual maturities using statistical analysis to capture the actual behavior of their cash flows. Our Board of Managing Directors, upon the recommendations of our Group Asset and Liability Committee, has set global and regional cash outflow limits for the liquidity exposures of the first eight weeks, which we monitor on a daily basis. During February 2003, these limits were reduced by up to 20% in light of potential disruptions in the cash markets as a result of geopolitical tensions and the perceived German banking crisis. Subsequently in September, after such concerns faded, limits were marginally increased again. These limit changes come after substantial reductions of between 15% and 25% in the summer of 2002, which were reflecting changes in supply and demand assumptions in light of credit rating reviews and backtesting results, and display the active use of our liquidity risk management framework.

Unsecured Funding

Unsecured wholesale funding is a finite resource. Our Group Asset and Liability Committee has set limits to restrict utilization of unsecured wholesale funding. As with the cash outflow limits, the unsecured funding limits were adjusted during 2003 according to availability and business divisional demand.

Funding Diversification and Asset Liquidity

Diversification of our funding profile in terms of investor types, regions, products and instruments is an important part of our liquidity policy. Our core funding resources, such as retail, small/mid-cap and fiduciary deposits as well as long-term capital markets funding, form the cornerstone of our liability profile. Customer deposits, funds from institutional investors and interbank funding are additional sources of funding. We use interbank deposits primarily to fund liquid assets. The external unsecured funding numbers for 2002 have changed from last year's report because funds under 'Institutional Clearing Balances' had been previously netted against overdrafts and are now reported on a gross basis. Furthermore, the category 'Capital Markets' has been extended by structured equity products, which had previously been reported on a net basis. Additionally, we now show Commercial Papers and Certificates of Deposits with an original maturity of more than one year, as well as structured deposits, which were previously included under "Bank Deposits" and "Other Non-Bank Deposits", under "Capital Markets".


External Unsecured Liabilities by Product
in € bn.
December 31, 2003: total € 360 billion
December 31, 2002: total € 358 billion
120
80
40
0
97
99
27%
28%
12
11
3%
3%
74
85
21%
24%
19
20
5%
5%
62
60
17%
17%
24
24
7%
7%
39
29
11%
8%
19
12
5%
3%
14
18
4%
5%
Retail Deposits
Small/ Mid Cap*
Capital Markets
Fiduciary Deposits
Other Non-Bank Deposits
Institutional Clearing Balance
Bank Deposits
Central Bank Deposits
CP-CD**

* Small/Mid Cap: refers to deposits by small and medium-sized German corporates.
**CP-CD: Commercial Paper/Certificates of Deposit.

The above chart shows the composition of our external unsecured liabilities as of December 31, 2003 both in Euro billion and as a percentage of our total unsecured liabilities. Our total external unsecured liabilities amounted to € 360 billion on that date. The liability diversification report is a management information tool we use to actively manage our liability composition and it contains all relevant external unsecured liabilities.

We track the volume and location within our consolidated inventory of unencumbered, liquid assets which we can use immediately to raise funds either in the repurchase agreement markets or by selling the assets. The securities inventory consists of a wide variety of liquid securities, which we can convert into cash even in times of market stress.

The liquidity of these assets is an important element in protecting us against short-term liquidity squeezes. By holding these liquid assets, we also protect ourselves against unexpected liquidity squeezes resulting from customers drawing large amounts under committed credit facilities. In addition, we maintained a € 32.8 billion portfolio of highly liquid securities in major currencies around the world to supply collateral for cash needs associated with clearing activities in euro, U.S. dollar and other major currencies.

Stress Testing and Scenario Analysis

We employ stress testing and scenario analysis to evaluate the impact of sudden, unforeseen events with an unfavorable impact on the bank's liquidity. The scenarios are either based on historic events (such as the stock market crash of 1987, the U.S. liquidity crunch of 1990 and the terrorist attacks of September 11, 2001) or modeled using hypothetical events. They include internal scenarios such as operational risk, merger or acquisition, credit rating downgrade by 1 and 3 notches as well as external scenarios such as market risk, Emerging Markets, systemic shock and prolonged global recession. Additionally, we evaluate the liquidity impact of a crisis in the German banking sector. Under each of these scenarios we assume that all maturing assets will need to be rolled over and require funding whereas rollover of liabilities will be partially impaired (funding gap). We then model the steps we would take to counterbalance the resulting net shortfall in funding needs such as selling assets, switching from unsecured to secured funding and adjusting the price we would pay for liabilities (gap closure). This analysis is fully integrated within the existing liquidity framework. We take our contractual cash flows as a starting point, which enables us to track the cash flows per currency and product over an eight-week horizon (the most critical time span in a liquidity crisis) and apply the relevant stress case to each product. Asset salability as described in the paragraph above complements the analysis. Our stress testing analysis provides guidance as to our ability to survive critical scenarios and would, if deficiencies were detected, cause us to make changes to our asset and liability structure. The analysis is performed monthly. The following report is illustrative for our stress testing results as of December 31, 2003. For each scenario, the table shows what our maximum funding gap would be over an eight-week horizon after occurrence of the triggering event, whether the risk to our liquidity would be immediate and whether it would improve or worsen over time and how much liquidity we believe we would have been able to generate at the time to close the gap.

Scenario	Funding Gap[1] in € m.	Liquidity Impact	Gap Closure[2] in € m.
Market Risk	2,946	Gradually increasing	95,361
Emerging Markets	11,056	Gradually increasing	97,065
Prolonged Global Recession	15,174	Gradually increasing	99,987
Systemic Shock	5,525	Immediate, Duration 2 weeks	95,361
DB downgrade to A1/P1 (short term) and A1/A+ (long term)	11,028	Gradually increasing	95,361
Operational Risk	7,098	Immediate, Duration 2 weeks	95,361
Merger & Acquisition	32,428	Gradually increasing, pay-out in week 6	95,361
DB downgrade to A2/P2 (short term) and A3/A- (long term)	38,399	Gradually increasing	96,948

[1] Funding gap after assumed partially impaired rollover of liabilities. All assets are renewed.
[2] Maximum liquidity generation based on counterbalancing and asset salability opportunities.

With the increasing importance of liquidity management in the financial industry, we consider it important to contribute to financial stability by regularly addressing central banks, supervisors, rating agencies, and market participants on liquidity risk-related topics. We participate in a number of working groups regarding liquidity and will strive to assist in creating an industry standard that is appropriate to evaluate and manage liquidity risk.

In addition to our internal liquidity management systems, the liquidity exposure of German banks is regulated by the German Banking Act and regulations issued by the German Federal Financial Supervisory Authority. We are in compliance with all applicable liquidity regulations.

Operational Risk

The banking industry, in close dialog with the Basel Committee on Banking Supervision, achieved further progress in 2003 in developing the new Regulatory Operational Risk Framework, although the discussions with the regulators concerning the capital and framework guidelines have not yet ended. On the basis of the regulatory discussion we define operational risk as the potential for incurring losses in relation to employees, project management, contractual specifications and documentation, technology, infrastructure failure and disasters, external influences and customer relationships. This definition includes, among others, legal and regulatory risk.

The development of guidelines, standards, tools and methodologies to measure and protect against operational risk is a major challenge to the banking sector. This is especially true in view of the new capital adequacy regulations currently under discussion, which will come into force at the end of 2006 and which will impose a capital charge for operational risks. Moreover the regulators specify in their paper "Sound Practices for the Management and Supervision of Operational Risk" qualitative demands regarding a bank's organization and risk management as well as quantitative directives for risk identification and risk measurement. We are working towards fulfilling these future requirements.

Managing Our Operational Risk

We are implementing a framework for managing our operational risk on a global basis. A Group Operational Risk Management Policy defines roles and responsibilities for managing and reporting operational risk. Divisional standards supplement this Group policy. Responsibility for operational risk management essentially lies with our Business Divisions. We are implementing four different systems for the management of operational risks:

- We perform operational risk "self-assessments" using our db-RiskMap tool. This results in a specific operational risk profile (high risk potential) for business lines, service functions and the Corporate Center. db-SAT complements the self-assessment approach. Focus is on business efficiency and improvement of controls.
- We collect losses arising from operational risk events in our db-Incident Reporting System database.
- We capture and monitor qualitative and quantitative risk indicators in our tool db-Score for transaction processing risk and information security risk.
- We capture action points resulting from risk assessments or db-Score in db-Track. Within db-Track we will monitor the progress of the operational risk action points on an on-going basis.

These systems help to give an overview of our current operational risk profiles and to define risk management measures and priorities. We monitor the status of framework implementation in a scorecard, which forms the basis for quarterly review by the Group Operational Risk Committee. As an incentive to implement this framework, we grant certain deductions of the economic capital for operational risk to the Business Divisions. The calculation of economic capital for operational risk is based on a statistical model using internal and external loss data with certain top-down assumptions.

The Chief Operational Risk Officer with Group-wide responsibility reports directly to our Group Chief Risk Officer. He is represented on the Group Risk Committee and is Chairman of the Group Operational Risk Committee. The latter committee, whose members include the divisional Operational Risk Officers and representatives of Service Functions and Corporate Center such as Audit, Controlling, Human Resources, Legal, Tax and Compliance, develops and implements our internal guidelines for managing operational risk. The Chief Operational Risk Officer is head of our Operational Risk Management, with responsibility to roll-out the Operational Risk framework, i.e. policy, tools, reporting. The Operational Risk Management functions of the Corporate Divisions are part of our independent Operational Risk Management function and report to the Chief Operational Risk Officer.

We seek to minimize operational risk associated with our communication, information and settlement systems through the development of back-up systems and emergency plans. We engage in regular employee training, operating instructions and inspections to help limit operational defects or mistakes. Where appropriate, we purchase insurance against operational risks.

Overall Risk Position

The table below shows the overall risk position of the Group as measured by the economic capital calculated for credit, market, business and operational risk; it does not include liquidity risk or the risk of our insurance companies. To determine our overall (nonregulatory) risk position, we aggregate the individual economic capital calculated for the various types of risk. This aggregation assumes that all the risk types are 100% correlated, i.e. it does not consider any diversification across risk types.

On December 31, 2003, our economic capital usage totaled € 16.7 billion, which is € 5.8 billion or 26% below the € 22.4 billion economic capital usage as of December 31, 2002. The following table shows the year-end 2003 allocation of total economic capital among the risk types compared to the allocation at year-end 2002.

Economic Capital Usage in € m.	**Dec 31, 2003**	Dec 31, 2002
Credit Risk	**7,363**	8,942
Market Risk	**5,912**	9,057
Trading Market Risk[1]	**972**	765
Nontrading Market Risk[2]	**4,940**	8,292
Business Risk	**1,117**	1,978
Operational Risk	**2,282**	2,449
Total Economic Capital Usage	**16,674**	**22,426**

[1] Trading market risk as shown in this table has been calculated using a refined aggregation process which we implemented in 2003, in order to better reflect correlations among market risk factors in stressed market conditions. Consequently, we have restated our trading market risk economic capital for December 31, 2002, which was previously reported as € 0.9 billion.

[2] Nontrading market risk economic capital includes the risk related to our industrial holdings. For year-end 2002, an amount of € 2.0 billion has been included in the table, compared to € 1.3 billion for the year-end 2003.

The reduction in credit risk economic capital primarily reflects the overall reduction in our lending-related credit exposures as well as the improved credit quality of our loan book. The reduction in market risk economic capital is mainly caused by decreases in risk from alternative assets investments, principally private equity and real estate investments, as well as lower risk from industrial holdings. The reduction in business risk economic capital reflects an improved market outlook and our increasing ability to adjust costs in a market downturn.

The allocation of economic capital may change from time to time to reflect refinements in our risk measurement methodology. In 2004, we plan to regularly calculate the diversification effects on economic capital across the credit and market risk categories. We estimate the diversification benefit across these categories as € 1.2 billion as of December 31, 2003, but this effect is not reflected in the table above. The diversification benefit across all risk types has not yet been calculated.

Statement by the Board of Managing Directors

The Board of Managing Directors of Deutsche Bank AG is responsible for the Consolidated Financial Statements. They have been prepared in accordance with the U.S. Generally Accepted Accounting Principles and thus fulfill the conditions of § 292a German Commercial Code for exemption from preparation of consolidated financial statements in accordance with German commercial law. In addition, the disclosure requirements of the European Union are satisfied.

The responsibility for correct accounting requires an efficient internal management and control system and a functioning audit apparatus. Deutsche Bank's internal control system is based on written communication of policies and procedures governing structural and procedural organization, enlarged risk controlling for default and market risks as well as the segregation of duties. It covers all business transactions, assets and records. Deutsche Bank's audit is carried out in accordance with the extensive audit plans covering all divisions of the Group and also including compliance with the organizational terms of reference.

KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft audited the Consolidated Financial Statements in accordance with German auditing regulations, and in supplementary compliance with United States Generally Accepted Auditing Standards and issued an unqualified opinion. KPMG Deutsche Treuhand-Gesellschaft and the Audit Department of Deutsche Bank had free access to all documents needed in the course of their audits for an evaluation of the Consolidated Financial Statements and for an assessment of the appropriateness of the internal control system.

Frankfurt am Main, March 2, 2004
Deutsche Bank AG

Josef Ackermann

Clemens Börsig

Tessen von Heydebreck

Hermann-Josef Lamberti

Independent Auditors' Report

We have audited the consolidated financial statements, comprising the balance sheet, the income statement, the statement of comprehensive income and the statements of changes in shareholders' equity and cash flows as well as the notes to the financial statements prepared by Deutsche Bank AG for the business year from January 1, 2003 to December 31, 2003. The preparation and the content of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit of the consolidated financial statements in accordance with German auditing regulations and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (German Institute of Auditors), and in supplementary compliance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit such that it can be assessed with reasonable assurance whether the consolidated financial statements are free of material misstatements. The evidence supporting the amounts and disclosures in the consolidated financial statements is examined on a test basis within the framework of the audit. The audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the net assets, financial position, results of operations and cash flows of the Group for the business year in accordance with accounting principles generally accepted in the United States of America.

Our audit, which also extends to the structured presentation of additional disclosures with regard to the Group's position required by Article 36 of the 7th EU Directive prepared by the Company's management for the business year from January 1, 2003 to December 31, 2003, has not led to any reservations. In our opinion on the whole the structured presentation, together with the other disclosures in the consolidated financial statements, provides a suitable understanding of the Group's position and suitably presents the risks of future development. In addition, we confirm that the consolidated financial statements and the structured presentation of additional disclosures with regard to the Group's position for the business year from January 1, 2003 to December 31, 2003 satisfy the conditions required for the Company's exemption from its duty to prepare consolidated financial statements and the group management report in accordance with German law.

Frankfurt am Main, March 9, 2004
KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Wiedmann
Wirtschaftsprüfer

Keese
Wirtschaftsprüfer

Report of the Supervisory Board

At the five meetings of the Supervisory Board last year, we were comprehensively informed of the development of the bank's business and strategy as well as of current events and transactions of fundamental importance. We advised the Board of Managing Directors and monitored the management of business. The Board of Managing Directors informed us regularly, without delay and comprehensively, and presented all matters that required the Supervisory Board's decision. Between the meetings, the Board of Managing Directors kept us informed in writing on important operations. Furthermore, members of the Group Executive Committee reported on the developments in their business divisions at the meetings of the Supervisory Board.
The Board of Managing Directors regularly reported on business policies and other fundamental issues relating to management, corporate planning, strategy, the bank's financial development and earnings situation, the bank's risk management as well as transactions that were of significant importance to the bank. Current topics and decisions were also dealt with individually in regular discussions between the Spokesman of the Board of Managing Directors and the Chairman of the Supervisory Board. Furthermore, we have received regular reports on the trial proceedings in the Mannesmann case and on the status of the proceedings of Dr. Kirch against the bank and Dr. Breuer.
Following phase one of the bank's realignment through the successful implementation of its four strategic initiatives (focus on current earnings, focus on core businesses, improvement of capital and balance sheet management, optimization of PCAM Group Division), extensive discussions were held, in particular, on revenues growth by establishing the bank as a globally leading brand name, improving CIB's leading position, securing PCAM's profitable growth and maintaining our strategy of strict cost, capital and risk discipline. All efforts are aimed at the target of increasing the bank's operating revenues. Problem loans and provisions for credit losses were and will be reduced further.

Meetings of the Supervisory Board. At the first meeting of the year on February 6, 2003, we discussed the development of business in 2002, the key figures of the Annual Financial Statements for 2002 and the plan for the years 2003 to 2005. In addition, we discussed the human resources report, and the sale of a portion of the bank's private equity portfolio was discussed and approved.
At the following meeting on March 21, 2003, we approved the Annual Financial Statements for 2002, which were thus established. Furthermore, discussions were held on the corporate governance report and the compliance report, the resolution proposals for the agenda of the General Meeting 2003 were approved, and we discussed the Group's risk management.
At the constitutive meeting of the Supervisory Board directly following the General Meeting on June 10, 2003, Dr. Breuer was reelected Chairman and Ms. Förster Deputy Chairperson of the Supervisory Board. Dr. Breuer thus also became Chairman of the Chairman's Committee, the Credit and Market Risk Committee and the Mediation Committee as well as member of the Audit Committee. As a result of this election, Ms. Förster became member of the Chairman's Committee, Audit Committee and Mediation Committee. Furthermore, Dr. Cartellieri and Mr. Kaufmann were elected members of the Chairman's Committee, Dr. Cartellieri and Dr. Baumann members of the Credit and Market Risk Committee, and Sir Peter Job and Mr. Hartmann substitute members of the Credit and Market Risk Committee. Also at this meeting, Dr. Baumann was elected Chairman and Dr. Cartellieri, Ms. Horn and Mr. Hunk were elected members of the Audit Committee.
On July 30, 2003, we arranged to receive information on the development of business in the first half of 2003. The Board of Managing Directors also informed us about the strategic realignment of the bank and the pending sale of a portfolio of approximately 50 Deutsche Bank properties in Germany and Europe, which was approved by the Supervisory Board in September through written circulation procedure. The member of the Group Executive Committee responsible for the Asset Management Business Division, Tom Hughes, reported on the current developments in his business division.

At the Supervisory Board's last meeting of the year on October 29, 2003, the development of business in the first nine months was discussed. Furthermore, we extended the appointment of Mr. Lamberti as member of the Board of Managing Directors for another five years until September 30, 2009. The member of the Group Executive Committee responsible for the Private & Business Clients Corporate Division, Rainer Neske, reported on the current developments in his corporate division. In addition, the bank's human resources report on staff development and succession planning was discussed and the resolution was taken to increase the bank's share capital as required in connection with the issue of staff shares and option rights. Reports were also given on the pending legal disputes in connection with the General Meeting. Afterwards, a meeting took place without the Board of Managing Directors.
All members of the Supervisory Board participated in at least half of the Supervisory Board meetings during their period of office in the year 2003.

Corporate Governance. We discussed the implementation of the requirements of the German Corporate Governance Code and the American Sarbanes-Oxley Act at several of the meetings of the Supervisory Board and of the Chairman's Committee and Audit Committee. These discussions led to a series of changes in the Terms of Reference for the Supervisory Board and its committees. In July, the consultant commissioned by the Supervisory Board presented the results of the appraisal of the efficiency of the activities of the Supervisory Board, which we discussed at length. As a result, several of the initial recommendations have already been implemented. The Declaration of Conformity pursuant to §161 of the German Stock Corporation Act, which the Supervisory Board and Board of Managing Directors issued for the first time in October 2002, was adjusted in July 2003 in accordance with the resolutions of the General Meeting concerning Supervisory Board compensation. In October 2003, the declaration was revised and adjusted to the new version of the German Corporate Governance Code issued on May 21, 2003. Since the bank's Corporate Governance Principles matched the recommendations of the German Corporate Governance Code with only one exception relating to the directors and officers' liability insurance policy, a decision was taken to repeal the bank's own set of principles.
Together with the Board of Managing Directors we agreed on a procedure, as required by the Sarbanes-Oxley Act, for the receipt of complaints regarding accounting.
A comprehensive presentation of the bank's corporate governance, including the text of the Declaration of Conformity issued on October 29, 2003, can be found on the following pages and on our website in the Internet at www.deutsche-bank.com.

The Committees of the Supervisory Board. The Chairman's Committee met four times during the reporting period. At its meetings, the Committee handled not only issues relating to the Board of Managing Directors, but also those concerning the appraisal of the efficiency of the Supervisory Board, the amendment of the remuneration of the Supervisory Board, the bank's Corporate Governance Principles, succession planning for the Board of Managing Directors and the process of selecting new Supervisory Board members.
At its six meetings, the Credit and Market Risk Committee discussed exposures subject to mandatory approval under German law and the Articles of Association and all major loans and loans entailing increased risks. Where necessary, the Committee gave its approval. Apart from credit, liquidity, country and market risks, the Committee also discussed legal and reputational risks extensively. Furthermore, global industry portfolios were presented according to a specified plan and discussed at length.
The Audit Committee met five times in 2003. Representatives of the bank's auditor also attended its meetings. Subjects covered were the audit and approval of the Annual Financial Statements and Consolidated Financial Statements, the Form 20-F for the SEC in the USA, the quarterly financial statements, relations with the auditor, the proposal for the election of the auditor for the business year 2003, the auditor's remuneration and the audit mandate, including certain focal points for the audit as well as the control of the auditor's independence. As in the

year 2002, the Committee extensively discussed the effects of the Sarbanes-Oxley Act on the Audit Committee's working procedures. Between the regularly scheduled meetings, reports on the regulatory requirements, especially on those in New York, were presented by video conference. The Audit Committee had reports submitted to it regularly on the work of Internal Audit as well as on legal and reputational risks and was able to convince itself that the auditor had no conflicts of interest.

Meetings of the Mediation Committee, established pursuant to the regulations of the Co-Determination Act, were not necessary in 2003.

The Supervisory Board received regular reports on the work of its committees.

Conflicts of Interest and their Handling. Dr. Breuer did not participate in approving the resolution by the Chairman's Committee on the compensation of the members of the Board of Managing Directors for the year 2002, as this involved his own proportional compensation for that year.

As a party involved, Dr. Breuer did not participate in the discussion and approval of the resolution by the Chairman's Committee and the Supervisory Board, in accordance with the resolution of the Board of Managing Directors, that the investigative proceedings against members and former members of the Board of Managing Directors and bank's staff members due to allegations of aiding and abetting tax evasion be discontinued in exchange for payment of an association fine and an administrative fine as well as the assumption of the costs of the proceedings.

The Credit and Market Risk Committee dealt with the loan approvals required pursuant to § 15 of the German Banking Act. Supervisory Board members, who were also members of the supervisory board of the borrowing company when the resolutions were taken, did not participate in this.

The Supervisory Board was kept informed regularly on Dr. Kirch's lawsuit against Deutsche Bank and Dr. Breuer and discussed courses of action. The Chairman's Committee resolved, without Dr. Breuer participating in the voting, to approve the resolution of the Board of Managing Directors that the costs of the trial, including those caused by the trial against Dr. Breuer, will be covered by the bank. Furthermore, the Supervisory Board also resolved, without Dr. Breuer participating in the voting, to commission an external attorney to advise the Supervisory Board in all matters of relevance for the Supervisory Board arising from this trial.

Annual Financial Statements. Representatives of the bank's auditor attended the Financial Statements Meetings of the Supervisory Board and commented on questions raised. KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, the auditor of the Annual Financial Statements elected at last year's General Meeting, has audited the accounting, the Annual Financial Statements for 2003 and the Management Report as well as the Consolidated Financial Statements with Notes, and issued an unqualified opinion. After inspecting the reports of the auditor of the Annual Financial Statements, we agreed with the results of this audit.

Today, we established the Annual Financial Statements prepared by the Board of Managing Directors and agreed to the Consolidated Financial Statements. We agree with the proposal for the appropriation of profits and with the payment of a dividend of € 1.50 per no par value share entitled to dividend payment.

Personnel Issues. There were no personnel changes on the Board of Managing Directors during the reporting period.

The period of office of the members of the Supervisory Board ended with the close of the General Meeting on June 10, 2003. Adolf Kracht and Professor Dr.-Ing. E. h. Berthold Leibinger, representatives of the shareholders, and Gerald Herrmann, Peter Kazmierczak, Klaus Schwedler, Michael Freiherr Truchseß von Wetzhausen and Lothar Wacker, representatives of the employees, left the Supervisory Board. The General Meeting 2003 reelected Dr. rer. oec. Karl-Hermann Baumann, Dr. Rolf-E. Breuer, Dr. Ulrich Cartellieri, Sir Peter Job, Professor Dr. Henning

Kagermann, Dr. Michael Otto, Tilman Todenhöfer and Dipl.-Ing. Albrecht Woeste for a period of office of around five years. Ulrich Hartmann and Dipl.-Ing. Dr.-Ing. E.h. Jürgen Weber were elected by the General Meeting as new members of the Supervisory Board, also for a five-year period of office.
Sabine Horn, Margret Mönig-Raane, Klaus Funk and Ulrich Kaufmann were confirmed as representatives of the employees on the Supervisory Board at the meeting of the electoral delegates on May 8, 2003. Henriette Mark, Gabriele Platscher, Karin Ruck, Rolf Hunck and Leo Wunderlich were elected for the first time.
We thank all of the members who left the Supervisory Board for their dedication and constructive assistance to the company and the Board of Managing Directors during the preceding year. We are convinced the new Supervisory Board will continue the tradition of this management body's successful work.
The Supervisory Board thanks the Board of Managing Directors and the bank's employees for their great personal dedication.

Frankfurt am Main, March 19, 2004
The Supervisory Board

Dr. Rolf-E. Breuer
Chairman

Corporate Governance Report

Board of Managing Directors and Supervisory Board

Board of Managing Directors

The Board of Managing Directors is responsible for managing the company. Its member are jointly accountable for the management of the company. The duties, responsibilities and procedures of our Board of Managing Directors and the committees installed by the Board are specified in its Terms of Reference, which are available on our Internet website (www.deutsche-bank.com/corporate-governance).
The following paragraphs show information on the current members of the Board of Managing Directors. The information includes their ages as of December 31, 2003, the year in which they were appointed and the year in which their term expires, their current positions or area of responsibility, and their principal business activities outside our company.
To assist us in avoiding conflicts of interest, the members of our Board of Managing Directors have generally undertaken not to assume chairmanships of supervisory boards of companies outside our consolidated group.

Dr. Josef Ackermann
Age: 55
First Appointed: 1996
Term Expires: 2006

Dr. Josef Ackermann joined Deutsche Bank as a member of the Board of Managing Directors in 1996. On May 22, 2002, Dr. Ackermann assumed his current position as Spokesman of the Board of Managing Directors and Chairman of our Group Executive Committee.
Dr. Ackermann engages in the following principal business activities outside our company: He is a supervisory board member at Bayer AG, Deutsche Lufthansa AG (since June 18, 2003), Linde AG and Siemens AG (since January 23, 2003) and was a non-executive member of the board of directors at Stora Enso Oyi until March 20, 2003.
In February 2003, the Düsseldorf Public Prosecutor filed charges against Dr. Ackermann and other former members of the Supervisory Board and of the Board of Managing Directors of Mannesmann AG with the Düsseldorf District Court (Landgericht Düsseldorf). The complaint alleges a breach of trust in connection with payments to former members of the Board of Managing Directors and other managers of Mannesmann following the takeover of Mannesmann by Vodafone in spring 2000. On September 19, 2003, the District Court in Düsseldorf accepted the case and ordered a trial. The trial commenced on January 21, 2004. Our Supervisory Board has declared that it supports Dr. Ackermann's defense and that it views the charges in question as unjustified.

Dr. Clemens Börsig
Age: 55
First Appointed: 2001
Term Expires: 2005

Dr. Clemens Börsig joined our Board of Managing Directors in January 2001. He has worked with us since 1999, when he joined us as our Chief Financial Officer. He is also our Chief Risk Officer and responsible for our corporate governance.

Dr. Börsig engages in the following principal business activities outside our company: He is a supervisory board member at Heidelberger Druckmaschinen AG and was a supervisory board member of Gerling-Konzern Versicherungs-Beteiligungs-AG until June 11, 2003. He also holds a nonexecutive directorship at Foreign & Colonial Eurotrust Plc.

Dr. Tessen von Heydebreck
Age: 58
First Appointed: 1994
Term Expires: 2006

Dr. Tessen von Heydebreck joined our Board of Managing Directors in 1994. From 1994 to 1996, he was a deputy member of the Board of Managing Directors. Dr. von Heydebreck is our Chief Administrative Officer.
Dr. von Heydebreck engages in the following principal business activities outside our company: He is a supervisory board member at BASF AG, Duerr AG, Deutsche Euroshop AG, Gruner + Jahr AG & Co., and BVV Versicherungsverein des Bankgewerbes a.G. He holds a nonexecutive directorship at EFG Eurobank Ergasias S.A.

Hermann-Josef Lamberti
Age: 47
First Appointed: 1999
Term Expires: 2009

Hermann-Josef Lamberti joined our Board of Managing Directors in 1999. He joined us in 1998 as an executive vice president. Mr. Lamberti is our Chief Operating Officer.
Mr. Lamberti engages in the following principal business activities outside our company: He is a member of the supervisory board or similar bodies of Schering AG, Fiat S.p.A., Carl-Zeiss-Stiftung, e-millennium 1 GmbH & Co. KG (chairperson), Euroclear plc and Euroclear Bank S.A.

Group Executive Committee and Functional Committees

The Group Executive Committee, established in 2002, is a body that is not based on the Stock Corporation Act and serves as a tool to coordinate the heads of our groupwide business divisions with the Board of Managing Directors. It comprises the members of the Board of Managing Directors and the Global Business Heads of our Group Divisions. Through the establishment of the Group Executive Committee, we have integrated our Global Business Heads more closely into the management of our consolidated group. At the same time, we have precisely allocated functional responsibilities to preserve a clear delineation between strategic management on the one hand, and operational management on the other hand.
The responsibilities of the Group Executive Committee are as follows:
- Provide on-going information to the Board of Managing Directors on business developments and particular transactions;
- Regular review of our business segments;
- Consultation with and furnishing advice to the Board of Managing Directors on strategic decisions; and
- Preparation of decisions to be made by the Board of Managing Directors.

The following functional committees assist the Board of Managing Directors in executing cross-divisional strategic management, resource allocation, control and risk management:

- The **Group Finance Committee** is responsible for the Group's overall financial management and financial controls, including assuring accurate and consistent accounting and reporting practices and the design and operation of effective internal controls. Dr. Clemens Börsig is Chairman of the Committee.
- The **Group Investment Committee** is responsible for evaluating investment decisions and monitoring acquisitions, joint ventures, divestitures, and restructuring projects. The Chairman of the Group Investment Committee is Dr. Clemens Börsig.
- The **Group Risk Committee** is responsible for planning, management and control of risks, especially credit, market and operational risks across our consolidated group. The Chairman of the Group Risk Committee is Dr. Clemens Börsig.
- The **Group Asset/Liability Committee** is responsible for coordinating allocation of financial resources to the operational Group Divisions across our consolidated group. The Chairman of the Group Asset/Liability Committee is Dr. Josef Ackermann.
- The **Group Corporate Investments/Alternative Assets Committee** is responsible for the overall supervision of all Corporate Investments/Alternative Asset activities. The Committee defines investment strategies, determines risk-adjusted return requirements, sets limits for investment asset classes and allocates economic capital among the various alternative asset units. The Chairman of the Group Corporate Investments/Alternative Assets Committee is Dr. Josef Ackermann.
- The **Group IT & Operations Committee** is responsible for preparing strategic and operational decisions for approval by the Board of Managing Directors and takes other decisions as delegated with respect to cost containment and optimization of infrastructure/support functions including spending on vendors, premises, IT equipment and application development and operations, controlling and human resource functions. The Chairman of the Group IT & Operations Committee is Hermann-Josef Lamberti.
- The **Group Human Resources Committee** is responsible for determination and control of guidelines and standards in Human Resources (especially for staff recruitment, development, deployment, compensation and benefits, administration and severance) across our consolidated group. The Chairman of the Group Human Resources Committee is Dr. Tessen von Heydebreck.
- The **Group Compliance Committee** is responsible for ongoing development and implementation of Legal, Compliance and Internal Audit principles and standards. The Chairman of the Group Compliance Committee is Dr. Tessen von Heydebreck.

Supervisory Board

The Supervisory Board appoints, supervises and advices the Board of Managing Directors and is directly involved in decisions of fundamental importance to the bank. The Chairman of the Supervisory Board coordinates work within the Supervisory Board. The duties, procedures and committees of our Supervisory Board are specified in its Terms of Reference, which are available on our Internet website (www.deutsche-bank.com/corporate-governance).
The members representing our shareholders were elected at the Annual Shareholders' Meeting on June 10, 2003, and the members representing our employees were elected on May 8, 2003. The following table shows information on the current members of our Supervisory Board. The information includes their ages as of December 31, 2003, the years in which they were first elected or appointed, the years when their terms expire, their principal occupation and their membership on other companies' supervisory boards, other nonexecutive boards and other positions.

Member	Supervisory Board position with us and other principal occupation, if any	Areas of experience and other supervisory board memberships and other directorships
Dr. rer. oec. Karl-Hermann Baumann Age: 68 First elected: 1998 Term expires: 2008	Member of the Supervisory Board; Chairman of the supervisory board of Siemens AG, Munich	**Supervisory board memberships** E.ON AG; Wilhelm von Finck AG; Linde AG; Schering AG; ThyssenKrupp AG **Other experience** Siemens AG (member of the board of managing directors), 1987–1998; Bayerische Handelsbank AG (member of the supervisory board), 1991–1998
Dr. Rolf-E. Breuer Age: 66 First elected: 2002 Term expires: 2008	Chairman of the Supervisory Board	**Supervisory board memberships** Bertelsmann AG; Deutsche Börse AG (chairman); E.ON AG; Deutsche Lufthansa AG (member of the supervisory board until June 18, 2003); Siemens AG (deputy chairman of the supervisory board until January 23, 2003); Compagnie de Saint-Gobain S.A.; Kreditanstalt für Wiederaufbau (KfW); Landwirtschaftliche Rentenbank **Other experience** Spokesman of the Board of Managing Directors Deutsche Bank AG until 2002; President of the Association of German Banks; German Financial Supervisory Authority (Administrative Council); International Advisory Board of MMC; CESR (member of the Market Participants Consultative Panel); International Advisory Board of Coca-Cola
Dr. Ulrich Cartellieri Age: 66 First elected: 1997 Term expires: 2008	Member of the Supervisory Board	**Supervisory board memberships** Robert Bosch GmbH; Henkel KGaA (until April 14, 2003) **Other nonexecutive directorships** BAE SYSTEMS plc; Federal Reserve Bank of New York (member of the international advisory committee); GEMS Oriental & General Fund (member of the advisory council) **Other experience** Several positions with us 1970–1997, including member of our Board of Managing Directors; DEG-Deutsche Investitions- und Entwicklungsgesellschaft mbH (deputy chairman of the supervisory board), 1998–2001; Karstadt AG (chairman of the supervisory board), 1988–1997; Ruhrgas AG (member of the advisor y board), 1991–1998; Siemens AG (deputy chairman of the supervisory board), 1990–1998; Solvay Deutschland GmbH (chairman of the supervisory board), 1990–1997; Thyssen AG (member of the supervisory board), 1986–1997
Heidrun Förster Age: 56 First elected: 1993 Term expires: 2008	Deputy Chairperson and employee-elected member of the Supervisory Board; Chairperson of the works council of Deutsche Bank Privat- und Geschäftskunden AG, Berlin	**Other positions** Works council of Deutsche Bank AG, (chairperson), 1990–2001; employee of Deutsche Bank AG since 1975
Klaus Funk Age: 56 First elected: 1999 Term expires: 2008	Employee-elected member of the Supervisory Board; Chairman of the works council of Deutsche Bank Privat-und Geschäftskunden AG, Frankfurt am Main	**Other experience** Betriebskrankenkasse der Deutsche Bank AG (member of the advisory board); employee of Deutsche Bank AG since 1963

Member	Supervisory Board position with us and other principal occupation, if any	Areas of experience and other supervisory board memberships and other directorships
Ulrich Hartmann Age: 65 First elected: 2003 Term expires: 2008	Member of the Supervisory Board; Chairman of the Supervisory Board of E.ON AG, Düsseldorf	**Supervisory board memberships** Deutsche Lufthansa AG, Hochtief AG; IKB Deutsche Industriebank AG (chairman); Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft (chairman); **Other nonexecutive directorships** ARCELOR; Henkel KGaA (member of the shareholders' committee)
Sabine Horn Age: 42 First elected: 1998 Term expires: 2008	Employee-elected member of the Supervisory Board; Trainee DB Beschäftigungsmosaik	**Other positions** Employee of Deutsche Bank AG since 1984
Rolf Hunck Age: 58 First elected: 2003 Term expires: 2008	Employee-elected member of the Supervisory Board	**Supervisory board memberships** Deutsche Bank Trust AG; Fibula Finanz AG **Other experience** Hanseatische Wertpapierbörse AG (vice president, member of the exchange council and of the admissions committee) **Other positions** Employee of Deutsche Bank AG since 1963
Sir Peter Job Age: 62 Appointed by the court: 2001 Term expires: 2008	Member of the Supervisory Board	**Supervisory board memberships** Bertelsmann AG **Nonexecutive directorships** Grand Metropolitan Plc, 1994–1997; Diageo Plc, 1997–1999; Glaxo Wellcome Plc, 1997–2001; GlaxoSmithKline Plc (GSK); Schroders Plc; Tibco Software Inc.; Instinet Inc.; Multex.com Inc. (until February 2003); Shell Transport and Trading Plc **Other experience** Sub-editor and correspondent for Reuters, 1963–1971; Reuters Group Plc (member of the board of directors), 1989–2001; NASDAQ (chairman of the international advisory council); member of the advisory board of Reuters Venture Capital
Prof. Dr. Henning Kagermann Age: 56 First elected: 2000 Term expires: 2008	Member of the Supervisory Board; chairman and CEO of SAP AG, Walldorf	**Supervisory board memberships** DaimlerChrysler Services AG; Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft
Ulrich Kaufmann Age: 57 First elected: 1988 Term expires: 2008	Employee-elected member of the Supervisory Board; Chairman of the works council of Deutsche Bank AG, Düsseldorf	**Other positions** Employee of Deutsche Bank AG since 1967; Deutscher Bankangestellten-Verband; Betriebskrankenkasse der Deutsche Bank AG (member of the advisory board)
Henriette Mark Age: 46 First elected: 2003 Term expires: 2008	Employee-elected member of the Supervisory Board	**Other positions** Employee of Deutsche Bank AG since 1979
Margret Mönig-Raane Age: 55 First elected: 1996 Term expires: 2008	Employee-elected member of the Supervisory Board; Vice President of the Unified Services Union (ver.di Vereinigte Dienstleistungs-gewerkschaft), Berlin	**Other nonexecutive directorships** BHW (member of the advisory board); Kreditanstalt für Wiederaufbau (member of the administrative council) since January 2004

Member	Supervisory Board position with us and other principal occupation, if any	Areas of experience and other supervisory board memberships and other directorships
Dr. Michael Otto Age: 60 First elected: 1989 Term expires: 2008	Member of the Supervisory Board; chairperson of the board of managing directors of Otto (GmbH & Co KG) and OTTO AG für Beteiligungen, Hamburg	**Supervisory board memberships** Gerling-Konzern Versicherungs-Beteiligungs-AG; SCHWAB VERSAND GmbH (chairman); Axel Springer Verlag AG **Other nonexecutive directorships** 3 Suisses International S.A. (member of the advisory board); Baur Versand GmbH (chairman of the advisory board); Crate & Barrel Holding Inc. (chairman of the board); FORUM Grundstücksgesellschaft mbH (member of the advisory board); Freemans Plc (chairman of the board); Grattan Plc (chairman of the board); Handelsgesellschaft Heinrich Heine GmbH (chairman of the advisory board); Otto-Sumisho Inc. (chairman of the advisory board); Spiegel Inc. (chairman of the board); Euromarket Designs, Inc. (chairman of the board)
Gabriele Platscher Age: 46 First elected: 2003 Term expires: 2008	Employee-elected member of the Supervisory Board	**Other positions** Employee of the Deutsche Group since 1974 **Supervisory board memberships** Deutsche Bank Privat- und Geschäftskunden AG; BVV Versicherungsverein des Bankgewerbes a.G.
Karin Ruck Age: 38 First elected: 2003 Term expires: 2008	Employee-elected member of the Supervisory Board	**Supervisory board memberships** Deutsche Bank Privat- und Geschäftskunden AG **Other positions** Employee of Deutsche Bank AG since 1984; Deutscher Bankangestellten Verband (deputy chairperson)
Tilman Todenhöfer Age: 60 Appointed by the court: 2001 Term expires: 2008	Member of the Supervisory Board; Managing Partner of Robert Bosch Industrietreuhand KG, Stuttgart (since July 1, 2003); deputy chairman of the board of directors of Robert Bosch GmbH (until December 31, 2003); Commissioner of the Carl-Zeiss-Stiftung (since January 1, 2004); Chairman of the supervisory board of Carl Zeiss AG (since January 15, 2004)	**Supervisory board memberships** Robert Bosch GmbH (since January 1, 2004); Robert Bosch Int. Beteiligungen AG (president of the board of administration) Bosch Rexroth AG (until December 31, 2003), Robert Bosch Finance Co. Limited (member of the board, until December 31, 2003), Robert Bosch Finance Corporation (member of the board, until December 31, 2003) **Other experience** University of Tübingen (chairman of the board)
Dipl.-Ing. Dr.-Ing. E.h. Jürgen Weber Age: 62 First elected: 2003 Term expires: 2008	Member of the Supervisory Board; Chairman of the Supervisory Board of Deutsche Lufthansa AG, Cologne	**Supervisory board memberships** Allianz Lebensversicherungs-AG, Bayer AG, Deutsche Post AG; Thomas Cook AG (chairman), Voith AG, Loyalty Partner GmbH (chairman); Tetra Laval Group **Other experience** Member of the board of directors of Ecolab Inc., 1991–2001; managing director of R. Woeste & Co. GmbH & Co. KG
Dipl.-Ing. Albrecht Woeste Age: 68 First elected: 1993 Term expires: 2008	Member of the Supervisory Board	**Supervisory board memberships** Henkel KGaA (chairman); Allianz Lebensversicherungs-AG **Other nonexecutive directorships** IKB Deutsche Industriebank (member of the advisory board); R. Woeste & Co. GmbH & Co KG (chairman of the advisory board) ***Other experience*** Member of the board of directors of Ecolab Inc., 1991-2001; managing director of R. Woeste & Co. GmbH & Co. KG
Leo Wunderlich Age: 54 First elected: 2003 Term expires: 2008	Employee-elected member of the Supervisory Board; Chairman of the works council of Deutsche Bank	**Other positions** Employee of Deutsche Bank AG since 1966

The following persons were members of the Supervisory Board until June 10, 2003: Gerald Herrmann, Peter Kazmierczak, Adolf Kracht, Professor Dr.-Ing. E.h. Berthold Leibinger, Klaus Schwedler, Michael Freiherr Truchseß von Wetzhausen and Lothar Wacker.

Standing Committees

The Supervisory Board has established the following four standing committees. The Report of the Supervisory Board provides information on the concrete work of the committees over the preceding year.

Committee	Meetings in 2003	Responsibilities	Members as of December 31, 2003
Chairman's Committee	4	prepares decisions by the Supervisory Board on the appointment and dismissal of members of the Board of Managing Directors, including long-term succession planning in the Board of Managing Directors; responsible for deciding the terms of the service contracts and other contractual arrangements between us and members of our Board of Managing Directors; for the approval of ancillary activities of members of the Board of Managing Directors; and for the statutorily required approval of certain contracts between us and members of the Supervisory Board and Board of Managing Directors; prepares Supervisory Board decisions with respect to corporate governance	Dr. Rolf-E. Breuer – Chairperson Heidrun Förster Dr. Ulrich Cartellieri Ulrich Kaufmann
Audit Committee	5	mandates the independent auditors that the annual shareholders' meeting elects; sets the compensation of the independent auditor and may determine priorities for the audits; monitors the auditor's independence; reviews our interim reports and financial statements and discusses the audit report with the auditor; prepares the Supervisory Board's decision on the approval of the annual financial statements and the consolidated financial statements; discusses changes of accounting or auditing practices; arranges to be informed regularly about the work done by the internal audit; responsible for handling of complaints regarding accounting, internal accounting controls and auditing matters; approval of the engagement of non-audit services to our auditor	Dr. Karl-Hermann Baumann – Chairperson Dr. Rolf-E. Breuer Heidrun Förster Dr. Ulrich Cartellieri Sabine Horn Rolf Hunck
Credit and Market Risk Committee	6	responsible for the treatment of loans which, pursuant to law or our Articles of Association, require a resolution of the supervisory board; approves investments in other companies of between 2% and 3% of our regulatory banking capital; the Board of Managing Directors provides this committee with information on legal and reputational risks, credit exposures and related circumstances which are of special importance due to the risks or liabilities attached to them or for any other reason	Dr. Rolf-E. Breuer – Chairperson Dr. Karl-Hermann Baumann Dr. Ulrich Cartellieri Sir Peter Job – deputy member Ulrich Hartmann – deputy member
Mediation Committee	0	responsible for making proposals to the Supervisory Board on the appointment or dismissal of members of the Board of Managing Directors in those cases where the Supervisory Board is unable to reach a two-thirds majority decision with respect to the appointment or dismissal	Dr. Rolf-E. Breuer – Chairperson Heidrun Förster Dr. Ulrich Cartellieri Henriette Mark

The duties, responsibilities and processes of the Chairman's Committee and the Audit Committee are set out in separate terms of references, which are available on our Internet website (www.deutsche-bank.com/corporate-governance).

Performance-related Compensation

Board of Managing Directors

The Chairman's Committee of the Supervisory Board is responsible for determining the structure and level of the remuneration of members of the Board of Managing Directors. In particular, the Chairman's Committee determines salaries and other compensation components, including pension benefits, for the Board of Managing Directors. At the proposal of the Chairman's Committee, the full Supervisory Board discusses and regularly reviews the structure of the Management Board compensation system.
We have entered into service agreements with members of our Board of Managing Directors. These agreements established the following principal elements of compensation:

Salary. We established fixed remuneration for the members of our Board of Managing Directors based on a comparative analysis of the base salaries a selected peer group of international companies pays its Managing Directors.

Cash Bonus. As part of the variable compensation we pay annual cash bonuses to members of our Board of Managing Directors based on achievement of the planned return on equity of the group (based on underlying pre-tax profit, which excludes among other items net gains/losses from industrial holdings, in relation to the average active equity).

Mid-Term-Incentive ("MTI"). As further part of the variable compensation we grant a performance-based mid-term-incentive which reflects, for a rolling two year period, the ratio between our total shareholder return and the corresponding average figure for the peer group. The mid-term-incentive payment consists of a cash component (1/3) and equity-based awards (2/3) which contain long-term risk elements under the DB Global Partnership Plan. For further information on the terms of our DB Global Partnership Plan see Note [20] to the consolidated financial statements.
The aggregate remuneration, including performance-based compenstion, earned by the members of our Board of Managing Directors for the year ended December 31, 2003 was € 28,005,459. This aggregate remuneration was comprised of the following:

in €	2003
Salaries	3.550.000
Bonuses, mid-term-incentive (cash and equity-based) and other payments	23.693.460
Other remuneration[1]	761.999
Total remuneration	**28.005.459**

[1] Insurance premiums, payments in kind and taxes

The Members of our Board of Managing Directors received as part of the mid-term-incentive share-based awards; the ultimate value of which to the members of the Board of Managing Directors will depend on the price of the Deutsche Bank share. The units of each portion of this share-based compensation are described below.

DB Equity Units. In respect of the 2003 performance year, we awarded an aggregate of 99,699 deferred share awards to members of our Board of Managing Directors. These shares are scheduled to be delivered on August 1, 2007.

Performance Options and Partnership Appreciation Rights. In respect of the 2003 performance year, we awarded an aggregate number of 114,880 Performance Options and 114,880 Partnership Appreciation Rights. The awards will each be exercisable in equal proportions of 38,293 units on February 1, 2006, February 1, 2007 and February 1, 2008, at an exercise price equal to 120% of the "reference price" as defined in note [20] to the consolidated financial statements.

In addition to the above amounts that we paid to members of the Board of Managing Directors in 2003, we paid former members of the Board of Managing Directors or their surviving dependents an aggregate of € 31,218,858. During 2003 we set aside nearly € 1.0 million for pension, retirement or similar benefits for our Board of Managing Directors.

For further information on the terms of our DB Global Partnership Plan, pursuant to which DB Equity Units, Performance Options and Partnership Appreciation Rights are issued, see Note [20] to the consolidated financial statements.

Pursuant to the service contracts we have entered into with each of the members of our Board of Managing Directors, the board members are entitled to receive certain transitional payments upon termination of their board membership. If a member is terminated other than for cause, he or she is entitled to receive a severance payment generally consisting of his or her base salary for the remaining term of the service contract, as well as an amount corresponding to the members's average annual bonus paid in the three years preceding the termination.

Our Board Members as of December 31, 2003 received the following remuneration for the year 2003:

in €	Annual Cash Compensation		Equity-based MTI	
Members of the Board of Managing Directors	Salary	Cash Bonus/cash MTI	DB Equity Units	Performance Options[1]
Dr. Josef Ackermann	1,150,000	6,570,500	42,519	48,993
Dr. Clemens Börsig	800,000	2,926,000	19,060	21,962
Dr. Tessen v. Heydebreck	800,000	2,926,000	19,060	21,962
Hermann-Josef Lamberti	800,000	2,926,000	19,060	21,962

[1] For each Performance Option a Partnership Appreciation Right is granted; for further details see Note [20] to the consolidated financial statements.

Members of the Board of Managing Directors	Performance Options Granted[1]	Percentage of Total Options Outstanding	Strike Price in €[1]	Expiration Date	Grant Date Present Value in €	Currently Exer-cisable	Currently Unexer-cisable[2]
Dr. Josef Ackermann	48,993	0.19%	76.61	February 1, 2010	13.02	–	48,993
Dr. Clemens Börsig	21,962	0.08%	76.61	February 1, 2010	13.02	–	21,962
Dr. Tessen v. Heydebreck	21,962	0.08%	76.61	February 1, 2010	13.02	–	21,962
Hermann-Josef Lamberti	21,962	0.08%	76.61	February 1, 2010	13.02	–	21,962

[1] For each Performance Option a Partnership Appreciation Right is granted; for further details see Note [20] to the consolidated financial statements.
[2] Mandatory holding period of two years from date of grant.

Supervisory Board

The compensation of Supervisory Board members is set forth in our Articles of Association, which our shareholders amend from time to time at their annual meetings. Such compensation provisions were most recently amended at our 2003 annual shareholder's meeting on June 10, 2003.

For the period prior to such meeting, the following compensation policies applied. The compensation generally consisted of a fixed remuneration of € 7,000 per year (plus value-added tax (Umsatzsteuer)) and a dividend-based bonus of € 2,500 per year for every full or fractional € 0.05 increment by which the dividend we distributed to our shareholders exceeded € 0.15 per share. We increased the dividend-based bonus of each Supervisory Board member by 25% for each committee on which the Supervisory Board member sat. We paid the chairperson twice the total compensation of a regular member, and we paid the deputy chairperson one and a half times the total compensation of a regular member.

For the period following such meeting, the following compensation policies apply. The compensation generally consists of a fixed remuneration of € 30,000 per year (plus value-added tax (Umsatzsteuer)) and a dividend-based bonus of € 1,000 per year for every full or fractional € 0.05 increment by which the dividend we distribute to our shareholders exceeds € 0.15 per share. We increase both the fixed remuneration and the dividend-based bonus of each Supervisory Board member by 25% for each committee on which the Supervisory Board member sits, except that for the chair of a committee the rate of increment is 50% and if the committee chairman is not identical with the Supervisory Board chairman the rate of increment is 75%. These amounts are based on the premise that the respective committee has met during the financial year. We pay the chairperson three times the total compensation of a regular member, and we pay the deputy chairperson one and a half times the total compensation of a regular member. The members of the Supervisory Board also receive an annual remuneration linked to our long-term success; this remuneration varies in size depending on how the ratio between the total return on our shares – based on share price development, dividend and capital actions – and the average total return of shares of a group of peer companies currently consisting of Citigroup Inc., Credit Suisse Group, J. P. Morgan Chase & Co., Merrill Lynch & Co. Inc. and UBS AG, has developed in the three financial years immediately preceding the year for which the remuneration is paid. If the ratio lies between -10% and +10% each member receives an amount of € 15,000; if our shares outperform the peer group by 10% to 20%, the payment increases to € 25,000; and in case of a more than 20% higher performance it rises to € 40,000. The members of the Supervisory Board receive a meeting fee of € 1,000 for each meeting of the Supervisory Board and its committees in which they take part. In addition, in our interest, the members of the Supervisory Board will be included in any financial liability insurance policy held in an appropriate amount by us, with the corresponding premiums being paid by us.

Both before and after the amendment of the compensation provisions, the following policies applied. We also reimburse members of the Supervisory Board for all cash expenses and any value-added tax (Umsatzsteuer) they incur in connection with their roles as members of the Supervisory Board. Employee-elected members of the Supervisory Board also continue to receive their employee benefits. For Supervisory Board members who served on the board for only part of the year, we pay a fraction of their total compensation based on the number of months they served, rounding up or down to whole months.

We compensate our Supervisory Board members after the end of each fiscal year. In January 2004, we paid each Supervisory Board member the fixed portion of their remuneration for their services in 2003 and their meeting fees. The remuneration linked to our long-term success was defined to be zero. In addition, we will pay each of them for their services in 2003 a dividend-based bonus after the shareholders' meeting in June 2004. The following table shows the individual remuneration of the members of the Supervisory Board for their services in 2003, assuming that the shareholders' meeting in June 2004 approves the envisaged dividend of € 1.50 per share.

in €				Compensation for fiscal year 2003
Members of the Supervisory Board	Fixed	Variable	Meeting Fee	Total
Dr. Rolf-E. Breuer	80,208	165,375	11,000	256,583
Dr. Karl-Hermann Baumann	37,916	73,688	9,000	120,604
Heidrun Förster	39,375	94,781	7,000	141,156
Dr. Ulrich Cartellieri	33,542	76,781	11,000	121,323
Klaus Funk	20,416	43,875	3,000	67,291
Ulrich Hartmann[2]	21,875	19,687	5,000	46,562
Gerald Herrmann[1]	2,917	28,125	–	31,042
Sabine Horn	24,792	54,844	4,000	83,636
Rolf Hunck[2]	21,875	19,687	5,000	46,562
Sir Peter Job	24,792	54,844	6,000	85,636
Prof. Dr. Henning Kagermann	20,416	43,875	3,000	67,291
Ulrich Kaufmann	24,792	47,812	5,000	77,604
Peter Kazmierczak[1]	2,917	28,125	–	31,042
Adolf Kracht[1]	2,917	35,156	–	38,073
Prof. Dr.-Ing. E.h. Berthold Leibinger[1]	2,917	28,125	–	31,042
Henriette Mark[2]	17,500	15,750	3,000	36,250
Margret Mönig-Raane	20,416	43,875	3,000	67,291
Dr. Michael Otto	20,416	43,875	2,000	66,291
Gabriele Platscher[2]	17,500	15,750	3,000	36,250
Karin Ruck[2]	17,500	15,750	3,000	36,250
Klaus Schwedler[1]	2,917	28,125	–	31,042
Tilman Todenhöfer	20,416	43,875	3,000	67,291
Michael Freiherr Truchseß von Wetzhausen[1]	2,917	35,156	–	38,073
Lothar Wacker[1]	2,917	35,156	–	38,073
Dipl.-Ing. Dr.-Ing. E.h. Jürgen Weber[2]	17,500	15,750	3,000	36,250
Dipl.-Ing. Albrecht Woeste	20,416	43,875	3,000	67,291
Leo Wunderlich[2]	17,500	15,750	3,000	36,250
Total	**539,582**	**1,167,467**	**95,000**	**1,802,049**

[1] Member until June 10, 2003
[2] New member since June 10, 2003

As mentioned above, most of the employee-elected members of the Supervisory Board are employed by us. In addition, Dr. Breuer and Dr. Cartellieri were formerly employed by us. The aggregate compensation we and our consolidated subsidiaries paid to such members as a group during the year ended December 31, 2003 for their services as employees or status as former employees (including retirement, pension and deferred compensation) was € 5,000,572.

Share Plans

For a description of our employee share programs, please refer to Note [20] to the consolidated financial statements.

Reporting and Transparency

Directors' Share Ownership

Board of Managing Directors. As of February 29, 2004, the individual share ownership (including options to purchase our shares or rights related to our shares) of the current members of the Board of Managing Directors was as follows:

Members of the Board of Managing Directors	Number of Shares	Number of Options	Number of Partnership Appreciation Rights	Number of DB Equity Units
Dr. Josef Ackermann	57,000	157,795	157,795	118,342
Dr. Clemens Börsig	10,250[1]	63,684	63,684	57,402
Dr. Tessen von Heydebreck	10,000	64,919	64,919	58,653
Hermann-Josef Lamberti	21,558	64,919	64,919	58,653

[1] Excluding 150 Deutsche Bank shares, pooled in a family held partnership as defined under the German civil code, in which Dr. Clemens Börsig has an interest of less than 25%.

The current members of our Board of Managing Directors held an aggregate of 98,808 of our shares on February 29, 2004, amounting to 0.017% of our share capital on that date. No member of the Board of Managing Directors beneficially owns 1% or more of our outstanding shares.

The current members of our Board of Managing Directors also held 293,049 DB Equity Units, 351,317 Performance Options and 351,317 Partnership Appreciation Rights. 58,827 of the DB Equity Units vested on February 1, 2004 and will be delivered on August 1, 2005 and 14,707 of the DB Equity Units will vest and be delivered on August 1, 2005. 95,853 of the DB Equity Units will vest on February 1, 2005 and will be delivered on August 1, 2006 and 23,963 of the DB Equity Units will vest and be delivered on August 1, 2006. 79,759 of the DB Equity Units will vest on February 1, 2006 and will be delivered on August 1, 2007 and 19,940 of the DB Equity Units will vest and be delivered on August 1, 2007.

The table below shows information regarding the 351,317 Performance Options held by our current members of our Board of Managing Directors as of February 29, 2004.

Number of Performance Options	Strike Price in €	Vesting Date	Expiration Date
32,772	89.96	February 1, 2004	February 1, 2008
32,772	89.96	February 1, 2005	February 1, 2008
32,772	89.96	February 1, 2006	February 1, 2008
138,121	47.53	February 1, 2005	February 1, 2009
38,293	76.61	February 1, 2006	February 1, 2010
38,293	76.61	February 1, 2007	February 1, 2010
38,293	76.61	February 1, 2008	February 1, 2010

The vesting of the Partnership Appreciation Rights will occur at the same time and to the same extent as the vesting of Performance Options.

For more information on the deferred share awards discussed above, see Note [20] to the consolidated financial statements.

Supervisory Board. As of February 29, 2004, the individual share ownership (including options to purchase our shares) of each member of the Supervisory Board, was as follows:

Members of the Supervisory Board	Number of Shares	Options
Dr. Rolf-E. Breuer	20,107	57,310
Dr. rer. oec. Karl-Hermann Baumann	–	–
Dr. Ulrich Cartellieri	675	–
Heidrun Förster	500	200
Klaus Funk	350	200
Ulrich Hartmann	–	–
Sabine Horn	293	100
Rolf Hunck	624	3,833
Sir Peter Job	–	–
Prof. Dr. Henning Kagermann	–	–
Ulrich Kaufmann	173	200
Henriette Mark	238	200
Margret Mönig-Raane	–	–
Dr. Michael Otto	–	–
Gabriele Platscher	699	200
Karin Ruck	70	120
Tilman Todenhöfer	–	–
Dipl.-Ing. Dr. Ing. E.h. Jürgen Weber	–	–
Dipl. Ing. Albrecht Woeste	–	–
Leo Wunderlich	672	200
Total	**24,401**	**62,563**

As of December 31, 2003, the members of the Supervisory Board held 24,829 shares (December 31, 2002: 35,453) and 62,403 options to purchase shares (December 31, 2002: 58,396).

No member of the Supervisory Board beneficially owns 1% or more of our outstanding shares.

The options held by Dr. Rolf-E. Breuer were received by him as compensation during his prior service as Spokesman of our Board of Managing Directors. Dr. Breuer's options had a strike price of € 89.96, vesting dates of February 1, 2004, 2005 and 2006, and an expiration date of February 1, 2008. Rolf Hunck received a total of 3,673 options under the DB Global Partnership Plan as part of his compensation as an employee, 726 of which were received in February 2002 and had a strike price of € 89.96, vesting dates of February 1, 2004, 2005 and 2006, and an expiration date of February 1, 2008, and 2,947 of which were received in February 2003 and had a strike price of € 47.53, vesting dates of February 1, 2005, 2006 and 2007, and an expiration date of February 1, 2009. The other options reflected in the table were acquired via the voluntary participation of employee members of our Supervisory Board in the DB Global Share Plan. DB Global Share Plan options issued in 2001 generally had a strike price of € 87.66, a vesting date of January 2, 2004 and an expiration date of November 13, 2007; those issued in 2002 generally had a strike price of € 55.39, a vesting date of January 2, 2005 and an expiration date of November 13, 2008; those issued in 2003 generally had a strike price of € 75.24, a vesting date of January 2, 2006 and an expiration date of December 11, 2009. All options are with respect to our ordinary shares.

Directors' Dealings

Each transaction by a member of the Board of Managing Directors or a member of the Supervisory Board or persons related to them in shares of Deutsche Bank AG or derivatives on these shares is announced without delay on the Deutsche Bank's homepage (www.deutsche-bank.com/corporate-governance). The transactions since January 1, 2003, were as follows (until February 29, 2004):

					Members of the Board of Managing Directors	
Date of Transaction	Name	Title of the Security or Right/Derivative	WKN/ISIN	Quantity and Nominal	Type of Transaction	Price in €
February 17, 2003	Tessen von Heydebreck	DB Shares	514000	10,000	Buy	41.70
August 1, 2003	Clemens Börsig	DB Shares	514000	10,000	Buy	56.00

					Members of the Supervisory Board	
Date of Transaction	Name	Title of the Security or Right/Derivative	WKN/ISIN	Quantity and Nominal	Type of Transaction	Price in €
May 8, 2003	Klaus Funk	DB Shares	514000	50	Buy	49.65
November 3, 2003	Ulrich Kaufmann	DB Shares	514000	200	Sell	57.53
December 11, 2003	Heidrun Förster	DB Shares	514000	20	Buy[1]	54.45
December 11, 2003	Klaus Funk	DB Shares	514000	20	Buy[1]	54.45
December 11, 2003	Rolf Hunck	DB Shares	514000	20	Buy[1]	54.45
December 11, 2003	Ulrich Kaufmann	DB Shares	514000	20	Buy[1]	54.45
December 11, 2003	Henriette Mark	DB Shares	514000	20	Buy[1]	54.45
December 11, 2003	Gabriele Platscher	DB Shares	514000	20	Buy[1]	54.45
December 11, 2003	Leo Wunderlich	DB Shares	514000	20	Buy[1]	54.45
February 6, 2004	Rolf Hunck	DB Shares	514000	450	Sell	65.38

[1] Purchased within the employees' share program Global Share 2003. Additional five options to purchase one share for each share purchased were also received. Exercisable after January 1, 2006 at the earliest.

					Others persons required to report	
Date of Transaction	Name	Title of the Security or Right/Derivative	WKN/ISIN	Quantity and Nominal	Type of Transaction	Price in €
April 2, 2003	Eghard Woeste	DB Shares	514000	700	Buy	39.20
August 1, 2003	Gerhild Börsig	DB Shares	514000	1,000	Buy	56.00

Related Party Transactions

We have business relationships with a number of the companies in which we own significant equity interests. We also have business relationships with a number of companies where members of our Board of Managing Directors also hold positions on boards of directors. Our business relationships with these companies cover many of the financial services we provide to our clients generally.

We believe that we conduct all of our business with these companies on terms equivalent to those that would exist if we did not have equity holdings in them or management members in common, and that we have conducted business with these companies on that basis in 2003 and prior years. None of these transactions is or was material to us.

Among our business with related party companies in 2003 there have been and currently are loans, guarantees and commitments. A,Oll of these lending-related credit exposures (excluding derivatives), which totaled € 3.9 billion (of which € 2.4 billion related to our equity method investment in EUROHYPO AG) as of February 29, 2004

- were made in the ordinary course of business;
- were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons; and
- did not involve more than the normal risk of collectability or present other unfavorable features.

EUROHYPO AG

Following an agreement in principle reached in 2001, in the third quarter of 2002 we merged our mortgage bank subsidiary, EUROHYPO AG Europäische Hypothekenbank der Deutsche Bank AG ("Eurohypo Old"), with the mortgage bank subsidiaries of Dresdner Bank AG and Commerzbank AG, to form the new EUROHYPO AG. After the merger, we contributed part of our London-based real estate investment banking business to EUROHYPO AG in December 2002. In January 2003, our German commercial real estate financing division in Germany and Dresdner Bank AG's U.S. based real estate investment banking team were transferred to EUROHYPO AG. Subsequent to these transactions, we owned 37.7% of the outstanding share capital of EUROHYPO AG.
Two members of the supervisory board of EUROHYPO AG are employees of Deutsche Bank AG. Additionally, two members of the Board of Managing Directors of EUROHYPO AG, including the Spokesman, were members of the management board of Eurohypo Old prior to the merger.
Besides our equity stake, which had a book value of € 2.4 billion at December 31, 2003, we provide EUROHYPO AG with loans and commitments. Total loans and commitments (including derivative lines) as of December 31, 2003 were € 5.5 billion, of which € 4.0 billion were utilized at that date.
Deutsche Bank AG, Commerzbank AG and Dresdner Bank AG each granted EUROHYPO AG financial guarantees to protect EUROHYPO AG against losses resulting from loan loss provisions arising from loans each contributed to the new entity up to a fixed maximum amount for the period until December 31, 2006. While the maximum amount of the financial guarantees of Commerzbank AG and Dresdner Bank AG has already been utilized by the end of 2003, our financial guarantee is still in force with an unutilized amount of € 187 million as of December 31, 2003. Furthermore, we held fixed income securities issued by EUROHYPO AG, classified as securities available for sale, in the amount of € 606 million as of December 31, 2003.
Under the agreement in principle referred to above, Deutsche Bank, Commerzbank AG and Dresdner Bank AG have agreed to certain transfer restrictions regarding their shares in EUROHYPO AG which are in force until December 31, 2008, including preemptive rights.
In March 2004, the major shareholders waived their rights to a dividend payment in respect of the fiscal year 2003 and EUROHYPO AG announced that it had taken a decision in March 2004 to establish additional general banking reserves allowable under German accounting rules (HGB). We account for our investment in EUROHYPO AG under the equity-method and as such recognize in our income statement our proportional share of the after-tax earnings or losses of EUROHYPO AG as reported applying U.S. GAAP.

We have not conducted material business with parties that fall outside of the definition of related parties, but with whom we or our related parties have a relationship that enables the parties to negotiate terms of material transactions that may not be available from other, more clearly independent, parties on an arm's-length basis.

Aside from our other shareholdings, we hold acquired equity interests in some of our clients arising from our efforts to protect our then-outstanding lending exposures to them.

The table below shows information on loans to related party companies that we have classified as nonaccrual as of December 31, 2003. As such, these loans may exhibit more than normal risk of collectability or present other unfavorable features. We hold a significant portion of the outstanding equity interests in customers C, D and E noted below and account for these equity interests in our financial statements using the equity method of accounting (as described in Note [6] to the consolidated financial statements). Our participating interests in customer A, B and F are 10% or more of their voting rights.

in € m.	Amount outstanding as of February 29, 2004	Largest amount outstanding January 1, 2003 to February 29, 2004	Nature of the loan and transaction in which incurred
Customer A	45	45	Comprised of six loans totaling € 27 million payable on demand, each bearing interest at 4.33% per annum, two export financings totaling € 10 million, each bearing interest at 4.07% per annum, maturing on December 31, 2004, and one refinancing of a sale-leaseback transaction of € 8 million bearing interest at 3.46% per annum maturing on January 31, 2027. Interest accrual has been stopped.
Customer B	97	97	Loans (primarily real estate finance and drawn guarantees). The company is in liquidation and the loans are payable on demand. Interest accrual has been stopped.
Customer C	9	9	Comprised of two loans for which we have demanded repayment and stopped accruing interest. € 8 million relates to a sale-leaseback transaction.
Customer D	89	114	Project finance loan maturing December 31, 2007. Interest accrual has been stopped.
Customer E	18	21	Comprised of € 16 million commercial corporate loan rolled over at 90 day periods and € 2 million short-term cash loan. Interest accrual has been stopped for both.
Customer F	4	4	Comprised of two loans payable on demand for which interest accrual has been stopped.

Auditing and Controlling

Audit Committee Financial Expert

Our Supervisory Board has determined that the following members of its Audit Committee are "audit committee financial experts", as such term is defined by the regulations of the Securities and Exchange Commission issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002: Dr. rer.oec. Karl-Hermann Baumann, Dr. Rolf E. Breuer and Dr. Ulrich Cartellieri.

Code of Ethics

In response to Section 406 of the Sarbanes-Oxley Act of 2002, we have adopted a code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A copy of this code of ethics is available on our Internet website at www.deutsche-bank.com/corporate-governance.

Principal Accounting Fees and Services

In accordance with German law, our principal accountants are appointed by our annual shareholders' meeting based on a recommendation of our Supervisory Board. The Audit Committee of our Supervisory Board prepares the board's recommendation on the selection of the principal accountants. Subsequent to the principal accountants' appointment, the Audit Committee awards the contract and in its sole authority approves the terms and scope of the audit and all audit engagement fees as well as monitors the principal accountants' independence. On June 10,

2003, the annual shareholders' meeting appointed KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, which has been our principal accounts for a number of years, as our principal accountants for the 2003 fiscal year.

The table set forth below contains the aggregate fees billed for each of the last two fiscal years by our principal accountants in each of the following categories: (i) Audit Fees, which are fees for professional services for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years, (ii) Audit-Related Fees, which are fees for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported as Audit Fees, (iii) Tax Fees, which are fees for professional services rendered for tax compliance, tax consulting and tax planning, and (iv) All Other Fees, which are fees for products and services other than Audit Fees, Audit-Related Fees and Tax Fees. These amounts exclude expenses and VAT.

Fee Category in € m.	**2003**	2002
Audit Fees	**32**	31
Audit-Related Fees	**12**	23
Tax Fees	**8**	9
All Other Fees	**1**	4
Total Fees	**53**	**67**

Our Audit-Related fees included fees for accounting advisory, due diligence relating to actual or contemplated acquisitions and dispositions, attestation engagements and other agreed-upon procedure engagements. Our Tax Fees including fees for services relating to the preparation and review of tax returns and related compliance assistance and advice, tax consultation and advice relating to Group tax planning strategies and initiatives and assistance with assessing compliance with tax regulations. Our Other Fees were incurred for project-related advisory services.

United States law and regulations in effect since May 6, 2003, and our own policies, generally require all engagements of our principal accountants be pre-approved by our Audit Committee or pursuant to policies and procedures adopted by it. Our Audit Committee has adopted the following policies and procedures for consideration and approval of requests to engage our principal accountants to perform non-audited services. Engagement requests must in the first instance be submitted to our Group Finance Committee, whose members consist of our Chief Financial Officer and senior members of our Controlling and Tax departments. If the request relates to services that would impair the independence of our principal accountants, the request must be rejected. Our Audit Committee has given its pre-approval for specified assurance, financial advisory and tax services, provided the expected fees for any such service do not exceed € 1 million. If the engagement request relates to such specified pre-approved services, it may be approved by the Group Finance Committee, which must thereafter report such approval to the Audit Committee. If the engagement request relates neither to prohibited non-audit services nor to pre-approved non-audit services, it must be forwarded by the Group Finance Committee to the Audit Committee for consideration. In addition, to facilitate the consideration of engagement requests between its meetings, the Audit Committee has delegated approval authority to several of its members who are "independent" as defined by the Securities and Exchange Commission and the New York Stock Exchange. Such members are required to report any approvals made by them to the Audit Committee at its next meeting.

Additionally, United States law and regulations in effect since May 6, 2003 permit the pre-approval requirement to be waived with respect to engagements for non-audit services aggregating no more than five percent of the total amount of revenues we paid to our principal accountants, if such engagements were not recognized by us at the time of engagement and were promptly brought to the attention of our Audit Committee or a designated member thereof and approved prior to the completion of the audit. In 2003, the percentage of the total amount of revenue we paid to our principal accountants represented by non-audit services in each category that were subject to such a waiver was less than 5%.

Compliance with the German Corporate Governance Code

Declaration of Conformity 2003

The Board of Managing Directors and Supervisory Board issued a new Declaration of Conformity pursuant to § 161 German Stock Corporation Act (AktG) on October 29, 2003. In accordance with the statutory regulations, this Declaration included information on the past for the first time. It stated that Deutsche Bank AG complied with the recommendations of the "Government Commission on the German Corporate Governance Code" since its last Declaration of Conformity dated October 30, 2002, which was based on the version of the Code valid at that time, with the following exceptions:

- For the members of the Board of Managing Directors and the Supervisory Board, there has been a directors and officers' liability insurance policy, initially with a small deductible and subsequently without deductible (Code No. 3.8).
- Chairing of the Supervisory Board Committees (Code No. 5.4.5) did not entail separate compensation until the amendment of § 14 of the Articles of Association by the General Meeting on June 10, 2003.

The Code recommendations in the amended version dated May 21, 2003, will be complied with in the future, with the exception that for the members of the Board of Managing Directors and of the Supervisory Board there is a directors and officers' liability insurance policy without a deductible (Code No. 3.8). This is actually a Group insurance policy for a large number of staff members in Germany and abroad. Internationally, a deductible is unusual; a differentiation between board members and staff members does not appear to be appropriate.

The Declaration of Conformity is also published on our Internet website at www.deutsche-bank.com/corporate-governance, where you can also find a copy of the German Corporate Governance Code.

Statement on the suggestions of the German Corporate Governance Code

In May 2003, the Government Commission amended the German Corporate Governance Code, which included the suggestion that a statement can be made in the Annual Report on the suggestions of the Code (Code No. 3.10). Accordingly, we would like to comply with this suggestion here. Deutsche Bank voluntarily complies with the suggestions of the Code in the version dated May 21, 2003, with the following exceptions:

- The representatives appointed by Deutsche Bank to exercise shareholders' voting rights can be reached by those attending the General Meeting until just before voting commences. The representatives are reachable by those not attending until 12 noon on the day of the General Meeting using the instruction tool in the Internet (Code number 2.3.3). In this manner, the risk of any technical disruptions directly before voting takes place can basically be excluded. This is also when the broadcast through the Internet ends at the latest, which means information useful for non-participants in forming an opinion can no longer be expected after this time.

- Our broadcast of the General Meeting through the Internet (Code No. 2.3.4) covers the opening of the General Meeting by the Chairman and the report of the Board of Managing Directors. The shareholders are thus free to hold their discussions with management unencumbered by a public broadcast to a wide audience.
- Until now, all of the members of the Supervisory Board have been elected for a uniform period of office (Code No. 5.4.4). As based on the supplement to the Articles of Association in § 9 (1) by the General Meeting 2002, there is the possibility to vary the periods of office in future (re)elections.

Supervisory Board

Dr. Rolf-E. Breuer
– Chairman,
Frankfurt am Main

Heidrun Förster*
– Deputy Chairperson,
Deutsche Bank Privat- und
Geschäftskunden AG, Berlin

Dr. rer. oec.
Karl-Hermann Baumann
Chairman of the Supervisory
Board of Siemens AG, Munich

Dr. Ulrich Cartellieri
Frankfurt am Main

Klaus Funk*
Deutsche Bank Privat- und
Geschäftskunden AG,
Frankfurt am Main

Ulrich Hartmann
from June 10, 2003,
Chairman of the Supervisory
Board of E.ON AG, Düsseldorf

Gerald Herrmann*
until June 10, 2003,
Federal Executive Secretary of
ver.di Vereinte Dienstleistungs-
gewerkschaft e.V., Berlin

Sabine Horn*
Deutsche Bank AG,
Frankfurt am Main

Rolf Hunck*
from June 10, 2003,
Deutsche Bank AG,
Hamburg

Sir Peter Job
London

Prof. Dr.
Henning Kagermann
Chairman and CEO of SAP AG,
Walldorf/Baden

Ulrich Kaufmann*
Deutsche Bank AG, Düsseldorf

Peter Kazmierczak*
until June 10, 2003,
Deutsche Bank AG, Essen

Adolf Kracht
until June 10, 2003,
Chairman of the Supervisory
Board of Wilhelm von Finck AG,
Grasbrunn

Professor Dr.-Ing. E.h.
Berthold Leibinger
until June 10, 2003,
Chairman of the Board of
Management of TRUMPF GmbH
+ Co. KG, Ditzingen

Henriette Mark*
from June 10, 2003,
Deutsche Bank AG,
Munich

Margret Mönig-Raane*
Vice President of ver.di
Vereinte Dienstleistungs-
gewerkschaft e.V., Berlin

Dr. Michael Otto
Chairman of the Board
of Management of
Otto (GmbH & Co KG),
Hamburg

Gabriele Platscher*
from June 10, 2003,
Deutsche Bank Privat- und
Geschäftskunden AG,
Braunschweig

Karin Ruck*
from June 10, 2003,
Deutsche Bank AG,
Bad Soden am Taunus

Klaus Schwedler*
until June 10, 2003,
Deutsche Bank AG,
Eschborn

Tilman Todenhöfer
Managing Partner of Robert Bosch
Industrietreuhand KG, Stuttgart

Michael Freiherr Truchseß
von Wetzhausen*
until June 10, 2003,
Deutsche Bank AG,
Frankfurt am Main

Lothar Wacker*
until June 10, 2003,
Deutsche Bank AG, Cologne

Dipl.-Ing. Dr.-Ing. E.h.
Jürgen Weber
from June 10, 2003,
Chairman of the Supervisory
Board of Deutsche Lufthansa AG,
Hamburg

Dipl.-Ing. Albrecht Woeste
Chairman of the Supervisory
Board and Shareholders'
Committee of Henkel KGaA,
Düsseldorf

Leo Wunderlich*
from June 10, 2003,
Deutsche Bank AG,
Mannheim

* elected by the employees

Committees

Chairman's Committee
Dr. Rolf-E. Breuer
– Chairman
Dr. Ulrich Cartellieri
Heidrun Förster*
Ulrich Kaufmann*
from June 10, 2003
Lothar Wacker*
until June 10, 2003

Mediation Committee
Dr. Rolf-E. Breuer
– Chairman
Dr. Ulrich Cartellieri
Heidrun Förster*
Ulrich Kaufmann*
until June 10, 2003
Henriette Mark*
from June 10, 2003

Audit Committee
Dr. rer. oec.
Karl-Hermann Baumann
– Chairman
Dr. Rolf-E. Breuer
Dr. Ulrich Cartellieri
Heidrun Förster*
Sabine Horn*
Rolf Hunck*
from June 10, 2003
Michael Freiherr Truchseß
von Wetzhausen*
until June 10, 2003

Credit and Market Risk Committee
Dr. Rolf-E. Breuer
– Chairman
Dr. rer. oec.
Karl-Hermann Baumann
Dr. Ulrich Cartellieri
Sir Peter Job
– Substitute Member
Ulrich Hartmann
from June 10, 2003
– Substitute Member
Adolf Kracht
until June 10, 2003
– Substitute Member

* elected by the employees

Advisory Board

Ulrich Hartmann
until June 10, 2003
– Chairman,
Chairman of the Supervisory Board of E.ON AG, Düsseldorf

Werner Wenning
– Deputy Chairman, until October 30, 2003
– Chairman, from October 30, 2003
Chairman of the Board of Managing Directors of Bayer AG, Leverkusen

Carl L. von Boehm-Bezing
Frankfurt am Main

Dr. jur. Walter Deuss
until June 10, 2003,
KarstadtQuelle AG, Essen

Dr. Karl-Gerhard Eick
Deputy Chairman of the Board of Management of Deutsche Telekom AG, Bonn

Dr. Michael Endres
until December 31, 2003,
Frankfurt am Main

Dr. Karl-Ludwig Kley
Member of the Executive Board of Deutsche Lufthansa AG, Cologne

Max Dietrich Kley
until May 6, 2003,
Member of the Supervisory Board of BASF Aktiengesellschaft, Ludwigshafen

Dr. Jürgen Krumnow
Frankfurt am Main

Georg Krupp
until June 10, 2003,
Frankfurt am Main

Dr. h.c. August Oetker
General Partner of Dr. August Oetker KG, Bielefeld

Eckhard Pfeiffer
Houston

Dr. Bernd Pischetsrieder
Chairman of the Board of Management of Volkswagen AG, Wolfsburg

Dr. Wolfgang Reitzle
President and CEO of Linde AG, Wiesbaden

Dr. rer. pol. Michael Rogowski
President, Federation of German Industries,
Chairman of the Supervisory Board of J.M.Voith AG, Heidenheim

Dr. rer. pol. Dipl.-Kfm. Gerhard Rüschen
until June 10, 2003,
Bad Soden am Taunus

Dr. Ronaldo H. Schmitz
Frankfurt am Main

Prof. Jürgen E. Schrempp
Chairman of the Board of Management of DaimlerChrysler AG, Stuttgart

Dipl.-Ing. Hans Peter Stihl
until June 10, 2003,
General Partner of STIHL Holding AG & Co. KG, Waiblingen

Marcus Wallenberg
Executive Vice President INVESTOR AB, Stockholm

Dr. Ulrich Weiss
until June 10, 2003,
Frankfurt am Main

Reconciliation of reported to underlying results

Set forth below are the reconciliations of non-U.S. GAAP financial measures to the most directly comparable U.S. GAAP financial measures. Definitions of such non-GAAP financial measures and of the adjustments made to the most directly comparable U.S. GAAP financial measures to obtain them, as well as the reasons for their use, are set forth in note [28] to the consolidated financial statements. While such definitions and reasons refer to our business segments, they are generally applicable to the Group as a whole.

in € m.	2003	2002
Reconciliation of reported to underlying net revenues		
Reported net revenues	**21,268**	26,547
Add (deduct)		
Net (gains)/losses on securities available for sale/industrial holdings including hedging	**184**	(3,659)
Significant equity pick-ups/net (gains)/losses from investments[1]	**938**	1,197
Net (gains)/losses from businesses sold/held for sale	**(494)**	(571)
Net losses on the sale of premises	**107**	–
Policyholder benefits and claims[2]	**(110)**	(759)
Underlying revenues[3]	**21,892**	**22,755**
Reconciliation of reported provision for loan losses to total provision for credit losses		
Reported provision for loan losses	**1,113**	2,091
Provision for off-balance sheet positions[4]	**(50)**	17
Total provision for credit losses[5]	**1,063**	**2,108**
Change in measurement of other inherent loss allowance	**–**	(200)
Total provision for credit losses[3, 6]	**1,063**	**1,908**
Reconciliation of noninterest expenses to operating cost base		
Reported noninterest expenses	**17,399**	20,907
Add (deduct)		
Restructuring activities	**29**	(583)
Goodwill impairment	**(114)**	(62)
Minority interest	**3**	(45)
Policyholder benefits and claims[2]	**(110)**	(759)
Provision for off-balance sheet positions[4]	**50**	(17)
Operating cost base[3]	**17,257**	**19,442**

[1] Includes net gains/losses from significant equity method investments and other significant investments.
[2] Policyholder benefits and claims are reclassified from "Noninterest expenses" to "Underlying revenues".
[3] For the year ended December 31, 2003, underlying revenues, total provision for credit losses and operating cost base decreased 4%, 44% and 11%, respectively. Reported net revenues, provision for loan losses and noninterest expenses decreased 20%, 47% and 17%, respectively.
[4] Provision for off-balance sheet positions is reclassified from "Noninterest expenses" to "Total provision for credit losses".
[5] Includes change in measurement of other inherent loss allowance.
[6] Excludes change in measurement of other inherent loss allowance.

in € m.	2003	2002
Reconciliation of income before income taxes to underlying pre-tax profit		
Income before income taxes	**2,756**	3,549
Add (deduct)		
Net (gains)/losses from businesses sold/held for sale	**(494)**	(571)
Significant equity pick ups/net (gains)/losses from investments	**938**	1,197
Net (gains)/losses on securities available for sale/industrial holdings including hedging	**184**	(3,659)
Net losses on the sale of premises	**107**	–
Restructuring activities	**(29)**	583
Goodwill impairment	**114**	62
Change in measurement of other inherent loss allowance	**–**	200
Underlying pre-tax profit[1]	**3,575**	**1,360**
Reconciliation of average total shareholders' equity to average active equity		
Average total shareholders' equity	**28,940**	36,789
Average unrealized net gains on securities available for sale, net of applicable tax effects	**(810)**	(4,842)
Average dividends	**(756)**	(701)
Average active equity[1]	**27,374**	**31,246**
Pre-tax return on average total shareholders' equity[2]	**10%**	10%
Underlying pre-tax return on average active equity[3]	**13%**	4%

[1] For the year ended December 31, 2003, underlying pre-tax profit and average active equity increased (decreased) 163 % and (12) %, respectively. Income before income taxes and average total shareholders' equity decreased 22 % and 21 %, respectively.

[2] Income before income taxes divided by average total shareholders' equity.

[3] Underlying pre-tax profit divided by average active equity.

Group Five-Year Record

Balance Sheet in € m.	2003	2002	2001	2000	1999
Total Assets	**803,614**	758,355	918,222	928,994	875,789
Loans, net	**144,946**	167,303	259,838	274,660	254,173
Liabilities	**775,412**	728,364	878,029	885,311	843,438
Total shareholders' equity	**28,202**	29,991	40,193	43,683	32,351
Tier I risk-based capital (BIS)[1]	**21,618**	22,742	24,803	23,504	17,338
Total risk-based capital (BIS)[1]	**29,871**	29,862	37,058	39,343	35,172

Income Statement in € m.	2003	2002	2001	2000	1999
Net interest revenues	**5,847**	7,186	8,620	7,028	7,994
Provision for loan losses	**1,113**	2,091	1,024	478	725
Commissions and fee income	**9,332**	10,834	10,727	11,693	7,967
Trading revenues, net	**5,611**	4,024	6,031	7,625	2,127
Other noninterest revenues	**478**	4,503	4,163	8,133	6,944
Total net revenues	**20,155**	**24,456**	**28,517**	**34,001**	**24,307**
Compensation and benefits	**10,495**	11,358	13,360	13,526	9,655
Goodwill amortization/impairment	**114**	62	871	771	486
Restructuring activities	**(29)**	583	294	125	459
Other noninterest expenses	**6,819**	8,904	12,189	12,710	11,356
Total noninterest expenses	**17,399**	**20,907**	**26,714**	**27,132**	**21,956**
Income before income tax expense (benefit) and cumulative effect of accounting changes	**2,756**	**3,549**	**1,803**	**6,869**	**2,351**
Income tax expense	**1,327**	372	434	2,643	1,689
Income tax expense (benefit) from the change in effective tax rate and the reversing effect	**215**	2,817	995	(9,287)	(951)
Cumulative effect of accounting changes, net of tax	**151**	37	(207)	–	–
Net income	**1,365**	**397**	**167**	**13,513**	**1,613**

Key Figures	2003	2002	2001	2000	1999
Basic earnings per share	**€ 2.44**	€ 0.64	€ 0.27	€ 22.00	€ 2.76
Diluted earnings per share	**€ 2.31**	€ 0.63	€ 0.27	€ 21.72	€ 2.74
Dividends paid per share in period	**€ 1.30**	€ 1.30	€ 1.30	€ 1.15	€ 1.12
Return on average total shareholders' equity (RoE)[2]	**4.7%**	1.1%	2.3%	41.4%	–
Adjusted return on average active shareholders' equity[3]	**5.2%**	10.2%	7.1%	20.1%	–
Cost/income ratio[4]	**81.8%**	78.8%	87.6%	76.5%	–
Price/earnings ratio	**28.44**	69.68	294.07	4.12	30.56
BIS core capital ratio (Tier I)[1]	**10.0%**	9.6%	8.1%	7.8%	5.9%
BIS capital ratio (Tier I + II + III)[1]	**13.9%**	12.6%	12.1%	13.1%	12.0%
Employees (full-time equivalents)	**67,682**	77,442	86,524	89,784	87,702

[1] For 2003, 2002, 2001 and 2000 on the basis of U.S. GAAP, for 1999 on the basis of IFRS.

[2] Net income in 2001 is adjusted for amortization of goodwill and other intangible assets.

[3] We calculate this adjusted measure of our return on average total shareholders' equity to make it easier to compare us to our competitors. We refer to this adjusted measure as our "return on average active equity". However, this is not a measure of performance under U.S. GAAP and you should not compare our ratio to other companies' ratios without considering the differences in calculation of the ratios. The principal items for which we adjust our ratio are the average unrealized net gains on securities available for sale, net of applicable tax effects. In addition we adjust our average total shareholders' equity for the effect of our paying a dividend once a year following its approval by the general shareholders' meeting. Net income used for this calculation is adjusted for the income tax expense from the change in effective tax rate and the reversing effect, for the effect of accounting changes, and in 2001, adjusted for the amortization of goodwill and other intangible assets.

[4] Total noninterest expenses (excluding amortization of goodwill and other intangible assets in 2001 and 2000) as a percentage of net interest revenues before provision for loan losses plus noninterest revenues (excluding amortization of negative goodwill in 2001).

Declaration of Backing[1]

Deutsche Bank AG ensures, except in the case of political risk, that the following companies are able to meet their contractual liabilities:

DB Investments (GB) Limited, London

Deutsche Asset Management International GmbH, Frankfurt am Main (formerly: Deutsche Asset Management GmbH)

Deutsche Asset Management Investmentgesellschaft mbH vormals DEGEF Deutsche Gesellschaft für Fondsverwaltung mbH, Frankfurt am Main

Deutsche Australia Limited, Sydney

Deutsche Bank Americas Holding Corp., New York/USA (formerly: Deutsche Bank North America Holding Corp.)

Deutsche Bank Luxembourg S.A., Luxembourg

Deutsche Bank (Malaysia) Berhad, Kuala Lumpur

Deutsche Bank Polska S.A., Warsaw

Deutsche Bank (Portugal), S.A., Lisbon (formerly: Deutsche Bank de Investimento, S.A.)

Deutsche Bank Rt., Budapest

Deutsche Bank S.A., Buenos Aires

Deutsche Bank S.A. – Banco Alemão, São Paulo

Deutsche Bank S.A./N.V., Brussels

Deutsche Bank, Sociedad Anónima Española, Barcelona

Deutsche Bank Società per Azioni, Milan

Deutsche Bank (Suisse) S.A., Geneva

Deutsche Futures Singapore Pte Ltd., Singapore (formerly: Deutsche Morgan Grenfell Futures Pte Ltd.)

Deutsche Morgan Grenfell Group plc, London

Deutsche Securities Limited, Hong Kong (formerly: Deutsche Morgan Grenfell Capital Markets Limited)

Deutsche Securities Asia Limited, Hong Kong

DWS Holding & Service GmbH, Frankfurt am Main (formerly: Deutsche Asset Management Europe GmbH)

DWS Investment GmbH, Frankfurt am Main (formerly: DWS Deutsche Gesellschaft für Wertpapiersparen mbH)

DWS Investment S.A., Luxembourg (formerly: DB Investment Management S.A.)

OOO Deutsche Bank, Moscow

Schiffshypothekenbank zu Lübeck Aktiengesellschaft, Hamburg

[1] Companies with which a profit and loss transfer agreement exists are marked in the List of Shareholdings.

Glossary

Adjusted return on average active shareholders' equity
An adjusted measure to make it easier to compare us to our competitors. The principal item for which we adjust our Return on equity is the aggregate unrealized gains and losses (including tax effect) in our portfolio of shareholdings in publicly-listed industrial companies. We include realized gains and losses (net of tax effect) in active equity from the time those shareholdings are sold and the related gains are employed by our businesses. → Return on average total shareholders' equity (RoE).

Alternative assets/investments
Direct investments in → Private equity, venture capital, mezzanine capital, real estate capital investments and investments in leveraged buyout funds, venture capital funds and → Hedge funds.

Asset-backed securities
Particular type of securitized payment receivables in the form of tradable securities. These securities are created by the repackaging of certain financial assets → (Securitization).

Back-testing
Back-testing is used to verify the predictive power of the → Value-at-risk model. Hypothetical daily profits and losses are compared with the estimates we had forecasted using the → Value-at-risk model.

Banking book
All risk positions that are not allocated to the → Trading book.

BIS capital ratio
Key figure for international banks expressing in % the ratio between their capital and their risk-weighted position for regulatory purposes. The minimum total capital ratio to be complied with is 8% and the minimum core capital ratio 4%.

BIS
Bank for International Settlements domiciled in Basel.

Broker/brokerage
Brokers accept orders to buy and sell securities from banks and private investors and execute them on behalf of the customer. For this activity, the broker usually receives a commission.

Buyout
Purchase (in full or in part) of a company or specific corporate activities.

Capital according to BIS
Capital recognized for regulatory purposes according to the Basel Capital Adequacy Accord of 1988 (last amended in January 1996) for international banks.
Total capital consists of:
- core capital or Tier I capital: primarily share capital, reserves and hybrid capital components,
- supplementary capital or Tier II capital: primarily participatory capital, long-term subordinated debt, unrealized gains on listed securities and other inherent loss allowances,
- Tier III capital: mainly short-term subordinated debt and excess Tier II capital.

Supplementary capital is limited to 100% of core capital and the amount of long-term subordinated debt that can be recognized as supplementary capital is limited to 50% of core capital.

Cash flow statement
Calculation and presentation of the cash flow generated or consumed by a company during a financial year as a result of its business, investing and financing activities, and reconciliation of holdings of cash and cash equivalents (cash reserve) at the beginning and end of a financial year.

Cash management
Refers to the management of liquid assets in dollars, euro and other currencies for companies and financial institutions to optimize financial transactions.

Clearing
The process of transmitting, reconciling and, in some cases, confirming payment orders.

Comprehensive income
Change of equity excluding transactions with shareholders (e.g. dividends, issuance of shares). It consists primarily of net income and → Other comprehensive income.

Confidence level
In the framework of the → Value-at-risk concept it is the level of probability that the loss stated by the → Value-at-risk will arise in the respective interval.

Cost/income ratio
In general: a ratio expressing a company's cost effectiveness which sets operating expenses in relation to operating income. Here: sum of noninterest expenses as a percentage of the aggregate sum of net interest revenues and noninterest revenues.

Country risk
The risk that we may suffer a loss, in any given country, due to political and social unrest, nationalization and expropriation of assets, government repudiation of external indebtedness, exchange controls and currency depreciation or devaluation.

Credit default swap
An agreement between two parties whereby one party pays the other a fixed coupon over a specified term. The other party makes no payment unless a specified credit event such as a default occurs, at which time a payment is made and the swap terminates.

Credit derivatives
Financial instruments with which → Credit risk connected with loans, bonds or other risk-weighted assets or market risk positions is transferred to parties providing protection. This does not alter or re-establish the underlying credit relationship of the original risk-takers (parties selling the credit risks).

Credit risk
Risk that customers may not be able to meet their contractual payment obligations. Credit risk includes default risk, → Country risk and settlement risk.

Custody
Custody and administration of securities as well as additional securities services.

Deferred taxes
Tax charges and accruals allocated for payment in a later financial year. Deferred taxes reflect the temporary differences between assets and liabilities recognized for financial reporting purposes and such amounts recognized for income tax purposes.

Derivatives
Products whose value derives largely from the price, price fluctuations and price expectations of an underlying instrument (e.g. share, bond, foreign exchange or index). Derivatives include → Swaps, → Options and → Futures.

Earnings per share
Key figure determined according to → U.S. GAAP and expressing a company's net income in relation to the average number of common shares. Apart from basic earnings per share, diluted earnings per share must also be reported if the conversion and exercise of outstanding stock options, share awards and convertible bonds could increase the number of shares.

E-commerce
The total volume of all electronic data exchange in connection with commercial activities: information flows and transactions with products or services. E-commerce covers relations between companies, between companies and public authorities and between companies and private individuals. E-commerce uses various forms of data transmission (telephone, television, data networks).

Economic capital
A figure which states with a high degree of certainty the amount of equity capital we need at any given time to absorb unexpected losses arising from current exposures. It must be clearly distinguished from reported capital and reserves.

Emerging markets
Expanding markets in developing nations, primarily financial markets.

Equity capital markets
Primarily, activities connected with a company's IPO or the placement of new shares. It also covers the privatization of state-owned companies.

Equity method
Valuation method for investments in companies over which significant influence
can be exercised regarding operating and financial policies. The pro-rata share of the company's net income (loss) increases (decreases) the carrying value of the investment affecting net income. Distributions decrease the carrying value of the investment without affecting net income.

Event risk scenarios
Scenarios representing important events, e.g. large movements in interest or exchange rates.

Expected loss
Measurement of the default loss to be expected in our loan portfolio within one year on the basis of historical loss data.

Exposure
The amount which the bank may lose in case of losses incurred due to risks taken, e.g. in case of a borrower's or counterparty's default.

Fair value
Amount at which assets or liabilities would be exchanged between knowledgeable, willing and independent counterparties. Fair value is often identical to market price.

Futures
Forward contracts standardized with respect to quantity, quality and delivery date, in which an instrument traded on the money, capital, precious metal or foreign exchange markets is to be delivered or taken receipt of at an agreed price at a certain future time. Cash settlement is often stipulated for such contracts (e.g. futures based on equity indices) to meet the obligation (instead of delivery or receipt of securities).

General business risk
Risk arising from changes in general business conditions, such as market environment, client behavior and technological progress. These factors can affect our earnings if we are unable to adjust quickly to changes in them.

Goodwill
The amount which the buyer of a company pays, taking account of future earnings, over and above the → Fair value of the company's individually identifiable assets and liabilities.

Hedge accounting
Financial reporting of hedging relationships (formation of valuation units) which are subject to certain conditions.

Hedge fund
A fund whose investors are generally institutions and wealthy individuals. Hedge funds can employ strategies which mutual funds are not permitted to use. Examples include short selling, leveraging and → Derivatives. Since there is a legal restriction to a maximum of 100 investors in the U.S.A., the minimum investment is typically U.S.$ 1 million. Hedge fund returns are often uncorrelated with traditional investment returns.

IFRS (International Financial Reporting Standards)
Accounting standards developed by international associations of accountants, preparers of financial statements and financial experts; these standards ensure comparability of accounting and disclosure not just within the European Union but worldwide. The main objective of such reporting is to present information needed for decision-making by a broad group of parties interested in financial statements, especially investors.

Investment banking
Generic term for capital market-oriented business. This includes primarily the issuing and trading of securities and their → Derivatives, interest and currency management, corporate finance, M&A advisory, structured finance and → Private equity.

Late-stage private equity
Investments in unlisted companies which belong to the category of "more mature" corporate investment opportunities in terms of age and positive cash flow.

Liquidity risk
Risk to our earnings and capital arising from the bank's potential inability to meet matured obligations without incurring unacceptably high losses.

Management buyout
Purchase of a company's entire outstanding shares by its management, thereby ending the company's listing.

Market risk
Arises from the uncertainty concerning changes in market prices and rates (including interest rates, share prices, foreign exchange rates and commodity prices), the correlations among them and their levels of volatility.

Mark-to-market valuation
Valuation at current market prices. Applies, for instance, to trading activities (→ Trading revenues).

Mezzanine
Mezzanine investments consist primarily of investments in debt securities with an equity component. The debt securities typically rank below the issuer's bank debt but senior to other debt securities, preferred stock and common equity. The equity component usually consists of warrants.

Monte Carlo simulation
A Monte Carlo simulation is a model that calculates the gain or loss from a transaction by analyzing a large number of different market scenarios (e.g.10,000).

Netting agreements
Contracts between two parties that under certain circumstances – e.g. insolvency – mutual claims from outstanding business can be offset against each other. The inclusion of a legally binding netting agreement reduces the default risk from a gross to a net amount.

Operational risk
Potential for incurring losses in relation to employees, project management, contractual specifications and their documentation, technology, infrastructure failure and disasters, external influences and customer relationships. This definition includes legal and regulatory risk.

Option
Right to purchase (call option) or sell (put option) a specific underlying (e.g. security or foreign exchange) from or to a counterparty (option seller) at a predetermined price on or before a specific future date.

OTC derivatives
Nonstandardized financial instruments (→ Derivatives) not traded on a stock exchange, but directly between market participants (over the counter).

Other comprehensive income
Primarily includes unrealized gains and losses on foreign currency translation and on → Securities available for sale. These unrealized gains and losses are not included in net income but reported in accumulated other comprehensive income in shareholders' equity.

Passive asset management
This business includes funds that track a variety of financial indices worldwide. The objective of passive asset management is to create a portfolio that replicates the risk and total return characteristics of the relevant index while keeping the transaction costs associated with the trading of securities as low as possible.

Personal banking
In general: business with private individuals, self-employed people and small businesses.
Here: branch business including complementary distribution channels such as self-service, online banking and cards. It does not include → Private banking.

Portfolio
In general: part or all of one or all categories of asset (e.g. securities, loans, equity investments or real estate). Portfolios are formed primarily to diversify risk.
Here: combination of similar transactions, especially in securities and/or → Derivatives, under price risk considerations.

Private banking
Business with investment-oriented and high net worth clients.

Private equity
Equity investment in non-listed companies. Examples are venture capital and buyout funds.

Probability of default
States the expected average probability of counterparty default, based on a statistical analysis of historical defaults in our → Portfolio.

Projected unit credit method
An accrued benefit valuation method, according to SFAS 87, used to determine the actuarial present value of an enterprise's defined benefit obligations and the related current service cost. This method takes into account the expected rates of salary increases, for instance, as the basis for future benefit increases. The rate used to discount post-employment benefit obligations is determined by reference to market yields at the balance sheet date on high quality corporate bonds.

Rating
External: standardized evaluation of issuers' credit standing and debt instruments, carried out by specialized agencies.
Internal: detailed risk assessment of every → Exposure associated with an obligor.

Registered shares
Shares registered in a person's name. As required under joint stock company law, that person is registered in the share register with several personal details and the number of shares owned. Only those persons entered in the share register are deemed to be shareholders of the company and are entitled, for instance, to exercise rights at the General Meeting.

Relationship management
In general: together with product specialists, qualified relationship managers look after selected corporate customers in a defined market segment.
Here: a coverage approach in national and international business with corporate customers.

Repo (repurchase agreement)
An agreement to repurchase securities sold (genuine repurchase agreement where the asset remains the seller's property). From the buyer's viewpoint, the transaction is a reverse repo.

Return on average total shareholders' equity (RoE)
In general: ratio showing the income situation of a company, setting profit (net income) in relation to capital employed.
Here: net income as a percentage of average capital employed over the year → Adjusted return on average active shareholders' equity.

Risk position according to BIS
The risk position according to → BIS is

made up of risk-weighted assets, comprising above all the counterparty risks in the → Banking book and the → Trading book, and the market risk equivalent for interest, foreign exchange, equity and commodity price risks.
While the risk-weighted assets are calculated on the basis of regulatory standard methods, the market risk equivalent corresponds to 12.5 times our → Value-at-risk figure (99% → Confidence level and 10 days holding period), which is calculated on the basis of our regulatorily recognized internal models and scaled up with a bank-specific multiplier (at least 3).

Securities available for sale
Securities which are not held for trading purposes and (in case of debt securities) are not held to maturity. They are reported in the balance sheet at their → Fair value. Changes in → Fair value are generally reported in → Other comprehensive income in shareholders' equity. Declines in → Fair value below their amortized cost that are deemed to be other than temporary and realized gains and losses are reported in the consolidated statement of income.

Securitization
In general: rights evidenced by securities (e.g. shares or bonds).
Here: replacing loans or financing various kinds of claims by issuing securities (such as bonds or commercial paper).

Segment information
Disclosure of a company's assets and income, broken down by activity (division) and geographical area (region).

Shareholder value
Management concept that focuses strategic and operational decision-making on the steady growth of a company's value. The guiding principle is that only returns above the cost of capital add value for shareholders.

Swaps
In general: exchange of one payment flow for another.
Interest rate swap: exchange of interest payment flows in the same currency with different terms and conditions (e.g. fixed or floating).
Currency swap: exchange of interest payment flows and principal amounts in different currencies.

Trading book
A bank-regulatory term for positions in financial instruments, shares and tradable claims held by a bank which are intended for resale in the short term to benefit from price and interest rate fluctuations. This also includes business that is closely associated with trading book positions (e.g. for hedging purposes). Risk positions not belonging to the trading book are shown in the → Banking book.

Trading revenues
Balance of realized and unrealized gains and losses on the positions held in the trading portfolio and net interest revenues on → Derivatives held for trading purposes. Trading generally reflects frequent buying and selling, i.e. the positions are taken with the objective of generating profits on short-term differences in price.

Transaction services
Comprise custody, global funds services, securities lending, corporate trust and agency services, clearing, balance sheet and cash management services, trade and payment services, structured export finance and international trade finance. They also include trustee services, retirement funds administration and portfolio measurement.

Trust preferred securities
Hybrid capital instruments characterized by profit-related interest payments. Under banking regulations they are part of core capital if interest payments are not accumulated in case of losses (non cumulative trust preferred securities) and if the instruments do not have a stated maturity date or if they are not redeemable at the option of the holder. Otherwise they are included in supplementary capital (e.g. cumulative trust preferred securities).

U.S. GAAP (United States Generally Accepted Accounting Principles)
U.S. accounting principles drawn up by the Financial Accounting Standards Board (FASB) and the American Institute of Certified Public Accountants (AICPA). In addition, the interpretations and explanations furnished by the Securities and Exchange Commission (SEC) are particularly relevant for companies listed on the stock exchange. As in the case of → IFRS the main objective is to provide decision useful information, especially for investors.

Value-at-risk
Value-at-risk measures, for a given → Portfolio, the potential future loss (in terms of market value) that, under normal market conditions, will not be exceeded in a given period and with a given → Confidence level.

Impressum/Publications

Deutsche Bank Aktiengesellschaft
Taunusanlage 12
60262 Frankfurt am Main
Germany
Telephone: +49 69 9 10-00
deutsche.bank@db.com

Investor Relations:
+49 69 9 10-3 80 80
db.ir@db.com

The Annual Review and Financial Report on the Internet:
www.deutsche-bank.com/03

Forward-looking statements *contain risks*

This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this report that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of March 25, 2004 in the section "Risk Factors". Copies of this document are available upon request or can be downloaded from www.deutsche-bank.com/ir.

We will be happy to send you the *following publications relating to* the financial statements.
Please consider that for the first time for the year 2003 the annual report of Deutsche Bank Group consists of two separate sections: Annual Review 2003 and Financial Report 2003.

Annual Review 2003
(German and English)

Financial Report 2003
(German and English)

Form 20-F (English)

Annual Financial Statements and Management Report of Deutsche Bank AG 2003
(German and English)

List of mandates 2003
(German and English)

List of shareholdings 2003
(German and English)

List of Advisory Council Members 2003
(German)

Corporate Social Responsibility – Report 2003
(German and English)

How to order:

- by e-mail to results@db.com
- on the Internet at www.deutsche-bank.com/03
- by fax to +49 69 95 00 95 29
- by phone to +49 69 95 00 95 30
- by post from:
  Deutsche Bank AG
  Leser-Service-PKS
  60262 Frankfurt am Main
  Germany

Financial Calendar for 2004/2005

April 30, 2004	Interim Report as at March 31, 2004
June 2, 2004	General Meeting in the Festhalle Frankfurt am Main (Exhibition Center)
June 3, 2004	Dividend payment
July 30, 2004	Interim Report as at June 30, 2004
October 29, 2004	Interim Report as at September 30, 2004
February 3, 2005	Publication of figures for the 2004 financial year
April 29, 2005	Interim Report as at March 31, 2005
May 18, 2005	General Meeting in the Festhalle Frankfurt am Main (Exhibition Center)
May 19, 2005	Dividend payment
July 29, 2005	Interim Report as at June 30, 2005
October 28, 2005	Interim Report as at September 30, 2005

003 83304 04 · 3/04

Annual Review 2003

Deutsche Bank

0000221

Deutsche Bank

The Group at a glance

	2003	2002
Share price high	€ 66.04	€ 82.65
Share price low	€ 32.97	€ 35.60
Dividend per share (proposed for 2003)	€ 1.50	€ 1.30
Basic earnings per share	€ 2.44	€ 0.64
Modified basic earnings per share[1]	€ 2.56	€ 5.16
Return on average total shareholders' equity (RoE)	4.7%	1.1%
Adjusted return on average active shareholders' equity[1,2]	5.2%	10.2%
Cost/income ratio[3]	81.8%	78.8%
	€ m.	€ m.
Total revenues	21,268	26,547
Provision for loan losses	1,113	2,091
Total noninterest expenses	17,399	20,907
Income before income tax expense and cumulative effect of accounting changes	2,756	3,549
Net income	1,365	397
	Dec 31, 2003 € m.	Dec 31, 2002 € m.
Total assets	803,614	758,355
Loans (before allowance for loan losses)	148,227	171,620
Shareholders' equity	28,202	29,991
BIS core capital ratio	10.0%	9.6%
	Number	Number
Branches	1,576	1,711
thereof in Germany	845	936
Employees (full-time equivalent)	67,682	77,442
thereof in Germany	29,857	33,807
Long-term rating		
Moody's Investors Service, New York	Aa3	Aa3
Standard & Poor's, New York	AA–	AA–
Fitch Ratings, New York	AA–	AA–

[1] Net income of € 1,365 million for 2003 and € 397 million for 2002 is adjusted for the reversal of 1999/2000 credits for tax rate changes of € 215 million for 2003 and € 2,817 million for 2002 and for the effect of accounting changes of € 151 million for 2003 and € 37 million for 2002.

[2] We calculate this adjusted measure of our return on average total shareholders' equity to make it easier to compare us to our competitors. We refer to this adjusted measure as our "return on average active equity". However, this is not a measure of performance under U.S. GAAP and you should not compare our ratio to other companies' ratios without considering the differences in calculation of the ratios. The item for which we adjust the average shareholders' equity of € 28,940 million for 2003 and € 36,789 million for 2002 are the average unrealized net gains on securities available for sale, net of applicable tax effects of € 810 million for 2003 and € 4,842 million for 2002 and the average dividends of € 756 million for 2003 and € 701 million for 2002. The dividend is paid once a year following its approval by the general shareholders' meeting.

[3] Total noninterest expenses as a percentage of net interest revenues before provision for loan losses plus noninterest revenues.

Our identity

A clear mission

We compete to be the leading global provider of financial solutions for demanding clients creating exceptional value for our shareholders and people.

Our brand

We not only have a world-class platform with global resources, far-reaching industry insights and excellent know-how, but also outstanding people with a winning spirit. We aim higher, work harder and achieve more: **Deutsche Bank. A Passion to Perform.**

Our values

Customer focus. We place customers at the center of our activities and they drive all that we do.

Teamwork. We benefit from the diversity of our people and our business by working together to achieve success.

Innovation. We are constantly challenging conventional wisdom and developing new solutions to meet customer requirements.

Performance. We are committed to a result oriented culture.

Trust. We behave reliably, fairly and honestly.

A Passion to Perform

Ladies and Gentlemen,

In 2003, after two difficult years, the world economy and the financial markets picked up momentum again, although the general business environment remained problematic. In the middle of the year, capital market interest rates increased strongly and while the credit environment improved internationally in many cases, the situation in Germany and other Continental European countries continued to be challenging. In spite of that, Deutsche Bank Group reports one of its best business results.

Deutsche Bank achieved income before income tax expense of € 2.8 billion in 2003. Net income was € 1.4 billion, more than three times the previous year's figure. Adjusted for gains and losses in connection with non-core assets, underlying pre-tax profit was € 3.6 billion, up 163% from the previous year. Underlying revenues amounted to € 21.9 billion. Adjusted for foreign exchange effects and the first time impact of consolidations and deconsolidations this means an increase of 9%. Basic earnings per share were up 281% compared with the previous year to € 2.44.

We further enhanced the quality of our loan book. We reduced our loan exposures, especially abroad, by roughly 14% to € 148 billion. Provision for loan losses, at € 1.1 billion, was roughly € 1 billion less than in 2002. Through strict risk management, we reduced problem loans by almost 40 % to € 6.6 billion.

These results confirm that the measures we launched were correct. We achieved, and in some cases substantially exceeded, the targets we set ourselves in phase one of our management agenda. Last year, Deutsche Bank attained a new level of operating strength. We considerably improved our risk profile and bolstered our strategic and competitive positions in our core businesses.

The markets recognized this success, which we greatly appreciated. First, the price of our share gained almost 50% last year, an above-average increase. This put it well ahead of our international peers from the U.S.A. and Switzerland with much lower average price rises.

Secondly, at the beginning of this year, we received a major accolade which is coveted throughout the financial world. The reputed financial magazine "International Financing Review" gave Deutsche Bank its "Bank of the Year 2003" award. The magazine commented: "Transformation is an over-used word. Only rarely does it genuinely encapsulate the essential nature and extent of major change. For Deutsche Bank; however, the word perfectly describes the shift to a lean, aggressive, focused universal bank".

This praise, which we accepted with pleasure, goes first and foremost to our staff who implemented this difficult process last year. I extend to them my special thanks for this. With their personal efforts, our people epitomized our motivation: "A Passion to Perform". This motto, which is the theme of our new global marketing campaign, is more than just a striking slogan: it expresses a deep-rooted feeling in all of us. The "Passion to Perform" shared by Deutsche Bank's employees is visible in the dedication they show towards our customers, which is ultimately reflected in the Group's results.

In the middle of 2003, we began to implement the second phase of our management agenda. The aim is to use our more efficient and leaner operating structure as a springboard for further profitable growth. Our targets are aggressive, but realistic – especially against the background of what we have achieved so far. We improved the most important target figure, the underlying pre-tax return on equity, from 4% in 2002 to 13% last year. The goal we want to achieve in the next two years is 25%.

With ongoing strict discipline on costs, capital and risk, we shall enhance our leadership positions both in international investment banking and in the Private Clients and Asset Management Group Division (PCAM). In particular, we intend to increase PCAM's profits strongly this year, following the successful restructuring.

In Asset and Wealth Management, we raised profits substantially in the reporting year. Our fund company DWS, which strengthened its market leadership in Europe, and the successful integration of our foreign acquisitions contributed to this result.

Through rationalization and realignment, we created the basis for profitable growth in the Private & Business Clients Corporate Division. Last year, we came much closer to our pre-tax profit target of € 1 billion for this unit. This year we want to achieve it.

In the Corporate and Investment Bank Group Division (CIB), we consolidated our position in the global top three of the industry. In securities sales and trading we were number one last year with revenues of € 9.2 billion.

We generated record revenues even though we took much smaller market risks than our competitors. This is shown by comparative analyses of banks. The focus for CIB this year is to sustain revenue growth by leveraging the sales potential available among our demanding customers and to capture new clients with tailor-made financial solutions, thereby gaining an edge on our competitors. The many international accolades awarded to us by financial magazines last year are evidence of our expertise and efficiency.

In the Corporate Investments Group Division, we also continued to make good progress with the systematic wind-down of non-core holdings and the strong reduction of risk positions.

Our capital strength allowed us to launch a second share buyback program in September. This follows the completion of our first share buyback program in the spring, involving the purchase of more than 62 million Deutsche Bank shares and the cancellation of 40 million of them. At last year's General Meeting, our shareholders gave us permission to purchase up to 58 million shares through the stock market. By the end of 2003 we had used it to buy approximately 17 million shares. Since we are receiving further capital as a result of growing profits and the sale of non-core activities, we shall continue with this shareholder-friendly measure.

Over and above that, the Board of Managing Directors and the Supervisory Board will propose to the General Meeting on June 2, 2004 that a 15% higher dividend of € 1.50 per share be paid for the 2003 financial year. This dividend proposal confirms our trust in the efficiency of our staff and the solidity of our franchise. It also underlines our confidence that we shall be able to further increase the bank's revenue strength.

The present outlook for the world economy is better than it was a year ago. We are firmly convinced that this will have a favourable influence on the capital markets. That will be good for our business. The positive start to 2004 is also encouraging. Provided the world economy and the financial markets have no negative surprises in store, I and my colleagues on the Board of Managing Directors and Group Executive Committee are very optimistic that we shall come a good deal closer to our ambitious targets this year.

Yours sincerely,

Josef Ackermann

Josef Ackermann
Spokesman of the Board of Managing Directors and
Chairman of the Group Executive Committee

Frankfurt am Main, March 2004

Group Executive Committee



Kevin Parker, born 1959, Head of Global Equities.

Michael Cohrs, born 1956, Head of Global Corporate Finance.

Anshu Jain, born 1963, Head of Global Markets.

Jürgen Fitschen, born 1948, Head of Global Banking Division and Global Transaction Banking.

Clemens Börsig*, born 1948, Board member since 2001. Chief Financial and Risk Officer, responsible for Controlling, Tax and Investor Relations as well as for Risk Management and Corporate Security.

Josef Ackermann*, born 1948, Board member since 1996. Spokesman of the Board of Managing Directors, Chairman of the Group Executive Committee and responsible for Corporate Development, Corporate Communications as well as Economics and Treasury.

Hermann-Josef Lamberti*, born 1956, Board member since 1999. Chief Operating Officer, responsible for Cost and Infrastructure Management, Information Technology, Operations, Building and Facilities Management as well as Purchasing.

Tessen von Heydebreck*, born 1945, Board member since 1994. Chief Administrative Officer, responsible for Corporate Cultural Affairs, Human Resources, Legal, Compliance and Audit.

Pierre de Weck, born 1950, Head of Private Wealth Management.

Rainer Neske, born 1964, Head of Private & Business Clients.

Tom Hughes, born 1957, Head of Asset Management.

* Member of the Board of Managing Directors of Deutsche Bank AG.

From left to right.

Corporate profile

Priority for profitable revenue growth after successful transformation of the Group

Management structure. The Board of Managing Directors of Deutsche Bank AG concentrates on strategic management, resource allocation, risk management and control of the Group. It also performs its management and oversight task through functional committees which it chairs. The Spokesman of the Board of Managing Directors is at the same time the Chairman of the Group Executive Committee.

Group Executive Committee

The Group Executive Committee is made up of the members of the Group Board and the Heads of the seven core businesses. Its task is to support the Board of Managing Directors in its decision-making. At regular meetings, it reviews the development of the businesses, discusses matters of Group strategy and prepares recommendations.

Three divisional operating committees, each chaired by a Business Head, have functional responsibility for the operational management of the Group Divisions.

The Corporate Center supports the Board of Managing Directors in the performance of its tasks, including regulatory compliance.

Group Divisions. Deutsche Bank comprises the Group Divisions Corporate and Investment Bank (CIB), Private Clients and Asset Management (PCAM) and Corporate Investments (CI).

Our management structure

Functional Committees

Alternative Assets	Asset/Liability	Compliance	Finance
Human Resources	Investment	IT & Operations	Risk

Group Executive Committee

Group Board
Business Heads

Divisional Committees

Corporate and Investment Bank	Corporate Investments	Private Clients and Asset Management

Corporate and Investment Bank. In CIB we conduct our capital markets, lending and advisory business. Our clients are private and public sector institutions as well as global corporates and small and medium-sized firms. Relationship managers ensure that customers' demand for financial services is satisfied from one source. CIB consists of the Corporate Divisions Corporate Banking & Securities and Global Transaction Banking.

Financial services from one source

Corporate Banking & Securities is made up of the Business Divisions Global Markets, Global Equities, Global Corporate Finance and the Global Banking Division. They offer financial products worldwide ranging from the straightforward issuing of a first-class government fixed-income bond to the individually-structured problem solution for complex financial requirements.

Global Transaction Banking comprises our mainly global activities in the fields of cash management, trade finance and trust & securities services.

Private Clients and Asset Management. We reorganized PCAM in 2003 to form the new Corporate Divisions Private & Business Clients and Asset and Wealth Management.

Reorganization

Private & Business Clients is focused on asset-building private clients and small businesses, especially in its three core markets of Germany, Italy and Spain.

Asset and Wealth Management comprises the Business Divisions Asset Management and Private Wealth Management. Asset Management consists primarily of our powerful retail franchises in Europe (DWS Investments) and the U.S.A. (Scudder Investments) as well as our global institutional asset management business. Private Wealth Management addresses high net worth individuals worldwide. We offer tailored solutions for these demanding clients' wealth management needs in their home countries (onshore) and at the large international financial centers (offshore).

Corporate Investments. In our Group Division Corporate Investments, we have brought together our industrial shareholdings, other holdings including the real estate assets we use ourselves and our private equity and venture capital activities. In the reporting year, we continued to wind down our portfolio.

Portfolio wind-down

Strategic initiatives. In 2003, we successfully completed the phase one strategic initiatives launched in 2002. By focusing on current earnings, core businesses, improvement of capital and balance sheet management and the optimization of the Private Clients and Asset Management Group Division, we fundamentally transformed Deutsche Bank in a short time: we reduced costs, increased efficiency and raised our profitability. Nevertheless, we have still not fully leveraged our operational potential. In February 2003, we launched phase two and developed its four new strategic priorities:

New strategic initiatives

Maintaining strict cost, capital and risk discipline. In 2003, through the optimized use of our resources, we decreased our operating cost base by more than € 2 billion, further reduced our risk-weighted assets and again raised our BIS core capital ratio. Our substantially increased revenue strength and strict capital management led to a significantly improved return on equity at Deutsche Bank in 2003.

Reduce costs

For 2004, we want to reduce our operating cost base to less than € 16.5 billion and to retain our strict capital and risk management.

Capitalizing on global leadership in CIB. Deutsche Bank is one of the world's three leading investment banking houses. We have an outstanding platform and the critical mass necessary in all important lines of business and regions. We want to consolidate this position of strength in the interest of higher added value for shareholders, clients and staff and make greater use of the available potential through attractive financial products at competitive terms and conditions.

Delivering profitable growth in PCAM. Deutsche Bank's PCAM Group Division stands for diverse business activities that complement each other.

Expand Asset Management

Our Asset Management leveraged its strong platform in 2003 and again successfully expanded its distribution channels. The Private Wealth Management Business Division extended its range of products and services for high net worth clients by the acquisition of Rued, Blass & Cie AG Bankgeschaeft, the Swiss private bank, and is consistently increasing its market penetration. The Private & Business Clients Corporate Division is rapidly implementing its restructured business model and thereby improving its market access. We shall continue to expand our strong position as manager of institutional and private assets.

Establishing Deutsche Bank as the most reputable brand. The new strategic priorities are reflected in the Deutsche Bank brand, which is one of our most valuable assets in Germany and abroad. We have been increasing its awareness level and value since August 2003 through an international marketing campaign. Under the motto "A Passion to Perform", we publicly express our commitment to being the leading global provider of financial solutions for demanding clients. As the basis for this, we began in autumn 2003 to record and review systematically the satisfaction of our clients, shareholders and staff worldwide.

Strengthen Deutsche Bank brand

Global presence



Directory of Deutsche Bank Offices on the Internet: www.deutsche-bank.com/offices

Corporate governance

Responsible, value-driven management and control of Deutsche Bank

Part of our identity

Effective corporate governance is a part of our identity. The fundamental basis for this is provided by, above all, the German Stock Corporation Act and the German Corporate Governance Code. Seeing as our share is also listed on the New York Stock Exchange, we are subject in certain respects to U.S. capital market laws as well as the rules of the Securities and Exchange Commission and the New York Stock Exchange.

We ensure the responsible, value-driven management and control of Deutsche Bank through our system of corporate governance, which has four key elements: good relations with shareholders; effective cooperation between the Board of Managing Directors and Supervisory Board; a system of performance-related compensation; as well as transparent and early reporting.

Relations with shareholders. Our shareholders are involved by law in the fundamental decisions of the bank such as amendments to the Articles of Association, the issue of new shares and important structural changes. Deutsche Bank has only one type of share, with each share certifying the same voting right. To make it easier for shareholders to exercise their voting rights, we support the use of electronic media at the General Meeting. For example, shareholders can issue their voting instructions via the Internet. A "One Voice Committee" provides for prompt and fair disclosure to the public.

One type of share

Board of Managing Directors. The Board of Managing Directors is responsible for managing the company. Its members, together with the Heads of Deutsche Bank's seven core businesses, form the Group Executive Committee. This international committee, which reflects the team spirit at the management level, develops recommendations for the final decisions taken by the Board of Managing Directors.

Supervisory Board. The Supervisory Board advises and supervises the Board of Managing Directors in the management of business. It appoints the members of the Board of Managing Directors and, together with the Board of Managing Directors, plans their long-term succession. Important business transactions of the Board of Managing Directors require the Supervisory Board's approval. The Supervisory Board has specified the information and reporting duties of the Board of Managing Directors and set up a Chairman's Committee, an Audit Committee, and a Credit and Market Risk Committee. The Supervisory Board also examined the efficiency of its own activities in 2003.

Own efficiency examined

Performance-related compensation. The compensation of the members of the Board of Managing Directors is aligned, primarily, to their contribution to business performance as well as to international industry standards. For the share-based compensation components, a decisive criterion is the performance of our share price compared to that of our competitors. Changing performance targets or the comparison parameters retroactively is not permitted. The members of the Supervisory Board receive a fixed compensation component as well as a compensation component oriented to the company's long-term results. The chair and deputy chair positions in the Supervisory Board, as well as the chair and membership in the committees, receive additional compensation. The individual compensation of the members of the Board of Managing Directors and Supervisory Board is published, subdivided according to variable and fixed components, in our Financial Report.

Individual compensation for Board of Managing Directors

Reporting and transparency. Deutsche Bank Group's reporting is in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) and the comprehensive reporting rules of the Securities and Exchange Commission (SEC). This provides for a high degree of transparency and facilitates comparisons with our international competitors. The Audit Committee monitors the independence of the auditor of the Annual Financial Statements. For example, the Audit Committee or the Group Finance Committee must approve all orders for non-audit-related services and advisory services before they are issued to the auditor's company. We publish a list of the fees paid to our auditor, subdivided according to services for the audit of the Annual Financial Statements and other services.

Our complete Corporate Governance Report for 2003 including the Declaration of Conformity and a statement on the suggestions of the Code can be found on pages 184 to 202 of the Financial Report. It is also available in the Internet at www.deutsche-bank.com/ir.

Measures taken in 2003. The Government Commission on the German Corporate Governance Code has amended the Code, most recently in May 2003. Following this revision, the contents of Deutsche Bank's Corporate Governance Principles and the Code were nearly the same. For this reason, the Board of Managing Directors and Supervisory Board agreed to repeal Deutsche Bank's own Corporate Governance Principles (October 29, 2003). Instead, we included regulations of the Code in the Terms of Reference for the Board of Managing Directors as well as the Supervisory Board and its committees. These are also available to the general public at http://www.deutsche-bank.com/ir.

Corporate Governance Code integrated

Additional measures in 2003 served to comply with the requirements of the Sarbanes-Oxley Act and the SEC's implementation rules. These measures range from the improvement of internal controls through a detailed certification procedure up to a newly issued Code of Ethics. Furthermore, we set up a procedure to regulate the handling of complaints relating to accounting, internal accounting controls and auditing matters (often referred to as the "whistleblower protection policy").

Requirements of Sarbanes-Oxley Act



Future-oriented. I know of no political movement, no philosophy, no ideology, which does not agree with the peace parks concept. It can be embraced by all. In a world beset by conflict and division, peace parks are building blocks in the peace process, not only in our region, but potentially in the entire world.
Nelson Mandela, Patron Emeritus of the Peace Parks Foundation, Johannesburg

Performance and passion for our partners

Shareholders, customers, staff and society can trust in Deutsche Bank

Deutsche Bank is dedicated to serving its shareholders, customers, staff and society.

Our corporate "one bank culture" is committed to this goal. It is based on a set of universal values and allows the creativity and individuality of those involved to develop constructively. Cultural differences stimulate our search for innovation and value-adding solutions. The struggle to follow the optimal path demands competence and perseverance, as well as commitment, passion and mutual respect.

Diversity is part of our corporate culture

Shareholders. The trust our shareholders place in the strength and performance of Deutsche Bank is the basis of our success because the capital they provide is what enables us to invest in people, products and distribution channels. Given the competition on the capital market, we strive to achieve attractive yields with a reasonable risk profile for our private and institutional investors.

Shareholders	**Customers**
Staff	**Society**

Customers. At the center of all our activities is the satisfaction of our customers. We help our clients to succeed in their economic environment. Only those customers for whom we achieve a sustainable advantage in competition will remain loyal to our bank. We take customers' complaints very seriously; they give us a chance to improve our services and to consolidate our client relationships. We are grateful for customers' endorsements; they encourage and oblige us to do even better.

Staff. Our staff are the key to qualified client coverage. With their high professional and personal competence and their wealth of experience, they generate the added value our customers expect. First-rate training and advanced training possibilities, modern human resources management and administration tools, as well as varied career opportunities are prerequisites to being an attractive employer, especially for employees who seek responsibility as part of their vocational development and have a passion to perform.

Society. We have a duty to participate in resolving society's problems of today and tomorrow. To do this we leverage our broad business expertise and use innovative ideas to help change inflexible structures and improve young people's future prospects. We play an active part in many countries and join in the search for appropriate answers to urgent questions.

Helping to develop solutions

Shareholders

A competitive return for our shareholders presupposes attractive client service

Structural Data		2003	2002	2001
Number of shareholders		502,714	512,616	523,059
Shareholders by group	Institutional (including banks)	81%	82%	81%
in % of share capital[1]	Private	19%	18%	19%
Regional breakdown	Germany	47%	54%	47%
in % of share capital[1]	European Union (excluding Germany)	28%	27%	33%
	Switzerland	13%	10%	9%
	U.S.A.	11%	8%	8%
	Other	1%	1%	3%

Key Figures	2003	2002	2001
Change in total return of Deutsche Bank share	50.6%	(43.7%)	(9.5%)
Share in equities trading (Xetra and Frankfurt Floor Trading)	8.5%	7.2%	7.6%

Special Projects	
Extended Internet services	Live broadcast of both Investor Days via the Internet.
Share buyback program	Systematic implementation of the second program using open market and derivative deals. By returning capital to our shareholders, the return on equity and earnings per share can be improved.

[1] Figures rounded.

Customers

Our [illegible] clients want first class service and innovative products

Structural Data		**2003**	**2002**	**2001**
Number of customers				
Corporate and Investment Bank		54,884[1]	84,545[1]	108,320
Private Clients and Asset Management	Private & Business Clients	13,045,000[2]	12,990,000	12,540,000
	Asset and Wealth Management			
	– Private Wealth Management[3]	106,000	95,000	97,000
	– Asset Management			
	Institutional	3,829[4]	5,022[2]	2,422
	Retail	8,204,284	8,114,000[5]	4,840,000

Key Figures		**2003**	**2002**	**2001**
Corporate and Investment Bank	Euromoney Poll of Polls	1	3	11
	Euromoney Capital Raising poll	1	3	1
	Euromoney Awards for Excellence, number of awards won	26	24	13
	International Financial Review (IFR) awards (majors)	11 (2)	10 (2)	7 (0)
Private Clients and Asset Management	Private & Business Clients (Germany)			
	– Client Satisfaction Index	65	66	68
	– Client Loyalty Index	65	65	70
	Asset Management (DWS)			
	– Position in Euro/Standard & Poor's[6]	1	1	1

Special Projects	
iBoxx	Deutsche Bank was among a group of eleven global investment banks to develop indices for the derivatives market in the form of the iBoxx credit default swap index.
Asset Management	In January 2003, Deutsche Bank established a new asset management business in India. During the year, seven domestic funds were launched raising more than € 400 million.

[1] Reflects divestments of business activities and internal transfers of clients.
[2] Limited comparability with previous year figure due to changed calculation base.
[3] Number of accounts.
[4] Reflects the sale of passive asset management business.
[5] Including Scudder and RREEF.
[6] In the category "Big Groups".

Staff

Competence, experience and a winning spirit are typical of our staff

Structural Data		2003	2002	2001
Staff (full-time equivalent)[1]		67,682	77,442	86,524
Divisions	Private Clients and Asset Management	54.4%	53.6%	50.9%
	Corporate and Investment Bank	43.8%	44.2%	44.4%
	Corporate Investments	0.3%	0.9%	3.4%
	Corporate Center	1.5%	1.3%	1.3%
Regions	Germany	44.1%	43.7%	47.6%
	Europe (excluding Germany)[2]	28.7%	27.8%	26.8%
	North America	17.6%	19.8%	17.5%
	South America	0.8%	0.8%	0.8%
	Asia/Pacific	8.8%	7.9%	7.3%
Qualifications[3]	University degree	51.0%	49.8%	46.1%
	High school certificate	23.8%	24.4%	26.3%
	Other school degree	25.2%	25.8%	27.6%
Age[3]	up to 24 years	7.5%	8.7%	10.4%
	25–34 years	35.8%	36.8%	37.4%
	35–44 years	33.9%	32.4%	30.4%
	45–54 years	18.7%	18.0%	17.4%
	over 54 years	4.1%	4.1%	4.4%

Key Figures	2003	2002	2001
Employee Commitment Index	67	67	70
Employees leaving the bank for a new job[4]	3.8%	3.6%	8.0%
Advanced training (expenses per employee in €)[3]	1,298	1,506	1,590
Apprenticeship programs (expenses in € million)	50	53	64
Participants in the staff share program	33%	30%	–[5]

Special Initiatives	
Systematic talent management in all divisions	Talent management pursues the goal of challenging and developing our best talents in order to retain them and thereby strengthen our competitiveness.
Introduction and implementation of Group-wide standards on leadership	The Leadership Standards define responsibilities and outcomes against which managers will be assessed on a Group-wide basis. The standards comprise financial and business success, sustainable quality in process engineering, franchise building and leading people.
Transition of existing German defined-benefit pension plan into a defined-contribution plan	Conversion to modern defined-contribution pension plans accepted by approximately 94% of staff in question (approximately 23,000).

[1] Staff (full-time equivalent) = total headcount adjusted proportionately for part-time staff, excluding apprentices and interns.
[2] Includes immaterial number of employees in Africa.
[3] Point of reference: number of staff (headcount).
[4] 2003 and 2002 not comparable with 2001 figures due to changed calculation basis.
[5] 2001: due to stock market conditions after September 11 staff were allowed to reverse their orders.

Society

Deutsche Bank is committed worldwide to culture, education, community development and sustainability.

Structural Data	2003	2002
Number of countries in which Deutsche Bank operates (including offshore sites)	74	76

Key Figures		2003	2002
Spending by Deutsche Bank (in € million)			
	Donations	34.8	50.5
	Sponsoring[1]	25.6	21.2
	Sub-total	**60.4**	**71.7**
	thereof:		
	Deutsche Bank Americas Foundation	10.6	15.7
	Deutsche Bank Citizenship UK	3.4	4.1
Spending by endowed foundations of Deutsche Bank (in € million)			
	Deutsche Bank Foundation Alfred Herrhausen Helping People to Help Themselves	4.0	4.0
	Cultural Foundation of Deutsche Bank	2.3	3.6
	Other foundations	0.7	0.7
	Sub-total	**7.0**	**8.3**
	Total	**67.4**	**80.0**

Special Projects	
Asia Foundation	This new foundation, established in December 2003, handles Deutsche Bank's social commitment in East Asia. Over the next five years, a total of € 5 million will be made available, primarily for educational and community projects.
"Future for Children"	Deutsche Bank, Deutsche Bank Bauspar AG and SOS Children's Village have agreed on a long-term partnership.
Memorial Fountain	In laying the cornerstone for a "Memorial Fountain" in the planned Wall Street Park in New York, Deutsche Bank remembers the victims of September 11, including our four employees who lost their lives in the terrorist attacks. This fountain is one of the ways in which the bank is contributing to the revitalization of Lower Manhattan.
Berliner Philharmoniker	As part of its long-standing partnership with the Berliner Philharmoniker, Deutsche Bank is also committed to the educational project Zukunft@BPhil.
Art Prize	Together with the renowned Zachęta National Gallery of Art in Warsaw and Deutsche Bank Polska S.A., the Cultural Foundation of Deutsche Bank has expanded its fine arts support program by creating a competition for young Polish artists.
Volunteering	For the second time in a row, Deutsche Bank was awarded a prestigious "Dragon Award" by the Lord Mayor of London for the commitment of its employees to the community.
UN/Global Compact	The principles of the Global Compact (Human Rights, Labor, Environment) are an important part of our internal policies. By means of the Deutsche Bank Microcredit Development Fund, we support 26 microfinance institutions in 16 countries to fight poverty and promote sustainable development.
Sustainability	Recertification of our environmental management system according to ISO 14001 in October 2003.

Detailed information is provided in our publication "Corporate Social Responsibility Report 2003".

[1] Only for culture and society.

Performance. As investors, we really appreciate Deutsche Bank's progress in implementing key changes in its business portfolio, cost base, risk management and capital allocation. This fundamental transformation was the driving force enabling Deutsche Bank to achieve higher results and increase shareholder value.
Federica Repetto, Fund Manager, Nextra Investment Management Sgr, Milan



Deutsche Bank share outperforms the overall market in 2003, both nationally and internationally

Share price boosted by restructuring at the bank

Above-average share price increase. The price of the Deutsche Bank share saw a recovery in 2003: with a one-year gain of nearly 50% we were a top performer in our international peer group. We also far outperformed the German share index DAX, which rose around 37% after plunging 44% in the preceding year. Germany's stock market thus beat all other major industrial countries in 2003; only the technology-weighted NASDAQ Composite Index in the U.S. staged a stronger recovery. The above-average appreciation of our share price reflects the market's recognition of our new strategic focus, improved results, shareholder-friendly share buyback programs and increased attractiveness of our share, especially among foreign investors.

Strong price recovery

Shifts in financial market sentiment. Markets experienced a roller coaster year in 2003. The start of the year was overshadowed by major political and economic uncertainty. Markets were burdened by worries over the effects of the war in Iraq, which led to a major sell-off in February and March. Insurance and financial stocks in particular suffered from investor distrust. In this tense environment, the price of the Deutsche Bank share fell to an annual low of € 32.97 on March 12.

Weak start to the year

Useful information on the Deutsche Bank share

2003	
Change in total return	50.6%
Share in equities trading (Xetra and Frankfurt Floor Trading)	8.5%
Average daily trading volume[1]	4.43 million shares

As of December 31, 2003	
Issued shares	581,854,246
Outstanding shares	565,077,163
Share capital	€ 1,489,546,869.76
Market capitalization	€ 38.23 billion
Share price[2]	€ 65.70
Weighting in the DAX	9.05%
Weighting in the Dow Jones STOXX 50	1.64%

Securities identification codes			
Deutsche Börse		New York Stock Exchange	
Type of issue	Registered share	Type of issue	Global Registered Share
Symbol	DBK	Currency	U.S.$
WKN	514 000	Symbol	DB
ISIN	DE0005140008	CINS	D 18190898
Reuters	DBKGn.DE	Bloomberg	DBK GR

[1] Order book statistics (Xetra)
[2] Xetra closing price

Gradual relaxation

The unexpectedly rapid end to the war in Iraq had an initial calming effect on international markets. As investor confidence gradually returned, deflationary worries subsided and interest rates fell to historic lows, sentiment turned in the following months. Buoyed by a more benign market environment and the prospect of good quarterly results, our share climbed back to € 60 within three months. By the end of November our share price was fluctuating between € 60 and € 53.

During the last weeks of the year the international economic climate brightened further. The increasing likelihood of a cyclical upswing improved market sentiment, while buyers were lured by low valuations. Confidence in stock market investing increased, in particular among private and smaller institutional investors. Foreign investors' concerns over Germany's ability to enact reforms and sustain its economy also abated. Amid this far brighter basic sentiment towards the end of the year compared to earlier in the year, the Deutsche Bank share reached an annual high of € 66.04 on December 30, having more than doubled from its annual low.

Long-term value


Deutsche Bank
DAX
Prime Banks Perf. Index
1,500
1,300
1,100
900
700
500
300
100
81
83
85
87
89
91
93
95
97
99
01
03

Total Return Index, beginning of 1980 = 100, quarterly figures
Source: Datastream

Market capitalization increased

At the end of 2003, our market capitalization stood at € 38.2 billion, almost € 11 billion more than a year earlier. Compared with other international financial institutions we moved up to 18th place. The weighting of the Deutsche Bank share in the DAX increased once again – to 9.1%. With a market turnover of € 144.6 billion in the reporting year, i.e. ranked fourth among the DAX stocks, Deutsche Bank continues to be one of the most liquid shares in Germany.

Attractive investment

Excellent performance since 1980. In a long-term comparison, the Deutsche Bank share has been an attractive investment, in both absolute and relative terms. Investors who bought the equivalent of € 10,000 in Deutsche Bank shares at the beginning of 1980, used the cash dividends to buy new shares and participated in capital increases without injecting additional funds, had a shareholding worth € 98,189 at the end of 2003. This corresponds to an average annual return of 10% compared with a return of just 9% in the DAX over the same period.

Foreign stock market activities. The most important foreign market for our share is New York. On Wall Street, average trading volume in our share rose by about 80% against 2002 to 96,500 shares per trading day. The volume of trading in our shares on the New York Stock Exchange has risen steadily since the initial listing in October 2001. We are optimistic that we will be able to further raise the popularity of our share in the U.S. financial market.

First share buyback program completed. On April 15, 2003, we completed Deutsche Bank's first share buyback program, announced in June 2002, after cancelling 40 million shares. On September 4, we launched our second share buyback program for which we obtained shareholder approval at the General Meeting in June 2003 (see chart on page 41). On this basis, Deutsche Bank is authorized to buy up to 58 million of its own shares until September 2004, or 10% of total shares issued. The program is implemented via both spot transactions and the sale of put options. The program is financed from current earnings and capital released by a further reduction of risk-weighted assets. Despite the repurchase of our own shares, we continue to maintain Deutsche Bank's core capital ratio at the upper end of our target corridor of 8 – 9%. By year's end, we had repurchased more than 17 million shares at an average price of € 57.70. On our Investor Relations website, we regularly keep investors informed about progress in the share buyback program. In buying back our own shares, we want to return excess capital to our shareholders and improve our return on equity and earnings per share.

Regional distribution of share capital
in % at year's end


Germany
Foreign countries
48
52
47
53
54
46
47
53
55
50
45
40
00
01
02
03

0000245

Higher foreign share

Shareholder structure. With more than 500,000 shareholders, Deutsche Bank is one of Germany's largest publicly held companies. It also has a firmly anchored position on international markets. The percentage of our share capital held by foreigners was 53% at the end of 2003, seven percentage points above the previous year figure. Especially noteworthy is the heightened interest in our share among investors from the U.S.A. and the United Kingdom. At the end of 2003, they held 11% and 12%, respectively, of our shares after 8% each at the end of 2002. Apparently, the listing of our share on the New York Stock Exchange and our efforts to position Deutsche Bank as a global company are beginning to bear fruit.

We are not aware of any major shareholders with a shareholding of more than 5% to be reported under § 21 German Securities Trading Act. According to its own statements, La Caixa, the Spanish savings bank held a 3.8% stake in Deutsche Bank at year's end 2003.

Equity presence at the General Meeting increased. A total of 38.8% of the voting capital was represented at our General Meeting on June 9, 2003 in the Festhalle in Frankfurt, three percentage points more than in 2002. By contrast, shareholder attendance, at 5,500, was 1,000 below the previous year's figure. One reason for the increased presence of voting capital was that we made it easier for our institutional shareholders to exercise their voting rights. Increasing use was made of our user-friendly Internet applications relating to the General Meeting. For the first time, shareholders were able to register for electronic mailings of documentation for the General Meeting. All counterproposals were published without delay on our website, as required by law.

Voting presence at the General Meeting
in % of share capital


38
32
34
36
39
40
35
30
99
00
01
02
03

After the customary review of business performance, Josef Ackermann, Spokesman of the Board of Managing Directors and Chairman of the Group Executive Committee, introduced the new phase of our management agenda that focuses mainly on improving revenues. This was followed by an animated exchange of views between shareholders and management. Towards the end of the event, shareholders approved all items of the agenda with large majorities.

Building trust. The general conditions for our financial reporting in 2003 were characterized by a gradual return of basic trust in the integrity of securities markets. In this situation the Investor Relations team provided a timely and consistent flow of information to shareholders and analysts. We satisfied our private investors' appetite for information mainly via the Internet and our toll-free shareholder hotline. In numerous one-on-ones, brokerage conferences, telephone conferences and international roadshows we answered, in many cases together with the company's management, questions from investors and analysts.

A highlight of our financial communications in 2003 were the Investor Day events in London and New York in September. The Spokesman of the Board of Managing Directors and Chairman of the Group Executive Committee, Josef Ackermann, and Chief Financial and Risk Officer Clemens Börsig presented the Group strategy and outlined our risk and capital management objectives. In addition, the Heads of the corporate and business divisions presented the current status of and outlook for their businesses to a large professional audience. On this occasion, key targets of Deutsche Bank were reaffirmed, for example a (pre-tax) return on equity of 25% and envisaged operative costs for 2004 of less than € 16.5 billion. All of our events for shareholders and analysts in 2003 were also broadcast live over the Internet and thus made accessible to the general public. Recordings of these events are also available for replay on the Internet.

To allow us to better respond to a growing number of questions from investors in our debt securities, our Investor Relations team expanded its services in 2003. We now also offer, as we have to our shareholders for some time, tailored information services to our bondholders and to rating agencies specialized in reviewing our credit quality as a borrower. The response from this increasingly important group of investors on capital markets has been invariably positive.

Distribution of share capital
Total of 581.9 million shares at year's end 2003


Insurance companies, mutual fund companies 17 %
Wage and salary earners, pensioners 9 %
Other private persons 9 %
Other institutional investors and companies 65 %

Higher dividend proposed. It will be proposed to the General Meeting on June 2, 2004 that the dividend for the financial year 2003 be increased by € 0.20 to € 1.50. In doing this, we want to let our shareholders participate directly in our improved performance of 2003. The increase also expresses our confidence in our ability to further improve profitability in the next years.

Higher dividend proposed


Customer orientation. I chose Deutsche Bank for its reputation and commitment to cash management services as the Carphone Warehouse prides itself on excellent customer service. Deutsche Bank's passion to perform is reinforced by its desire to structure, implement and service high quality cash management solutions, which are the best available in Europe.
Neil King, Group Director of Treasury, The Carphone Warehouse Group PLC, London

Corporate and Investment Bank

Secured a market position in global bulge bracket group

Demonstrating leadership

The Corporate and Investment Bank Group Division (CIB) continued to build on its position at the forefront of the investment banking industry, demonstrating leadership in many business areas. This was achieved in an environment that remained volatile, despite solid signs of recovery in the equity markets. Our performance was confirmed by the prestigious Bank of the Year award from International Financing Review magazine. Deutsche Bank was a dominant force in the bond and equity markets, ranking number one in net sales and trading revenues. Our global leadership in derivatives and convertibles met with strong international recognition. In corporate finance, market share continued to grow, both in Europe and the Americas.

Global Markets: market share in U.S. agency debt issuance
in %



3
10
10
12
00
01
02
03
10
5
0

Source: Thomson Financial

Corporate Banking & Securities

The Corporate Banking & Securities Corporate Division comprises the Global Markets, Global Equities and Global Corporate Finance Business Divisions and the Global Banking Division.

Global Markets comprises all origination, trading, sales and research in foreign exchange, money markets, repo, government, agency and investment grade bonds, emerging markets, exchange-traded and OTC derivatives, commodities, structured products and securitization.

Global Markets increased its revenues in 2003 and strengthened its dominant position in many product areas, despite substantially more challenging market conditions, particularly during the second half of the

Income before income taxes 2003
In 2003 CIB achieved income before income taxes of € 3.5 billion, which was several times higher than in the previous year. Net revenues were increased by € 0.4 billion compared with 2002 to € 14.2 billion, although the weakness of the U.S. dollar against the euro had a negative effect in currency translation. Factors contributing to the increase were sales and trading in debt instruments and equities. We reduced our noninterest expenses by € 1.3 billion, which also reflects successful cost containment measures. Total provision for credit losses was more than halved to € 0.7 billion thanks to strict risk management and a generally improved loan quality.

Corporate and Investment Bank[1]

in € m.	2003	2002
Net revenues	14,180	13,776
Total provision for credit losses	707	1,742
Noninterest expenses	9,946	11,259
Income before income taxes	**3,527**	**774**
Return on equity in %	25	5
BIS risk positions	137,615	155,160
Assets	681,722	642,127

[1] For notes and other detailed information, see Financial Report 2003 (Management Report).

0000249

Global Markets:
trading in credit derivatives
Net new volume in credit default swaps
Index in 2000 = 100


503
500
400
300
268
200
155
100
100
0
00
01
02
03

year. Global Markets remained true to its client-focused business model, with around 85% of total revenues derived directly from business with institutional and corporate customers. On the other hand, we maintained a disciplined and limited approach to proprietary trading. With investment grade corporate bonds and residential mortgage-backed securities, Global Markets achieved gains in order flows, particularly from U.S. money managers. U.S. investors voted Deutsche Bank the number one trader in U.S. Treasury securities in 2003; in foreign exchange, we won accolades in surveys by financial magazines.

Revenues from structured products grew at an impressive rate, particularly in credit, interest rate and foreign exchange derivatives. Deutsche Bank's strength in derivatives was again reflected by awards from Euromoney and Derivatives Week. In 2003, Global Markets expanded derivatives technology to real estate, private equity and project finance. Deutsche Bank was again the leading underwriter of euro-denominated bond issues. Moreover, we have been consistently ranked in the top two among international bond underwriters and among the top seven underwriters of investment grade corporate bonds in the U.S. market.

Our presence in the bond markets was underlined by good rankings in numerous surveys in 2003, notably Euromoney's Capital Raising poll, which ranked Deutsche Bank number one. International Financing Review voted us Bond House of the Year for 2003.

Important initiatives demonstrating Global Markets' pursuit of market leadership in 2003 included Deutsche Bank's part in the launch of the iBoxx credit default swap index and the inauguration of derivatives on economic statistics.

Global Equities: market share
retail derivatives* in Germany
in %


39
38
40
30
20
18
10
0
01
02
03

* Warrants and certificates
Source: Deutsche Börse

Global Equities comprises all trading, sales and research in cash equities, convertibles, equity derivatives, prime services, program trading and structured products.

In 2003, Global Equities reinforced its position among the top two global equities firms in a market that showed signs of recovery in the second quarter. Equity market indices increased for the first time in three years and market volumes remained robust. Deutsche Bank further strengthened its leading position in sophisticated equity products and services. Convertibles, equity derivatives, prime services and program trading contributed over 50% of Global Equities' total revenues. We were named Equity Derivatives House of the Year and European Equity-Linked House of the Year for 2003 by International Financing Review.

Global Equities also dominated program trading globally. It ranked number one in Europe according to Institutional Investor, and maintained a leading market share position in the U.S. In prime services, Global Equities was ranked in the top three by Global Custodian magazine.

Deutsche Bank leveraged its efficient program trading platform to win several of the largest global transition management mandates in 2003. These included a complex transaction for a sovereign investment fund that saw the transition of over 400 million shares, totaling € 9 billion,

between 10 different investment managers over a three-day period. Global Equities Transition Management achieved a number one ranking in eight out of nine categories in the Global Investor survey.
Deutsche Bank continued to be the leading European equities firm across all products, dominating the two largest European markets, Germany and the UK, with market shares of 29% and 15% respectively. The European research product ranked third in two highly reputed surveys.
In Asia/Pacific, Deutsche Bank moved for the first time into the top five group of brokers. The Japanese research product was ranked third in 2003 by Institutional Investor and the Nikkei survey named us top foreign broker in Japan.
Our Global Equity Research was ranked fourth in the 2003 Institutional Investor Global Research Survey.

Global Equities: market share in European equity trading
in %


2002
2003
14
15
17
29
14
15
13
13
30
20
10
0
EU
Germany
UK
France

Source: Autex

The **Global Corporate Finance** Business Division comprises client coverage for all business divisions in Corporate Banking & Securities, advisory, equity capital markets, credit trading and debt products.
In 2003, Global Corporate Finance enjoyed strong revenue growth and increased market share, while maintaining strict cost management. Despite minimal growth in the global mergers and acquisitions market, we secured leading advisory roles in high profile transactions worldwide. Notable cross-border advisory mandates included those for a leading global energy and utilities company, and a major European telecoms player.

High profile transactions

In Asia/Pacific, Deutsche Bank ranked number one in the announced M&A deal league table for the first time. We acted as financial advisor on the largest transactions in the region: the restructuring of a financial institution in Japan; the largest ever M&A transaction in New Zealand which was for a UK financial institution and the first major acquisition outside China for a Chinese power generation company.
Amid increased competition, Deutsche Bank maintained its number one position in Germany in equity capital markets and M&A. In M&A, we enjoyed a market share of almost 30%. This was recognized by Euromoney when it named us Best Bank in Germany.

"Best Bank in Germany"

We were the clear leader in European equity capital markets business in 2003. Deutsche Bank was ranked number one in rights issues and played key roles in some of the year's most prominent equity-linked transactions, including the largest convertible bond issue in Europe. International Financing Review recognised our achievements by awarding us their top equity-linked accolade.
In a lack-lustre year for initial public offerings (IPOs), Deutsche Bank played key parts in a number of successful transactions. They included the advisory mandate in the year's largest IPO for a Chinese life insurance company. Deutsche Bank's IPO for a UK utility was named Global IPO of the Year.

Global Corporate Finance: market share in European equity capital markets*
in %


7
12
16
15
10
5
0
01
02
03

* Equity and equity-linked issues including rights issues

In the U.S.A. and Europe, Deutsche Bank's high yield business enjoyed impressive growth. In Europe, we were the clear leader with a market share in excess of 21%. This performance was acknowledged by the accolade of European High-Yield Bond House of 2003. We had leading roles in the first simultaneous issue of equity, high-yield bond and syndicated loan for a European corporate. Deutsche Bank's distressed debt franchise produced record trading revenues in 2003.
Globally, Deutsche Bank remained a leading underwriter of commercial mortgage-backed securitizations in 2003. Further progress was also made in real estate investment banking. We participated in a real estate financing which received the award of Securitisation Deal of the Year in 2003 due to its size and structure.

In the **Global Banking Division**, we concentrated our client coverage for global corporates, financial institutions and German medium-sized companies through relationship management teams. They play an important role in profiling Deutsche Bank in the market as a leading provider of the full range of products and services from one source. In close cooperation with the other areas of the bank, they ensure that our clients worldwide have access at all times to a wide range of financial solutions tailored to their needs.

Holistic approach

Among our customers, this holistic approach met with a highly positive response. Financial institutions, which are a key business segment for Deutsche Bank, voted us top relationship provider in an independent industry poll. Global corporates, comprising a targeted client base of 2,500 companies and their subsidiaries, ranked us number one in Europe, number two in Asia/Pacific and fourth in the Americas.
In 2003, Deutsche Bank merged all of its leasing activities to form the Asset Finance & Leasing product division, which is present in Europe and the U.S.A. We offer our clients financing solutions for projects and acquisitions of assets including advisory and real estate leasing.

Global Transaction Banking

The Global Transaction Banking Corporate Division comprises the Business Divisions Global Cash Management, Global Trade Finance and Trust & Securities Services.

In 2003, **Global Cash Management** cemented its position as a leading provider in its segment in Europe. It maintained a top-three ranking in Asia and improved its presence in the U.S.A. Among financial institutions, we were again a dominant provider of euro clearing services and a top four U.S. dollar clearer.
Significant investment in technology enhancement enabled us to generate efficiencies in our cash management systems. The market recognized this with several new mandates.
Three financial magazines named us as the Best Cash Management Bank in Europe. In a survey, we were acknowledged as the Best Overall Correspondent Banking Service Provider in Asia.

Global Trade Finance, which includes all of Deutsche Bank's trade and export finance businesses, continued to be a market leader in Europe in 2003. Among other things we played a key role in the largest syndicated loan in Russia since 1998.
Trade Finance magazine named us Best Trade Documentation Bank and Best Short-Term Trade Finance Bank for the second consecutive year; another magazine voted us as the best provider of Internet-based services for trade finance. Since January 2001, Deutsche Bank has been continuously ranked as the leading arranger of trade finance loans by number of transactions.

Trust & Securities Services (TSS) provides a portfolio of administrative services on debt and equity transactions. It also includes the bank's domestic custody business, which we focused on in 2003. That is why we divested our global custody service at the beginning of the reporting year and agreed with Dresdner Bank towards the end of last year to acquire their German institutional custody business.
The strong position of TSS is confirmed both by its top ranking as trustee for U.S. and euro asset-backed securities and by its number two position in CDOs globally. Deutsche Bank also established itself in the reporting year as leading issuing and paying agent for new Euro Medium Term Notes and Euro Commercial Paper programs. In addition, its domestic custody services were "top-rated" or "commended" in 18 of its 23 markets, based on Global Custodian's agent bank reviews.

Global Transaction Bank: market share as issuing and paying agent
New business in % (programs)


2001
2002
2003
24
30
35
32
34
41
40
35
30
25
20
15
10
MTN[1]
CP[2]

[1] Euro Medium Term Notes
Source: Dealogic

[2] Euro Commercial Paper

Concentration on domestic custody business

Reliability. Spanish people are usually seen as being very passionate. This is a label, of course, and may sometimes be unreal. Personally, though, I like working with a bank that bases its activities on the concept of passion. Even more important is the fact that I see this in my daily contacts with Deutsche Bank. For me, this translates into effort, trust and strength.
Araceli Manzano, Architect, Barcelona



Private Clients and Asset Management

Clear progress through strategic realignment

Prepared for growth

The Private Clients and Asset Management Group Division (PCAM) reorganized late in 2002 to comprise two Corporate Divisions: Asset and Wealth Management and Private & Business Clients. With assets under control totaling € 872 billion, PCAM is one of the world's leading providers in this market. Diverse initiatives in 2003 enabled us to lay the foundations for stronger earning power and growth in business volume.

Asset and Wealth Management

The Asset and Wealth Management Corporate Division comprises the Asset Management and Private Wealth Management Business Divisions.

In 2003, the **Asset Management** Business Division (AM) concentrated on improving its client service, enhancing its product range and stepping up investment performance.

Our subsidiary DWS, the European market leader in retail asset management, was named best large mutual fund company in Germany for the ninth consecutive year by Standard & Poor's. We attained strong inflows, particularly in the second half of the year. DWS remained the dominant force in Germany with a 25% market share and continued to grow in Italy, Spain and the United Kingdom. A series of distribution agreements with major banks across Europe contributed to the growing sales of DWS funds.

Asset Management: product mix of invested assets
Total of € 567 bn. at year's end 2003


Alternative investments including real estate 9 %
Retail funds 35 %
Institutional business 56 %

Income before income taxes 2003
In 2003, income before income taxes in PCAM was € 1.2 billion. The decline in revenues was mainly due to the sale of our insurance business in 2002. Our noninterest expenses fell to € 6.7 billion. The structural realignment measures completed in the reporting year contributed to the savings, despite higher severance payments in the Private & Business Clients Corporate Division. The higher total provision for credit losses at € 0.3 billion reflects the difficult economic environment in Germany throughout 2003.

Private Clients and Asset Management[1]

in € m.	2003	2002
Net revenues	8,226	9,518
Total provision for credit losses	321	223
Noninterest expenses	6,734	8,080
Income before income taxes	**1,172**	**1,215**
Return on equity in %	15	15
BIS risk positions	63,414	59,490
Assets	124,606	109,394

[1] For notes and other detailed information, see Financial Report 2003 (Management Report).

Asset Management:
regional break-down of invested assets
Total of € 567 bn. at year's end 2003


Americas
40 %
Europe
54 %
Asia/Pacific
6 %

Scudder Investments was a major contributor to the successful development of the asset management business in the Americas in 2003. As a result of focusing on distribution in the advisor-sold channel, Scudder enjoyed strong sales growth in 2003. According to the Investment Company Institute (ICI), our long-term new sales increased 14% from U.S.$ 5.6 billion in 2002 to U.S.$ 6.4 billion in 2003. According to Strategic Insight, we also improved our long-term net flow ranking among the largest 40 firms in the channel from 32nd at year-end 2002 to 23rd at year-end 2003. In industry surveys our Customer Contact Service Center received praises.

Our institutional asset management in the U.S.A. continued to meet our clients' investment objectives with innovative products. We offer a broad range of investments in equity, fixed income, cash and alternative investments such as hedge funds, private equity and real estate. We serve a variety of clients, including corporations, financial institutions, pension funds and non-profit-making organizations. We were the largest third-party manager of insurance company assets in the United States.

In Asia/Pacific, we reduced costs through outsourcing initiatives and headcount adjustments, and registered a number of important new client wins. Successful product launches boosted the growth in retail market momentum. We started a new asset management business in India and during the year launched seven domestic funds in which investors placed more than € 400 million at December 31, 2003. This made us the second fastest growing asset management company in India.

Successful hedge funds

DB Absolute Return Strategies (DB ARS), our global hedge fund management business, saw significant growth in 2003 from both client capital raising and strong fund performance. DB ARS ranks as one of the top 20 fund of hedge fund businesses with over U.S.$ 4.7 billion in assets. The number of client accounts across the U.S.A., Europe and Asia grew significantly, raising net assets of U.S.$ 1.6 billion for the year. Total assets under management by Deutsche Bank at the end of 2003 exceeded U.S.$ 8.5 billion, of which U.S.$ 3.8 billion were in single-manager hedge funds, investing directly in securities and financial instruments.

Our Real Estate business ended 2003 with € 46.6 billion under management. We launched a Japan-domiciled retail fund investing in U.S. REITs through RREEF Securities. In Australia, a feeder fund invested in RREEF's America II and Securities funds.

Expanding real estate investment business

In all, our U.S. real estate investment company RREEF captured 52 new institutional clients and increased its assets under management to U.S.$ 21 billion. The German grundbesitz-invest fund invested in office buildings in Tokyo and Los Angeles using our qualified local representatives' market expertise.

In December 2003, we placed a Global Real Estate Opportunities Fund in a volume of U.S.$ 1.2 billion with institutional investors and high net worth private clients. This is one of the largest global funds of its kind ever launched and underlines our product expertise and placing power in this area.

Demanding clients

Private Wealth Management (PWM) caters to the specific needs of high net worth clients, their families and select institutions worldwide. During 2003, PWM further refined the business model for its demanding clients to ensure a holistic product and service offering. These efforts were driven by our aspiration to be the trusted adviser to high net worth individuals in all the world's major wealth markets.

PWM is committed to providing clients with a banking, investment management, advisory and fiduciary platform that delivers proprietary and open architecture solutions of superior quality. In every aspect of our relationship with clients, we dedicate ourselves to effective performance that is characterized by integrity, impartiality and complete confidentiality. PWM provides its clients with extraordinary benefits by leveraging the far-reaching capabilities of Deutsche Bank Group.

Private Wealth Management: regional break-down of invested assets
Total of € 162 bn. at year's end 2003


Germany
23 %
Asia/Pacific
6 %
U.S.A.
41 %
Europe
(excluding Germany),
Middle East,
Latin America
30 %

The invested assets globally managed by PWM at the end of 2003 amounted to € 162 billion (end of 2002: € 155 billion). The growth came from net inflows of clients' funds, the acquisition of Rued, Blass & Cie as well as from internal reorganizations and the development of the market. A strongly contractive influence was the exchange rate related effect of the U.S. dollar's weakness against the euro.

In 2003, PWM realigned its global structure. Firstly, we wanted to meet our clients' wishes for first-class products even more successfully through close cooperation with Global Markets, Global Equities, Corporate Finance and Asset Management. We also enlarged our offered range of high-quality third-party products. Secondly, we renewed our global investment process and improved our investment performance. Thirdly, we simplified processes, reduced costs and improved quality and through-put time by using internationally aligned IT applications in client coverage.

Two business models in U.S.A.

Relationship managers, as clients' personal contacts, are supported by dedicated specialists from all areas. Our business philosophy of making client service in relationship management the pivotal factor in our PWM business was especially very well received in our German home market. We were mandated with significant new client accounts. In the U.S.A. we offer two different business models for clients. On the one hand, PWM U.S. Onshore caters to high net worth clients who prefer to delegate the management of their financial situation to our Portfolio Management, based on a clear understanding of their goals and objectives. On the other hand, DB Alex. Brown Private Client Services (PCS), with its brokerage model, caters to active investors whom we advise, but who prefer to make their own investment decisions.

International expansion

PWM's international business was strengthened in 2003. In Switzerland, Deutsche Bank became a leading provider for the top bracket of very high net worth individuals in that country. All customers of Rued, Blass & Cie were retained after the company's acquisition. We expanded our European franchise into Central and Eastern Europe and opened an office in Moscow in summer. While Latin America showed very satisfactory development in the light of the difficult market environment, the Middle East business captured strong asset growth from existing and new clients.

In Asia, a particularly interesting market with strong growth, PWM continued to grow its franchise. Equipped with a strong service culture and an unrivalled product range, Deutsche Bank is well positioned to meet the growing demands of wealthy clients in this region.

Private & Business Clients

In 2003, we combined our business with private and business clients throughout Europe in the **Private & Business Clients** Corporate Division (PBC). We now offer our services and products in seven European countries – including our core markets Germany, Spain and Italy – under the Deutsche Bank brand and uniform management.

Private & Business Clients: customer dialogue
Total of 125 million customer contacts in 2003


Personal
40 %
Online
40 %
Phone
20 %

In Europe, Deutsche Bank covers a business volume of roughly € 230 billion for more than 13 million customers. We have approximately 50 million personal contacts with clients each year and 25 million contacts by telephone. There are also a further 50 million contacts through our online channels. Some 1,200 mobile financial advisors also visit customers at home if they wish.

At the core of our business model is the provision of a holistic advisory and coverage service from one source to eight attractive customer groups. Our tailored financial solutions are aligned exactly with the client's life phase at any given time.

To penetrate the market, we need strong distribution units. In 2003, therefore, we modernized our entire branch network consisting of some 1,300 Investment & Finance Centers, of which 770 are in Germany. We offer the full range of products and services at all locations through new integrated teams that share responsibility for all client segments. With this structure, we can also increase the number of products sold per customer.

To free our sales force of administrative work and to raise their efficiency, we streamlined the central service units and also simplified internal procedures and processes.

Bank customers of today want qualified and comprehensive advice. To meet this need, we developed "db Financial and Asset Planning". This innovative advisory program allows a clearly structured financial analysis tailored to the customer's situation, from which a financial plan can be subsequently derived, taking account of private and business aspects alike.

In the reporting year, we implemented strategic partnerships with seven leading international asset managers, enabling us to offer our customers a broader and at the same time high quality investment fund offering in conjunction with advisory.

At 850 sites in Germany we have installed a more advanced generation of self-service terminals with optical character recognition functions, making it much easier for our customers to settle their day-to-day payments business. This also applies to the combined cash deposit and withdrawal machines already available at some sites.

We successfully completed our strategic realignment of the Private & Business Clients Corporate Division in 2003. We improved our range of products and reduced our costs. At the same time, we laid the foundations for future growth. We are confident that we can continue to increase revenues and profits in PBC.

Private & Business Clients: regional break-down of customers
Total of 13 million customers at year's end 2003


Spain
5 %
Other
1 %
Germany
65 %
Italy
29 %



Fresh Ideas. AmeriCredit has long relied on Deutsche Bank's expertise in developing creative solutions for our funding needs. Their in-depth understanding of our business enables them to develop innovative ideas well structured for the dynamic capital markets.
Dan Berce, President of AmeriCredit, Fort Worth

Corporate Investments

Continued reduction of financial investments

The Corporate Investments Group Division encompasses our portfolio of industrial holdings (DB Investor), investments in private equity, which include direct investments in private equity and fund and venture capital investments, as well as other corporate investments including real estate owned by the bank. At the end of 2003, the total Group-external assets of Corporate Investments amounted to € 18.2 billion. Of that figure, € 9.9 billion relate to DB Investor, € 2.2 billion to private equity and € 6.1 billion to other corporate investments such as those in Eurohypo AG and Atradius B.V.

Focus on core businesses

Following our decision in 2002 to focus on core activities and scale down our principal exposure to non-strategic financial holdings, we continued to pursue this course consistently in 2003. For example, we divested a substantial part of our private equity portfolio in a management buyout. We further reduced our private equity portfolio through the sale of direct investments and securitized selected fund investments. We also decreased our shareholdings in listed companies and disposed of a number of office and bank buildings in Europe, most of which were used by the bank itself.

Industrial holdings reduced

In DB Investor we hold and manage Deutsche Bank Group's listed **industrial holdings**. We continued the managed wind-down of this portfolio, too, in 2003, selling all of our shares in mg technologies AG and HeidelbergCement AG and reducing our holding in Allianz AG from 3.2% to

Income before income taxes 2003
In 2003, Corporate Investments continued the strategy of winding down investments not needed for our core business. Net revenues in the reporting year included charges arising from other-than-temporary impairments of equity investments, from the divestment of business activities, from the sale of buildings and from the full write-off of our shareholding in Gerling Group. At the same time, in contrast to the previous year, there were hardly any gains from the sale of industrial holdings. The reduction of noninterest expenses by € 0.5 billion to € 0.8 billion enabled us to limit the net loss in Corporate Investments to € 1.7 billion.

Corporate Investments[1]

in € m.	2003	2002
Net revenues	(916)	3,000
Total provision for credit losses	35	144
Noninterest expenses	763	1,293
Income before income taxes	**(1,714)**	**1,563**
Return on equity in %	(33)	24
BIS risk positions	13,019	19,219
Assets	18,987	26,536

[1] For notes and other detailed information, see Financial Report 2003 (Management Report).

Development of industrial holdings
Cost base in € bn. at year's end


6.1
5.1
4.6
6
4
2
0
01
02
03

Development of private equity investments
Assets in € bn. at year's end


■ direct
▨ indirect
5.8
4.9
2.0
1.8
1.1 1.1
6
4
2
0
01
02
03

2.5% and in Deutz AG from 25.9% to 10.5%. The largest three remaining industrial holdings by market value at the end of 2003 were our equity interests of 11.8% in DaimlerChrysler AG, 2.5% in Allianz AG and 10.0% in Linde AG.

We continued to reduce our investments in **private equity** in 2003. In February, the former management of DB Capital Partners acquired a large part of our late-stage private equity for € 1.5 billion. We retained a 20% share in the portfolio. In Germany, we sold our holdings in Tele Columbus GmbH and in Tele Columbus Ost GmbH (formerly SMATcom GmbH) to BC Partners at the beginning of the third quarter. We also separated from other smaller private equity investments.

In the U.S.A., we sold private equity fund investments for some € 350 million in the course of the reporting year. There, too, in August 2003, we securitized funds in a volume of roughly € 400 million, reducing the book value of our private equity exposure by € 110 million. Finally, in the fourth quarter we divested two more venture capital portfolios with their investment focus in the U.S.A.

In Australia, we transferred the third party private equity business to our Asset and Wealth Management Corporate Division at the beginning of 2003.

At the end of 2003, our private equity portfolio largely comprised Morgan Grenfell Private Equity funds, other fund investments and residual investments in venture capital and late-stage private equity. We shall continue to work on reducing these investments.

We also substantially reduced our **other corporate investments** in the reporting year.

In August 2003, we finalized the divestment of our holding in the Gerling insurance group. In this connection, we took a 38.4% stake in Atradius B.V., a global credit insurer (formerly Gerling NCM). The main shareholder in Atradius B.V. is Swiss Re.

In the second half of 2003, we sold our 2.1% share in SES Global, a Luxembourg-based satellite operator and divested our entire 9.3% stake in the Greek EFG Eurobank Ergasias.

Corporate Center

Cross-divisional management instrument of the Board of Managing Directors

The Corporate Center supports the Group Board in the fulfilment of its management responsibility. The tasks range from the the preparation, management and control of key Group functions to the optimization of important resources and to communication with staff, media and shareholders.

Risk control and risk management. The Controlling staff unit, globally integrated into the Corporate Divisions, but independent of them, is primarily responsible for the correctness and transparence of our financial figures. Correct and early data are the indispensable basis for the decisions of management and for the valuation of our share on the stock market. Heavier demands were caused in 2003 in particular by the Sarbanes-Oxley Act, new accounting regulations and the deconsolidation of non-core activities.

Transparent figures

The Tax unit has functional responsibility worldwide for our tax positions and for the fulfilment of our tax obligations. It advises the Corporate Divisions on tax issues relating to structures, products and transactions. Global Risk Management oversees and manages Deutsche Bank's credit, market and operational risks; it did excellent work in the unstable economic environment of 2003.

Optimization of resources. In a phase of rapid organizational change, human resources policy has great importance. With its modern staff selection and staff development methods as well as the stronger orientation of management philosophy towards team spirit, it contributes to the evolution of a shared "one bank culture" in our company.

The Treasury unit has functional responsibility for the optimal management of capital, balance sheet and liquidity. It also coordinates their allocation to the Corporate Divisions and is responsible for ensuring that regulatory capital requirements are fulfilled throughout the Group. With our core capital ratio of 10.0%, we are well above the industry average.

One of the cornerstones of our corporate strategy is the development of the "Deutsche Bank" brand. It is one of the the best-known financial brands in Europe with a clear profile among corporate and private clients. Our name stands in particular for professionalism and market leadership.

Communications. The transformation of the bank also made significantly higher demands on Communications in 2003. To meet these requirements more effectively, we combined communications with staff and media in one unit. There was again closer coordination with our staff unit Investor Relations, which is responsible for providing information to shareholders, analysts and rating agencies.

Share buyback programs
Quarterly buyback volume
in millions of Deutsche Bank shares


1st program
2nd program
22.9
15.2
24.1
5.9
11.2
25
20
15
10
5
0
3Q
4Q
1Q
2Q
3Q
4Q
2002
2003



Performance. We want to create an environment in which our staff can grow professionally and demonstrate their passion to perform.
Peggy Lau, Head of Human Resources, North Asia, Deutsche Bank, Hong Kong

Creating conditions for long-term success

Focus on core business leads to reduction in workforce

Preparation for the future

Staff adjustments to safeguard the future. The systematic continuation of strategic initiatives launched in 2002 influenced HR activities in the reporting year. To create the foundations for future growth, we had to adjust our personnel capacities: the number of staff (on a full-time equivalent basis) working in the Group fell during 2003 by 9,760 to 67,682.

Roughly one half of the reduction came from the sale or outsourcing of corporate activities. This caused a net decrease of 5,206 in the number of staff. Of this figure, 2,892 related to the disposal of parts of our securities services business and 821 to the outsourcing of the Continental European IT centres. The remaining staff adjustments resulted from restructurings completed in 2003.

Structural balance. In 2003, we again implemented the unavoidable staff reduction in as socially acceptable a way as possible and took care not to impair the structure of our workforce. The adjustments affected staff from all hierarchical levels, all age groups and both genders in roughly equal measure. Female employees, for example, made up roughly 45% of total staff at year's end, the same as one year before. The age structure continues to show a well-balanced distribution with staff aged between 25 and 44 again forming the largest group. The average age of all our staff was 37.6 years, almost the same as one year before.

Staff numbers
In thousands at year's end*



87.7
89.8
86.5
77.4
67.7
90
80
70
60
50
40
30
99
00
01
02
03

* Full-time equivalent

Our international competitiveness will only be sustainable in the long term with employees managed according to modern standards and with clear objectives. Their individual contribution to the bank's overall success must be rewarded – with attractive compensation systems and a working environment that promotes development and encourages staff to take on personal responsibility.

Modern and uniform leadership. During the year under review we began to introduce and implement enhanced leadership standards. They define responsibilities and outcomes against which managers throughout the company are individually assessed. They place leadership at the centre of corporate success and address aspects that are critical for future success in a competitive market. On the one hand, leadership encompasses the acceptance of responsibility for financial success, the underlying business model and a stringent operating platform. On the other hand,

Staff

	2003
Employee Commitment Index	67
Employees leaving the bank for a new job	3.8 %
Advanced training (expenses per employee in €)	1,298
Apprenticeship programs (expenses in € million)	50

Comprehensive leadership concept

it also includes measures aimed at strengthening and supporting corporate culture and values. Leadership ultimately means taking responsibility for motivating and developing people – individually and in teams. This comprehensive approach goes well beyond the traditional notion of leadership, but is crucial for sustained corporate success.

Regional deployment of our staff
Total of 67,682* at year's end 2003



Germany
44 %
Europe
(excluding
Germany)
29 %
North
America
17 %
South America
1 %
Asia/Pacific
9 %

* Full-time equivalent

Finding and developing talent. Managing talent means identifying and developing staff with outstanding performance and strong potential. Retaining these talents in our organization is a decisive factor for our competitiveness. We have therefore implemented throughout the bank talent development processes which are closely aligned with the assessment of capabilities and performance on the basis of uniform criteria. We begin this process at a very early stage with our junior staff. But we also have a cross-divisional pool of senior talents who can be deployed throughout the Group without much delay, especially in senior management positions.

Transparent and comparable. We continued to enhance our compensation system with a view to improving its attractiveness, transparency and comparability. At the same time we organized our range of voluntary benefits in a more efficient way. A major step in this direction in 2003 was the successful introduction of new electronic and cost-effective tools. "HR Online", for example, is an intranet application giving employees direct access to their own personal data, e.g. on compensation. It also assists managers with administrative activities relating to their personnel responsibility. By now, roughly 65,500 employees in 41 countries are linked to the system. "HRdirect" is our global service hotline providing all staff throughout the world with answers to standard questions on HR issues. The replies are given by call centers in Berlin, London, New York and Bangalore. A shared knowledge database ensures that employees and pensioners receive qualified responses all over the world.

Modern defined-contribution plan

In 2003, we fundamentally changed our company retirement pension scheme in Germany. We converted the pension arrangements that were still based on old pension plans dependent on final salary into a modern defined-contribution plan. About 23,000 members of staff throughout the bank's German organization received individual offers for transition to the new defined-contribution scheme. These offers, which were beneficial to both sides, were accepted by roughly 94% of staff concerned. We thus made our company pensions more transparent and the resulting burden more calculable for Deutsche Bank.

The target bonus system introduced in Germany in 1997 for non-tariff staff was replaced in the reporting year by a system that matches international standards. It is based on bonus pools established globally for each Corporate Division according to the results in each financial year and allocated to individual divisions and regions according to clearly defined criteria. The decisive factors for the determination of individual bonuses by managers are the achievement of individual objectives, personal performance compared to the previous year, the individual's contribution to the team's results and the bonus levels for comparable positions in the market. The new model increases the transparence of bonus determination both for members of staff and for Deutsche Bank. In addition it improves comparability across national borders, especially with our international competitors.

Diversity as competitive advantage. The great diversity – including cultural diversity – of the people who work in our global company is an important competitive advantage. Our task is to build on it. We therefore regard diversity as a key issue. In the reporting year we focused on raising awareness of its importance for each Business Division and agreed specific diversity targets. We clearly intended to promote diversity with other initiatives as well. These include the agreement with our German staff representations on "Fairness at the Workplace", which implements the global Code of Conduct for staff in Germany, and the hosting of events on this subject by our organization. Two examples in the reporting year were "Women in European Business" in Frankfurt and London and "Women on Wall Street" in New York.

Building on diversity

Length of service of our staff
Total of 73,179* at year's end 2003


Less than 5 years
39%
5 to 14 years
35%
More than 14 years
26%

* Headcount



Partnership. The Guggenheim applauds Deutsche Bank and its support for our global partnership in the area of arts and for the unique art space in Berlin. Deutsche Guggenheim is a cornerstone of our global network and represents a place for *creativity, innovation, global understanding, cultural exchange and diversity.*
Thomas Krens, Director, Solomon R. Guggenheim Foundation, New York

Thomas Krens in front of the Ernst Ludwig Kirchner Museum, Davos

Commitment to society

Sustainability and reliability – even in difficult times

Social responsibility is proven by constant commitment to society and culture even when times are difficult. In 2003, Deutsche Bank remained an active corporate citizen on an international level; together with our eight foundations and charitable institutions, we contributed a volume of € 67.4 million worldwide (including sponsoring of cultural activities and community development projects). In Asia, Deutsche Bank expanded its commitment to the region by establishing a new foundation.

Commitment in Asia expanded

In 2003, to reduce administrative expenses and to streamline our organization, we strategically consolidated our global activities in community development, education, art and music into the unit Corporate Cultural Affairs (CCA). In its role as corporate citizen, Deutsche Bank is also dedicated to cultivating cultural diversity, to facilitating sustainable solutions to social problems, to supporting young people in their development, and to working out answers to today's socio-political issues through international dialogue. We prove our commitment not only by means of financial assistance, but also with our expertise, our own projects and through the voluntary initiatives of our staff members.

Global spending by region
Total of € 67 m.* in 2003


Germany
48%
North and South America
33%
UK
11%
Other regions
8%

* Including sponsorships for culture and society

Community Development. The Deutsche Bank Microcredit Development Fund (DBMDF), established in 1997, is an exemplary combination of social commitment and professional expertise. In 2003, approximately 600,000 microcredits with a total volume of U.S.$ 42.7 million were generated from the Fund's assets. Additionally, as part of the initiative "A Future for Children", launched in Germany in 2003, Deutsche Bank will provide support to projects and programs coordinated by "SOS Children's Village". One of the first projects to emerge from this cooperative effort is the construction of an SOS children's and family center in Berlin's Moabit district.

Education. In 2003, Deutsche Bank, through its partnerships with many renowned cultural institutions, supported a total of four educational projects in London, in which over 400 Deutsche Bank staff members actively participated at 30 schools in socially disadvantaged city neighborhoods. As part of the "Deutsche Bank Schools Enterprise Initiative" (SEI), we contributed more than GBP 1 million for extracurricular lessons to prepare youth for professional life, as well as for supplementary educational projects for schoolchildren.

Commitment to society

in € m.	2003
Spending by Deutsche Bank	
– for donations	34.8
– for sponsoring[1]	25.6
Spending by endowed foundations of Deutsche Bank	7.0

[1] Only for culture and society

0000269

Patronage and support

Art. With its collection of approximately 50,000 works of art, Deutsche Bank has been an active patron – by purchasing works of relatively unknown artists – and intermediary – by supporting exhibitions worldwide – for more than 20 years. In São Paulo alone, 44,000 visitors came to see our exhibition "The Return of the Giants" last year. Our Cultural Foundation, Deutsche Bank Polska S.A. and the Zachęta National Gallery of Art initiated and organized a contemporary art competition to recognize and support talented young Polish artists.

Music. In 2003, Deutsche Bank continued its partnership with the Berlin Philharmonic Orchestra – a partnership now in existence since 1990. As exclusive private sponsor, we support not only the Orchestra and its concert tours in Germany and abroad, but we also provide assistance to talented young musicians in the Orchestra Academy. Furthermore, we are committed to Zukunft@BPhil: a school project in which orchestra musicians introduce children from different social backgrounds to classical music – also helping to foster the audiences of tomorrow.

Sustainability rating
Financial services companies
Index ceiling = 100


Deutsche Bank
Global average
58
51
58
32
66
48
61
48
60
50
40
30
20
Eco-nomic criteria
Environ-mental criteria
Social criteria
Total

Source: SAM Research Inc., November 2003

Employee commitment. We encourage the volunteering efforts of our employees and are particularly proud of the level of our staff's commitment in South America and London. In Argentina, for example, almost the entire staff participated in "Initiative plus", Deutsche Bank's international flagship volunteering program in 2003. In Greater London, our staff members were involved almost four thousand times in eleven volunteering initiatives and were again presented with a prestigious "Dragon Award" by the Lord Mayor of London.

Sustainability is an important leitmotif in our business policy decisions. In 2003, the Deutsche Bank share was listed in the Dow Jones Sustainability Index (DJSI) for the fourth consecutive time. Since 1999, we have had a cross-divisional environmental management system with ISO 14001 certification, which was reconfirmed again in 2003. On an international level, as member of the United Nations Environment Programme (UNEP), we actively pursue measures to integrate sustainability aspects into all decisions in the financial sector on a global level.

Deutsche Bank Asia Foundation. It is also important to us to create a sustainable base for our commitment to society in Asia; therefore, we founded the Deutsche Bank Asia Foundation in December 2003. Over the next five years, the Foundation will provide some € 5 million, primarily for educational projects. Its first initiative assists programs in Thailand for the academic and vocational training of orphans who have lost their parents to AIDS.

For a comprehensive review of our social and cultural activities in 2003, our Corporate Social Responsibility Report 2003 can be ordered from Deutsche Bank (see page 72) and is available in the Internet at www.deutsche-bank.com/cca/en.

Performance. As an athlete I know how important motivation, endurance and passion are to success. This applies to everything we do, but most certainly in competitive sports. Deutsche Bank gives me the support and freedom I need to prepare in the best possible way for the competitions ahead.
Kathrin Boron, Deutsche Bank Privat- und Geschäftskunden AG, Potsdam, three-time Olympic rowing champion



Statement of Income

Deutsche Bank Group

Income Statement

in € m.	2003	2002	2001
Interest revenues	27,583	35,781	53,639
Interest expense	21,736	28,595	45,019
Net interest revenues	**5,847**	**7,186**	**8,620**
Provision for loan losses	1,113	2,091	1,024
Net interest revenues after provision for loan losses	**4,734**	**5,095**	**7,596**
Commissions and fees from fiduciary activities	3,273	3,926	3,537
Commissions, broker's fees, markups on securities underwriting and other securities activities	3,564	4,319	4,557
Fees for other customer services	2,495	2,589	2,633
Insurance premiums	112	744	2,717
Trading revenues, net	5,611	4,024	6,031
Net gains on securities available for sale	20	3,523	1,516
Net loss from equity method investments	(422)	(887)	(365)
Other revenues	768	1,123	295
Total noninterest revenues	**15,421**	**19,361**	**20,921**
Compensation and benefits	10,495	11,358	13,360
Net occupancy expense of premises	1,251	1,291	1,334
Furniture and equipment	193	230	357
IT costs	1,913	2,188	2,343
Agency and other professional service fees	724	761	1,080
Communication and data services	626	792	891
Policyholder benefits and claims	110	759	3,002
Other expenses	2,002	2,883	3,182
Goodwill impairment/amortization	114	62	871
Restructuring activities	(29)	583	294
Total noninterest expenses	**17,399**	**20,907**	**26,714**
Income before income tax expense and cumulative effect of accounting changes	**2,756**	**3,549**	**1,803**
Income tax expense	1,327	372	434
Reversal of 1999/2000 credits for tax rate changes	215	2,817	995
Income before cumulative effect of accounting changes, net of tax	**1,214**	**360**	**374**
Cumulative effect of accounting changes, net of tax	151	37	(207)
Net income	**1,365**	**397**	**167**

Earnings per Share Figures

in €	2003	2002	2001
Earnings per common share			
Basic			
Income before cumulative effect of accounting changes, net of tax	2.17	0.58	0.60
Cumulative effect of accounting changes, net of tax	0.27	0.06	(0.33)
Net income	**2.44**	**0.64**	**0.27**
Diluted			
Income before cumulative effect of accounting changes, net of tax	2.06	0.57	0.60
Cumulative effect of accounting changes, net of tax	0.25	0.06	(0.33)
Net income	**2.31**	**0.63**	**0.27**
Cash dividends declared per common share	**1.30**	**1.30**	**1.30**

Statement of Comprehensive Income

Deutsche Bank Group

Statement of Comprehensive Income

in € m.	2003	2002	2001
Net income	**1,365**	**397**	**167**
Reversal of 1999/2000 credits for tax rate changes	215	2,817	995
Unrealized gains (losses) on securities available for sale			
Unrealized net gains (losses) arising during the year, net of tax and other[1]	1,619	(5,596)	(2,496)
Net reclassification adjustment for realized net (gains) losses, net of applicable tax and other[2]	162	(3,527)	(1,423)
Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax[3]	(4)	2	(1)
Minimum pension liability, net of tax[4]	8	(8)	–
Unrealized net gains (losses) arising during the year, net of tax[5]	(936)	(1,602)	85
Net reclassification adjustment for realized net gains, net of tax[6]	(54)	–	–
Total other comprehensive income (loss)	**1,010**	**(7,914)**	**(2,840)**
Comprehensive income (loss)	**2,375**	**(7,517)**	**(2,673)**

[1] Amounts are net of income tax expense (benefit) of € 38 million, € (69) million and € (105) million for the years ended December 31, 2003, 2002 and 2001, respectively, and adjustments to insurance policyholder liabilities and deferred acquisition costs of € 4 million, € (230) million and € (610) million for the years ended December 31, 2003, 2002 and 2001, respectively.

[2] Amounts are net of applicable income tax expense of € 41 million, € 15 million and € 144 million for the years ended December 31, 2003, 2002 and 2001, respectively, and adjustments to insurance policyholder liabilities and deferred acquisition costs of € (10) million, € 110 million and € (44) million for the years ended December 31, 2003, 2002 and 2001, respectively.

[3] The amount is net of an income tax benefit for the years ended December 31, 2003 and 2001 and income tax expense for the year ended December 2002.

[4] Amount is net of income tax expense of € 3 million for the year ended December 31, 2003 and an income tax benefit of € 3 million for the year ended December 31, 2002.

[5] Amounts are net of an income tax expense (benefit) of € 70 million, € 26 million and € (41) million for the years ended December 31, 2003, 2002 and 2001, respectively.

[6] Amount is net of an income tax benefit of € 5 million for the year ended December 31, 2003.

Balance Sheet

Deutsche Bank Group

Assets

in € m.	Dec 31, 2003	Dec 31, 2002
Cash and due from banks	6,636	8,979
Interest-earning deposits with banks	14,649	25,691
Central bank funds sold and securities purchased under resale agreements	112,419	117,689
Securities borrowed	72,796	37,569
Trading assets of which € 107 billion and € 70 billion were pledged to creditors and can be sold or repledged at December 31, 2003 and 2002, respectively	345,371	294,679
Securities available for sale of which € 404 million and € 736 million were pledged to creditors and can be sold or repledged at December 31, 2003 and 2002, respectively	24,631	21,619
Other investments	8,570	10,768
Loans, net	144,946	167,303
Premises and equipment, net	5,786	8,883
Goodwill	6,735	8,372
Other intangible assets, net	1,122	1,411
Other assets related to insurance business	8,249	7,797
Due from customers on acceptances	60	99
Accrued interest receivable	3,612	4,208
Pending securities transactions past settlement date	11,082	5,524
Other assets	36,950	37,764
Total assets	**803,614**	**758,355**

Liabilities and Shareholders' Equity

in € m.	Dec 31, 2003	Dec 31, 2002
Deposits	306,154	327,625
Trading liabilities	153,234	131,212
Central bank funds purchased and securities sold under repurchase agreements	102,433	90,709
Securities loaned	14,817	8,790
Other short-term borrowings	22,290	11,573
Acceptances outstanding	60	99
Insurance policy claims and reserves	9,071	8,557
Accrued interest payable	3,793	4,668
Pending securities transactions past settlement date	10,390	4,611
Other liabilities	53,380	33,084
Long-term debt	97,480	104,055
Trust preferred securities	–	3,103
Obligation to purchase common shares	2,310	278
Total liabilities	**775,412**	**728,364**
Common shares, no par value, nominal value of € 2.56[1]	1,490	1,592
Additional paid-in capital	11,147	11,199
Retained earnings	20,486	22,087
Common shares in treasury, at cost[2]	(971)	(1,960)
Equity classified as obligation to purchase common shares	(2,310)	(278)
Share awards	954	955
Accumulated other comprehensive income (loss)		
Deferred tax on unrealized net gains on securities available for sale relating to 1999 and 2000 tax rate changes in Germany	(2,828)	(3,043)
Unrealized net gains on securities available for sale, net of applicable tax and other	1,937	156
Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax	(3)	1
Minimum pension liability, net of tax	0	(8)
Foreign currency translation, net of tax	(1,700)	(710)
Total accumulated other comprehensive income (loss)	(2,594)	(3,604)
Total shareholders' equity	**28,202**	**29,991**
Total liabilities and shareholders' equity	**803,614**	**758,355**

Commitments and contingent liabilities (Notes [11], [31] and [34] of our Financial Report 2003).
[1] Issued: 2003: 581.9 million shares; 2002: 621.9 million shares.
[2] 2003: 16.8 million shares; 2002: 36.4 million shares.

Statement of Changes in Shareholders' Equity

Deutsche Bank Group

Statement of Changes in Shareholders' Equity

in € m.	2003	2002	2001
Common shares			
Balance, beginning of year	1,592	1,591	1,578
Common shares distributed under employee benefit plans	–	1	13
Retirement of common shares	(102)	–	–
Balance, end of year	1,490	1,592	1,591
Additional paid-in capital			
Balance, beginning of year	11,199	11,253	10,876
Common shares distributed under employee benefit plans	–	21	462
Net losses on treasury shares sold	(36)	(129)	(85)
Other	(16)	54	–
Balance, end of year	11,147	11,199	11,253
Retained earnings			
Balance, beginning of year	22,087	22,619	23,331
Net income	1,365	397	167
Cash dividends declared and paid	(756)	(800)	(801)
Net losses on treasury shares sold	(386)	–	–
Retirement of common shares	(1,801)	–	–
Other	(23)	(129)	(78)
Balance, end of year	20,486	22,087	22,619
Common shares in treasury, at cost			
Balance, beginning of year	(1,960)	(479)	(119)
Purchases of shares	(25,464)	(30,755)	(37,032)
Sale of shares	23,903	28,441	36,090
Retirement of shares	1,903	–	–
Treasury shares distributed under employee benefit plans	647	833	582
Balance, end of year	(971)	(1,960)	(479)
Equity classified as obligation to purchase common shares			
Balance, beginning of year	(278)	–	–
Additions	(2,911)	(330)	–
Deductions	879	52	–
Balance, end of year	(2,310)	(278)	–
Share awards – common shares issuable			
Balance, beginning of year	1,955	1,666	1,883
Deferred share awards granted, net	888	1,098	487
Deferred shares distributed	(647)	(809)	(704)
Balance, end of year	2,196	1,955	1,666
Share awards – deferred compensation			
Balance, beginning of year	(1,000)	(767)	(1,016)
Deferred share awards granted, net	(888)	(1,098)	(487)
Amortization of deferred compensation, net	646	865	736
Balance, end of year	(1,242)	(1,000)	(767)
Accumulated other comprehensive income (loss)			
Balance, beginning of year	(3,604)	4,310	7,150
Reversal of 1999/2000 credits for tax rate changes	215	2,817	995
Change in unrealized net gains on securities available for sale, net of applicable tax and other	1,781	(9,123)	(3,919)
Change in unrealized net gains/losses on derivatives hedging variability of cash flows, net of tax	(4)	2	(1)
Change in minimum pension liability, net of tax	8	(8)	–
Foreign currency translation, net of tax	(990)	(1,602)	85
Balance, end of year	(2,594)	(3,604)	4,310
Total shareholders' equity, end of year	**28,202**	**29,991**	**40,193**

Cash Flow Statement

Deutsche Bank Group

Cash Flow Statement

in € m.	2003	2002	2001
Net income	**1,365**	**397**	**167**
Adjustments to reconcile net income to net cash used in operating activities			
Provision for loan losses	1,113	2,091	1,024
Restructuring activities	(29)	583	294
Gain on sale of securities available for sale, other investments, loans and other	(201)	(4,928)	(2,806)
Deferred income taxes, net	269	2,480	(159)
Impairment, depreciation and other amortization and accretion	3,072	2,845	4,886
Cumulative effect of accounting changes, net of tax	(151)	(37)	207
Share of net loss (income) from equity method investments	(42)	753	278
Net change in			
Trading assets	(37,624)	(4,071)	(1,263)
Other assets	(7,452)	8,627	(9,670)
Trading liabilities	22,719	11,412	(3,022)
Other liabilities	8,095	(20,639)	(4,559)
Other, net	47	(296)	1,412
Net cash used in operating activities	**(8,819)**	**(783)**	**(13,211)**
Net change in			
Interest-earning deposits with banks	11,305	7,800	9,232
Central bank funds sold and securities purchased under resale agreements	5,378	(14,004)	(47,959)
Securities borrowed	(35,226)	2,749	33,138
Loans	12,789	9,634	5,802
Proceeds from			
Sale of securities available for sale	13,620	25,835	41,128
Maturities of securities available for sale	7,511	7,731	2,746
Sale of other investments	2,068	5,089	7,096
Sale of loans	16,703	9,508	16,185
Sale of premises and equipment	2,628	717	1,015
Purchase of			
Securities available for sale	(19,942)	(22,464)	(34,289)
Other investments	(2,141)	(4,474)	(7,976)
Loans	(9,030)	(2,364)	(8,903)
Premises and equipment	991	(1,696)	(3,689)
Net cash received (paid) for business combinations/divestitures	2,469	(1,110)	924
Other, net	327	687	958
Net cash provided by investing activities	**7,468**	**23,638**	**15,408**
Net change in			
Deposits	(21,423)	(41,278)	22,548
Securities loaned and central bank funds purchased and securities sold under repurchase agreements	17,751	7,603	(16,096)
Other short-term borrowings	(4,303)	274	(15,151)
Issuances of long-term debt and trust preferred securities	43,191	40,245	32,958
Repayments and extinguishments of long-term debt and trust preferred securities	(32,366)	(27,201)	(22,884)
Issuances of common shares	–	73	320
Purchases of treasury shares	(25,464)	(30,755)	(37,032)
Sale of treasury shares	23,389	28,665	36,024
Cash dividends paid	(756)	(800)	(801)
Other, net	(37)	(455)	(522)
Net cash used in financing activities	**(18)**	**(23,629)**	**(636)**
Net effect of exchange rate changes on cash and due from banks	(974)	(635)	325
Net increase (decrease) in cash and due from banks	(2,343)	(1,409)	1,886
Cash and due from banks, beginning of the year	8,979	10,388	8,502
Cash and due from banks, end of the year	6,636	8,979	10,388
Interest paid	22,612	31,349	48,099
Income taxes paid, net	911	408	1,251
Noncash investing activities			
Transfer from available for sale securities to trading assets	–	–	22,101
Transfer from trading assets to available for sale securities	–	–	14,938

Statement by the Board of Managing Directors

The Board of Managing Directors of Deutsche Bank AG is responsible for the Consolidated Financial Statements. They have been prepared in accordance with accounting principles generally accepted in the United States of America and thus fulfil the conditions of § 292a German Commercial Code for exemption from preparation of consolidated financial statements in accordance with German commercial law. In addition, the disclosure requirements of the European Union are satisfied.

The responsibility for correct accounting requires an efficient internal management and control system and a functioning audit apparatus. Deutsche Bank's internal control system is based on written communication of policies and procedures governing structural and procedural organization, enlarged risk controlling for default and market risks as well as the segregation of duties. It covers all business transactions, assets and records. Deutsche Bank's audit is carried out in accordance with the extensive audit plans covering all divisions of the Group and also including compliance with the organizational terms of reference.

KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft audited the Consolidated Financial Statements in accordance with German auditing regulations, and in supplementary compliance with auditing standards generally accepted in the United States of America and issued an unqualified opinion. KPMG Deutsche Treuhand-Gesellschaft and the Audit Department of Deutsche Bank had free access to all documents needed in the course of their audits for an evaluation of the Consolidated Financial Statements and for an assessment of the appropriateness of the internal control system.

Frankfurt am Main, March 2, 2004
Deutsche Bank AG

Josef Ackermann
Clemens Börsig

Tessen von Heydebreck
Hermann-Josef Lamberti

Report of the Supervisory Board



Dr. Rolf-E. Breuer
Chairman of the Supervisory Board

At the five meetings of the Supervisory Board last year, we were comprehensively informed of the development of the bank's business and strategy as well as of current events and transactions of fundamental importance. We advised the Board of Managing Directors and monitored the management of business. The Board of Managing Directors informed us regularly, without delay and comprehensively, and presented all matters that required the Supervisory Board's decision. Between the meetings, the Board of Managing Directors kept us informed in writing on important operations. Furthermore, members of the Group Executive Committee reported on the developments in their business divisions at the meetings of the Supervisory Board.

The Board of Managing Directors regularly reported on business policies and other fundamental issues relating to management, corporate planning, strategy, the bank's financial development and earnings situation, the bank's risk management as well as transactions that were of significant importance to the bank. Current topics and decisions were also dealt with individually in regular discussions between the Spokesman of the Board of Managing Directors and the Chairman of the Supervisory Board. Furthermore, we have received regular reports on the trial proceedings in the Mannesmann case and on the status of the proceedings of Dr. Kirch against the bank and Dr. Breuer.

Following phase one of the bank's realignment through the successful implementation of its four strategic initiatives (focus on current earnings, focus on core businesses, improvement of capital and balance sheet management, optimization of PCAM Group Division), extensive discussions were held, in particular, on revenues growth by establishing the bank as a globally leading brand name, improving CIB's leading position, securing PCAM's profitable growth and maintaining our strategy of strict cost, capital and risk discipline. All efforts are aimed at the target of increasing the bank's operating revenues. Problem loans and provisions for credit losses were and will be reduced further.

Meetings of the Supervisory Board. At the first meeting of the year on February 6, 2003, we discussed the development of business in 2002, the key figures of the Annual Financial Statements for 2002 and the plan for the years 2003 to 2005. In addition, we discussed the human resources report, and the sale of a portion of the bank's private equity portfolio was discussed and approved.

At the following meeting on March 21, 2003, we approved the Annual Financial Statements for 2002, which were thus established. Furthermore, discussions were held on the corporate governance report and the compliance report, the resolution proposals for the agenda of the General Meeting 2003 were approved, and we discussed the Group's risk management.

At the constitutive meeting of the Supervisory Board directly following the General Meeting on June 10, 2003, Dr. Breuer was reelected Chairman and Ms. Förster Deputy Chairperson of the Supervisory Board. Dr. Breuer thus also became Chairman of the Chairman's Committee, the Credit and Market Risk Committee and the Mediation Committee as well as member of the Audit Committee. As a result of this election, Ms. Förster became member of the Chairman's Committee, Audit Committee and Mediation Committee. Furthermore, Dr. Cartellieri and Mr. Kaufmann were elected members of the Chairman's Committee, Dr. Cartellieri and Dr. Baumann members of the Credit and Market Risk Committee, and Sir Peter Job and Mr. Hartmann substitute members of the Credit and Market Risk Committee. Also at this meeting, Dr. Baumann was elected Chairman and Dr. Cartellieri, Ms. Horn and Mr. Hunk were elected members of the Audit Committee.

On July 30, 2003, we arranged to receive information on the development of business in the first half of 2003. The Board of Managing Directors also informed us about the strategic realignment of the bank and the pending sale of a portfolio of approximately 50 Deutsche Bank properties in Germany and Europe, which was approved by the Supervisory Board in September through written circulation procedure. The member of the Group Executive Committee responsible for the Asset Management Business Division, Tom Hughes, reported on the current developments in his business division.

At the Supervisory Board's last meeting of the year on October 29, 2003, the development of business in the first nine months was discussed. Furthermore, we extended the appointment of Mr. Lamberti as member of the Board of Managing Directors for another five years until September 30, 2009. The member of the Group Executive Committee responsible for the Private & Business Clients Corporate Division, Rainer Neske, reported on the current developments in his corporate division. In addition, the bank's human resources report on staff development and succession planning was discussed as and the resolution was taken to increase the bank's share capital as required in connection with the issue of staff shares and option rights. Reports were also given on the pending legal disputes in connection with the General Meeting. Afterwards, a meeting took place without the Board of Managing Directors.

All members of the Supervisory Board participated in at least half of the Supervisory Board meetings during their period of office in the year 2003.

Corporate Governance. We discussed the implementation of the requirements of the German Corporate Governance Code and the American Sarbanes-Oxley Act at several of the meetings of the Supervisory Board and of the Chairman's Committee and Audit Committee. These discussions led to a series of changes in the Terms of Reference for the Supervisory Board and its committees. In July, consultants commissioned by the Supervisory Board presented the results of their appraisal of the efficiency of the activities of the Supervisory Board, which we discussed at length. As a result, several of the initial recommendations have already been implemented. The Declaration of Conformity pursuant to § 161 of the German Stock Corporation Act, which the Supervisory Board and Board of Managing Directors issued for the first time in October 2002, was adjusted in July 2003 in accordance with the resolutions of the General Meeting concerning Supervisory Board compensation. In October 2003, the declaration was revised and adjusted to the new version of the German Corporate Governance Code issued on May 21, 2003. Since the bank's Corporate Governance Principles matched the recommendations of the German Corporate Governance Code with only one exception relating to the directors and officers' liability insurance policy, a decision was taken to repeal the bank's own set of principles.

Together with the Board of Managing Directors we agreed on a procedure, as required by the Sarbanes-Oxley Act, for the receipt of complaints regarding accounting.

A comprehensive presentation of the bank's corporate governance, including the text of the Declaration of Conformity issued on October 29, 2003, can be found in the Financial Report 2003 on pages 184 to 202 and on our website in the Internet at www.deutsche-bank.com.

The Committees of the Supervisory Board. The Chairman's Committee met four times during the reporting period. At its meetings, the Committee handled not only issues relating to the Board of Managing Directors, but also those concerning the appraisal of the efficiency of the Supervisory Board, the bank's Corporate Governance Principles, succession planning for the Board of Managing Directors and the process of selecting new Supervisory Board members.

At its six meetings, the Credit and Market Risk Committee discussed exposures subject to mandatory approval under German law and the Articles of Association and all major loans and loans entailing increased risks. Where necessary, the Committee gave its approval. Apart from credit, liquidity, country and market risks, the Committee also discussed legal and reputational risks extensively. Furthermore, global industry portfolios were presented according to a specified plan and discussed at length.

The Audit Committee met five times in 2003. Representatives of the bank's auditor also attended its meetings. Subjects covered were the audit and approval of the Annual Financial Statements and Consolidated Financial Statements, the Form 20-F for the SEC in the USA, the quarterly financial statements, relations with the auditor, the proposal for the election of the auditor for the business year 2003, the auditor's remuneration and the audit mandate, including certain focal points for the audit as well as the control of the auditor's independence. As in the year 2002, the Committee extensively discussed the effects of the Sarbanes-Oxley Act on the Audit Committee's working procedures. Between the regularly scheduled meetings, reports on the regulatory requirements, especially on those in New York, were presented by video conference. The Audit Committee had reports submitted to it regularly on the work of Internal Audit as well as on legal and reputational risks and was able to convince itself that the auditor had no conflicts of interest.

Meetings of the Mediation Committee, established pursuant to the regulations of the Co-Determination Act, were not necessary in 2003.

The Supervisory Board received regular reports on the work of its committees.

Conflicts of Interest and their Handling. Dr. Breuer did not participate in approving the resolution by the Chairman's Committee on the compensation of the members of the Board of Managing Directors for the year 2002, as this involved his own proportional compensation for that year.

As a party involved, Dr. Breuer did not participate in the discussion and approval of the resolution by the Chairman's Committee and the Supervisory Board, in accordance with the resolution of the Board of Managing Directors, that the investigative proceedings against members and former members of the Board of Managing Directors and bank's staff members due to allegations of aiding and abetting tax evasion be discontinued in exchange for payment of an association fine and an administrative fine as well as the assumption of the costs of the proceedings.

The Credit and Market Risk Committee dealt with the loan approvals required pursuant to § 15 of the German Banking Act. Supervisory Board members, who were also members of the supervisory board of the borrowing company when the resolutions were taken, did not participate in this.

The Supervisory Board was kept informed regularly on Dr. Kirch's lawsuit against Deutsche Bank and Dr. Breuer and discussed courses of action. The Chairman's Committee resolved, without Dr. Breuer participating in the voting, to approve the resolution of the Board of Managing Directors that the costs of the trial, including those caused by the trial against Dr. Breuer, will be covered by the bank. Furthermore, the Supervisory Board also resolved, without Dr. Breuer participating in the voting, to commission an external attorney to advise the Supervisory Board in all matters of relevance for the Supervisory Board arising from this trial.

Annual Financial Statements. Representatives of the bank's auditor attended the Financial Statements Meetings of the Supervisory Board and commented on questions raised.

KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, the auditor of the Annual Financial Statements elected at last year's General Meeting, has audited the accounting, the Annual Financial Statements for 2003 and the Management Report as well as the Consolidated Financial Statements with Notes, and issued an unqualified opinion. After inspecting the reports of the auditor of the Annual Financial Statements, we agreed with the results of this audit.

Today, we established the Annual Financial Statements prepared by the Board of Managing Directors and agreed to the Consolidated Financial Statements. We agree with the proposal for the appropriation of profits and with the payment of a dividend of € 1.50 per no par value share.

Personnel Issues. There were no personnel changes on the Board of Managing Directors during the reporting period.

The period of office of the members of the Supervisory Board ended with the close of the General Meeting on June 10, 2003. Adolf Kracht and Professor Dr.-Ing. E.h. Berthold Leibinger, representatives of the shareholders, and Gerald Herrmann, Peter Kazmierczak, Klaus Schwedler, Michael Freiherr Truchseß von Wetzhausen and Lothar Wacker, representatives of the employees, left the Supervisory Board. The General Meeting 2003 reelected Dr. rer.oec. Karl-Hermann Baumann, Dr. Rolf-E. Breuer, Dr. Ulrich Cartellieri, Sir Peter Job, Professor Dr. Henning Kagermann, Dr. Michael Otto, Tilman Todenhöfer and Dipl.-Ing. Albrecht Woeste for a period of office of around five years. Ulrich Hartmann and Dipl.-Ing. Dr.-Ing. E.h. Jürgen Weber were elected by the General Meeting as new members of the Supervisory Board, also for a five-year period of office.

Sabine Horn, Margret Mönig-Raane, Klaus Funk and Ulrich Kaufmann were confirmed as representatives of the employees on the Supervisory Board at the meeting of the electoral delegates on May 8, 2003. Henriette Mark, Gabriele Platscher, Karin Ruck, Rolf Hunck and Leo Wunderlich were elected for the first time.

We thank all of the members who left the Supervisory Board for their dedication and constructive assistance to the company and the Board of Managing Directors during the preceding year. We are convinced the new Supervisory Board will continue the tradition of this management body's successful work.

The Supervisory Board thanks the Board of Managing Directors and the bank's employees for their great personal dedication.

Frankfurt am Main, March 19, 2004
The Supervisory Board

Dr. Rolf-E. Breuer
Chairman

Supervisory Board

Dr. Rolf-E. Breuer
– Chairman,
Frankfurt am Main

Heidrun Förster*
– Deputy Chairperson,
Deutsche Bank Privat- und
Geschäftskunden AG, Berlin

Dr. rer. oec.
Karl-Hermann Baumann
Chairman of the Supervisory
Board of Siemens AG, Munich

Dr. Ulrich Cartellieri
Frankfurt am Main

Klaus Funk*
Deutsche Bank Privat- und
Geschäftskunden AG,
Frankfurt am Main

Ulrich Hartmann
from June 10, 2003,
Chairman of the Supervisory
Board of E.ON AG, Düsseldorf

Gerald Herrmann*
until June 10, 2003,
Federal Executive Secretary of
ver.di Vereinte Dienstleistungs-
gewerkschaft e.V., Berlin

Sabine Horn*
Deutsche Bank AG,
Frankfurt am Main

Rolf Hunck*
from June 10, 2003,
Deutsche Bank AG,
Hamburg

Sir Peter Job
London

Prof. Dr.
Henning Kagermann
Chairman and CEO of SAP AG,
Walldorf/Baden

Ulrich Kaufmann*
Deutsche Bank AG, Düsseldorf

Peter Kazmierczak*
until June 10, 2003,
Deutsche Bank AG, Essen

Adolf Kracht
until June 10, 2003,
Chairman of the Supervisory
Board of Wilhelm von Finck AG,
Grasbrunn

Professor Dr.-Ing. E. h.
Berthold Leibinger
until June 10, 2003,
Chairman of the Board of
Management of TRUMPF GmbH
+ Co. KG, Ditzingen

Henriette Mark*
from June 10, 2003,
Deutsche Bank AG,
Munich

Margret Mönig-Raane*
Vice President of ver.di
Vereinte Dienstleistungs-
gewerkschaft e.V., Berlin

Dr. Michael Otto
Chairman of the Board
of Management of
Otto (GmbH & Co KG),
Hamburg

Gabriele Platscher*
from June 10, 2003,
Deutsche Bank Privat- und
Geschäftskunden AG,
Braunschweig

Karin Ruck*
from June 10, 2003,
Deutsche Bank AG,
Bad Soden am Taunus

Klaus Schwedler*
until June 10, 2003,
Deutsche Bank AG,
Eschborn

Tilman Todenhöfer
Managing Partner of Robert Bosch
Industrietreuhand KG, Stuttgart

Michael Freiherr Truchseß
von Wetzhausen*
until June 10, 2003,
Deutsche Bank AG,
Frankfurt am Main

Lothar Wacker*
until June 10, 2003,
Deutsche Bank AG, Cologne

Dipl.-Ing. Dr.-Ing. E. h.
Jürgen Weber
from June 10, 2003,
Chairman of the Supervisory
Board of Deutsche Lufthansa AG,
Hamburg

Dipl.-Ing. Albrecht Woeste
Chairman of the Supervisory
Board and Shareholders'
Committee of Henkel KGaA,
Düsseldorf

Leo Wunderlich*
from June 10, 2003,
Deutsche Bank AG,
Mannheim

* elected by the employees

Committees

Chairman's Committee
Dr. Rolf-E. Breuer
– Chairman
Dr. Ulrich Cartellieri
Heidrun Förster*
Ulrich Kaufmann*
from June 10, 2003
Lothar Wacker*
until June 10, 2003

Mediation Committee
Dr. Rolf-E. Breuer
– Chairman
Dr. Ulrich Cartellieri
Heidrun Förster*
Ulrich Kaufmann*
until June 10, 2003
Henriette Mark*
from June 10, 2003

Audit Committee
Dr. rer. oec.
Karl-Hermann Baumann
– Chairman
Dr. Rolf-E. Breuer
Dr. Ulrich Cartellieri
Heidrun Förster*
Sabine Horn*
Rolf Hunck*
from June 10, 2003
Michael Freiherr Truchseß
von Wetzhausen*
until June 10, 2003

Credit and Market Risk Committee
Dr. Rolf-E. Breuer
– Chairman
Dr. rer. oec.
Karl-Hermann Baumann
Dr. Ulrich Cartellieri
Sir Peter Job
– Substitute Member
Ulrich Hartmann
from June 10, 2003
– Substitute Member
Adolf Kracht
until June 10, 2003
– Substitute Member

* elected by the employees

Reconciliation of reported to underlying results

Set forth below are the reconciliations of non-U.S. GAAP financial measures to the most directly comparable U.S. GAAP financial measures. Definitions of such non-GAAP financial measures and of the adjustments made to the most directly comparable U.S. GAAP financial measures to obtain them, as well as the reasons for their use, are set forth in note [28] to the consolidated financial statements. While such definitions and reasons refer to our business segments, they are generally applicable to the Group as a whole.

in € m.	2003	2002
Reconciliation of reported to underlying net revenues		
Reported net revenues	21,268	26,547
Add (deduct)		
Net (gains)/losses on securities available for sale/industrial holdings including hedging	184	(3,659)
Significant equity pick-ups/net (gains)/losses from investments[1]	938	1,197
Net (gains)/losses from businesses sold/held for sale	(494)	(571)
Net losses on the sale of premises	107	–
Policyholder benefits and claims[2]	(110)	(759)
Underlying revenues[3]	**21,892**	**22,755**
Reconciliation of reported provision for loan losses to total provision for credit losses		
Reported provision for loan losses	1,113	2,091
Provision for off-balance sheet positions[4]	(50)	17
Total provision for credit losses[5]	**1,063**	**2,108**
Change in measurement of other inherent loss allowance	–	(200)
Total provision for credit losses[3, 6]	**1,063**	**1,908**
Reconciliation of noninterest expenses to operating cost base		
Reported noninterest expenses	17,399	20,907
Add (deduct)		
Restructuring activities	29	(583)
Goodwill impairment	(114)	(62)
Minority interest	3	(45)
Policyholder benefits and claims[2]	(110)	(759)
Provision for off-balance sheet positions[4]	50	(17)
Operating cost base[3]	**17,257**	**19,442**

[1] Includes net gains/losses from significant equity method investments and other significant investments.
[2] Policyholder benefits and claims are reclassified from "Noninterest expenses" to "Underlying revenues".
[3] For the year ended December 31, 2003, underlying revenues, total provision for credit losses and operating cost base decreased 4%, 44% and 11%, respectively. Reported net revenues, provision for loan losses and noninterest expenses decreased 20%, 47% and 17%, respectively.
[4] Provision for off-balance sheet positions is reclassified from "Noninterest expenses" to "Total provision for credit losses".
[5] Includes change in measurement of other inherent loss allowance.
[6] Excludes change in measurement of other inherent loss allowance.

in € m.	2003	2002
Reconciliation of income before income taxes to underlying pre-tax profit		
Income before income taxes	2,756	3,549
Add (deduct)		
Net (gains)/losses from businesses sold/held for sale	(494)	(571)
Significant equity pick ups/net (gains)/losses from investments	938	1,197
Net (gains)/losses on securities available for sale/industrial holdings including hedging	184	(3,659)
Net losses on the sale of premises	107	–
Restructuring activities	(29)	583
Goodwill impairment	114	62
Change in measurement of other inherent loss allowance	–	200
Underlying pre-tax profit[1]	**3,575**	**1,360**
Reconciliation of average total shareholders' equity to average active equity		
Average total shareholders' equity	28,940	36,789
Average unrealized net gains on securities available for sale, net of applicable tax effects	(810)	(4,842)
Average dividends	(756)	(701)
Average active equity[1]	**27,374**	**31,246**
Pre-tax return on average total shareholders' equity[2]	10%	10%
Underlying pre-tax return on average active equity[3]	13%	4%

[1] For the year ended December 31, 2003, underlying pre-tax profit and average active equity increased (decreased) 163% and (12)%, respectively. Income before income taxes and average total shareholders' equity decreased 22% and 21%, respectively.
[2] Income before income taxes divided by average total shareholders' equity
[3] Underlying pre-tax profit divided by average active equity.

Group Five-Year Record

Balance Sheet in € m.	2003	2002	2001	2000	1999
Total Assets	803,614	758,355	918,222	928,994	875,789
Loans, net	144,946	167,303	259,838	274,660	254,173
Liabilities	775,412	728,364	878,029	885,311	843,438
Total shareholders' equity	28,202	29,991	40,193	43,683	32,351
Tier I risk-based capital (BIS)[1]	21,618	22,742	24,803	23,504	17,338
Total risk-based capital (BIS)[1]	29,871	29,862	37,058	39,343	35,172

Income Statement in € m.	2003	2002	2001	2000	1999
Net interest revenues	5,847	7,186	8,620	7,028	7,994
Provision for loan losses	1,113	2,091	1,024	478	725
Commissions and fee income	9,332	10,834	10,727	11,693	7,967
Trading revenues, net	5,611	4,024	6,031	7,625	2,127
Other noninterest revenues	478	4,503	4,163	8,133	6,944
Total net revenues	**20,155**	**24,456**	**28,517**	**34,001**	**24,307**
Compensation and benefits	10,495	11,358	13,360	13,526	9,655
Goodwill amortization/impairment	114	62	871	771	486
Restructuring activities	(29)	583	294	125	459
Other noninterest expenses	6,819	8,904	12,189	12,710	11,356
Total noninterest expenses	**17,399**	**20,907**	**26,714**	**27,132**	**21,956**
Income before income tax expense (benefit) and cumulative effect of accounting changes	**2,756**	**3,549**	**1,803**	**6,869**	**2,351**
Income tax expense	1,327	372	434	2,643	1,689
Income tax expense (benefit) from the change in effective tax rate and the reversing effect	215	2,817	995	(9,287)	(951)
Cumulative effect of accounting changes, net of tax	151	37	(207)	–	–
Net income	**1,365**	**397**	**167**	**13,513**	**1,613**

Key Figures	2003	2002	2001	2000	1999
Basic earnings per share	€ 2.44	€ 0.64	€ 0.27	€ 22.00	€ 2.76
Diluted earnings per share	€ 2.31	€ 0.63	€ 0.27	€ 21.72	€ 2.74
Dividends paid per share in period	€ 1.30	€ 1.30	€ 1.30	€ 1.15	€ 1.12
Return on average total shareholders' equity (RoE)[2]	4.7%	1.1 %	2.3 %	41.4 %	–
Adjusted return on average active shareholders' equity[3]	5.2%	10.2 %	7.1 %	20.1 %	–
Cost/income ratio[4]	81.8%	78.8 %	87.6 %	76.5 %	–
Price/earnings ratio	28.44	69.68	294.07	4.12	30.56
BIS core capital ratio (Tier I)[1]	10.0%	9.6 %	8.1 %	7.8%	5.9%
BIS capital ratio (Tier I + II + III)[1]	13.9%	12.6 %	12.1 %	13.1 %	12.0%
Employees (full-time equivalents)	67,682	77,442	86,524	89,784	87,702

[1] For 2003, 2002, 2001 and 2000 on the basis of U.S. GAAP, for 1999 on the basis of IFRS.

[2] Net income in 2001 is adjusted for amortization of goodwill and other intangible assets.

[3] We calculate this adjusted measure of our return on average total shareholders' equity to make it easier to compare us to our competitors. We refer to this adjusted measure as our "return on average active equity". However, this is not a measure of performance under U.S. GAAP and you should not compare our ratio to other companies' ratios without considering the differences in calculation of the ratios. The principal items for which we adjust our ratio are the average unrealized net gains on securities available for sale, net of applicable tax effects. In addition we adjust our average total shareholders' equity for the effect of our paying a dividend once a year following its approval by the general shareholders' meeting. Net income used for this calculation is adjusted for the income tax expense from the change in effective tax rate and the reversing effect, for the effect of accounting changes, and in 2001, adjusted for the amortization of goodwill and other intangible assets.

[4] Total noninterest expenses (excluding amortization of goodwill and other intangible assets in 2001 and 2000) as a percentage of net interest revenues before provision for loan losses plus noninterest revenues (excluding amortization of negative goodwill in 2001)

Glossary

Adjusted return on average active shareholders' equity
An adjusted measure to make it easier to compare us to our competitors. The principal item for which we adjust our Return on equity is the aggregate unrealized gains and losses (including tax effect) in our portfolio of shareholdings in publicly-listed industrial companies. We include realized gains and losses (net of tax effect) in active equity from the time those shareholdings are sold and the related gains are employed by our businesses. → Return on average total shareholders' equity (RoE).

Agency debt
Debt issued by U.S. government-backed mortgage corporations such as Freddie Mac and Fannie Mae.

Alternative assets/investments
Direct investments in → Private equity, venture capital, mezzanine capital, real estate capital investments and investments in leveraged buyout funds, venture capital funds and → Hedge funds.

Asset-backed securities
Particular type of securitized payment receivables in the form of tradable securities. These securities are created by the repackaging of certain financial assets (→ Securitization).

BIS
Bank for International Settlements domiciled in Basel.

BIS capital ratio
Key figure for international banks expressing in % the ratio between their capital and their risk-weighted position for regulatory purposes. The minimum total capital ratio to be complied with is 8% and the minimum core capital ratio 4%.

Bookbuilding
An issuing process where the individual investor's demand is matched with an issuer's specific financing interests with regard to issue price.

Broker/brokerage
Brokers accept orders to buy and sell securities from banks and private investors and execute them on behalf of the customer. For this activity, the broker usually receives a commission.

Buyout
Purchase (in full or in part) of a company or specific corporate activities.

Capital according to BIS
Capital recognized for regulatory purposes according to the Basel Capital Adequacy Accord of 1988 (last amended in January 1996) for international banks. Total capital consists of:
- core capital or Tier I capital: primarily share capital, reserves and hybrid capital components,
- supplementary capital or Tier II capital: primarily participatory capital, long-term subordinated debt, unrealized gains on listed securities and other inherent loss allowances,
- Tier III capital: mainly short-term subordinated debt and excess Tier II capital.

Supplementary capital is limited to 100% of core capital and the amount of long-term subordinated debt that can be recognized as supplementary capital is limited to 50% of core capital.

Cash flow statement
Calculation and presentation of the cash flow generated or consumed by a company during a financial year as a result of its business, investing and financing activities, and reconciliation of holdings of cash and cash equivalents (cash reserve) at the beginning and end of a financial year.

Cash management
Refers to the management of liquid assets in dollars, euro and other currencies for companies and financial institutions to optimize financial transactions.

Clearing
The process of transmitting, reconciling and, in some cases, confirming payment orders.

Collateralized debt obligations
Collateralized debt obligations (CDOs) are investment vehicles based on a portfolio of assets that can include bonds, loans or derivatives. They variety of assets means that investors have a good level of security, but CDO ratings vary in accordance with the quality of assets backing the product.

Commitment
A firm's employees have commitment when they identify with their company, its goals and values, are willing to work hard for it and prefer to stay in its employment.

Corporate finance
General term for capital market-related, innovative financing services to satisfy special consulting requirements in business with corporate customers.

Corporate trust and agency services
Services to safeguard the smooth administration of equity and fixed-income financings, sometimes known as post-IPO services.

Cost/income ratio
In general: a ratio expressing a company's cost effectiveness which sets operating expenses in relation to operating income. Here: sum of noninterest expenses as a percentage of the aggregate sum of net interest revenues and noninterest revenues.

Credit default swap
A credit default swap is a financial contract in which a third-party default risk is transferred by a lender to a counterparty who agrees to insure the lender against the risk in return for a regular payment (in essence, an insurance premium).

Custody
Custody and administration of securities as well as additional securities services.

Debt products
Tradable instruments representing a liability or claim with respect to assets of one or more private or public sector entities. The phrase also denotes a broader range of instruments including foreign exchange and commodity contracts, the dynamics of which behave in a similar way to debt instruments as such.

Derivatives
Products whose value derives largely from the price, price fluctuations and price expectations of an underlying instrument (e.g. share, bond, foreign exchange or index). Derivatives include → Swaps, → Options and → Futures.

Distressed debt
Distressed debt is considered to be any corporate instrument of sub-par value, including bank loans, bonds, performance bonds and guarantees, liquidation claims, trade claims and equity and equity-linked paper.

DJSI
Down Jones Substainability Indices are an index family tracking the member companies' ecological and social achievements. Deutsche Bank has been listed in the DJSI World and the DJSI STOXX ever since they were first launched.
www.sustainability-index.com

Earnings per share
Key figure determined according to → U.S. GAAP and expressing a company's net income in relation to the average number of common shares. Apart from basic earnings per share, diluted earnings per share must also be reported if the conversion and exercise of outstanding stock options, share awards and convertible bonds could increase the number of shares.

Emerging markets
Expanding markets in developing nations, primarily financial markets.

Equity capital markets
Primarily, activities connected with a company's IPO or the placement of new shares. It also covers the privatization of state-owned companies.

Euro commercial paper program
Instrument allowing the flexible issuance of unsecured, short-term debt by an issuer. A program may comprise several bond issues over a period of time.

Euro medium-term notes (MTNs)
Flexible bond programs used to issue unsecured debt instruments at different times. Volumes, currencies and maturities (one to ten years) can be adjusted according to financing needs. Euro-MTNs are issued on the Euromarket mainly in U.S. dollars; bank syndicates guarantee the complete placement of each issue.

Equity Prime Services
Deutsche Bank's Equity Prime Services group provides hedge funds with a range of services adjusted to the needs of the alternative investment community.

Fund services
A number of services performed on behalf of third party fund managers, ranging from valuations, share registration, custodian bank services to accounting and risk management.

Futures
Forward contracts standardized with respect to quantity, quality and delivery date, in which an instrument traded on the money, capital, precious metal or foreign exchange markets is to be delivered or taken receipt of at an agreed price at a certain future time. Cash settlement is often stipulated for such contracts (e.g. futures based on equity indices) to meet the obligation (instead of delivery or receipt of securities).

Global Real Estate Opportunities Fund
A closed end opportunistic real estate fund, with a portfolio that comprises real estate properties, equity interests in real estate joint ventures and operating companies, non-performing loan portfolios primarly secured by real estate and unsecured non-performing loan portfolios, located throughout major metropolitan markets in Europe, Asia/Pacific and the Americas.

Global Trade Finance
Unites the bank's entire Trade Finance and Trade and Risk Services activities. The Business Division covers our export finance and risk hedging business with financial institutions and corporate clients including multinationals, large and expanding corporates, and public sector companies.

Goodwill
The amount which the buyer of a company pays, taking account of future earnings, over and above the → Fair value of the company's individually identifiable assets and liabilities.

Hedge fund
A fund whose investors are generally institutions and wealthy individuals. Hedge funds can employ strategies which mutual funds are not permitted to use. Examples include short selling, leveraging and → Derivatives. Since there is a legal restriction to a maximum of 100 investors in the U.S.A., the minimum investment is typically U.S.$ 1 million. Hedge fund returns are often uncorrelated with traditional investment returns.

iBoxx Credit Default Swap Index
A credit default swap index introduced by a group of banks, including Deutsche Bank, to provide greater transparency, index calculation and multi-pricing on a real-time basis. Indexes of credit default swaps are used as benchmarks for investors' corporate debt holdings and as a base for bonds with their value tied to the index.

Internet
The world's biggest computer network that consists of numerous interlinked networks and individual resources. The Internet's main services include electronic post (e-mail), the world wide web (www), search engines, file transfer (FTP) and discussion forums (Usenet/newsgroups).

Investment & Financial Centers
Investment & Financial Centers are our modern branches where we offer private and business clients our full range of products and advisory services from one source and under one roof.

Investment banking
Generic term for capital market-oriented business. This includes primarily the issuing and trading of securities and their → Derivatives, interest and currency management, → Corporate finance, M&A advisory, structured finance and → Private equity.

Investor relations
Investor relations describes the systematic and continuous two-way communication between companies and both current and potential providers of capital. Information is supplied on major corporate events, financial results, business strategy and the capital market's expectations of management. One objective of investor relations activities is to ensure that a company's equity is appropriately valued by the market.

Late stage private equity
Investments in unlisted companies which belong to the category of "more mature" corporate investment opportunities in terms of age and positive cash flow.

Leveraged buyout
Debt-financed purchase of all or part of a company or specific activities of a company. Debt and redemption payments are financed from the acquired company's future revenues.

Management buyout
Purchase of a company's entire outstanding shares by its management, thereby ending the company's listing.

Mezzanine
Mezzanine investments consist primarily of investments in debt securities with an equity component. The debt securities typically rank below the issuer's bank debt but senior to other debt securities, preferred stock and common equity. The equity component usually consists of warrants.

Mortgage-backed securities (MBS)
Mortgage-backed securities are securities backed by mortgage loans.

Option
Right to purchase (call option) or sell (put option) a specific asset (e.g. security or foreign exchange) from or to a counterparty (option seller) at a predetermined price on or before a specific future date.

OTC derivatives
Nonstandardized financial instruments (→ Derivatives) not traded on a stock exchange, but directly between market participants (over the counter).

Passive asset management
This business includes funds that track a variety of financial indices worldwide. The objective of passive asset management is to create a portfolio that replicates the risk and total return characteristics of the relevant index while keeping the transaction costs associated with the trading of securities as low as possible.

Portfolio
In general: part or all of one or all categories of asset (e.g. securities, loans, equity investments or real estate). Portfolios are formed primarily to diversify risk. Here: combination of similar transactions, especially in securities and/or → Derivatives, under price risk considerations.

Portfolio management
Management and administration of a → Portfolio of securities for a client. This can involve the continual review of the portfolio and, if agreed with the client, purchases and sales.

Principal-protected fund of funds
A pooled investment vehicle that invests in private equity funds and unconditionally guarantees repayment of principal.

Private equity
Equity investment in non-listed companies. Examples are venture capital and buyout funds.

Quantitative investments
→ Portfolios of equities, bonds as well as → Hedge funds. Portfolios are managed in a systematic and regulated framework applying fundamental investment principles. The choice of investment is determined by the processing of large data volumes for which quantitative methods and techniques are applied.

Rating
External: standardized evaluation of issuers' credit standing and debt instruments, carried out by specialized agencies.
Internal: detailed risk assessment of every → Exposure associated with an obligor.

Registered shares
Shares registered in a person's name. As required under joint stock company law, that person is registered in the share register with several personal details and the number of shares owned. Only those persons entered in the share register are deemed to be shareholders of the company and are entitled, for instance, to exercise rights at the General Meeting.

Relationship management
In general: together with product specialists, qualified relationship managers look after selected corporate customers in a defined market segment.
Here: a coverage approach in national and international business with corporate customers.

Repo (repurchase agreement)
An agreement to repurchase securities sold (genuine repurchase agreement where the asset remains the seller's property). From the buyer's viewpoint, the transaction is a reverse repo.

Return on average total shareholders' equity (RoE)
In general: ratio showing the income situation of a company, setting profit (net income) in relation to capital employed.
Here: net income as a percentage of average capital employed over the year → Adjusted return on average active shareholders' equity.

Secondary fund of funds
A structured investment vehicle consisting of private equity funds available on the secondary market.

Securitization
In general: rights evidenced by securities (e.g. shares or bonds).
Here: replacing loans or financing various kinds of claims by issuing securities (such as bonds or commercial paper).

Shareholder value
Management concept that focuses strategic and operational decision-making on the steady growth of a company's value. The guiding principle is that only returns above the cost of capital add value for shareholders.

Single-manager hedge fund
A hedge fund that invests directly in securities and financial instruments to follow a particular investment strategy.

Strategic Equity Transactions Group
A group operated jointly by Global Equities and Global Corporate Finance. The group executes transactions for corporate clients that have an equity component and are structured or strategic in nature.

Sustainability
Denotes the interplay of economy, ecology and social responsibility with the objective of sustainably advancing the basis for human life while preparing it for the future.

Swaps
In general: exchange of one payment flow for another.
Interest rate swap: exchange of interest payment flows in the same currency with different terms and conditions (e.g. fixed or floating).
Currency swap: exchange of interest payment flows and principal amounts in different currencies.

Trading revenues
Balance of realized and unrealized gains and losses on the positions held in the trading portfolio and net interest revenues on → Derivatives held for trading purposes. Trading generally reflects frequent buying and selling, i.e. the positions are taken with the objective of generating profits on short-term differences in price.

Transaction services
Comprise custody, global funds services, securities lending, corporate trust and agency services, clearing, balance sheet and cash management services, trade and payment services, structured export finance and international trade finance. They also include trustee services, retirement funds administration and portfolio measurement.

U.S. GAAP (United States Generally Accepted Accounting Principles)
U.S. accounting principles drawn up by the Financial Accounting Standards Board (FASB) and the American Institute of Certified Public Accountants (AICPA). In addition, the interpretations and explanations furnished by the Securities and Exchange Commission (SEC) are particularly relevant for companies listed on the stock exchange. As in the case of IAS/IFRS the main objective is to provide decision useful information, especially for investors.

U.S. REIT funds
A Real Estate Investment Trust, or REIT, is a company that owns, and in most cases, operates income-producing real estate. Some REITs finance real estate. To be a REIT, a company must distribute at least 90% of its taxable income to shareholders annually in the form of dividends. A U.S. REIT fund is a mutual fund that invests in exchange-traded REITs.

Impressum/Publications

Deutsche Bank Aktiengesellschaft
Taunusanlage 12
60262 Frankfurt am Main
Germany
Telephone: +49 69 910-00
deutsche.bank@db.com

Investor Relations:
+49 69 910-38080
db.ir@db.com

The Annual Review 2003 and Financial Report 2003 on the Internet:
www.deutsche-bank.com/03

Photos

Andreas Pohlmann, Munich
page 6

Roy Beusker, Den Haag
page 14

Ulrike Myrzik & Manfred Jarisch, Munich
pages 20, 26, 32, 38, 42, 46 and 49

Forward-looking statements contain risks

This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this report that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of March 25, 2004 in the section "Risk Factors". Copies of this document are available upon request or can be downloaded from www.deutsche-bank.com/ir.

We will be happy to send you the following publications relating to the financial statements.
Please note that Deutsche Bank Group's annual report for 2003 is the first to consist of two separate sections: Annual Review 2003 and Financial Report 2003.

Annual Review 2003
(German and English)

Financial Report 2003
(German and English)

Form 20-F (English)

Annual Financial Statements and Management Report of Deutsche Bank AG 2003
(German and English)

List of mandates 2003
(German and English)

List of shareholdings 2003
(German and English)

List of Advisory Council Members 2003
(German)

Corporate Social Responsibility – Report 2003
(German and English)

How to order:

- by e-mail to results@db.com
- on the Internet at www.deutsche-bank.com/03
- by fax to +49 69 95009529
- by phone to +49 69 95009530
- by post from:
  Deutsche Bank AG
  Leser-Service-PKS
  60262 Frankfurt am Main
  Germany

Financial Calendar for 2004/2005

April 30, 2004	Interim Report as at March 31, 2004
June 2, 2004	General Meeting in the Festhalle Frankfurt am Main (Exhibition Center)
June 3, 2004	Dividend payment
July 30, 2004	Interim Report as at June 30, 2004
October 29, 2004	Interim Report as at September 30, 2004
February 3, 2005	Publication of figures for the 2004 financial year
April 29, 2005	Interim Report as at March 31, 2005
May 18, 2005	General Meeting in the Festhalle Frankfurt am Main (Exhibition Center)
May 19, 2005	Dividend payment
July 29, 2005	Interim Report as at June 30, 2005
October 28, 2005	Interim Report as at September 30, 2005

003 83304 02 · 3/04

E_KF01_U1 Title 19.03.2004 15:57 Uhr Seite U1

Annual Review 2003

Short Report

Deutsche Bank

0000297

Deutsche Bank

	2003	2002
Share price high	€ 66.04	€ 82.65
Share price low	€ 32.97	€ 35.60
Dividend per share (proposed for 2003)	€ 1.50	€ 1.30
Basic earnings per share	€ 2.44	€ 0.64
Modified basic earnings per share[1]	€ 2.56	€ 5.16
Return on average total shareholders' equity (RoE)	4.7%	1.1%
Adjusted return on average active shareholders' equity[1,2]	5.2%	10.2%
Cost/income ratio[3]	81.8%	78.8%
	€ m.	€ m.
Total revenues	21,268	26,547
Provision for loan losses	1,113	2,091
Total noninterest expenses	17,399	20,907
Income before income tax expense and cumulative effect of accounting changes	2,756	3,549
Net income	1,365	397
	Dec 31, 2003 € m.	Dec 31, 2002 € m.
Total assets	803,614	758,355
Loans (before allowance for loan losses)	148,227	171,620
Shareholders' equity	28,202	29,991
BIS core capital ratio	10.0%	9.6%
	Number	Number
Branches	1,576	1,711
thereof in Germany	845	936
Employees (full-time equivalent)	67,682	77,442
thereof in Germany	29,857	33,807
Long-term rating		
Moody's Investors Service, New York	Aa3	Aa3
Standard & Poor's, New York	AA–	AA–
Fitch Ratings, New York	AA–	AA–

[1] Net income of € 1,365 million for 2003 and € 397 million for 2002 is adjusted for the reversal of 1999/2000 credits for tax rate changes of € 215 million for 2003 and € 2,817 million for 2002 and for the effect of accounting changes of € 151 million for 2003 and € 37 million for 2002.
[2] We calculate this adjusted measure of our return on average total shareholders' equity to make it easier to compare us to our competitors. We refer to this adjusted measure as our "return on average active equity". However, this is not a measure of performance under U.S. GAAP and you should not compare our ratio to other companies' ratios without considering the differences in calculation of the ratios. The item for which we adjust the average shareholders' equity of € 28,940 million for 2003 and € 36,789 million for 2002 are the average unrealized net gains on securities available for sale, net of applicable tax effects of € 810 million for 2003 and € 4,842 million for 2002 and the average dividends of € 756 million for 2003 and € 701 million for 2002. The dividend is paid once a year following its approval by the general shareholders' meeting.
[3] Total noninterest expenses as a percentage of net interest revenues before provision for loan losses plus noninterest revenues.

Our identity

A clear mission

We compete to be the leading global provider of financial solutions for demanding clients creating exceptional value for our shareholders and people.

Our brand

We not only have a world-class platform with global resources, far-reaching industry insights and excellent know-how, but also outstanding people with a winning spirit. We aim higher, work harder and achieve more: **Deutsche Bank. A Passion to Perform.**

Our values

Customer focus. We place customers at the center of our activities and they drive all that we do.

Teamwork. We benefit from the diversity of our people and our business by working together to achieve success.

Innovation. We are constantly challenging conventional wisdom and developing new solutions to meet customer requirements.

Performance. We are committed to a result oriented culture.

Trust. We behave reliably, fairly and honestly.

A Passion to Perform

Ladies and Gentlemen,

In 2003, after two difficult years, the world economy and the financial markets picked up momentum again, although the general business environment remained problematic. In the middle of the year, capital market interest rates increased strongly and while the credit environment improved internationally in many cases, the situation in Germany and other Continental European countries continued to be challenging. In spite of that, Deutsche Bank Group reports one of its best business results.

Deutsche Bank achieved income before income tax expense of € 2.8 billion in 2003. Net income was € 1.4 billion, more than three times the previous year's figure. Adjusted for gains and losses in connection with non-core assets, underlying pre-tax profit was € 3.6 billion, up 163% from the previous year. Underlying revenues amounted to € 21.9 billion. Adjusted for foreign exchange effects and the first time impact of consolidations and deconsolidations this means an increase of 9%. Basic earnings per share were up 281% compared with the previous year to € 2.44.

We further enhanced the quality of our loan book. We reduced our loan exposures, especially abroad, by roughly 14% to € 148 billion. Provision for loan losses, at € 1.1 billion, was roughly € 1 billion less than in 2002. Through strict risk management, we reduced problem loans by almost 40 % to € 6.6 billion.

These results confirm that the measures we launched were correct. We achieved, and in some cases substantially exceeded, the targets we set ourselves in phase one of our management agenda. Last year, Deutsche Bank attained a new level of operating strength. We considerably improved our risk profile and bolstered our strategic and competitive positions in our core businesses.

The markets recognized this success, which we greatly appreciated. First, the price of our share gained almost 50% last year, an above-average increase. This put it well ahead of our international peers from the U.S.A. and Switzerland with much lower average price rises.

Secondly, at the beginning of this year, we received a major accolade which is coveted throughout the financial world. The reputed financial magazine "International Financing Review" gave Deutsche Bank its "Bank of the Year 2003" award. The magazine commented: "Transformation is an over-used word. Only rarely does it genuinely encapsulate the essential nature and extent of major change. For Deutsche Bank, however, the word perfectly describes the shift to a lean, aggressive, focused universal bank".

This praise, which we accepted with pleasure, goes first and foremost to our staff who implemented this difficult process last year. I extend to them my special thanks for this. With their personal efforts, our people epitomized our motivation: "A Passion to Perform". This motto, which is the theme of our new global marketing campaign, is more than just a striking slogan: it expresses a deep-rooted feeling in all of us. The "Passion to Perform" shared by Deutsche Bank's employees is visible in the dedication they show towards our customers, which is ultimately reflected in the Group's results.

In the middle of 2003, we began to implement the second phase of our management agenda. The aim is to use our more efficient and leaner operating structure as a springboard for further profitable growth. Our targets are aggressive, but realistic – especially against the background of what we have achieved so far. We improved the most important target figure, the underlying pre-tax return on equity, from 4% in 2002 to 13% last year. The goal we want to achieve in the next two years is 25%.

With ongoing strict discipline on costs, capital and risk, we shall enhance our leadership positions both in international investment banking and in the Private Clients and Asset Management Group Division (PCAM). In particular, we intend to increase PCAM's profits strongly this year, following the successful restructuring.

In Asset and Wealth Management, we raised profits substantially in the reporting year. Our fund company DWS, which strengthened its market leadership in Europe, and the successful integration of our foreign acquisitions contributed to this result.

Through rationalization and realignment, we created the basis for profitable growth in the Private & Business Clients Corporate Division. Last year, we came much closer to our pre-tax profit target of € 1 billion for this unit. This year we want to achieve it.

In the Corporate and Investment Bank Group Division (CIB), we consolidated our position in the global top three of the industry. In securities sales and trading we were number one last year with revenues of € 9.2 billion.

We generated record revenues even though we took much smaller market risks than our competitors. This is shown by comparative analyses of banks. The focus for CIB this year is to sustain revenue growth by leveraging the sales potential available among our demanding customers and to capture new clients with tailor-made financial solutions, thereby gaining an edge on our competitors. The many international accolades awarded to us by financial magazines last year are evidence of our expertise and efficiency.

In the Corporate Investments Group Division, we also continued to make good progress with the systematic wind-down of non-core holdings and the strong reduction of risk positions.

Our capital strength allowed us to launch a second share buyback program in September. This follows the completion of our first share buyback program in the spring, involving the purchase of more than 62 million Deutsche Bank shares and the cancellation of 40 million of them. At last year's General Meeting, our shareholders gave us permission to purchase up to 58 million shares through the stock market. By the end of 2003 we had used it to buy approximately 17 million shares. Since we are receiving further capital as a result of growing profits and the sale of non-core activities, we shall continue with this shareholder-friendly measure.

Over and above that, the Board of Managing Directors and the Supervisory Board will propose to the General Meeting on June 2, 2004 that a 15% higher dividend of € 1.50 per share be paid for the 2003 financial year. This dividend proposal confirms our trust in the efficiency of our staff and the solidity of our franchise. It also underlines our confidence that we shall be able to further increase the bank's revenue strength.

The present outlook for the world economy is better than it was a year ago. We are firmly convinced that this will have a favourable influence on the capital markets. That will be good for our business. The positive start to 2004 is also encouraging. Provided the world economy and the financial markets have no negative surprises in store, I and my colleagues on the Board of Managing Directors and Group Executive Committee are very optimistic that we shall come a good deal closer to our ambitious targets this year.

Yours sincerely,

Josef Ackermann
Spokesman of the Board of Managing Directors and
Chairman of the Group Executive Committee

Frankfurt am Main, March 2004

Group Executive Committee



Kevin Parker, born 1959, Head of Global Equities.

Michael Cohrs, born 1956, Head of Global Corporate Finance.

Anshu Jain, born 1963, Head of Global Markets.

Jürgen Fitschen, born 1948, Head of Global Banking Division and Global Transaction Banking.

Clemens Börsig*, born 1948, Board member since 2001. Chief Financial and Risk Officer, responsible for Controlling, Tax and Investor Relations as well as for Risk Management and Corporate Security.

Josef Ackermann*, born 1948, Board member since 1996. Spokesman of the Board of Managing Directors, Chairman of the Group Executive Committee and responsible for Corporate Development, Corporate Communications as well as Economics and Treasury.

Hermann-Josef Lamberti*, born 1956, Board member since 1999. Chief Operating Officer, responsible for Cost and Infrastructure Management, Information Technology, Operations, Building and Facilities Management as well as Purchasing.

Tessen von Heydebreck*, born 1945, Board member since 1994. Chief Administrative Officer, responsible for Corporate Cultural Affairs, Human Resources, Legal, Compliance and Audit.

Pierre de Weck, born 1950, Head of Private Wealth Management.

Rainer Neske, born 1964, Head of Private & Business Clients.

Tom Hughes, born 1957, Head of Asset Management.

* Member of the Board of Managing Directors of Deutsche Bank AG.

From left to right.

Corporate profile

Management structure. The Board of Managing Directors of Deutsche Bank AG concentrates on strategic management, resource allocation, risk management and control of the Group. It also performs its management and oversight task through functional committees which it chairs. The Spokesman of the Board of Managing Directors is at the same time the Chairman of the Group Executive Committee.

Group Executive Committee

The Group Executive Committee is made up of the members of the Group Board and the Heads of the seven core businesses. Its task is to support the Board of Managing Directors in its decision-making. At regular meetings, it reviews the development of the businesses, discusses matters of Group strategy and prepares recommendations.

Three divisional operating committees, each chaired by a Business Head, have functional responsibility for the operational management of the Group Divisions.

The Corporate Center supports the Board of Managing Directors in the performance of its tasks, including regulatory compliance.

Group Divisions. Deutsche Bank comprises the Group Divisions Corporate and Investment Bank (CIB), Private Clients and Asset Management (PCAM) and Corporate Investments (CI).

Our management structure

Functional Committees

Alternative Assets	Asset/Liability	Compliance	Finance
Human Resources	Investment	IT & Operations	Risk

Group Executive Committee

Group Board
Business Heads

Divisional Committees

Corporate and Investment Bank	Corporate Investments	Private Clients and Asset Management

Financial services from one source

Corporate and Investment Bank. In CIB we conduct our capital markets, lending and advisory business. Our clients are private and public sector institutions as well as global corporates and small and medium-sized firms. Relationship managers ensure that customers' demand for financial services is satisfied from one source. CIB consists of the Corporate Divisions Corporate Banking & Securities and Global Transaction Banking.

Corporate Banking & Securities is made up of the Business Divisions Global Markets, Global Equities, Global Corporate Finance and the Global Banking Division. They offer financial products worldwide ranging from the straightforward issuing of a first-class government fixed-income bond to the individually-structured problem solution for complex financial requirements.

Global Transaction Banking comprises our mainly global activities in the fields of cash management, trade finance and trust & securities services.

Reorganization

Private Clients and Asset Management. We reorganized PCAM in 2003 to form the new Corporate Divisions Private & Business Clients and Asset and Wealth Management.

Private & Business Clients is focused on asset-building private clients and small businesses, especially in its three core markets of Germany, Italy and Spain.

Asset and Wealth Management comprises the Business Divisions Asset Management and Private Wealth Management. Asset Management consists primarily of our powerful retail franchises in Europe (DWS Investments) and the U.S.A. (Scudder Investments) as well as our global institutional asset management business. Private Wealth Management addresses high net worth individuals worldwide. We offer tailored solutions for these demanding clients' wealth management needs in their home countries (onshore) and at the large international financial centers (offshore).

Portfolio wind-down

Corporate Investments. In our Group Division Corporate Investments, we have brought together our industrial shareholdings, other holdings including the real estate assets we use ourselves and our private equity and venture capital activities. In the reporting year, we continued to wind down our portfolio.

New strategic initiatives

Strategic initiatives. In 2003, we successfully completed the phase one strategic initiatives launched in 2002. By focusing on current earnings, core businesses, improvement of capital and balance sheet management and the optimization of the Private Clients and Asset Management Group Division, we fundamentally transformed Deutsche Bank in a short time: we reduced costs, increased efficiency and raised our profitability. Nevertheless, we have still not fully leveraged our operational potential. In February 2003, we launched phase two and developed its four new strategic priorities:

Maintaining strict cost, capital and risk discipline. In 2003, through the optimized use of our resources, we decreased our operating cost base by more than € 2 billion, further reduced our risk-weighted assets and again raised our BIS core capital ratio. Our substantially increased revenue strength and strict capital management led to a significantly improved return on equity at Deutsche Bank in 2003.

Reduce costs

For 2004, we want to reduce our operating cost base to less than € 16.5 billion and to retain our strict capital and risk management.

Capitalizing on global leadership in CIB. Deutsche Bank is one of the world's three leading investment banking houses. We have an outstanding platform and the critical mass necessary in all important lines of business and regions. We want to consolidate this position of strength in the interest of higher added value for shareholders, clients and staff and make greater use of the available potential through attractive financial products at competitive terms and conditions.

Delivering profitable growth in PCAM. Deutsche Bank's PCAM Group Division stands for diverse business activities that complement each other.

Expand Asset Management

Our Asset Management leveraged its strong platform in 2003 and again successfully expanded its distribution channels. The Private Wealth Management Business Division extended its range of products and services for high net worth clients by the acquisition of Rued, Blass & Cie AG Bankgeschaeft, the Swiss private bank, and is consistently increasing its market penetration. The Private & Business Clients Corporate Division is rapidly implementing its restructured business model and thereby improving its market access. We shall continue to expand our strong position as manager of institutional and private assets.

Establishing Deutsche Bank as the most reputable brand. The new strategic priorities are reflected in the Deutsche Bank brand, which is one of our most valuable assets in Germany and abroad. We have been increasing its awareness level and value since August 2003 through an international marketing campaign. Under the motto "A Passion to Perform", we publicly express our commitment to being the leading global provider of financial solutions for demanding clients. As the basis for this, we began in autumn 2003 to record and review systematically the satisfaction of our clients, shareholders and staff worldwide.

Strengthen Deutsche Bank brand

Global presence



Directory of Deutsche Bank Offices on the Internet: www.deutsche-bank.com/offices

Corporate governance

Part of our identity

Effective corporate governance is a part of our identity. The fundamental basis for this is provided by, above all, the German Stock Corporation Act and the German Corporate Governance Code. Seeing as our share is also listed on the New York Stock Exchange, we are subject in certain respects to U.S. capital market laws as well as the rules of the Securities and Exchange Commission and the New York Stock Exchange.

We ensure the responsible, value-driven management and control of Deutsche Bank through our system of corporate governance, which has four key elements: good relations with shareholders; effective cooperation between the Board of Managing Directors and Supervisory Board; a system of performance-related compensation; as well as transparent and early reporting.

One type of share

Relations with shareholders. Our shareholders are involved by law in the fundamental decisions of the bank such as amendments to the Articles of Association, the issue of new shares and important structural changes. Deutsche Bank has only one type of share, with each share certifying the same voting right. To make it easier for shareholders to exercise their voting rights, we support the use of electronic media at the General Meeting. For example, shareholders can issue their voting instructions via the Internet. A "One Voice Committee" provides for prompt and fair disclosure to the public.

Board of Managing Directors. The Board of Managing Directors is responsible for managing the company. Its members, together with the Heads of Deutsche Bank's seven core businesses, form the Group Executive Committee. This international committee, which reflects the team spirit at the management level, develops recommendations for the final decisions taken by the Board of Managing Directors.

Own efficiency examined

Supervisory Board. The Supervisory Board advises and supervises the Board of Managing Directors in the management of business. It appoints the members of the Board of Managing Directors and, together with the Board of Managing Directors, plans their long-term succession. Important business transactions of the Board of Managing Directors require the Supervisory Board's approval. The Supervisory Board has specified the information and reporting duties of the Board of Managing Directors and set up a Chairman's Committee, an Audit Committee, and a Credit and Market Risk Committee. The Supervisory Board also examined the efficiency of its own activities in 2003.

Performance-related compensation. The compensation of the members of the Board of Managing Directors is aligned, primarily, to their contribution to business performance as well as to international industry standards. For the share-based compensation components, a decisive criterion is the performance of our share price compared to that of our competitors. Changing performance targets or the comparison parameters retroactively is not permitted. The members of the Supervisory Board receive a fixed compensation component as well as a compensation component oriented to the company's long-term results. The chair and deputy chair positions in the Supervisory Board, as well as the chair and membership in the committees, receive additional compensation. The individual compensation of the members of the Board of Managing Directors and Supervisory Board is published, subdivided according to variable and fixed components, in our Financial Report.

Individual compensation for Board of Managing Directors

Reporting and transparency. Deutsche Bank Group's reporting is in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) and the comprehensive reporting rules of the Securities and Exchange Commission (SEC). This provides for a high degree of transparency and facilitates comparisons with our international competitors. The Audit Committee monitors the independence of the auditor of the Annual Financial Statements. For example, the Audit Committee or the Group Finance Committee must approve all orders for non-audit-related services and advisory services before they are issued to the auditor's company. We publish a list of the fees paid to our auditor, subdivided according to services for the audit of the Annual Financial Statements and other services.

Our complete Corporate Governance Report for 2003 including the Declaration of Conformity and a statement on the suggestions of the Code can be found on pages 184 to 202 of the Financial Report. It is also available in the Internet at www.deutsche-bank.com/ir.

Corporate Governance Code integrated

Measures taken in 2003. The Government Commission on the German Corporate Governance Code has amended the Code, most recently in May 2003. Following this revision, the contents of Deutsche Bank's Corporate Governance Principles and the Code were nearly the same. For this reason, the Board of Managing Directors and Supervisory Board agreed to repeal Deutsche Bank's own Corporate Governance Principles (October 29, 2003). Instead, we included regulations of the Code in the Terms of Reference for the Board of Managing Directors as well as the Supervisory Board and its committees. These are also available to the general public at http://www.deutsche-bank.com/ir.

Requirements of Sarbanes-Oxley Act

Additional measures in 2003 served to comply with the requirements of the Sarbanes-Oxley Act and the SEC's implementation rules. These measures range from the improvement of internal controls through a detailed certification procedure up to a newly issued Code of Ethics. Furthermore, we set up a procedure to regulate the handling of complaints relating to accounting, internal accounting controls and auditing matters (often referred to as the "whistleblower protection policy").

Future-oriented. I know of no political movement, no philosophy, no ideology, which does not agree with the peace parks concept. It can be embraced by all. In a world beset by conflict and division, peace parks are building blocks in the peace process, not only in our region, but potentially in the entire world.
Nelson Mandela, Patron Emeritus of the Peace Parks Foundation, Johannesburg



Performance and passion for our partners

Shareholders, customers, staff and society can trust in Deutsche Bank

Deutsche Bank is dedicated to serving its shareholders, customers, staff and society.

Our corporate "one bank culture" is committed to this goal. It is based on a set of universal values and allows the creativity and individuality of those involved to develop constructively. Cultural differences stimulate our search for innovation and value-adding solutions. The struggle to follow the optimal path demands competence and perseverance, as well as commitment, passion and mutual respect.

Diversity is part of our corporate culture

Shareholders. The trust our shareholders place in the strength and performance of Deutsche Bank is the basis of our success because the capital they provide is what enables us to invest in people, products and distribution channels. Given the competition on the capital market, we strive to achieve attractive yields with a reasonable risk profile for our private and institutional investors.

Customers. At the center of all our activities is the satisfaction of our customers. We help our clients to succeed in their economic environment. Only those customers for whom we achieve a sustainable advantage in competition will remain loyal to our bank. We take customers' complaints very seriously; they give us a chance to improve our services and to consolidate our client relationships. We are grateful for customers' endorsements; they encourage and oblige us to do even better.

Shareholders **Customers**

Staff **Society**

Staff. Our staff are the key to qualified client coverage. With their high professional and personal competence and their wealth of experience, they generate the added value our customers expect. First-rate training and advanced training possibilities, modern human resources management and administration tools, as well as varied career opportunities are prerequisites to being an attractive employer, especially for employees who seek responsibility as part of their vocational development and have a passion to perform.

Society. We have a duty to participate in resolving society's problems of today and tomorrow. To do this we leverage our broad business expertise and use innovative ideas to help change inflexible structures and improve young people's future prospects. We play an active part in many countries and join in the search for appropriate answers to urgent questions.

Helping to develop solutions

Performance. As investors, we really appreciate Deutsche Bank's progress in implementing key changes in its business portfolio, cost base, risk management and capital allocation. This fundamental transformation was the driving force enabling Deutsche Bank to achieve higher results and increase shareholder value.

Federica Repetto, Fund Manager, Nextra Investment Management Sgr, Milan



Deutsche Bank share outperforms the overall market in 2003, both nationally and internationally

Above-average share price increase. The price of the Deutsche Bank share saw a recovery in 2003: with a one-year gain of nearly 50% we were a top performer in our international peer group. We also far outperformed the German share index DAX, which rose around 37% after plunging 44% in the preceding year. Germany's stock market thus beat all other major industrial countries in 2003; only the technology-weighted NASDAQ Composite Index in the U.S. staged a stronger recovery. The above-average appreciation of our share price reflects the market's recognition of our new strategic focus, improved results, shareholder-friendly share buyback programs and increased attractiveness of our share, especially among foreign investors.

Strong price recovery

Shifts in financial market sentiment. Markets experienced a roller coaster year in 2003. The start of the year was overshadowed by major political and economic uncertainty. Markets were burdened by worries over the effects of the war in Iraq, which led to a major sell-off in February and March. Insurance and financial stocks in particular suffered from investor distrust. In this tense environment, the price of the Deutsche Bank share fell to an annual low of € 32.97 on March 12.

Weak start to the year

Useful information on the Deutsche Bank share

2003	
Change in total return	50.6%
Share in equities trading (Xetra and Frankfurt Floor Trading)	8.5%
Average daily trading volume[1]	4.43 million shares
As of December 31, 2003	
Issued shares	581,854,246
Outstanding shares	565,077,163
Share capital	€ 1,489,546,869.76
Market capitalization	€ 38.23 billion
Share price[2]	€ 65.70
Weighting in the DAX	9.05%
Weighting in the Dow Jones STOXX 50	1.64%

Securities identification codes			
Deutsche Börse		New York Stock Exchange	
Type of issue	Registered share	Type of issue	Global Registered Share
Symbol	DBK	Currency	U.S.$
WKN	514 000	Symbol	DB
ISIN	DE0005140008	CINS	D 18190898
Reuters	DBKGn.DE	Bloomberg	DBK GR

[1] Order book statistics (Xetra)
[2] Xetra closing price

Gradual relaxation

The unexpectedly rapid end to the war in Iraq had an initial calming effect on international markets. As investor confidence gradually returned, deflationary worries subsided and interest rates fell to historic lows, sentiment turned in the following months. Buoyed by a more benign market environment and the prospect of good quarterly results, our share climbed back to € 60 within three months. By the end of November our share price was fluctuating between € 60 and € 53.

During the last weeks of the year the international economic climate brightened further. The increasing likelihood of a cyclical upswing improved market sentiment, while buyers were lured by low valuations. Confidence in stock market investing increased, in particular among private and smaller institutional investors. Foreign investors' concerns over Germany's ability to enact reforms and sustain its economy also abated. Amid this far brighter basic sentiment towards the end of the year compared to earlier in the year, the Deutsche Bank share reached an annual high of € 66.04 on December 30, having more than doubled from its annual low.

Long-term value


Deutsche Bank
DAX
Prima Banks Perf. Index
1,500
1,300
1,100
900
700
500
300
100
81
83
85
87
89
91
93
95
97
99
01
03

Total Return Index: beginning of 1980 = 100, quarterly figures
Source: Datastream

0000316

Market capitalization increased

At the end of 2003, our market capitalization stood at € 38.2 billion, almost € 11 billion more than a year earlier. Compared with other international financial institutions we moved up to 18th place. The weighting of the Deutsche Bank share in the DAX increased once again – to 9.1%. With a market turnover of € 144.6 billion in the reporting year, i.e. ranked fourth among the DAX stocks, Deutsche Bank continues to be one of the most liquid shares in Germany.

Attractive investment

Excellent performance since 1980. In a long-term comparison, the Deutsche Bank share has been an attractive investment, in both absolute and relative terms. Investors who bought the equivalent of € 10,000 in Deutsche Bank shares at the beginning of 1980, used the cash dividends to buy new shares and participated in capital increases without injecting additional funds, had a shareholding worth € 98,189 at the end of 2003. This corresponds to an average annual return of 10% compared with a return of just 9% in the DAX over the same period.

Foreign stock market activities. The most important foreign market for our share is New York. On Wall Street, average trading volume in our share rose by about 80% against 2002 to 96,500 shares per trading day. The volume of trading in our shares on the New York Stock Exchange has risen steadily since the initial listing in October 2001. We are optimistic that we will be able to further raise the popularity of our share in the U.S. financial market.

First share buyback program completed. On April 15, 2003, we completed Deutsche Bank's first share buyback program, announced in June 2002, after cancelling 40 million shares. On September 4, we launched our second share buyback program for which we obtained shareholder approval at the General Meeting in June 2003 (see chart on page 37). On this basis, Deutsche Bank is authorized to buy up to 58 million of its own shares until September 2004, or 10% of total shares issued. The program is implemented via both spot transactions and the sale of put options. The program is financed from current earnings and capital released by a further reduction of risk-weighted assets. Despite the repurchase of our own shares, we continue to maintain Deutsche Bank's core capital ratio at the upper end of our target corridor of 8 – 9%. By year's end, we had repurchased more than 17 million shares at an average price of € 57.70. On our Investor Relations website, we regularly keep investors informed about progress in the share buyback program. In buying back our own shares, we want to return excess capital to our shareholders and improve our return on equity and earnings per share.

Regional distribution of share capital
in % at year's end


Germany
Foreign countries
48
52
47
53
54
46
47
53
00
01
02
03
55
50
45
40

0000317

Higher foreign share

Shareholder structure. With more than 500,000 shareholders, Deutsche Bank is one of Germany's largest publicly held companies. It also has a firmly anchored position on international markets. The percentage of our share capital held by foreigners was 53% at the end of 2003, seven percentage points above the previous year figure. Especially noteworthy is the heightened interest in our share among investors from the U.S.A. and the United Kingdom. At the end of 2003, they held 11% and 12%, respectively, of our shares after 8% each at the end of 2002. Apparently, the listing of our share on the New York Stock Exchange and our efforts to position Deutsche Bank as a global company are beginning to bear fruit.

We are not aware of any major shareholders with a shareholding of more than 5% to be reported under § 21 German Securities Trading Act. According to its own statements, La Caixa, the Spanish savings bank held a 3.8% stake in Deutsche Bank at year's end 2003.

Equity presence at the General Meeting increased. A total of 38.8% of the voting capital was represented at our General Meeting on June 9, 2003 in the Festhalle in Frankfurt, three percentage points more than in 2002. By contrast, shareholder attendance, at 5,500, was 1,000 below the previous year's figure. One reason for the increased presence of voting capital was that we made it easier for our institutional shareholders to exercise their voting rights. Increasing use was made of our user-friendly Internet applications relating to the General Meeting. For the first time, shareholders were able to register for electronic mailings of documentation for the General Meeting. All counterproposals were published without delay on our website, as required by law.

Voting presence at the General Meeting
in % of share capital


40
35
30
38
32
34
36
39
99
00
01
02
03

After the customary review of business performance, Josef Ackermann, Spokesman of the Board of Managing Directors and Chairman of the Group Executive Committee, introduced the new phase of our management agenda that focuses mainly on improving revenues. This was followed by an animated exchange of views between shareholders and management. Towards the end of the event, shareholders approved all items of the agenda with large majorities.

Building trust. The general conditions for our financial reporting in 2003 were characterized by a gradual return of basic trust in the integrity of securities markets. In this situation the Investor Relations team provided a timely and consistent flow of information to shareholders and analysts. We satisfied our private investors' appetite for information mainly via the Internet and our toll-free shareholder hotline. In numerous one-on-ones, brokerage conferences, telephone conferences and international roadshows we answered, in many cases together with the company's management, questions from investors and analysts.

A highlight of our financial communications in 2003 were the Investor Day events in London and New York in September. The Spokesman of the Board of Managing Directors and Chairman of the Group Executive Committee, Josef Ackermann, and Chief Financial and Risk Officer Clemens Börsig presented the Group strategy and outlined our risk and capital management objectives. In addition, the Heads of the corporate and business divisions presented the current status of and outlook for their businesses to a large professional audience. On this occasion, key targets of Deutsche Bank were reaffirmed, for example a (pre-tax) return on equity of 25% and envisaged operative costs for 2004 of less than € 16.5 billion. All of our events for shareholders and analysts in 2003 were also broadcast live over the Internet and thus made accessible to the general public. Recordings of these events are also available for replay on the Internet.

Distribution of share capital
Total of 581.9 million shares at year's end 2003


Insurance companies, mutual fund companies 17%
Wage and salary earners, pensioners 9%
Other private persons 9%
Other institutional investors and companies 65%

To allow us to better respond to a growing number of questions from investors in our debt securities, our Investor Relations team expanded its services in 2003. We now also offer, as we have to our shareholders for some time, tailored information services to our bondholders and to rating agencies specialized in reviewing our credit quality as a borrower. The response from this increasingly important group of investors on capital markets has been invariably positive.

Higher dividend proposed

Higher dividend proposed. It will be proposed to the General Meeting on June 2, 2004 that the dividend for the financial year 2003 be increased by € 0.20 to € 1.50. In doing this, we want to let our shareholders participate directly in our improved performance of 2003. The increase also expresses our confidence in our ability to further improve profitability in the next years.



Customer orientation. I chose Deutsche Bank for its reputation and commitment to cash management services as the Carphone Warehouse prides itself on excellent customer service. Deutsche Bank's passion to perform is reinforced by its desire to structure, implement and service high quality cash management solutions, which are the best available in Europe.
Neil King, Group Director of Treasury, The Carphone Warehouse Group PLC, London

Corporate and Investment Bank

Demonstrating leadership

The Corporate and Investment Bank Group Division (CIB) continued to build on its position at the forefront of the investment banking industry, demonstrating leadership in many business areas. This was achieved in an environment that remained volatile, despite solid signs of recovery in the equity markets. Our performance was confirmed by the prestigious Bank of the Year award from International Financing Review magazine. Deutsche Bank was a dominant force in the bond and equity markets, ranking number one in net sales and trading revenues. Our global leadership in derivatives and convertibles met with strong international recognition. In corporate finance, market share continued to grow, both in Europe and the Americas.

Global Markets: market share in U.S. agency debt issuance
in %


3
10
10
12
10
5
0
00
01
02
03

Source: Thomson Financial

Corporate Banking & Securities

The Corporate Banking & Securities Corporate Division comprises the Global Markets, Global Equities and Global Corporate Finance Business Divisions and the Global Banking Division.

Global Markets comprises all origination, trading, sales and research in foreign exchange, money markets, repo, government, agency and investment grade bonds, emerging markets, exchange-traded and OTC derivatives, commodities, structured products and securitization.

Global Markets increased its revenues in 2003 and strengthened its dominant position in many product areas, despite substantially more challenging market conditions, particularly during the second half of the

Income before income taxes 2003
In 2003 CIB achieved income before income taxes of € 3.5 billion, which was several times higher than in the previous year. Net revenues were increased by € 0.4 billion compared with 2002 to € 14.2 billion, although the weakness of the U.S. dollar against the euro had a negative effect in currency translation. Factors contributing to the increase were sales and trading in debt instruments and equities. We reduced our noninterest expenses by € 1.3 billion, which also reflects successful cost containment measures. Total provision for credit losses was more than halved to € 0.7 billion thanks to strict risk management and a generally improved loan quality.

Corporate and Investment Bank[1]

in € m.	2003	2002
Net revenues	14,180	13,776
Total provision for credit losses	707	1,742
Noninterest expenses	9,946	11,259
Income before income taxes	**3,527**	**774**
Return on equity in %	25	5
BIS risk positions	137,615	155,160
Assets	681,722	642,127

[1] For notes and other detailed information, see Financial Report 2003 (Management Report).

Global Markets: trading in credit derivatives
Net new volume in credit default swaps
index in 2000 = 100


100
155
268
503
00
01
02
03
500
400
300
200
100
0

year. Global Markets remained true to its client-focused business model, with around 85% of total revenues derived directly from business with institutional and corporate customers. On the other hand, we maintained a disciplined and limited approach to proprietary trading. With investment grade corporate bonds and residential mortgage-backed securities, Global Markets achieved gains in order flows, particularly from U.S. money managers. U.S. investors voted Deutsche Bank the number one trader in U.S. Treasury securities in 2003; in foreign exchange, we won accolades in surveys by financial magazines.

Revenues from structured products grew at an impressive rate, particularly in credit, interest rate and foreign exchange derivatives. Deutsche Bank's strength in derivatives was again reflected by awards from Euromoney and Derivatives Week. In 2003, Global Markets expanded derivatives technology to real estate, private equity and project finance.

Deutsche Bank was again the leading underwriter of euro-denominated bond issues. Moreover, we have been consistently ranked in the top two among international bond underwriters and among the top seven underwriters of investment grade corporate bonds in the U.S. market.

Our presence in the bond markets was underlined by good rankings in numerous surveys in 2003, notably Euromoney's Capital Raising poll, which ranked Deutsche Bank number one. International Financing Review voted us Bond House of the Year for 2003.

Important initiatives demonstrating Global Markets' pursuit of market leadership in 2003 included Deutsche Bank's part in the launch of the iBoxx credit default swap index and the inauguration of derivatives on economic statistics.

Global Equities: market share retail derivatives* in Germany
in %


18
38
39
01
02
03
40
30
20
10
0

* Warrants and certificates
Source: Deutsche Börse

Global Equities comprises all trading, sales and research in cash equities, convertibles, equity derivatives, prime services, program trading and structured products.

In 2003, Global Equities reinforced its position among the top two global equities firms in a market that showed signs of recovery in the second quarter. Equity market indices increased for the first time in three years and market volumes remained robust. Deutsche Bank further strengthened its leading position in sophisticated equity products and services. Convertibles, equity derivatives, prime services and program trading contributed over 50% of Global Equities' total revenues. We were named Equity Derivatives House of the Year and European Equity-Linked House of the Year for 2003 by International Financing Review.

Global Equities also dominated program trading globally. It ranked number one in Europe according to Institutional Investor, and maintained a leading market share position in the U.S. In prime services, Global Equities was ranked in the top three by Global Custodian magazine.

Deutsche Bank leveraged its efficient program trading platform to win several of the largest global transition management mandates in 2003. These included a complex transaction for a sovereign investment fund that saw the transition of over 400 million shares, totaling € 9 billion,

between 10 different investment managers over a three-day period. Global Equities Transition Management achieved a number one ranking in eight out of nine categories in the Global Investor survey.
Deutsche Bank continued to be the leading European equities firm across all products, dominating the two largest European markets, Germany and the UK, with market shares of 29% and 15% respectively. The European research product ranked third in two highly reputed surveys.
In Asia/Pacific, Deutsche Bank moved for the first time into the top five group of brokers. The Japanese research product was ranked third in 2003 by Institutional Investor and the Nikkei survey named us top foreign broker in Japan.
Our Global Equity Research was ranked fourth in the 2003 Institutional Investor Global Research Survey.

Global Equities: market share in *European equity trading*
in %


2002
2003
14
15
17
29
14
15
13
13
30
20
10
0
EU
Germany
UK
France

Source: Autex

The **Global Corporate Finance** Business Division comprises client coverage for all business divisions in Corporate Banking & Securities, advisory, equity capital markets, credit trading and debt products.
In 2003, Global Corporate Finance enjoyed strong revenue growth and increased market share, while maintaining strict cost management. Despite minimal growth in the global mergers and acquisitions market, we secured leading advisory roles in high profile transactions worldwide. Notable cross-border advisory mandates included those for a leading global energy and utilities company, and a major European telecoms player.

High profile transactions

In Asia/Pacific, Deutsche Bank ranked number one in the announced M&A deal league table for the first time. We acted as financial advisor on the largest transactions in the region: the restructuring of a financial institution in Japan; the largest ever M&A transaction in New Zealand which was for a UK financial institution and the first major acquisition outside China for a Chinese power generation company.
Amid increased competition, Deutsche Bank maintained its number one position in Germany in equity capital markets and M&A. In M&A, we enjoyed a market share of almost 30%. This was recognized by Euromoney when it named us Best Bank in Germany.

"Best Bank in Germany"

We were the clear leader in European equity capital markets business in 2003. Deutsche Bank was ranked number one in rights issues and played key roles in some of the year's most prominent equity-linked transactions, including the largest convertible bond issue in Europe. International Financing Review recognised our achievements by awarding us their top equity-linked accolade.
In a lack-lustre year for initial public offerings (IPOs), Deutsche Bank played key parts in a number of successful transactions. They included the advisory mandate in the year's largest IPO for a Chinese life insurance company. Deutsche Bank's IPO for a UK utility was named Global IPO of the Year.

Global Corporate Finance: market share in European equity capital markets*
in %



16
15
12
10
7
5
0
01
02
03

* Equity and equity-linked issues including rights issues

In the U.S.A. and Europe, Deutsche Bank's high yield business enjoyed impressive growth. In Europe, we were the clear leader with a market share in excess of 21%. This performance was acknowledged by the accolade of European High-Yield Bond House of 2003. We had leading roles in the first simultaneous issue of equity, high-yield bond and syndicated loan for a European corporate. Deutsche Bank's distressed debt franchise produced record trading revenues in 2003.
Globally, Deutsche Bank remained a leading underwriter of commercial mortgage-backed securitizations in 2003. Further progress was also made in real estate investment banking. We participated in a real estate financing which received the award of Securitisation Deal of the Year in 2003 due to its size and structure.

In the **Global Banking Division**, we concentrated our client coverage for global corporates, financial institutions and German medium-sized companies through relationship management teams. They play an important role in profiling Deutsche Bank in the market as a leading provider of the full range of products and services from one source. In close cooperation with the other areas of the bank, they ensure that our clients worldwide have access at all times to a wide range of financial solutions tailored to their needs.

Holistic approach

Among our customers, this holistic approach met with a highly positive response. Financial institutions, which are a key business segment for Deutsche Bank, voted us top relationship provider in an independent industry poll. Global corporates, comprising a targeted client base of 2,500 companies and their subsidiaries, ranked us number one in Europe, number two in Asia/Pacific and fourth in the Americas.
In 2003, Deutsche Bank merged all of its leasing activities to form the Asset Finance & Leasing product division, which is present in Europe and the U.S.A. We offer our clients financing solutions for projects and acquisitions of assets including advisory and real estate leasing.

Global Transaction Banking

The Global Transaction Banking Corporate Division comprises the Business Divisions Global Cash Management, Global Trade Finance and Trust & Securities Services.

In 2003, **Global Cash Management** cemented its position as a leading provider in its segment in Europe. It maintained a top-three ranking in Asia and improved its presence in the U.S.A. Among financial institutions, we were again a dominant provider of euro clearing services and a top four U.S. dollar clearer.
Significant investment in technology enhancement enabled us to generate efficiencies in our cash management systems. The market recognized this with several new mandates.
Three financial magazines named us as the Best Cash Management Bank in Europe. In a survey, we were acknowledged as the Best Overall Correspondent Banking Service Provider in Asia.

Global Trade Finance, which includes all of Deutsche Bank's trade and export finance businesses, continued to be a market leader in Europe in 2003. Among other things we played a key role in the largest syndicated loan in Russia since 1998.
Trade Finance magazine named us Best Trade Documentation Bank and Best Short-Term Trade Finance Bank for the second consecutive year; another magazine voted us as the best provider of Internet-based services for trade finance. Since January 2001, Deutsche Bank has been continuously ranked as the leading arranger of trade finance loans by number of transactions.

Trust & Securities Services (TSS) provides a portfolio of administrative services on debt and equity transactions. It also includes the bank's domestic custody business, which we focused on in 2003. That is why we divested our global custody service at the beginning of the reporting year and agreed with Dresdner Bank towards the end of last year to acquire their German institutional custody business.
The strong position of TSS is confirmed both by its top ranking as trustee for U.S. and euro asset-backed securities and by its number two position in CDOs globally. Deutsche Bank also established itself in the reporting year as leading issuing and paying agent for new Euro Medium Term Notes and Euro Commercial Paper programs. In addition, its domestic custody services were "top-rated" or "commended" in 18 of its 23 markets, based on Global Custodian's agent bank reviews.

Global Transaction Bank: market share as issuing and paying agent
New business in % (programs)


2001
2002
2003
24
30
35
32
34
41
40
35
30
25
20
15
10
MTN¹
CP²

¹ Euro Medium Term Notes
² Euro Commercial Paper
Source: Dealogic

Concentration on domestic custody business

Reliability. Spanish people are usually seen as being very passionate. This is a label, of course, and may sometimes be unreal. Personally, though, I like working with a bank that bases its activities on the concept of passion. Even more important is the fact that as I see this in my daily contacts with Deutsche Bank. For me, this translates into effort, trust and strength.
Araceli Manzano, Architect, Barcelona



Private Clients and Asset Management

Prepared for growth

The Private Clients and Asset Management Group Division (PCAM) reorganized late in 2002 to comprise two Corporate Divisions: Asset and Wealth Management and Private & Business Clients. With assets under control totaling € 872 billion, PCAM is one of the world's leading providers in this market. Diverse initiatives in 2003 enabled us to lay the foundations for stronger earning power and growth in business volume.

Asset and Wealth Management

The Asset and Wealth Management Corporate Division comprises the Asset Management and Private Wealth Management Business Divisions.

In 2003, the **Asset Management** Business Division (AM) concentrated on improving its client service, enhancing its product range and stepping up investment performance.

Our subsidiary DWS, the European market leader in retail asset management, was named best large mutual fund company in Germany for the ninth consecutive year by Standard & Poor's. We attained strong inflows, particularly in the second half of the year. DWS remained the dominant force in Germany with a 25% market share and continued to grow in Italy, Spain and the United Kingdom. A series of distribution agreements with major banks across Europe contributed to the growing sales of DWS funds.

Asset Management: product mix of invested assets
Total of € 567 bn. at year's end 2003


Alternative investments including real estate 9%
Retail funds 35%
Institutional business 56%

Income before income taxes 2003
In 2003, income before income taxes in PCAM was € 1.2 billion. The decline in revenues was mainly due to the sale of our insurance business in 2002. Our noninterest expenses fell to € 6.7 billion. The structural realignment measures completed in the reporting year contributed to the savings, despite higher severance payments in the Private & Business Clients Corporate Division. The higher total provision for credit losses at € 0.3 billion reflects the difficult economic environment in Germany throughout 2003.

Private Clients and Asset Management[1]

in € m.	2003	2002
Net revenues	8,226	9,518
Total provision for credit losses	321	223
Noninterest expenses	6,734	8,080
Income before income taxes	**1,172**	**1,215**
Return on equity in %	15	15
BIS risk positions	63,414	59,490
Assets	124,606	109,394

[1] For notes and other detailed information, see Financial Report 2003 (Management Report).

Asset Management:
regional break-down of invested assets
Total of € 567 bn. at year's end 2003


Americas
40 %
Europe
54 %
Asia/Pacific
6 %

Scudder Investments was a major contributor to the successful development of the asset management business in the Americas in 2003. As a result of focusing on distribution in the advisor-sold channel, Scudder enjoyed strong sales growth in 2003. According to the Investment Company Institute (ICI), our long-term new sales increased 14 % from U.S.$ 5.6 billion in 2002 to U.S.$ 6.4 billion in 2003. According to Strategic Insight, we also improved our long-term net flow ranking among the largest 40 firms in the channel from 32nd at year-end 2002 to 23rd at year-end 2003. In industry surveys our Customer Contact Service Center received praises.

Our institutional asset management in the U.S.A. continued to meet our clients' investment objectives with innovative products. We offer a broad range of investments in equity, fixed income, cash and alternative investments such as hedge funds, private equity and real estate. We serve a variety of clients, including corporations, financial institutions, pension funds and non-profit-making organizations. We were the largest third-party manager of insurance company assets in the United States.

In Asia/Pacific, we reduced costs through outsourcing initiatives and headcount adjustments, and registered a number of important new client wins. Successful product launches boosted the growth in retail market momentum. We started a new asset management business in India and during the year launched seven domestic funds in which investors placed more than € 400 million at December 31, 2003. This made us the second fastest growing asset management company in India.

Successful hedge funds

DB Absolute Return Strategies (DB ARS), our global hedge fund management business, saw significant growth in 2003 from both client capital raising and strong fund performance. DB ARS ranks as one of the top 20 fund of hedge fund businesses with over U.S.$ 4.7 billion in assets. The number of client accounts across the U.S.A., Europe and Asia grew significantly, raising net assets of U.S.$ 1.6 billion for the year. Total assets under management by Deutsche Bank at the end of 2003 exceeded U.S.$ 8.5 billion, of which U.S.$ 3.8 billion were in single-manager hedge funds, investing directly in securities and financial instruments.

Our Real Estate business ended 2003 with € 46.6 billion under management. We launched a Japan-domiciled retail fund investing in U.S. REITs through RREEF Securities. In Australia, a feeder fund invested in RREEF's America II and Securities funds.

Expanding real estate investment business

In all, our U.S. real estate investment company RREEF captured 52 new institutional clients and increased its assets under management to U.S.$ 21 billion. The German grundbesitz-invest fund invested in office buildings in Tokyo and Los Angeles using our qualified local representatives' market expertise.

In December 2003, we placed a Global Real Estate Opportunities Fund in a volume of U.S.$ 1.2 billion with institutional investors and high net worth private clients. This is one of the largest global funds of its kind ever launched and underlines our product expertise and placing power in this area.

Demanding clients

Private Wealth Management (PWM) caters to the specific needs of high net worth clients, their families and select institutions worldwide. During 2003, PWM further refined the business model for its demanding clients to ensure a holistic product and service offering. These efforts were driven by our aspiration to be the trusted adviser to high net worth individuals in all the world's major wealth markets.

PWM is committed to providing clients with a banking, investment management, advisory and fiduciary platform that delivers proprietary and open architecture solutions of superior quality. In every aspect of our relationship with clients, we dedicate ourselves to effective performance that is characterized by integrity, impartiality and complete confidentiality. PWM provides its clients with extraordinary benefits by leveraging the far-reaching capabilities of Deutsche Bank Group.

Private Wealth Management: regional break-down of invested assets
Total of € 162 bn. at year's end 2003


Germany
23 %
Asia/Pacific
6 %
U.S.A.
41 %
Europe
(excluding Germany),
Middle East,
Latin America
30 %

The invested assets globally managed by PWM at the end of 2003 amounted to € 162 billion (end of 2002: € 155 billion). The growth came from net inflows of clients' funds, the acquisition of Rued, Blass & Cie as well as from internal reorganizations and the development of the market. A strongly contractive influence was the exchange rate related effect of the U.S. dollar's weakness against the euro.

In 2003, PWM realigned its global structure. Firstly, we wanted to meet our clients' wishes for first-class products even more successfully through close cooperation with Global Markets, Global Equities, Corporate Finance and Asset Management. We also enlarged our offered range of high-quality third-party products. Secondly, we renewed our global investment process and improved our investment performance. Thirdly, we simplified processes, reduced costs and improved quality and through-put time by using internationally aligned IT applications in client coverage.

Two business models in U.S.A.

Relationship managers, as clients' personal contacts, are supported by dedicated specialists from all areas. Our business philosophy of making client service in relationship management the pivotal factor in our PWM business was especially very well received in our German home market. We were mandated with significant new client accounts. In the U.S.A. we offer two different business models for clients. On the one hand, PWM U.S. Onshore caters to high net worth clients who prefer to delegate the management of their financial situation to our Portfolio Management, based on a clear understanding of their goals and objectives. On the other hand, DB Alex. Brown Private Client Services (PCS), with its brokerage model, caters to active investors whom we advise, but who prefer to make their own investment decisions.

International expansion

PWM's international business was strengthened in 2003. In Switzerland, Deutsche Bank became a leading provider for the top bracket of very high net worth individuals in that country. All customers of Rued, Blass & Cie were retained after the company's acquisition. We expanded our European franchise into Central and Eastern Europe and opened an office in Moscow in summer. While Latin America showed very satisfactory development in the light of the difficult market environment, the Middle East business captured strong asset growth from existing and new clients.

In Asia, a particularly interesting market with strong growth, PWM continued to grow its franchise. Equipped with a strong service culture and an unrivalled product range, Deutsche Bank is well positioned to meet the growing demands of wealthy clients in this region.

Private & Business Clients

In 2003, we combined our business with private and business clients throughout Europe in the **Private & Business Clients** Corporate Division (PBC). We now offer our services and products in seven European countries – including our core markets Germany, Spain and Italy – under the Deutsche Bank brand and uniform management.

Private & Business Clients: customer dialogue
Total of 125 million customer contacts in 2003



Personal
40 %
Online
40 %
Phone
20 %

In Europe, Deutsche Bank covers a business volume of roughly € 230 billion for more than 13 million customers. We have approximately 50 million personal contacts with clients each year and 25 million contacts by telephone. There are also a further 50 million contacts through our online channels. Some 1,200 mobile financial advisors also visit customers at home if they wish.

At the core of our business model is the provision of a holistic advisory and coverage service from one source to eight attractive customer groups. Our tailored financial solutions are aligned exactly with the client's life phase at any given time.

To penetrate the market, we need strong distribution units. In 2003, therefore, we modernized our entire branch network consisting of some 1,300 Investment & Finance Centers, of which 770 are in Germany. We offer the full range of products and services at all locations through new integrated teams that share responsibility for all client segments. With this structure, we can also increase the number of products sold per customer.

To free our sales force of administrative work and to raise their efficiency, we streamlined the central service units and also simplified internal procedures and processes.

Bank customers of today want qualified and comprehensive advice. To meet this need, we developed "db Financial and Asset Planning". This innovative advisory program allows a clearly structured financial analysis tailored to the customer's situation, from which a financial plan can be subsequently derived, taking account of private and business aspects alike.

In the reporting year, we implemented strategic partnerships with seven leading international asset managers, enabling us to offer our customers a broader and at the same time high quality investment fund offering in conjunction with advisory.

At 850 sites in Germany we have installed a more advanced generation of self-service terminals with optical character recognition functions, making it much easier for our customers to settle their day-to-day payments business. This also applies to the combined cash deposit and withdrawal machines already available at some sites.

We successfully completed our strategic realignment of the Private & Business Clients Corporate Division in 2003. We improved our range of products and reduced our costs. At the same time, we laid the foundations for future growth. We are confident that we can continue to increase revenues and profits in PBC.

Private & Business Clients: regional break-down of customers
Total of 13 million customers at year's end 2003


Spain
5 %
Other
1 %
Germany
65 %
Italy
29 %

0000331



Fresh Ideas. AmeriCredit has long relied on Deutsche Bank's expertise in developing creative solutions for our funding needs. Their in-depth understanding of our business enables them to develop innovative ideas well structured for the dynamic capital markets.
Dan Berce, President of AmeriCredit, Fort Worth

Corporate Investments

The Corporate Investments Group Division encompasses our portfolio of industrial holdings (DB Investor), investments in private equity, which include direct investments in private equity and fund and venture capital investments, as well as other corporate investments including real estate owned by the bank. At the end of 2003, the total Group-external assets of Corporate Investments amounted to € 18.2 billion. Of that figure, € 9.9 billion relate to DB Investor, € 2.2 billion to private equity and € 6.1 billion to other corporate investments such as those in Eurohypo AG and Atradius B.V.

Focus on core businesses

Following our decision in 2002 to focus on core activities and scale down our principal exposure to non-strategic financial holdings, we continued to pursue this course consistently in 2003. For example, we divested a substantial part of our private equity portfolio in a management buyout. We further reduced our private equity portfolio through the sale of direct investments and securitized selected fund investments. We also decreased our shareholdings in listed companies and disposed of a number of office and bank buildings in Europe, most of which were used by the bank itself.

Industrial holdings reduced

In DB Investor we hold and manage Deutsche Bank Group's listed **industrial holdings**. We continued the managed wind-down of this portfolio, too, in 2003, selling all of our shares in mg technologies AG and HeidelbergCement AG and reducing our holding in Allianz AG from 3.2% to

Income before income taxes 2003
In 2003, Corporate Investments continued the strategy of winding down investments not needed for our core business. Net revenues in the reporting year included charges arising from other-than-temporary impairments of equity investments, from the divestment of business activities, from the sale of buildings and from the full write-off of our shareholding in Gerling Group. At the same time, in contrast to the previous year, there were hardly any gains from the sale of industrial holdings. The reduction of noninterest expenses by € 0.5 billion to € 0.8 billion enabled us to limit the net loss in Corporate Investments to € 1.7 billion.

Corporate Investments[1]

in € m.	2003	2002
Net revenues	(916)	3,000
Total provision for credit losses	35	144
Noninterest expenses	763	1,293
Income before income taxes	**(1,714)**	**1,563**
Return on equity in %	(33)	24
BIS risk positions	13,019	19,219
Assets	18,987	26,536

[1] For notes and other detailed information, see Financial Report 2003 (Management Report).

Development of industrial holdings
Cost base in € bn. at year's end


6.1
5.1
4.6
01
02
03
6
4
2
0

2.5% and in Deutz AG from 25.9% to 10.5%. The largest three remaining industrial holdings by market value at the end of 2003 were our equity interests of 11.8% in DaimlerChrysler AG, 2.5% in Allianz AG and 10.0% in Linde AG.

We continued to reduce our investments in **private equity** in 2003. In February, the former management of DB Capital Partners acquired a large part of our late-stage private equity for € 1.5 billion. We retained a 20% share in the portfolio. In Germany, we sold our holdings in Tele Columbus GmbH and in Tele Columbus Ost GmbH (formerly SMATcom GmbH) to BC Partners at the beginning of the third quarter. We also separated from other smaller private equity investments.

In the U.S.A., we sold private equity fund investments for some € 350 million in the course of the reporting year. There, too, in August 2003, we securitized funds in a volume of roughly € 400 million, reducing the book value of our private equity exposure by € 110 million. Finally, in the fourth quarter we divested two more venture capital portfolios with their investment focus in the U.S.A.

In Australia, we transferred the third party private equity business to our Asset and Wealth Management Corporate Division at the beginning of 2003.

At the end of 2003, our private equity portfolio largely comprised Morgan Grenfell Private Equity funds, other fund investments and residual investments in venture capital and late-stage private equity. We shall continue to work on reducing these investments.

Development of private equity investments
Assets in € bn. at year's end


direct
indirect
5.8
2.0
4.9
1.8
1.1
1.1
01
02
03
6
4
2
0

We also substantially reduced our **other corporate investments** in the reporting year.

In August 2003, we finalized the divestment of our holding in the Gerling insurance group. In this connection, we took a 38.4% stake in Atradius B.V., a global credit insurer (formerly Gerling NCM). The main shareholder in Atradius B.V. is Swiss Re.

In the second half of 2003, we sold our 2.1% share in SES Global, a Luxembourg-based satellite operator and divested our entire 9.3% stake in the Greek EFG Eurobank Ergasias.

Corporate Center

The Corporate Center supports the Group Board in the fulfilment of its management responsibility. The tasks range from the the preparation, management and control of key Group functions to the optimization of important resources and to communication with staff, media and shareholders.

Transparent figures

Risk control and risk management. The Controlling staff unit, globally integrated into the Corporate Divisions, but independent of them, is primarily responsible for the correctness and transparence of our financial figures. Correct and early data are the indispensable basis for the decisions of management and for the valuation of our share on the stock market. Heavier demands were caused in 2003 in particular by the Sarbanes-Oxley Act, new accounting regulations and the deconsolidation of non-core activities.

The Tax unit has functional responsibility worldwide for our tax positions and for the fulfilment of our tax obligations. It advises the Corporate Divisions on tax issues relating to structures, products and transactions. Global Risk Management oversees and manages Deutsche Bank's credit, market and operational risks; it did excellent work in the unstable economic environment of 2003.

Optimization of resources. In a phase of rapid organizational change, human resources policy has great importance. With its modern staff selection and staff development methods as well as the stronger orientation of management philosophy towards team spirit, it contributes to the evolution of a shared "one bank culture" in our company.

The Treasury unit has functional responsibility for the optimal management of capital, balance sheet and liquidity. It also coordinates their allocation to the Corporate Divisions and is responsible for ensuring that regulatory capital requirements are fulfilled throughout the Group. With our core capital ratio of 10.0%, we are well above the industry average.

One of the cornerstones of our corporate strategy is the development of the "Deutsche Bank" brand. It is one of the the best-known financial brands in Europe with a clear profile among corporate and private clients. Our name stands in particular for professionalism and market leadership.

Communications. The transformation of the bank also made significantly higher demands on Communications in 2003. To meet these requirements more effectively, we combined communications with staff and media in one unit. There was again closer coordination with our staff unit Investor Relations, which is responsible for providing information to shareholders, analysts and rating agencies.

Share buyback programs
Quarterly buyback volume
in millions of Deutsche Bank shares


1st program
2nd program
22.9
15.2
24.1
5.9
11.2
25
20
15
10
5
0
3Q 4Q 1Q
2002
2Q 3Q 4Q
2003

Statement of Income

Deutsche Bank Group

Income Statement

in € m.	2003	2002	2001
Interest revenues	27,583	35,781	53,639
Interest expense	21,736	28,595	45,019
Net interest revenues	**5,847**	**7,186**	**8,620**
Provision for loan losses	1,113	2,091	1,024
Net interest revenues after provision for loan losses	**4,734**	**5,095**	**7,596**
Commissions and fees from fiduciary activities	3,273	3,926	3,537
Commissions, broker's fees, markups on securities underwriting and other securities activities	3,564	4,319	4,557
Fees for other customer services	2,495	2,589	2,633
Insurance premiums	112	744	2,717
Trading revenues, net	5,611	4,024	6,031
Net gains on securities available for sale	20	3,523	1,516
Net loss from equity method investments	(422)	(887)	(365)
Other revenues	768	1,123	295
Total noninterest revenues	**15,421**	**19,361**	**20,921**
Compensation and benefits	10,495	11,358	13,360
Net occupancy expense of premises	1,251	1,291	1,334
Furniture and equipment	193	230	357
IT costs	1,913	2,188	2,343
Agency and other professional service fees	724	761	1,080
Communication and data services	626	792	891
Policyholder benefits and claims	110	759	3,002
Other expenses	2,002	2,883	3,182
Goodwill impairment/amortization	114	62	871
Restructuring activities	(29)	583	294
Total noninterest expenses	**17,399**	**20,907**	**26,714**
Income before income tax expense and cumulative effect of accounting changes	**2,756**	**3,549**	**1,803**
Income tax expense	1,327	372	434
Reversal of 1999/2000 credits for tax rate changes	215	2,817	995
Income before cumulative effect of accounting changes, net of tax	**1,214**	**360**	**374**
Cumulative effect of accounting changes, net of tax	151	37	(207)
Net income	**1,365**	**397**	**167**

Earnings per Share Figures

in €	2003	2002	2001
Earnings per common share			
Basic			
Income before cumulative effect of accounting changes, net of tax	2.17	0.58	0.60
Cumulative effect of accounting changes, net of tax	0.27	0.06	(0.33)
Net income	**2.44**	**0.64**	**0.27**
Diluted			
Income before cumulative effect of accounting changes, net of tax	2.06	0.57	0.60
Cumulative effect of accounting changes, net of tax	0.25	0.06	(0.33)
Net income	**2.31**	**0.63**	**0.27**
Cash dividends declared per common share	**1.30**	**1.30**	**1.30**

Statement of Comprehensive Income

Deutsche Bank Group

Statement of Comprehensive Income

in € m.	2003	2002	2001
Net income	**1,365**	**397**	**167**
Reversal of 1999/2000 credits for tax rate changes	215	2,817	995
Unrealized gains (losses) on securities available for sale			
Unrealized net gains (losses) arising during the year, net of tax and other[1]	1,619	(5,596)	(2,496)
Net reclassification adjustment for realized net (gains) losses, net of applicable tax and other[2]	162	(3,527)	(1,423)
Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax[3]	(4)	2	(1)
Minimum pension liability, net of tax[4]	8	(8)	–
Unrealized net gains (losses) arising during the year, net of tax[5]	(936)	(1,602)	85
Net reclassification adjustment for realized net gains, net of tax[6]	(54)	–	–
Total other comprehensive income (loss)	**1,010**	**(7,914)**	**(2,840)**
Comprehensive income (loss)	**2,375**	**(7,517)**	**(2,673)**

[1] Amounts are net of income tax expense (benefit) of € 38 million, € (69) million and € (105) million for the years ended December 31, 2003, 2002 and 2001, respectively, and adjustments to insurance policyholder liabilities and deferred acquisition costs of € 4 million, € (230) million and € (610) million for the years ended December 31, 2003, 2002 and 2001, respectively.

[2] Amounts are net of applicable income tax expense of € 41 million, € 15 million and € 144 million for the years ended December 31, 2003, 2002 and 2001, respectively, and adjustments to insurance policyholder liabilities and deferred acquisition costs of € (10) million, € 110 million and € (44) million for the years ended December 31, 2003, 2002 and 2001, respectively.

[3] The amount is net of an income tax benefit for the years ended December 31, 2003 and 2001 and income tax expense for the year ended December 2002.

[4] Amount is net of income tax expense of € 3 million for the year ended December 31, 2003 and an income tax benefit of € 3 million for the year ended December 31, 2002.

[5] Amounts are net of an income tax expense (benefit) of € 70 million, € 20 million and € (41) million for the years ended December 31, 2003, 2002 and 2001, respectively.

[6] Amount is net of an income tax benefit of € 5 million for the year ended December 31, 2003.

Balance Sheet

Assets

in € m.	Dec 31, 2003	Dec 31, 2002
Cash and due from banks	6,636	8,979
Interest-earning deposits with banks	14,649	25,691
Central bank funds sold and securities purchased under resale agreements	112,419	117,689
Securities borrowed	72,796	37,569
Trading assets	345,371	294,679
of which € 107 billion and € 70 billion were pledged to creditors and can be sold or repledged at December 31, 2003 and 2002, respectively		
Securities available for sale	24,631	21,619
of which € 404 million and € 736 million were pledged to creditors and can be sold or repledged at December 31, 2003 and 2002, respectively		
Other investments	8,570	10,768
Loans, net	144,946	167,303
Premises and equipment, net	5,786	8,883
Goodwill	6,735	8,372
Other intangible assets, net	1,122	1,411
Other assets related to insurance business	8,249	7,797
Due from customers on acceptances	60	99
Accrued interest receivable	3,612	4,208
Pending securities transactions past settlement date	11,082	5,524
Other assets	36,950	37,764
Total assets	**803,614**	**758,355**

Liabilities and Shareholders' Equity

in € m.	Dec 31, 2003	Dec 31, 2002
Deposits	306,154	327,625
Trading liabilities	153,234	131,212
Central bank funds purchased and securities sold under repurchase agreements	102,433	90,709
Securities loaned	14,817	6,790
Other short-term borrowings	22,290	11,573
Acceptances outstanding	60	99
Insurance policy claims and reserves	9,071	8,557
Accrued interest payable	3,793	4,668
Pending securities transactions past settlement date	10,390	4,611
Other liabilities	53,380	33,084
Long-term debt	97,480	104,055
Trust preferred securities	–	3,103
Obligation to purchase common shares	2,310	278
Total liabilities	**775,412**	**728,364**
Common shares, no par value, nominal value of € 2.56[1]	1,490	1,592
Additional paid-in capital	11,147	11,199
Retained earnings	20,486	22,087
Common shares in treasury, at cost[2]	(971)	(1,960)
Equity classified as obligation to purchase common shares	(2,310)	(278)
Share awards	954	955
Accumulated other comprehensive income (loss)		
Deferred tax on unrealized net gains on securities available for sale relating to 1999 and 2000 tax rate changes in Germany	(2,828)	(3,043)
Unrealized net gains on securities available for sale, net of applicable tax and other	1,937	156
Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax	(3)	1
Minimum pension liability, net of tax	0	(8)
Foreign currency translation, net of tax	(1,700)	(710)
Total accumulated other comprehensive income (loss)	(2,594)	(3,604)
Total shareholders' equity	**28,202**	**29,991**
Total liabilities and shareholders' equity	**803,614**	**758,355**

Commitments and contingent liabilities (Notes [11], [31] and [34] of our Financial Report 2003)

[1] Issued: 2003: 581.9 million shares; 2002: 621.9 million shares.

[2] 2003: 16.9 million shares; 2002: 36.4 million shares.

0000338

Statement of Changes in Shareholders' Equity

Statement of Changes in Shareholders' Equity

in € m.	2003	2002	2001
Common shares			
Balance, beginning of year	1,592	1,591	1,578
Common shares distributed under employee benefit plans	–	1	13
Retirement of common shares	(102)	–	–
Balance, end of year	1,490	1,592	1,591
Additional paid-in capital			
Balance, beginning of year	11,199	11,253	10,876
Common shares distributed under employee benefit plans	–	21	462
Net losses on treasury shares sold	(36)	(129)	(85)
Other	(16)	54	–
Balance, end of year	11,147	11,199	11,253
Retained earnings			
Balance, beginning of year	22,087	22,619	23,331
Net income	1,365	397	167
Cash dividends declared and paid	(756)	(800)	(801)
Net losses on treasury shares sold	(386)	–	–
Retirement of common shares	(1,801)	–	–
Other	(23)	(129)	(78)
Balance, end of year	20,486	22,087	22,619
Common shares in treasury, at cost			
Balance, beginning of year	(1,960)	(479)	(119)
Purchases of shares	(25,464)	(30,755)	(37,032)
Sale of shares	23,903	28,441	36,090
Retirement of shares	1,903	–	–
Treasury shares distributed under employee benefit plans	647	833	582
Balance, end of year	(971)	(1,960)	(479)
Equity classified as obligation to purchase common shares			
Balance, beginning of year	(278)	–	–
Additions	(2,911)	(330)	–
Deductions	879	52	–
Balance, end of year	(2,310)	(278)	–
Share awards – common shares issuable			
Balance, beginning of year	1,955	1,666	1,883
Deferred share awards granted, net	888	1,098	487
Deferred shares distributed	(647)	(809)	(704)
Balance, end of year	2,196	1,955	1,666
Share awards – deferred compensation			
Balance, beginning of year	(1,000)	(767)	(1,016)
Deferred share awards granted, net	(888)	(1,098)	(487)
Amortization of deferred compensation, net	646	865	736
Balance, end of year	(1,242)	(1,000)	(767)
Accumulated other comprehensive income (loss)			
Balance, beginning of year	(3,604)	4,310	7,150
Reversal of 1999/2000 credits for tax rate changes	215	2,817	995
Change in unrealized net gains on securities available for sale, net of applicable tax and other	1,781	(9,123)	(3,919)
Change in unrealized net gains/losses on derivatives hedging variability of cash flows, net of tax	(4)	2	(1)
Change in minimum pension liability, net of tax	8	(8)	–
Foreign currency translation, net of tax	(990)	(1,602)	85
Balance, end of year	(2,594)	(3,604)	4,310
Total shareholders' equity, end of year	**28,202**	**29,991**	**40,193**

Cash Flow Statement

Cash Flow Statement

in € m.	2003	2002	2001
Net income	**1,365**	**397**	**167**
Adjustments to reconcile net income to net cash used in operating activities			
Provision for loan losses	1,113	2,091	1,024
Restructuring activities	(29)	583	294
Gain on sale of securities available for sale, other investments, loans and other	(201)	(4,928)	(2,806)
Deferred income taxes, net	269	2,480	(159)
Impairment, depreciation and other amortization and accretion	3,072	2,845	4,886
Cumulative effect of accounting changes, net of tax	(151)	(37)	207
Share of net loss (income) from equity method investments	(42)	753	278
Net change in			
Trading assets	(37,624)	(4,071)	(1,263)
Other assets	(7,452)	8,627	(9,670)
Trading liabilities	22,719	11,412	(3,022)
Other liabilities	8,095	(20,639)	(4,559)
Other, net	47	(296)	1,412
Net cash used in operating activities	**(8,819)**	**(783)**	**(13,211)**
Net change in			
Interest-earning deposits with banks	11,305	7,800	9,232
Central bank funds sold and securities purchased under resale agreements	5,378	(14,004)	(47,959)
Securities borrowed	(35,226)	2,749	33,138
Loans	12,789	9,634	5,802
Proceeds from			
Sale of securities available for sale	13,620	25,835	41,128
Maturities of securities available for sale	7,511	7,731	2,746
Sale of other investments	2,068	5,089	7,096
Sale of loans	16,703	9,508	16,185
Sale of premises and equipment	2,628	717	1,015
Purchase of			
Securities available for sale	(19,942)	(22,464)	(34,289)
Other investments	(2,141)	(4,474)	(7,976)
Loans	(9,030)	(2,364)	(8,903)
Premises and equipment	991	(1,696)	(3,689)
Net cash received (paid) for business combinations/divestitures	2,469	(1,110)	924
Other, net	327	687	958
Net cash provided by investing activities	**7,468**	**23,638**	**15,408**
Net change in			
Deposits	(21,423)	(41,278)	22,548
Securities loaned and central bank funds purchased and securities sold under repurchase agreements	17,751	7,603	(16,096)
Other short-term borrowings	(4,303)	274	(15,151)
Issuances of long-term debt and trust preferred securities	43,191	40,245	32,958
Repayments and extinguishments of long-term debt and trust preferred securities	(32,366)	(27,201)	(22,884)
Issuances of common shares	–	73	320
Purchases of treasury shares	(25,464)	(30,755)	(37,032)
Sale of treasury shares	23,389	28,665	36,024
Cash dividends paid	(756)	(800)	(801)
Other, net	(37)	(455)	(522)
Net cash used in financing activities	**(18)**	**(23,629)**	**(636)**
Net effect of exchange rate changes on cash and due from banks	(974)	(635)	325
Net increase (decrease) in cash and due from banks	(2,343)	(1,409)	1,886
Cash and due from banks, beginning of the year	8,979	10,388	8,502
Cash and due from banks, end of the year	6,636	8,979	10,388
Interest paid	22,612	31,349	48,099
Income taxes paid, net	911	408	1,251
Noncash investing activities			
Transfer from available for sale securities to trading assets	–	–	22,101
Transfer from trading assets to available for sale securities	–	–	14,938

Statement by the Board of Managing Directors

The Board of Managing Directors of Deutsche Bank AG is responsible for the Consolidated Financial Statements. They have been prepared in accordance with accounting principles generally accepted in the United States of America and thus fulfil the conditions of § 292a German Commercial Code for exemption from preparation of consolidated financial statements in accordance with German commercial law. In addition, the disclosure requirements of the European Union are satisfied.

The responsibility for correct accounting requires an efficient internal management and control system and a functioning audit apparatus. Deutsche Bank's internal control system is based on written communication of policies and procedures governing structural and procedural organization, enlarged risk controlling for default and market risks as well as the segregation of duties. It covers all business transactions, assets and records. Deutsche Bank's audit is carried out in accordance with the extensive audit plans covering all divisions of the Group and also including compliance with the organizational terms of reference.

KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft audited the Consolidated Financial Statements in accordance with German auditing regulations, and in supplementary compliance with auditing standards generally accepted in the United States of America and issued an unqualified opinion. KPMG Deutsche Treuhand-Gesellschaft and the Audit Department of Deutsche Bank had free access to all documents needed in the course of their audits for an evaluation of the Consolidated Financial Statements and for an assessment of the appropriateness of the internal control system.

Frankfurt am Main, March 2, 2004
Deutsche Bank AG

Josef Ackermann   Clemens Börsig

Tessen von Heydebreck   Hermann-Josef Lamberti

Supervisory Board

Dr. Rolf-E. Breuer
– Chairman,
Frankfurt am Main

Heidrun Förster*
– Deputy Chairperson,
Deutsche Bank Privat- und
Geschäftskunden AG, Berlin

Dr. rer. oec.
Karl-Hermann Baumann
Chairman of the Supervisory
Board of Siemens AG, Munich

Dr. Ulrich Cartellieri
Frankfurt am Main

Klaus Funk*
Deutsche Bank Privat- und
Geschäftskunden AG,
Frankfurt am Main

Ulrich Hartmann
from June 10, 2003,
Chairman of the Supervisory
Board of E.ON AG, Düsseldorf

Gerald Herrmann*
until June 10, 2003,
Federal Executive Secretary of
ver.di Vereinte Dienstleistungs-
gewerkschaft e.V., Berlin

Sabine Horn*
Deutsche Bank AG,
Frankfurt am Main

Rolf Hunck*
from June 10, 2003,
Deutsche Bank AG,
Hamburg

Sir Peter Job
London

Prof. Dr.
Henning Kagermann
Chairman and CEO of SAP AG,
Walldorf/Baden

Ulrich Kaufmann*
Deutsche Bank AG, Düsseldorf

Peter Kazmierczak*
until June 10, 2003,
Deutsche Bank AG, Essen

Adolf Kracht
until June 10, 2003,
Chairman of the Supervisory
Board of Wilhelm von Finck AG,
Grasbrunn

Professor Dr.-Ing. E.h.
Berthold Leibinger
until June 10, 2003,
Chairman of the Board of
Management of TRUMPF GmbH
+ Co. KG, Ditzingen

Henriette Mark*
from June 10, 2003,
Deutsche Bank AG,
Munich

Margret Mönig-Raane*
Vice President of ver.di
Vereinte Dienstleistungs-
gewerkschaft e.V., Berlin

Dr. Michael Otto
Chairman of the Board
of Management of
Otto (GmbH & Co KG),
Hamburg

Gabriele Platscher*
from June 10, 2003,
Deutsche Bank Privat- und
Geschäftskunden AG,
Braunschweig

Karin Ruck*
from June 10, 2003,
Deutsche Bank AG,
Bad Soden am Taunus

Klaus Schwedler*
until June 10, 2003,
Deutsche Bank AG,
Eschborn

Tilman Todenhöfer
Managing Partner of Robert Bosch
Industrietreuhand KG, Stuttgart

Michael Freiherr Truchseß
von Wetzhausen*
until June 10, 2003,
Deutsche Bank AG,
Frankfurt am Main

Lothar Wacker*
until June 10, 2003,
Deutsche Bank AG, Cologne

Dipl.-Ing. Dr.-Ing. E.h.
Jürgen Weber
from June 10, 2003,
Chairman of the Supervisory
Board of Deutsche Lufthansa AG,
Hamburg

Dipl.-Ing. Albrecht Woeste
Chairman of the Supervisory
Board and Shareholders'
Committee of Henkel KGaA,
Düsseldorf

Leo Wunderlich*
from June 10, 2003,
Deutsche Bank AG,
Mannheim

* elected by the employees

Committees

Chairman's Committee
Dr. Rolf-E. Breuer
– Chairman
Dr. Ulrich Cartellieri
Heidrun Förster*
Ulrich Kaufmann*
from June 10, 2003
Lothar Wacker*
until June 10, 2003

Mediation Committee
Dr. Rolf-E. Breuer
– Chairman
Dr. Ulrich Cartellieri
Heidrun Förster*
Ulrich Kaufmann*
until June 10, 2003
Henriette Mark*
from June 10, 2003

Audit Committee
Dr. rer. oec.
Karl-Hermann Baumann
– Chairman
Dr. Rolf-E. Breuer
Dr. Ulrich Cartellieri
Heidrun Förster*
Sabine Horn*
Rolf Hunck*
from June 10, 2003
Michael Freiherr Truchseß
von Wetzhausen*
until June 10, 2003

Credit and Market Risk Committee
Dr. Rolf-E. Breuer
– Chairman
Dr. rer. oec.
Karl-Hermann Baumann
Dr. Ulrich Cartellieri
Sir Peter Job
– Substitute Member
Ulrich Hartmann
from June 10, 2003
– Substitute Member
Adolf Kracht
until June 10, 2003
– Substitute Member

* elected by the employees

Reconciliation of reported to underlying results

Set forth below are the reconciliations of non-U.S. GAAP financial measures to the most directly comparable U.S. GAAP financial measures. Definitions of such non-GAAP financial measures and of the adjustments made to the most directly comparable U.S. GAAP financial measures to obtain them, as well as the reasons for their use, are set forth in note [28] to the consolidated financial statements. While such definitions and reasons refer to our business segments, they are generally applicable to the Group as a whole.

in € m.	2003	2002
Reconciliation of reported to underlying net revenues		
Reported net revenues	21,268	26,547
Add (deduct)		
Net (gains)/losses on securities available for sale/industrial holdings including hedging	184	(3,659)
Significant equity pick-ups/net (gains)/losses from investments[1]	938	1,197
Net (gains)/losses from businesses sold/held for sale	(494)	(571)
Net losses on the sale of premises	107	–
Policyholder benefits and claims[2]	(110)	(759)
Underlying revenues[3]	**21,892**	**22,755**
Reconciliation of reported provision for loan losses to total provision for credit losses		
Reported provision for loan losses	1,113	2,091
Provision for off-balance sheet positions[4]	(50)	17
Total provision for credit losses[5]	**1,063**	**2,108**
Change in measurement of other inherent loss allowance	–	(200)
Total provision for credit losses[3,6]	**1,063**	**1,908**
Reconciliation of noninterest expenses to operating cost base		
Reported noninterest expenses	17,399	20,907
Add (deduct)		
Restructuring activities	29	(583)
Goodwill impairment	(114)	(62)
Minority interest	3	(45)
Policyholder benefits and claims[2]	(110)	(759)
Provision for off-balance sheet positions[4]	50	(17)
Operating cost base[3]	**17,257**	**19,442**

[1] Includes net gains/losses from significant equity method investments and other significant investments.
[2] Policyholder benefits and claims are reclassified from "Noninterest expenses" to "Underlying revenues".
[3] For the year ended December 31, 2003, underlying revenues, total provision for credit losses and operating cost base decreased 4%, 44% and 11%, respectively. Reported net revenues, provision for loan losses and noninterest expenses decreased 20%, 47% and 17%, respectively.
[4] Provision for off-balance sheet positions is reclassified from "Noninterest expenses" to "Total provision for credit losses".
[5] Includes change in measurement of other inherent loss allowance.
[6] Excludes change in measurement of other inherent loss allowance.

in € m.	2003	2002
Reconciliation of income before income taxes to underlying pre-tax profit		
Income before income taxes	2,756	3,549
Add (deduct)		
Net (gains)/losses from businesses sold/held for sale	(494)	(571)
Significant equity pick ups/net (gains)/losses from investments	938	1,197
Net (gains)/losses on securities available for sale/industrial holdings including hedging	184	(3,659)
Net losses on the sale of premises	107	–
Restructuring activities	(29)	583
Goodwill impairment	114	62
Change in measurement of other inherent loss allowance	–	200
Underlying pre-tax profit[1]	**3,575**	**1,360**
Reconciliation of average total shareholders' equity to average active equity		
Average total shareholders' equity	28,940	36,789
Average unrealized net gains on securities available for sale, net of applicable tax effects	(810)	(4,842)
Average dividends	(756)	(701)
Average active equity[1]	**27,374**	**31,246**
Pre-tax return on average total shareholders' equity[2]	10%	10%
Underlying pre-tax return on average active equity[3]	13%	4%

[1] For the year ended December 31, 2003, underlying pre-tax profit and average active equity increased (decreased) 163% and (12)%, respectively. Income before income taxes and average total shareholders' equity decreased 22% and 21%, respectively.

[2] Income before income taxes divided by average total shareholders' equity.

[3] Underlying pre-tax profit divided by average active equity.

0000345

Group Five-Year Record

Balance Sheet in € m.	2003	2002	2001	2000	1999
Total Assets	803,614	758,355	918,222	928,994	875,789
Loans, net	144,946	167,303	259,838	274,660	254,173
Liabilities	775,412	728,364	878,029	885,311	843,438
Total shareholders' equity	28,202	29,991	40,193	43,683	32,351
Tier I risk-based capital (BIS)[1]	21,618	22,742	24,803	23,504	17,338
Total risk-based capital (BIS)[1]	29,871	29,862	37,058	39,343	35,172

Income Statement in € m.	2003	2002	2001	2000	1999
Net interest revenues	5,847	7,186	8,620	7,028	7,994
Provision for loan losses	1,113	2,091	1,024	478	725
Commissions and fee income	9,332	10,834	10,727	11,693	7,967
Trading revenues, net	5,611	4,024	6,031	7,625	2,127
Other noninterest revenues	478	4,503	4,163	8,133	6,944
Total net revenues	**20,155**	**24,456**	**28,517**	**34,001**	**24,307**
Compensation and benefits	10,495	11,358	13,360	13,526	9,655
Goodwill amortization/impairment	114	62	871	771	486
Restructuring activities	(29)	583	294	125	459
Other noninterest expenses	6,819	8,904	12,189	12,710	11,356
Total noninterest expenses	**17,399**	**20,907**	**26,714**	**27,132**	**21,956**
Income before income tax expense (benefit) and cumulative effect of accounting changes	**2,756**	**3,549**	**1,803**	**6,869**	**2,351**
Income tax expense	1,327	372	434	2,643	1,689
Income tax expense (benefit) from the change in effective tax rate and the reversing effect	215	2,817	995	(9,287)	(951)
Cumulative effect of accounting changes, net of tax	151	37	(207)	–	–
Net income	**1,365**	**397**	**167**	**13,513**	**1,613**

Key Figures	2003	2002	2001	2000	1999
Basic earnings per share	€ 2.44	€ 0.64	€ 0.27	€ 22.00	€ 2.76
Diluted earnings per share	€ 2.31	€ 0.63	€ 0.27	€ 21.72	€ 2.74
Dividends paid per share in period	€ 1.30	€ 1.30	€ 1.30	€ 1.15	€ 1.12
Return on average total shareholders' equity (RoE)[2]	4.7%	1.1 %	2.3 %	41.4 %	–
Adjusted return on average active shareholders' equity[3]	5.2%	10.2 %	7.1 %	20.1 %	–
Cost/income ratio[4]	81.8%	78.8 %	87.6 %	76.5 %	–
Price/earnings ratio	28.44	69.68	294.07	4.12	30.56
BIS core capital ratio (Tier I)[1]	10.0%	9.6 %	8.1 %	7.8%	5.9%
BIS capital ratio (Tier I + II + III)[1]	13.9%	12.6 %	12.1 %	13.1%	12.0%
Employees (full-time equivalents)	67,682	77,442	86,524	89,784	87,702

[1] For 2003, 2002, 2001 and 2000 on the basis of U.S. GAAP, for 1999 on the basis of IFRS.

[2] Net income in 2001 is adjusted for amortization of goodwill and other intangible assets.

[3] We calculate this adjusted measure of our return on average total shareholders' equity to make it easier to compare us to our competitors. We refer to this adjusted measure as our "return on average active equity". However, this is not a measure of performance under U.S. GAAP and you should not compare our ratio to other companies' ratios without considering the differences in calculation of the ratios. The principal items for which we adjust our ratio are the average unrealized net gains on securities available for sale, net of applicable tax effects. In addition we adjust our average total shareholders' equity for the effect of our paying a dividend once a year following its approval by the general shareholders' meeting. Net income used for this calculation is adjusted for the income tax expense from the change in effective tax rate and the reversing effect, for the effect of accounting changes, and in 2001, adjusted for the amortization of goodwill and other intangible assets.

[4] Total noninterest expenses (excluding amortization of goodwill and other intangible assets in 2001 and 2000) as a percentage of net interest revenues before provision for loan losses plus noninterest revenues (excluding amortization of negative goodwill in 2001).

Impressum/Publications

Deutsche Bank Aktiengesellschaft
Taunusanlage 12
60262 Frankfurt am Main
Germany
Telephone: +49 69 9 10-00
deutsche.bank@db.com

Investor Relations:
+49 69 9 10-38080
db.ir@db.com

The Annual Review 2003 and Financial Report 2003 on the Internet:
www.deutsche-bank.com/03

Important note

The financial information given on pages 38 to 42 is extracted from our audited Consolidated Financial Statements and from the Report on SEC Form 20-F for the year ended December 31, 2002. Deutsche Bank's complete Annual Report for 2002 including the Consolidated Financial Statements with the independent auditor's unqualified opinion from KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft and our Report on Form 20-F are available on our website at www.deutsche-bank.com/ir. These publications can also be ordered as detailed on this page.

Photos

Andreas Pohlmann, Munich
page 6

Roy Beusker, Den Haag
page 14

Ulrike Myrzik & Manfred Jarisch, Munich
pages 16, 22, 28 and 34

Forward-looking statements contain risks

This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this report that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of March 25, 2004 in the section "Risk Factors". Copies of this document are available upon request or can be downloaded from www.deutsche-bank.com/ir.

We will be happy to send you the following publications relating to the financial statements.
Please note that Deutsche Bank Group's annual report for 2003 is the first to consist of two separate sections: Annual Review 2003 and Financial Report 2003.

Annual Review 2003
(German and English)

Financial Report 2003
(German and English)

Form 20-F (English)

Annual Financial Statements and Management Report of Deutsche Bank AG 2003
(German and English)

List of mandates 2003
(German and English)

List of shareholdings 2003
(German and English)

List of Advisory Council Members 2003
(German)

Corporate Social Responsibility – Report 2003
(German and English)

How to order:

- by e-mail to results@db.com
- on the Internet at www.deutsche-bank.com/03
- by fax to +49 69 95 00 95 29
- by phone to +49 69 95 00 95 30
- by post from:
  Deutsche Bank AG
  Leser-Service-PKS
  60262 Frankfurt am Main
  Germany

E_KF21_U4 Calendar 19.03.2004 16:26 Uhr Seite U4

Financial Calendar for 2004/2005

April 30, 2004	Interim Report as at March 31, 2004
June 2, 2004	General Meeting in the Festhalle Frankfurt am Main (Exhibition Center)
June [illegible], 2004	Dividend payment
July 30, 2004	Interim Report as at June 30, 2004
October 29, 2004	Interim Report as at September 30, 2004
February [illegible], 2005	Publication of figures for the [illegible] financial year
April 29, 2005	Interim Report as at March 31, 2005
May 18, 2005	General Meeting in the Festhalle Frankfurt am Main (Exhibition Center)
May 19, 2005	Dividend payment
July 28, 2005	Interim Report as at June 30, 2005
October 28, 2005	Interim Report as at September 30, 2005

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